Form 10-K, Exhibit 13
period 1994-06-04
MORRISON RESTAURANTS INC/
filed 1994-09-02
CIK 68270

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in the Consolidated Financial Statements and related Notes found on pages 32 to 48 should be read in conjunction with this section.


1.  RESULTS OF OPERATIONS
    1.1  1994 Compared to 1993
    1.2  1993 Compared to 1992

2.  LIQUIDITY AND CAPITAL RESOURCES
    2.1  Cash Flow from Operating Activities
    2.2  Short-Term Borrowings and Credit Facilities
    2.3  Long-Term Debt
    2.4  Working Capital
    2.5  Capital Expenditures
    2.6  Dividends
    2.7  Deferred Tax Assets

3.  KNOWN EVENTS, UNCERTAINTIES AND TRENDS
    3.1  Financial and Stock Repurchase Plans
    3.2  New Accounting Standards
    3.3  Seasonality of Operations
    3.4  Impact of Inflation
    3.5  Impact of Health Care Reform
    3.6  Management's Outlook

1. RESULTS OF OPERATIONS
   Fiscal year 1994 marked the Company's third straight year of record earnings and sales. This progress was primarily achieved through the expansion of the Company's Ruby Tuesday Group and the growth and improved profitability of the Morrison Group. The Company implemented a new financial strategy in fiscal 1994 that focuses on the maintenance of a targeted capital structure utilizing prudent amounts of debt to finance the Company's expansion. This new strategy seeks to maximize the economic value returned on the capital invested in the Company and hence, maximize stockholder value. The contribution that each Group made to the Company's progress in fiscal 1994 is discussed below.

1.1  1994 Compared to 1993

Ruby Tuesday Group
   During fiscal 1994, the Company repositioned the former Silver Spoon Cafe concept into Mozzarella's, an American cafe with an Italian accent. All data formerly reported under Silver Spoon Cafes is now reported under the name Mozzarella's.
   Sales and earnings increased in the Ruby Tuesday and Mozzarella's concepts compared to fiscal 1993, while the L&N Seafood Grill concept experienced sales and earnings declines. Same-store sales for Ruby Tuesdays and Mozzarella's increased in fiscal 1994, but decreased in the L&N Seafood Grills. The Group's newest concept, Sweetpea's, recorded sales consistent with management's expectations during the fiscal year. During fiscal 1994, 42 Ruby Tuesdays, four Mozzarella's, one L&N Seafood Grill and three Sweetpea's were opened. There were four Ruby Tuesdays and five L&N Seafood Grills closed during fiscal 1994.
   Operating profit increased 14.5% for the Group due to increased sales offset by a 0.5% operating margin decrease. The operating margin decrease was the result of the shortfall in performance of the L&N Seafood Grills and the development of the new Sweetpea's concept. Excluding the results of the L&N Seafood Grills, the Group's operating profit increased 25.8%. The Group's plans call for aggressive expansion of the Ruby Tuesday and Mozzarella's concepts and limited expansion of the Sweetpea's concept in fiscal 1995, both in the traditional Eastern U.S. markets and in new markets in the Western U.S. The Company estimates that over 50 Ruby Tuesdays and 10 other specialty restaurants will be opened in 1995. In addition, 30 of the 38 L&N Seafood Grills will be converted to other Ruby Tuesday Group concepts (Ruby Tuesdays, Mozzarella's, or Sweetpea's) beginning in fiscal 1995. The remaining eight L&N Seafood Grills will be sold or closed.

Morrison Group
   During fiscal 1994, the Company combined the former Hospitality Group, which serves the contract dining market, with the Family Dining Group, which serves the cafeteria market, to create the new Morrison Group. The contract dining sector of this Group was further broken down based on market focus into a health care division for hospitals and health care facilities and a hospitality division for schools, businesses and industry. All data formerly reported for the two separate Groups, Hospitality and Family Dining, will be reported under the new Morrison Group.

   Sales in the Morrison Group increased 4.6% due to unit expansion in the contract dining sector and an increase in the number of customers in the family dining sector as a result of strategic price rollbacks and bundled-meal promotions. The Group opened 10 new family dining concepts during the fiscal year, consisting of one small cafeteria and nine food-court quick-service restaurants, as well as numerous contract dining accounts. The Group closed nine cafeterias during the fiscal year.
   Operating profit increased 22.4% for the Group due to increased sales and a 0.9% operating margin increase. The margin improvement resulted from increased customers and food and labor cost controls.
   The Company's plans call for continued growth of the Morrison Group during fiscal 1995 due to the addition of approximately 30 Fresh Cooking units, with expansion primarily in the Northeast and Mid-Atlantic markets. The Group's plans also call for accelerated growth in the health-care food-service market.



Interest Expense (Income)
   Net interest expense decreased 83.9% during fiscal 1994 due to the retirement of the Trust Company Bank note of $22.5 million during fiscal 1993 and increased capitalization of interest charges due to an increase in the number of new units.

Income Tax Expense
   The effective income tax rate decreased to 37.2% in fiscal 1994 from 37.3% in fiscal 1993 due to the tax credit for FICA taxes paid on tips in excess of the minimum wage commencing January, 1994 and also due to increased levels of targeted jobs tax credit following the extension of the program in the Omnibus Budget Reconciliation Act of 1993, offset by a 1% increase in the corporate income tax rate, which went into effect January 1, 1993, and an increase in the effective state income tax rate.

1.2  1993 Compared to 1992

Results of Operations
   The Company achieved record earnings with its second year of over $1 billion in sales. The increased sales and earnings represented continued progress in the Company's efforts to expand operations, provide greater value to customers, and control costs. Despite the fact fiscal year 1993 had one less week of operations than fiscal year 1992, all operations showed improvement in operating profits. The contribution each Group made to this growth is discussed below.

Ruby Tuesday Group
   Sales increased in all three Ruby Tuesday Group concepts compared to fiscal 1992 due to new unit growth (31 Ruby Tuesdays, two L&N Seafood Grills and five Mozzarella's). Same-store sales for Ruby Tuesdays and Mozzarella's increased in fiscal 1993 but decreased in the L&N Seafood Grills division.
   Operating profit increased 14.9% for the Group due to the increased sales and a 0.1% operating margin increase. The margin improvement occurred in payroll and related costs due to cost controls that were implemented during the year.

Morrison Group
   Sales in the Morrison Group increased 2.5% during fiscal year 1993 as a result of growth in continuing and new units in the Group's Contract Dining Division. This increase was partially offset by sales decreases in the Group's Family Dining Division due to the selective closing of three cafeterias and a 52- week fiscal year 1993 versus a 53-week fiscal year 1992. The Group engaged in various marketing strategies in its Family Dining Division during the year, including menu changes, price rollbacks and bundled-meal promotions, which led to increased customer counts.
   Operating profit for the Morrison Group increased 20.4% to $36.4 million. Operating margin increased to 5.0%, up from 4.3% in the prior year. The margin increase is attributed to a decrease in bad debt and general and administrative expenses as a percentage of revenues in the Group's Contract Dining Division, and payroll and related cost decreases in the Group's Family Dining Division. The decrease in bad debt is related to improved credit management, and the general and administrative savings are
related to tighter cost controls.   These decreases were partially offset
by an increase in cost of goods sold for the Group's Contract Dining Division due to the addition of several large accounts which have higher food costs than the average unit in the prior year, and an increase in closing expenses associated with anticipated closings during fiscal 1994 in the Group's Family Dining Division. Operating units are constantly being evaluated to determine their long-range profitability and value to the Company.


Interest Expense (Income)
   Net interest expense decreased 74.4% in fiscal 1993 due to the early retirements of the $22.5 million Trust Company Bank note on December 16, 1992, and the $1.0 million Industrial Development Bond Lease on December 1, 1992.

Income Tax Expense
   The effective income tax rate increased to 37.3% in 1993 from 36.5% in 1992 due to increases in state income tax rates, decreases in non-taxable interest generated from the Company's cash investments and a decrease in targeted jobs tax credits. The targeted jobs tax credit program expired June 30, 1992, but was renewed retroactively to that date in the Omnibus Budget Reconciliation Act of 1993, passed in August of 1993.

2.  LIQUIDITY AND CAPITAL RESOURCES

2.1  Cash Flow from Operating Activities
   In fiscal 1994, net cash provided by operating activities totaled $92.7 million. See the Consolidated Statements of Cash Flows on page 37 for more information.

2.2  Short-Term Borrowings and Credit Facilities
   The Company had lines of credit with various banks totaling $138 million at June 4, 1994. The Company utilized its lines of credit with various financial institutions in fiscal 1994 to meet operational cash needs, including stock repurchases. The Company had unused lines of credit totalling $120.6 million at June 4, 1994, of which $13.6 million were committed and $107 million were non-committed. The Company expects to fund operations and capital expansion from operating cash flows as well as from these lines of credit in fiscal 1995. See Note 8 of Notes to Consolidated Financial Statements of this report for a detailed discussion of short-term borrowings and credit facilities.

2.3  Long-Term Debt
   Long-term debt decreased a net $3.6 million from the prior year due to the first annual installment of the note payable to Life Insurance Company of Georgia being due currently, and normally scheduled payments made during the year, offset in part by the addition of a mortgage associated with the purchase of a retail site. The Company does not anticipate the need for any additional long-term debt financing in fiscal year 1995.

2.4  Working Capital
   Working capital and the current ratio as of June 4, 1994 were $(43.0) million and 0.6, respectively. The $44.9 million decrease in fiscal 1994 working capital is due to increased cash outlays for capital expenditures and stock repurchases during the fiscal year.

2.5  Capital Expenditures
   Property and equipment expenditures for fiscal 1994 were $90.3 million, 43.4% higher than the prior year. During fiscal year 1994, 50 Ruby Tuesday Group restaurants were opened compared to 55 budgeted openings and 10 Morrison's Fresh Cooking units were opened. Capital expenditures for fiscal 1995 are projected to be $116.6 million. Projected openings for fiscal year 1995 include in excess of 60 Ruby Tuesday Group restaurants and approximately 30 Fresh Cooking units and family cafeteria-style restaurants.

2.6  Dividends
   Cash dividends paid to stockholders during fiscal 1994 equaled $11.9 million. Management's financial strategy for the coming four years sets a policy to increase dividends paid to stockholders by five percent annually, based on the achievement of estimated earnings growth.

2.7  Deferred Tax Assets
   The recognition of deferred tax assets depends on the anticipated existence of taxable income in future periods in amounts sufficient to realize the assets. A valuation allowance must be used to reduce the deferred tax asset if such future income is not likely to be generated. Management believes that future taxable income should be sufficient to realize all of the Company's deferred tax assets based on the historical earnings of the Company, and therefore, a valuation allowance has not been established.

3.  KNOWN EVENTS, UNCERTAINTIES AND TRENDS

3.1  Financial and Stock Repurchase Plans
   On March 30, 1994, the Board of Directors adopted a new financial strategy that places more emphasis on debt management and establishes a target capital structure which will utilize a prudent amount of debt to minimize the weighted average cost of capital while allowing the Company to maintain financial flexibility and the equivalent of an investment-grade
(BBB) bond rating. The financial strategy sets a target debt-to-capital ratio of 60%, including operating leases. The plan also provides for repurchasing Morrison stock whenever cash flow exceeds funding requirements while maintaining the target capital structure. Accordingly, the Board approved the repurchase of up to an additional 2.5 million shares, bringing the total authorized for repurchase to 4.6 million shares. During fiscal 1994, the Company purchased 1,504,829 shares at a total purchase price of $37.5 million under its various stock repurchase programs.

3.2  New Accounting Standards
  In November, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 - "Employers' Accounting for Postemployment Benefits" (SFAS 112), which must be adopted in fiscal year 1995. SFAS 112 requires employers to recognize the cost of benefits provided to former or inactive, but not retired, employees when an event occurs indicating payment of benefits is probable and the cost can be reasonably estimated. If the benefits accumulate or vest, the cost must be recognized over the active service period of the employee.
   The majority of the Company's postemployment benefits, including salary continuation and health care and life insurance for disabled employees, do not accumulate or vest and are currently recognized when benefits are paid or funded. The Company does not anticipate the effects of SFAS 112 to be material.
   In May, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 revises the accounting and reporting for all investments in debt securities and for investments in equity securities that have readily determinable fair values. The Company is required to adopt SFAS 115 no later than the beginning of fiscal 1995. Because of the issuance of SFAS 115, the Company reevaluated its investment policies and, as a result, concluded that upon the adoption of the statement, all of its equity securities would be classified as available-for-sale and its only debt security would be classified as held-to-maturity. Application of the new rules will result in an estimated increase of $200,000 to stockholders' equity, net of a $100,000 tax effect, as of June 5, 1994, representing the recognition in stockholders' equity of the unrealized appreciation that existed at June 4, 1994.
   In June, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 116 (SFAS 116), "Accounting for Contributions Received and Contributions Made". SFAS 116 requires that unconditional contributions be recognized as expenses in the period in which the promise is made rather than when the payment is made. The Company is required to adopt SFAS 116 no later than fiscal 1995. The Company does not anticipate the effects of SFAS 116 to be material.

3.3  Seasonality of Operations
   The quarterly operating results as well as certain current assets and liabilities of the Morrison Group are affected by the traditional closings of educational institutions during the summer months and their subsequent reopenings at the beginning of September.

3.4  Impact of Inflation
   The Company has not experienced a significant overall impact from inflation. Although the impact of inflation on the cost of food, labor, real estate and construction can significantly affect the Company's operations, the Company can reduce this impact through increased menu prices to the extent competitive pressures will permit.

3.5  Impact of Health Care Reform
   The Company is currently monitoring the health care reform proposals being pursued by Congress. Due to the labor-intensive nature of the restaurant industry, any significant employer mandate to provide health care benefits to all employees could have a significant impact on the Company's results of operations, the amount of which is indeterminable at this time.

3.6  Management's Outlook
   The Company has made many significant advances to position itself for aggressive, strategic growth. In the Ruby Tuesday Group, the Mozzarella's concept will be one of the Company's growth vehicles. The concept specializes in pizzas, pastas, soups, salads and sandwiches, with a $9 average check. Sweetpea's, with classic American food, will serve as a test vehicle specializing in rotisserie chicken, vegetables, soups and salads, with an $8 average check. Ruby Tuesday, with burgers, ribs, fajitas, chicken, soups, salads and sandwiches, will maintain its aggressive posture. Thirty of the 38 L&N Seafood Grills will be converted to other Morrison concepts(Ruby Tuesdays, Mozzarella's Cafes or Sweetpea's). Also, the agreement entered into with Tia's offers the Company an attractive opportunity to enter the Tex-Mex dining segment. Management believes that it is positioned to take advantage of growth opportunities well into the future.
   In the Morrison Group, the sale of the education, business and industry contracts, as discussed in Note 12 of Notes to Consolidated Financial Statements, will allow the Company to focus on its leadership position in
the health-care segment of the   contract business.  The Group's Family
Dining Division has begun expansion of its Morrison's Fresh Cooking concept which specializes in home-meal replacement, highlighting fresh, wholesome chicken and vegetables served primarily in food-courts but also in free-standing and strip-center locations. The existing cafeterias have returned to a position of strong positive sales and earnings.
   The sale of the education, business and industry contracts and the phasing out of the L&N Seafood Grills (see Note 12 of Notes to Consolidated Financial Statements) are part of the Company's strategy to invest in high-growth businesses that have or can attain a dominant market position in their respective categories. Morrison will focus on accelerating the growth of its proven concepts in the Ruby Tuesday Group (Ruby Tuesday and Mozzarella's) and in the Morrison Group (Fresh Cooking and Health Care). Management believes that this realignment will strategically position the Company to attain its growth and profitability objectives of creating value for its stockholders, its customers and its employees.
                                            31

SUMMARY OF OPERATIONS
MORRISON RESTAURANTS INC. AND SUBSIDIARIES
(In thousands except per-share data)
                                                                                 Fiscal Year
                                                        1994           1993           1992          1991         1990

Revenues........................................    $ 1,213,389    $ 1,099,845    $ 1,038,946    $  970,530    $  900,457
                                                    ============   ============   ============   ===========   ==========
Income Before Provision for Income Taxes and
    Cumulative Effect of Accounting Changes.....    $    71,157    $    60,884    $    51,445    $   42,453    $   35,438

Provision for Federal and State Income Taxes....         26,473         22,725         18,774        15,825        12,486
                                                    ------------   ------------   ------------   -----------   ----------
Income Before Cumulative Effect of
  Accounting Changes............................         44,684         38,159         32,671        26,628        22,952

Cumulative Effect of Accounting Changes, net:
  Postretirement benefits.......................                        (2,579)
  Income taxes..................................                         2,395
                                                    ------------   ------------   ------------   -----------   ----------
Net Income......................................    $    44,684    $    37,975    $    32,671    $   26,628    $   22,952
                                                    ============   ============   ============   ===========   ==========
Earnings Per Common and Common Equivalent Share:
 Primary:
  Before Cumulative Effect of Accounting Changes.         $1.20          $1.01          $0.87         $0.71         $0.59
  Cumulative Effect of Accounting Changes, net:
    Postretirement benefits......................                        (0.07)
    Income taxes.................................                         0.06
                                                    ------------   ------------    -----------    ----------    ---------
                                                          $1.20          $1.00          $0.87         $0.71         $0.59
                                                    ============   ============    ===========    ==========    =========
Earnings Per Common and Common Equivalent Share:
 Fully Diluted:
  Before Cumulative Effect of Accounting Changes.         $1.20          $1.01          $0.86         $0.71         $0.58
  Cumulative Effect of Accounting Changes, net:
    Postretirement benefits......................                        (0.07)
    Income taxes.................................                         0.06
                                                    ------------   ------------    -----------    ----------    ---------
                                                          $1.20          $1.00          $0.86         $0.71         $0.58
                                                    ============   ============    ===========    ==========    =========
Weighted average shares used in earnings per
  common and common equivalent share computation:
    Primary.....................................         37,367         38,078         37,435        37,310        38,777
    Fully Diluted...............................         37,388         38,151         37,799        37,379        39,325

All fiscal years are composed of 52 weeks except 1992 which contains 53 weeks.

Weighted average shares and all per-share data for prior years have been restated to give effect to common stock dividends and stock splits through June 4, 1994.

Other Financial Data:
  Total Assets..................................    $   408,453    $   382,620    $   369,732    $  331,402    $  315,775
  Long-Term Debt................................    $     9,526    $    13,085    $    35,919    $   38,005    $   35,651
  Stockholders' Equity..........................    $   221,136    $   219,624    $   203,577    $  181,241    $  176,275
  Cash Dividends Per Share of Common Stock......    $      0.33    $      0.32    $      0.29    $     0.29    $     0.28
  Working Capital...............................    $   (43,007)   $     1,906    $    22,852    $   12,028    $   10,393
  Current Ratio.................................          0.6:1          1.0:1          1.3:1         1.2:1         1.1:1

GROUP INFORMATION
(In thousands)
                                              Fiscal Year
                                     1994          1993          1992

Sales:
 Ruby Tuesday Group............. $  459,195    $  378,643    $  334,613
 Morrison Group.................    754,349       721,153       703,830
 Corporate and Other............       (155)           49           503
                                 $1,213,389    $1,099,845    $1,038,946
Operating Profit:
 Ruby Tuesday Group............. $   38,990    $   34,056    $   29,646
 Morrison Group.................     44,543        36,380        30,208
                                     83,533        70,436        59,854
Corporate expenses..............    (12,325)       (9,235)       (7,169)
Net interest (expense) income...        (51)         (317)       (1,240)
Income Before Provision for
 Income Taxes and Cumulative
 Effect of Accounting Changes...     71,157        60,884        51,445
Income taxes....................     26,473        22,725        18,774

Income Before Cumulative
 Effect of Accounting Changes...     44,684        38,159        32,671
Cumulative Effect of
 Accounting Changes, net:
 Postretirement benefits........                   (2,579)
 Income taxes...................                    2,395
Net Income...................... $   44,684    $   37,975    $   32,671

Operating Profit Margins:
 Ruby Tuesday Group.............       8.5%          9.0%          8.9%
 Morrison Group.................       5.9%          5.0%          4.3%
Identifiable Total Assets:
 Ruby Tuesday Group............. $  214,737    $  166,700    $  135,074
 Morrison Group.................    162,100       161,216       157,564
 Corporate and Other............     31,616        54,704        77,094
                                 $  408,453    $  382,620    $  369,732

Gross Expenditures for Property
 and Equipment:
 Ruby Tuesday Group............. $   69,252    $   47,475    $   28,280
 Morrison Group.................     20,150        15,213         9,041
 Corporate and Other............        928           298           438
                                 $   90,330    $   62,986    $   37,759

Depreciation and Amortization
 Expense:
 Ruby Tuesday Group............. $   22,645    $   18,157    $   15,571
 Morrison Group.................     16,346        16,658        17,427
 Corporate and Other............        780           634           662
                                 $   39,771    $   35,449    $   33,660


Beginning with the first quarter of fiscal year 1995, the sales and operating profits for the Ruby Tuesday Group and the Morrison Group will be adjusted to exclude the results of the L&N Seafood Grills and B&I, which will be reported as a separate line in continuing operations.

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME
MORRISON RESTAURANTS INC. AND SUBSIDIARIES
(In thousands except per-share data)

                                                            For the Fiscal Year Ended
                                                         June 4,      June 5,      June 6,
                                                          1994         1993         1992

Revenues:
  Net sales and operating revenues...................  $1,209,625   $1,098,268   $1,038,662
  Other revenues.....................................       3,764        1,577          284

                                                        1,213,389    1,099,845    1,038,946

 Operating Costs and Expenses:
  Cost of merchandise................................     378,103      352,043      331,549
  Payroll and related costs..........................     439,448      398,077      383,224
  Other..............................................     209,724      191,846      180,397
  Selling, general and administrative................      75,135       61,229       57,431
  Depreciation and amortization......................      39,771       35,449       33,660
  Interest expense net of interest income totaling
    $1,172 in 1994, $1,822 in 1993, and
    $2,405 in 1992...................................          51          317        1,240

                                                        1,142,232    1,038,961      987,501

Income Before Provision for Income Taxes and
  Cumulative Effect of Accounting Changes............      71,157       60,884       51,445

Provision for Federal and State Income Taxes.........      26,473       22,725       18,774


Income Before Cumulative Effect of Accounting Changes      44,684       38,159       32,671
Cumulative Effect of Accounting Changes, net:
  Postretirement benefits............................                   (2,579)
  Income taxes.......................................                    2,395

Net Income...........................................  $   44,684   $   37,975   $   32,671

Primary Earnings Per Common and Common Equivalent
Share:
  Before Cumulative Effect of Accounting Changes.....  $     1.20   $     1.01   $     0.87
  Cumulative Effect of Accounting Changes, net:
    Postretirement benefits..........................                    (0.07)
    Income taxes.....................................                     0.06
Primary Earnings Per Common and Common Equivalent
Share................................................  $     1.20   $     1.00   $     0.87

Fully Diluted Earnings Per Common and Common
Equivalent Share:
  Before Cumulative Effect of Accounting Changes.....  $     1.20   $     1.01   $     0.86
  Cumulative Effect of Accounting Changes, net:
    Postretirement benefits..........................                    (0.07)
    Income taxes.....................................                     0.06
Fully Diluted Earnings Per Common and Common
Equivalent Share.....................................  $     1.20   $     1.00   $     0.86

Weighted average shares used in earnings per common
  and common equivalent share computation:
   Primary............................................     37,367       38,078       37,435
   Fully Diluted .....................................     37,388       38,151       37,799

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
MORRISON RESTAURANTS INC. AND SUBSIDIARIES
(In thousands)

                                                                      June 4,     June 5,
                                                                        1994       1993
ASSETS
CURRENT ASSETS:
  Cash and short-term investments.................................    $  5,021    $ 31,372
  Receivables:
    Trade, less allowance for doubtful accounts
    of $2,622 in 1994 and $3,087 in 1993..........................      28,396      27,704
    Other.........................................................       4,663       6,336
  Inventories:
    Merchandise...................................................      11,523      10,908
    China, silver and supplies....................................       4,873       4,595
  Prepaid expenses................................................      13,327      10,124
  Deferred income tax benefits....................................      11,813      13,482
    Total Current Assets..........................................      79,616     104,521

 PROPERTY AND EQUIPMENT - at cost:
  Land............................................................      15,753      12,005
  Buildings.......................................................      48,487      38,110
  Improvements....................................................     187,113     161,958
  Restaurant equipment............................................     181,084     158,866
  Other equipment.................................................      52,519      46,763
  Construction in progress........................................      22,825      16,870
                                                                       507,781     434,572
  Less accumulated depreciation and amortization..................     240,124     214,242
                                                                       267,657     220,330

COSTS IN EXCESS OF NET ASSETS ACQUIRED............................      22,571      23,081

OTHER ASSETS......................................................      38,609      34,688

    TOTAL ASSETS..................................................    $408,453    $382,620

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable - trade........................................    $ 30,401    $ 33,738
  Short-term borrowings...........................................      17,416
  Accrued liabilities:
    Taxes, other than income taxes................................      14,571      14,455
    Payroll and related costs.....................................      22,725      22,054
    Insurance.....................................................      23,225      19,196
    Rent and other................................................      10,180      11,866
  Income taxes....................................................                   1,171
  Current portion of long-term debt...............................       4,105         135

    Total Current Liabilities.....................................     122,623     102,615

LONG-TERM DEBT:
  Capital lease obligations.......................................         931       1,018
  Notes and mortgages payable.....................................       8,595      12,067
                                                                         9,526      13,085

DEFERRED INCOME TAXES.............................................      11,073       7,779

OTHER DEFERRED LIABILITIES........................................      44,095      39,517

STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par value; (authorized: 50,000 shares;
     issued: 1994-43,644 shares; 1993-29,097 shares)..............         436         291
    Capital in excess of par value..................................    77,656      75,181
    Retained earnings...............................................   248,044     215,226
                                                                       326,136     290,698
  Less cost of treasury stock.....................................     105,000      71,074
                                                                       221,136     219,624
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....................    $408,453    $382,620



The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
MORRISON RESTAURANTS INC. AND SUBSIDIARIES
(In thousands except per-share data)

                                                                                           Capital in              Total
                                               Common Stock Issued     Treasury Stock      Excess of   Retained Stockholders'
                                               Shares       Amount    Shares    Amount     Par Value   Earnings    Equity

Balance, June 1, 1991........................  19,399         $194    (2,995) $ (59,576)    $73,290    $167,333    $181,241
  Net Income.................................                                                            32,671      32,671
  3-for-2 Stock Split........................   9,698           97    (1,460)        24         (76)                     45
  Shares issued under stock bonus and stock
   option plans..............................                             75      1,484         199                   1,683

  Cash Dividends of $0.29 per common share...                                                           (10,879)    (10,879)
  Purchase of Treasury Stock
   including deferred compensation plan......                            (70)    (1,184)                             (1,184)
Balance, June 6, 1992........................  29,097          291    (4,450)   (59,252)     73,413     189,125     203,577
  Net Income.................................                                                            37,975      37,975
  Shares issued under stock bonus and stock
   option plans..............................                            241      2,981       1,768                   4,749
  Cash Dividends of $0.32 per common share...                                                           (11,874)    (11,874)
  Purchase of Treasury Stock
   including deferred compensation plan......                           (514)   (14,803)                            (14,803)
Balance, June 5, 1993........................  29,097          291    (4,723)   (71,074)     75,181     215,226     219,624
  Net Income.................................                                                            44,684      44,684
   3-for-2 Stock Split........................ 14,547          145    (2,415)                  (145)                      0
  Shares issued under stock bonus and stock
   option plans..............................                            484      5,844       2,620                   8,464
  Cash Dividends of $0.33 per common share...                                                           (11,866)    (11,866)
  Purchase of Treasury Stock
   including deferred compensation plan......                         (1,681)   (39,770)                            (39,770)
Balance, June 4, 1994........................  43,644      $   436    (8,335) $(105,000)    $77,656    $248,044    $221,136


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
MORRISON RESTAURANTS INC. AND SUBSIDIARIES
(In thousands)
                                                         For the Fiscal Year Ended
                                                     June 4,      June 5,      June 6,
                                                      1994         1993         1992
Operating Activities:
 Net Income.......................................   $ 44,684     $ 37,975     $ 32,671
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Cumulative effect of change in
     accounting principles........................                              184
   Depreciation and amortization..................     39,771       35,449       33,660
   Amortization of intangibles....................      1,043        1,047        1,408
   Other, net.....................................      1,702        1,996          778
   Deferred income taxes..........................      4,963       (2,356)      (5,299)
   Loss on disposition of assets..................      1,300        1,243        3,784
   Changes in operating assets and liabilities:
     (Increase)/decrease in receivables...........     (1,278)      (3,729)       7,983
     (Increase) in inventories....................       (893)      (1,771)        (749)
     (Increase) in prepaid and
       other assets...............................     (1,907)      (1,613)     (12,909)
     Increase in accounts payable, accrued and
      other liabilities...........................      4,507       27,158       18,887
     (Decrease)/increase in income taxes payable..     (1,171)      (2,745)       3,462
      Net Cash Provided by Operating Activities...     92,721       92,838       83,676

Investing Activities:
  Purchases of property and equipment.............    (90,330)     (62,986)     (37,759)
  Purchase of investments.........................       (759)        (406)      (6,475)
  Proceeds from disposal of assets................      1,512        1,150        1,776
  Other, net......................................     (4,150)      (3,625)      (1,735)
      Net Cash Used by Investing Activities.......    (93,727)     (65,867)     (44,193)

Financing Activities:
  Proceeds from long-term debt....................        558
  Net change in short-term borrowings.............     17,416
  Principal payments on long-term debt............        (11)     (22,512)        (979)
  Principal payments on capital leases............       (136)      (1,259)        (606)
  Proceeds from sale of stock,
   including treasury stock.......................      8,464        4,749        1,728
  Stock repurchases...............................    (39,770)     (14,803)      (1,184)
  Dividends paid..................................    (11,866)     (11,874)     (10,879)
      Net Cash Used by Financing Activities.......    (25,345)     (45,699)     (11,920)
    (Decrease)/increase in Cash and Short-Term
        Investments...............................    (26,351)     (18,728)      27,563
Cash and short-term investments at the beginning
  of the year.....................................     31,372       50,100       22,537
   Cash and short-term investments at the end of
     the year.....................................   $  5,021     $ 31,372     $ 50,100

Supplemental Disclosures of Cash Flow Information
Cash Paid for:
  Interest (net of amount capitalized)............   $    904     $  1,946     $  3,204

  Income taxes, net...............................   $ 25,298     $ 28,103     $ 23,897


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MORRISON RESTAURANTS INC. AND SUBSIDIARIES

June 4, 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Morrison Restaurants Inc. and its wholly-owned subsidiaries.
   Fiscal Year - The Company's fiscal year ends on the first Saturday after May 30. The fiscal years ended June 4, 1994, June 5, 1993, and June 6, 1992 were comprised of 52, 52, and 53 weeks, respectively.
   Inventories - Inventories consist of materials, food supplies, china and silver and are stated at the lower of cost (first in-first out) or market.
   Property and Equipment and Depreciation - Expenditures for replacements and betterments are capitalized, while maintenance and repairs are expensed as incurred. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts and any gain or loss is recognized.
   Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets or, for capital lease property, over the term of the lease, if shorter. Annual rates of depreciation range from 3% to 5% for buildings and from 8% to 34% for restaurant and other equipment.
   Income Taxes - The Company changed its method of accounting for income taxes in fiscal year 1993 by adoption of Statement of Financial Accounting Standards No. 109. Deferred income taxes are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. Certain prior year balance sheet amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on working capital or stockholders' equity. Additional information regarding this statement is presented in
Note 4. For the fiscal year ended June 6, 1992, the Company provided deferred income taxes to recognize the effect of timing differences between financial and tax reporting. Tax credits are utilized to reduce income tax expense in the year such credits are available.
   Pre-Opening Expenses - Salaries, personnel training costs and other expenses of opening new facilities are charged to expense as incurred.
   Earnings Per Share - Earnings per share are based on the weighted average number of shares outstanding during each year and are adjusted for the assumed conversion of shares issuable upon exercise of options, after the assumed repurchase of common shares with the related proceeds and after the adjustment for the stock splits and stock dividends through June 4, 1994. The difference between the primary and fully diluted earnings per share amounts shows the maximum extent of potential dilution of current earnings that conversions of shares could create.
   Intangible Assets - Excess of costs over the fair value of net assets acquired of purchased businesses generally is amortized on a straight-line basis over 40 years. The carrying value of goodwill is reviewed if facts and circumstances suggest that it may be impaired. At June 4, 1994 and June 5, 1993, accumulated amortization for costs in excess of net assets
acquired was $6,736,000 and $5,967,000, respectively.   Other intangibles
are amortized over their specified lives, varying from five to 20 years. For the years ending June 4, 1994 and June 5, 1993, accumulated amortization for other intangibles was $4,394,000 and $4,120,000, respectively.
   Postretirement Benefits - In fiscal year 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". The statement requires accrual of estimated cost of retiree benefit payments during the years that the employees render service. Prior to 1993, the Company expensed these benefits as paid.

2. BUSINESS SEGMENT
   The Company operates exclusively in the foodservice industry. During fiscal 1994, the Company was organized into two, rather than three, operating groups. The Company's two groups are:
   Ruby Tuesday Group - consists of Ruby Tuesdays, Mozzarella's Cafes, Silver Spoon Cafes, L&N Seafood Grills, and Sweetpea's, America's Good Eats.
   Morrison Group - comprised of Morrison's Cafeterias, Sadie's Buffets and Grills, Morrison's Fresh Cooking, and contract food service accounts. For fiscal year 1994, contract food services consisted of health care (60%), education (19%), and business and industry (21%).
   Operating Profit is defined as income from operations before unallocated general and administrative expenses, net interest expense (income) and income taxes.
   Corporate assets consist primarily of cash (including short-term investments) and certain property, including the administrative headquarters.
   Financial data with respect to the Company's Groups is presented on page
33.

3. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
   In fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS 106). The Company provides health care benefits to substantially all retired employees and life insurance benefits to certain retirees. Benefits are funded as medical claims and life insurance premiums are incurred. Retirees become eligible for retirement benefits if they meet certain service and minimum age requirements. This statement requires accrual of these postretirement health care and life insurance benefits during the years an employee provides services. The total postretirement benefit costs for fiscal 1994 and fiscal 1993 were $548,000 and $407,000, respectively. Prior to fiscal 1993, the expense for these benefits was recognized as paid. As of June 7, 1992, the cumulative effect of adopting SFAS 106, which is reported separately in the consolidated statement of income for the fiscal year ended June 5, 1993, resulted in a charge of $2,579,000, or $0.07 per share, which is net of a tax benefit of $1,594,000.

   The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's consolidated balance sheets at June 4, 1994 and June 5, 1993 are as follows:

                                                            (In thousands)
                                                              1994    1993
Retirees                                                     4,355  $3,211
Fully eligible active plan participants                        882     713
Other active plan participants                                 671     588
Accumulated postretirement benefit obligation                5,908   4,512
Unrecognized net loss                                       (1,747)   (434)
Accrued postretirement benefit cost                         $4,161  $4,078

   The postretirement benefit cost for the years ended June 4, 1994 and June 5, 1993, was as follows:

                                                            (In thousands)
                                                              1994    1993
Service Cost                                                $   38   $  29
Interest cost                                                  380     378
Amortization of unrecognized net loss                          130
Postretirement benefit cost                                 $  548   $ 407

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 0% because the Company's plan calls for a level future contribution by the employer. Measurement of the accumulated postretirement benefit obligation was based on an assumed 7.5% discount rate for fiscal 1994 and 9.5% for 1993.
4. INCOME TAXES

   Provisions for income taxes were calculated according to the precepts of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109) in fiscal years 1994 and 1993 and according to Accounting Principles Board Opinion No. 11 in fiscal 1992. The Company adopted SFAS 109 effective June 7, 1992, the first day of fiscal year 1993. SFAS 109 required a change from the deferred to the liability method of computing deferred income taxes. The cumulative effect of this change in accounting principle increased fiscal 1993 net income by $2,395,000, or $0.06 per share, and is reported separately in the consolidated statement of income for the fiscal year ended June 5, 1993. The impact of the 1% increase in the top marginal corporate income tax rate from 34% to 35% effective January 1, 1993 on the provision and deferred tax assets and liabilities of the Company was immaterial.

   The components of income tax expense attributable to operations for the years ended June 4, 1994, June 5, 1993, and June 6, 1992, are as follows:

                                              (In thousands)
                                      Liability  Liability   Deferred
                                        Method     Method     Method
                                         1994       1993       1992
Current:
 Federal..........................    $ 17,587   $ 20,893   $ 18,009
 State............................       3,923      4,369      3,696
                                        21,510     25,262     21,705
Deferred:
 Federal..........................       4,204     (2,089)    (2,408)
 State............................         759       (448)      (523)
                                         4,963     (2,537)    (2,931)
                                      $ 26,473   $ 22,725   $ 18,774

   Deferred tax assets and liabilities at June 4, 1994 and June 5, 1993 are comprised of the following:

                                          (In thousands)
                                         1994       1993

Deferred Tax Assets
  Unit closing reserve............    $  2,664   $  3,520
  Escalating rents................       2,413      1,336
  Employee benefits...............      11,076     10,286
  Insurance reserves..............      12,452     11,343
  Bad debt reserve................       1,029      1,178
  Other...........................       1,181      1,541
   Total deferred tax assets......      30,815     29,204

Deferred Tax Liabilities
  Depreciation....................      25,494     21,321
  Retirement plans................       2,169      2,092
  Prepaid deductions..............       1,659
  Other...........................         753         88
   Total deferred tax liabilities.      30,075     23,501

   Net deferred tax asset.........    $    740   $  5,703


   For fiscal year 1992, the deferred income tax liability results from timing differences in the recognition of income and expense for tax and financial reporting purposes. A summary of the components of the provision for deferred income taxes follows:

                                                        (In thousands)
                                                             1992

Excess of tax over financial depreciation..........       $    769
Provision for unit closings........................           (898)
Insurance program .................................         (2,250)
Retirement plans' expense..........................           (183)
Vacation and sick-pay expense......................           (356)
Other timing differences...........................            (13)
                                                          $ (2,931)


   A reconciliation from the statutory Federal income tax expense to the reported income tax expense is as follows:

                                            (In thousands)
                                       1994       1993       1992
Statutory Federal income tax......  $ 24,905   $ 20,701   $ 17,492
State income taxes net of
Federal income tax benefit........     3,006      2,532      2,037
Tax credits.......................    (2,163)      (901)    (1,184)
Other, net........................       725        393        429
                                    $ 26,473   $ 22,725   $ 18,774

   The effective income tax rate was 37.2%, 37.3%, and 36.5% in 1994, 1993, and 1992, respectively.

5.  CASH AND SHORT-TERM INVESTMENTS
   The Company's cash management program provides for the investment of excess cash balances in short-term money market instruments. Short-term investments at June 4, 1994 and June 5, 1993, of approximately $966,000 and $25,786,000, respectively, consisted primarily of tax exempt short-term securities. Short-term investments are stated at cost, which approximates market. The Company considers cash on hand at restaurants, deposits in banks, and short-term marketable securities with a maturity of three months or less when purchased to be cash and short-term investments.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS
   The accompanying table provides disclosure of the estimated fair value of the Company's financial instruments, presented in accordance with the requirements of Statement of Financial Accounting Standards No. 107 (SFAS
107) issued by the Financial Accounting Standards Board. The disclosures include all financial instruments other than specified items such as leases, subsidiary investments, and pension and benefit obligations. The disclosures also exclude the effect of taxes and other expenses that would be incurred in a market transaction.

Cash and short-term investments:
   The carrying amount reported in the balance sheet for cash and short-term investments approximates fair value.

Notes receivable:
   The fair value of the Company's notes receivable is based on expected future cash flows discounted at market interest rates.

Short-term borrowings:
   The carrying amount reported in the balance sheet for short-term borrowings approximates fair value.

Long-term debt:
   The fair value of the Company's long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

   The carrying amounts and estimated fair values of the Company's financial instruments at June 4, 1994 and June 5, 1993 are as follows:

                                              (In thousands)
                                        1994               1993
                                  Carrying   Fair    Carrying   Fair
                                  Amount    Value    Amount    Value
Cash and short-term investments.. $ 5,021  $ 5,021   $31,372  $31,372
Notes receivable................. $ 9,507  $ 8,925   $ 3,760  $ 3,474
Short-term borrowings............ $17,416  $17,416   $   -0-  $   -0-
Long-term debt................... $12,625  $13,003   $12,078  $13,140

7.  EMPLOYEE BENEFIT PLANS
   Salary Deferral Plan - Under the Morrison Restaurants Inc. Salary Deferral Plan each eligible employee, as defined in the Plan, may elect to make pre-tax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings. Employees contributing a pre-tax contribution of at least 2% may elect to make after-tax contributions not in excess of 10% of annual earnings. The Company contribution to the Plan is based on the employee's pre-tax contribution and years of service.
After three years of service the Company contributes 20% of the employee's pre-tax contribution, 30% after 10 years of service and 40% after 20 years of service. Normally, the full amount of each participant's interest in the trust fund is paid upon retirement or total disability. However, the Plan allows participants to make early withdrawals of pre-tax and after-tax contributions, subject to certain restrictions. The Plan may be terminated by the Company at any time. The Company's contributions to the trust fund approximated $711,000, $692,000, and $586,000 for 1994, 1993, and 1992,
respectively.
   Deferred Compensation Plan - The Company maintains the Morrison Restaurants Inc. Deferred Compensation Plan for certain selected employees. The provisions of this non-qualified Plan are similar to those of the Salary Deferral Plan except for the employees who are eligible to participate. The Company's contributions under the Plan approximated $483,000, $502,000, and $413,000 for 1994, 1993, and 1992, respectively.
Assets of the Plan are held by a rabbi trust. Under current accounting rules, assets of a rabbi trust must be accounted for as if they are assets of the Company, therefore, all earnings and expenses are recorded in the Company's financial statements. The net of the rabbi trust's earnings and losses is recorded as additional liability to the participants and is considered to be interest expense to the Company. The Company recorded $566,000, $457,000, and $462,000 interest expense for this Plan in 1994, 1993, and 1992, respectively. Assets of the Plan approximated $13,083,000 and $10,019,000 in 1994 and 1993 and includes $5,517,000 and $3,212,000 of
Morrison Restaurants Inc. Common Stock which is accounted for as treasury stock.

   Retirement Plan - Effective December 31, 1987, the Morrison Restaurants Inc. Retirement Plan was amended so that no additional benefits will accrue and no new participants will enter the Plan after that date. Participants will receive benefits based upon salary and length of service. The Company contributed $2,622,000 to the Plan in 1992. No contribution was made in 1994 or 1993. The Company recorded income of $95,000 in 1994 and $79,000 in 1993 but recognized net pension expense in 1992 of $141,000.
   Executive Supplemental Pension Plan - Under the unfunded Executive Supplemental Pension Plan, selected employees become eligible to receive supplemental retirement payments based upon salary and length of service, reduced by social security benefits and amounts otherwise receivable under the Retirement Plan. Expenses under the Plan approximated $905,000, $717,000, and $689,000 for 1994, 1993, and 1992, respectively.
   Management Retirement Plan - Under the unfunded Morrison Restaurants Inc. Management Retirement Plan, individuals actively employed by the Company as of June 1, 1989, or thereafter, who have 15 years of credited service and whose average annual compensation for the immediately preceding three calendar years equalled or exceeded $40,000, become participants. Participants will receive benefits based upon salary and length of service, reduced by social security benefits and benefits payable under the Retirement Plan and Executive Supplemental Pension Plan. Expenses recognized approximated $492,000, $294,000, and $256,000 in 1994, 1993, and
1992, respectively.

   To provide a funding source for the payments of benefits under the Executive Supplemental Pension Plan and the Management Retirement Pension Plan, the Company owns whole-life insurance contracts on some of the participants. The to-date cash value of these policies net of policy loans is $2,462,000. The Company has established a rabbi trust to hold the policies and death benefits as they are received.
   The following table details the components of pension expense, the funded status and amounts recognized in the Company's Consolidated Financial Statements for the Management Retirement Plan, the Executive Supplemental Pension Plan, and the Retirement Plan.

                                                          (In thousands)
                                    Assets Exceed(Less Than)         Accumulated Benefits Exceed Assets
                                    Accumulated Benefits           Executive Supplemental Pension Plan
                                         Retirement Plan                and Management Retirement Plan
                                       June 4,      June 5,      June 6,    June 4,      June 5,      June 6,
                                         1994         1993         1992       1994         1993         1992
Components of pension
   expense (income):
 Service cost.........................$     0       $     0     $     0    $   203      $   195      $   206
 Interest cost........................  1,395         1,558       1,568        705          616          549
 Actual return on plan assets......... (2,076)       (1,935)     (1,599)
 Amortization and deferral............    586           298         172        489          200          190
                                      $   (95)      $   (79)    $   141    $ 1,397      $ 1,011      $   945

Plan assets at fair value.............$19,832       $19,653     $20,097    $     0      $     0      $     0
Actuarial present value of
 projected benefit obligations:
  Accumulated benefit obligations:
    Vested............................ 19,383        16,281      17,151      5,973        3,640        3,020
    Nonvested.........................                                       1,711        1,225          937
  Provision for future salary
   increases..........................                                       4,332        2,243        2,588
Total projected benefit obligations... 19,383        16,281      17,151     12,016        7,108        6,545
Excess (deficit) of plan assets over
 projected benefit obligations........    449         3,372       2,946    (12,016)      (7,108)      (6,545)
Unrecognized net loss (gain)..........  2,985          (325)       (276)       457       (3,689)      (3,824)
Unrecognized prior service cost.......     19            49          80        604          777          949
Unrecognized net transition obligation  2,093         2,355       2,617      3,693        3,990        4,287
Additional minimum liability..........                                        (980)        (366)        (190)
Prepaid (accrued) pension cost........$ 5,546       $ 5,451     $ 5,367   $( 8,242)    $( 6,396)    $( 5,323)

   The Retirement Plan's assets include common stock, fixed income securities, short-term investments and cash. The discount rate is 7.5% for all three plans for 1994 and 9.5% for 1993 and 1992. The rate of increase in compensation levels for the Executive Supplemental Pension Plan and Management Retirement Plan was 5% in all three years. The expected long-term rate of return on plan assets for the Retirement Plan is 10% for all three years.

8. NOTES AND MORTGAGES PAYABLE
   Notes and mortgages payable consists of the following:

                                               (In thousands)
                                             1994            1993
8.88% Senior Promissory Notes
   payable to Life Insurance
   Company of Georgia in equal
   annual principal installments
   of $4,000,000, commencing
   December 31, 1994 through 1996.....     $12,000        $12,000

   Other Notes and Mortgages..........         625             78
                                            12,625         12,078
Less current maturities...............       4,030             11
                                           $ 8,595        $12,067

   Annual maturities of notes and mortgages at June 4, 1994 are as follows:

1995.................................... $     4,030
1996.................................... $     4,032
1997.................................... $     4,034
1998.................................... $        36
1999.................................... $        39
Subsequent years........................ $       454

   At June 4, 1994, land and buildings with a book value of approximately $1,670,000 collateralized the various obligations.
   Under various financing agreements, the Company has agreed to certain restrictions on the incurring of additional indebtedness and to certain minimum consolidated working capital and net worth requirements. In addition, the Company has agreed to restrict dividend payments (other than stock dividends) and purchases of its capital stock to amounts based on earnings after fiscal year 1990. At June 4, 1994, retained earnings in the amount of $2,146,000 were available for distribution.
   At June 4, 1994, the Company had committed lines of credit amounting to $31,000,000 and non-committed lines of credit amounting to $107,000,000 with various banks at various interest rates. These lines are subject to periodic review by each bank and may be canceled by the Company at any time. The Company utilized its lines of credit to meet operational cash needs during fiscal 1994. During fiscal 1994, borrowings on these lines of credit reached a period-end maximum of $17,416,000. There were no short-term borrowings during fiscal year 1993.
   At June 4, 1994, the Company was contingently liable for approximately $33,912,000 in letters of credit, issued primarily in connection with its insurance programs.
   Interest expense capitalized in connection with financing additions to property and equipment amounted to approximately $1,049,000 and $646,000 for the years ended June 4, 1994 and June 5, 1993, respectively.
   At June 4, 1994 and June 5, 1993, long-term debt amounts of $1,800,000 and $2,100,000, respectively, are considered extinguished in accordance with Statement of Financial Accounting Standards No. 76 concerning in-substance defeasance of corporate debt. U. S. Treasury Bills and cash have been placed in an irrevocable trust to satisfy scheduled payments of both interest and principal on these defeased obligations.

9.  LEASES
   Various operations of the Company are conducted in leased premises. Initial lease terms expire at various dates over the next 23 years and may provide for escalation of rent during the lease term. Most of these leases provide for additional contingent rents based upon sales volume and contain options to renew (at adjusted rentals for some leases). The administrative headquarters has a lease term ending in 1998 and provides an option to purchase at a nominal amount at the end of the initial lease term.
   Assets recorded under capital leases at June 4, 1994 and June 5, 1993 (included in Property and Equipment in the accompanying consolidated balance sheets) are as follows:

                                         (In thousands)
                                           1994     1993
Other equipment.......                   $   592  $   767
Buildings.............                     6,042    6,367
                                           6,634    7,134
Less accumulated  amortization........     3,557    3,829
                                         $ 3,077  $ 3,305

   At June 4, 1994, the future minimum lease payments under capital leases and operating leases for the next five years and in the aggregate are as follows:

                                              (In thousands)
                                           Capital    Operating
                                           Leases       Leases
1995....................................   $   186    $ 42,265
1996....................................       185      41,575
1997....................................       185      40,931
1998....................................       185      40,058
1999....................................       185      38,539
Subsequent years........................       890     243,373
Total minimum
  lease payments........................     1,816    $446,741

Less amount representing interest.......       810
Present value of minimum lease payments
  under capital leases (including
  current maturities of $75)............   $ 1,006

   Rental expense pursuant to operating leases for the years ended June 4, 1994, June 5, 1993, and June 6, 1992 is summarized as follows:

                                   (In thousands)
                              1994     1993     1992
Minimum rent............     $43,126  $37,505  $31,099
Contingent rent.........      12,662   11,120   12,376
                             $55,788  $48,625  $43,475

   At June 4, 1994 and June 5, 1993, respectively, $1,520,000 and $2,005,000 of capital lease obligations are considered extinguished in accordance with Statement of Financial Accounting Standards No. 76 concerning in-substance defeasance of corporate debt. U. S. Treasury Bills and cash have been placed in an irrevocable trust to satisfy scheduled payments of both interest and principal on these capital lease obligations.

10. PREFERRED STOCK
   Under its Certificate of Incorporation the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of June 4, 1994. The Board of Directors has designated 50,000 of such shares as Series A Junior Participating Preferred Stock and has issued rights to acquire such shares, upon certain events, with an exercise price of $75.00 per one one-thousandth of a share, subject to adjustment. The rights expire on April 9, 1997, and may be redeemed prior to 10 days after the acquisition of 20% or more of the Company's common stock.

11.  CAPITAL STOCK, OPTIONS, AND BONUS PLANS
   The Morrison Restaurants Inc. Long-Term Incentive Plan -- Under this Plan, options and performance units were granted to key employees. The Plan was effective from September 24, 1984, until May 27, 1989. The exercise price of stock options granted was not less than the fair market value of the underlying stock on the date of grant. All options are currently exercisable and expire 10 years and one day from the date of grant. At June 4, 1994, the Company had reserved 50,000 shares of common stock for the Morrison Restaurants Inc. Long-Term Incentive Plan.

   The Morrison Restaurants Inc. 1987 Stock Bonus and Non-Qualified Stock Option Plan -- This Plan was effective from November 30, 1986 until November 30, 1992. A Committee appointed by the Board determined the employees who were eligible to participate in this Plan. Based on a participant's cash bonus amount receivable under the Company's cash bonus plans, the Committee determined the number of shares of the Company's common stock the participant could purchase under this Plan. Each participant who elected to purchase shares of the Company's common stock received additional shares of stock equal to 15% of the shares purchased. The shares purchased (including bonus shares) generally may not be sold, transferred or pledged for three years after the date on which they were received by the participant. Each participant who so elected was also granted an option to purchase shares of common stock in an amount generally equal to three times the number of bonus shares issued. The price for the stock and stock options was the fair market value of the common stock on the date set by the Committee. Stock options generally may not be exercised until five years have lapsed from the date of grant, and the options expire 10 years and one day from the date of grant. No stock was issued under the Plan during 1994. At June 4, 1994, the Company had reserved 1,192,000 shares of common stock for this Plan.

   The Morrison Restaurants Inc. Stock Incentive Plan -- In September 1992, the shareholders approved The Morrison Restaurants Inc. Stock Incentive Plan which is an amendment and restatement of The Morrison Restaurants Inc. 1989 Non-Qualified Stock Option Plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has complete discretion to determine participants and the terms and provisions of Stock Incentives, subject to the Plan. The Incentive Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. The Incentive Plan permits the Committee to make awards of a variety of stock incentives, including (but not limited to) dividend equivalent rights, incentive stock options, non-qualified stock options, performance unit awards, phantom shares, stock appreciation rights and stock awards. During 1994, 21,000 shares were issued under the Plan. At June 4, 1994, the Company had reserved a total of 1,304,000 shares of common stock for this Plan.

   The Morrison Restaurants Inc. Stock Incentive and Deferred Compensation Plan for Directors -- In September 1992, the shareholders approved the Morrison Restaurants Inc. Stock Incentive and Deferred Compensation Plan for Directors, which is an amendment and restatement of the Morrison Restaurants Inc. Deferred Compensation Plan for Directors. The Company previously had no plan permitting equity-based awards to its non-management directors. The Directors' Plan permits each non-management director to purchase options to purchase shares of common stock with all or a portion of his or her retainer, in 25% increments, other than any portion of the retainer deferred to his or her deferred compensation account. Any option issued under the Plan is granted once each year on the date of the annual meeting of the stockholders. Each option is exercisable in full upon the earliest of (i) the first anniversary of the date the option was granted,
(ii) the date the optionee ceases to be a director on account of death, disability or after attaining age 70, or (iii) the date of a change in control. Each option is exercisable at a price equal to one-half of the per share closing sale price of the common stock on the last trading day immediately prior to the date that option is awarded. The number of shares of common stock subject to each option will be equal to the amount of a director's retainer used to purchase options divided by the option exercise price. Once exercisable, each option remains exercisable for 10 years from the date of grant. In association with this Plan, a one-time restricted stock award was made, in fiscal 1993, to each of the Company's existing non-management directors, totaling 16,000 shares. A Committee, appointed by the Board, administers the Plan on behalf of the Company. At June 4, 1994, the Company had reserved 207,000 shares of common stock for the Directors' Plan.

   The Morrison Restaurants Inc. 1993 Non-Executive Stock Incentive Plan -- In October 1993, the Board of Directors approved the Morrison Restaurants Inc. 1993 Non-Executive Stock Incentive Plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has full authority in its discretion to determine the officers and key employees to whom Stock Incentives are granted and the terms and provisions of Stock Incentives, subject to the Plan. During 1994, 90,000 shares were issued
under the Plan.   At June 4, 1994, the Company had reserved a total of
1,410000 shares of common stock for this Plan.
   The following table summarizes the activity in options under stock option plans:

                                   Number of Shares Under Option
                           (Amounts in thousands except per-share data)
                                 1994            1993           1992
Beginning of year...........    2,386           2,258          1,988
Granted.....................      755             492            453
Exercised...................     (313)           (267)           (69)
Forfeitures.................     (111)            (97)          (114)
End of year.................    2,717           2,386          2,258
Exercisable.................      958             558            368
Outstanding options prices..$5.40-$25.38    $5.40-$16.75  $5.40-$13.97
Exercised options prices....$5.40-$11.36    $5.40-$11.50  $5.40-$13.25

12. SUBSEQUENT EVENTS
   On August 8, 1994, the Company sold certain education, business and industry (B&I) contracts and assets of the Morrison Group to Gardner Merchant Food Services, Inc., a wholly owned subsidiary of Gardner Merchant Ltd., for a cash payment of $100 million. The Company will close the remaining B&I accounts . The sale of the B&I accounts and the discontinuance of the remaining accounts is expected to result in a net pre-tax gain of approximately $35 million. Sales from B&I contracts in 32 states and Washington, D.C., in fiscal year 1994 were $249.9 million, with operating profits of $7.3 million.

   At its June 27, 1994 meeting, the Company's Board of Directors approved the plan to phase out its L&N Seafood Grills concept by converting 30 of 38 units into Ruby Tuesdays, Mozzarella's Cafes, or Sweetpea's Restaurants, and by selling or closing the remaining L&N locations. The cost of the conversions and closings is estimated to approximate $19.7 million and will be reserved for in the first quarter of fiscal year 1995. Sales for the L&N concept in fiscal year 1994 were $63.3 million with negligible results.

13. SUPPLEMENTAL QUARTERLY FINANCIAL DATA (UNAUDITED)
   Quarterly financial results for the years ended June 4, 1994 and June 5, 1993, are summarized below. All quarters are composed of 13 weeks. Quarterly Earnings Per Share, Market Price Per Share and Cash Dividends on Common Stock have been restated to reflect common stock dividends and splits through June 4, 1994.

                                                               (In thousands except per-share data)
                                                        FIRST     SECOND      THIRD     FOURTH
                                                       QUARTER    QUARTER    QUARTER    QUARTER      TOTAL
For The Year Ended June 4, 1994:
Revenues...........................................   $282,158   $310,360   $309,951   $310,920   $1,213,389

Gross Profit.......................................   $ 39,929   $ 47,697   $ 50,321   $ 48,167   $  186,114

Income Before Income Taxes.........................   $ 13,131   $ 19,495   $ 19,874   $ 18,657   $   71,157

Provision for Federal and State Income Taxes.......      5,022      7,457      7,574      6,420       26,473

Net Income.........................................   $  8,109   $ 12,038   $ 12,300   $ 12,237   $   44,684

Primary Earnings Per Common and
Common Equivalent Share...............................$   0.22   $   0.32   $   0.33   $   0.33   $     1.20

Fully Diluted Earnings Per Common and
Common Equivalent Share...............................$   0.22   $   0.32   $   0.33   $   0.33   $     1.20

                                                               (In thousands except per-share data)
                                                        FIRST     SECOND      THIRD     FOURTH
                                                       QUARTER    QUARTER    QUARTER    QUARTER      TOTAL

For The Year Ended June 5, 1993:
Revenues...........................................   $248,360   $281,626   $283,591   $286,268   $1,099,845

Gross Profit.......................................   $ 33,477   $ 40,972   $ 41,824   $ 41,606   $  157,879

Income Before Income Taxes and Cumulative Effect
  of Accounting Changes............................   $ 10,999   $ 16,478   $ 16,979   $ 16,428   $   60,884

Provision for Federal and State Income Taxes.......      4,021      6,121      6,430      6,153       22,725

Income Before Cumulative Effect of Accounting
  Changes..........................................      6,978     10,357     10,549     10,275       38,159
Cumulative Effect of Accounting Changes, net:
  Postretirement benefits..........................     (2,579)                                       (2,579)
  Income taxes.....................................      2,395                                         2,395

Net Income.........................................   $  6,794   $ 10,357   $ 10,549   $ 10,275   $   37,975

Primary Earnings Per Common and
Common Equivalent Share:
  Before Cumulative Effect of Accounting Changes...   $   0.19   $   0.27   $   0.28   $   0.27   $     1.01
  Cumulative Effect of Accounting Changes, net:
    Postretirement benefits........................      (0.07)                                        (0.07)
    Income taxes...................................       0.06                                          0.06

Primary Earnings Per Common and
Common Equivalent Share............................   $   0.18   $   0.27   $   0.28   $   0.27   $     1.00

Fully Diluted Earnings Per Common and
Common Equivalent Share:
  Before Cumulative Effect of Accounting Changes...   $   0.19   $   0.27   $   0.28   $   0.27   $     1.01
  Cumulative Effect of Accounting Changes, net:
    Postretirement benefits........................      (0.07)                                        (0.07)
    Income taxes...................................       0.06                                          0.06

Fully Diluted Earnings Per Common and
Common Equivalent Share............................   $   0.18   $   0.27   $   0.28   $   0.27   $     1.00

   Beginning October 21, 1993 Morrison Restaurants Inc. common stock was publicly traded on the New York Stock Exchange under the ticker symbol RI. Prior to that, it was traded over-the-counter under the NASDAQ-NMS Symbol MORR. The following table sets forth the reported high and low prices on the NYSE or the high and low bid prices in the over-the-counter market for each quarter during fiscal 1994 and 1993. The over-the-counter market quotations reflect inter-dealer prices without retail mark-ups or mark-downs, and neither the NYSE nor over-the-counter quotations include commissions, hence they may not necessarily represent actual transactions.


                                                        FIRST       SECOND      THIRD       FOURTH
                                                       QUARTER     QUARTER     QUARTER     QUARTER     TOTAL
1994 market price per share:
   High............................................    $22 1/2     $26 1/8     $27 1/2     $27
   Low.............................................    $19 1/8     $21 1/8     $21 3/4     $22

1993 market price per share:
   High............................................    $17 1/4     $19         $20         $21 1/2
   Low.............................................    $12 1/8     $14 3/4     $15 3/4     $17 1/4

   Cash dividends on the common stock of Morrison Restaurants Inc. were paid during each quarter of fiscal 1994 and 1993, as follows:

1994 cash dividends per share......................    $0.08       $0.08       $0.0833     $0.0833     $0.3266
1993 cash dividends per share......................    $0.08       $0.08       $0.08       $0.08       $0.32

   On June 30, 1994 the Company's Board of Directors declared a quarterly dividend of $0.0833 per share payable July 29, 1994 to 6,890 shareholders of record on July 11, 1994.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS


Stockholders and Board of Directors
Morrison Restaurants Inc. and Subsidiaries

   We have audited the accompanying consolidated balance sheets of Morrison Restaurants Inc. and Subsidiaries as of June 4, 1994 and June 5, 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 4, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morrison Restaurants Inc. and Subsidiaries at June 4, 1994 and June 5, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended June 4, 1994, in conformity with generally accepted accounting principles.

                                                /s/ Ernst & Young
Birmingham, Alabama
June 23, 1994, except for Note 12 of Notes to Consolidated
Financial Statements as to which the date is August 8, 1994


RESPONSIBILITY FOR FINANCIAL STATEMENTS

   Morrison Restaurants Inc. has prepared the accompanying consolidated financial statements in accordance with generally accepted accounting principles appropriate in the circumstances. They necessarily include some amounts that are based on estimates and judgments as to the expected effects of incomplete events and transactions.
   In meeting its responsibility for the reliability of the financial statements, the Company maintains and relies on a system of internal controls. This system is designed to provide reasonable, but not absolute, assurance at appropriate cost that assets are safeguarded and transactions are recorded properly. It is augmented by written policies and procedures; an organizational structure which provides for division of responsibilities where appropriate in the circumstances; training and development of managers in financial and other functional areas; and evaluation by independent auditors during their audit of the financial statements.
   The Board of Directors of Morrison Restaurants Inc. pursues its oversight role with respect to the Company's financial statements through an Audit Committee. This Committee meets periodically during the year with management personnel and the independent auditors to review the activity of each, to consider audit results, and to discuss internal accounting control, auditing, and financial reporting matters. The independent auditors have full and free access to the Audit Committee at any time without the presence of management.


        /s/ Sandy Beall                   /s/ J. Russell Mothershed
        Sandy Beall                              J. Russell Mothershed
        President and                            Sr. Vice President,
        Chief Executive Officer                  Finance