Form 10-K, Exhibit 13
period 1995-06-03
MORRISON RESTAURANTS INC/
filed 1995-09-01
CIK 68270




    CONSOLIDATED FINANCIAL HIGHLIGHTS
    MORRISON RESTAURANTS INC. AND SUBSIDIARIES
    (In thousands except per-share data)



                                                                                          Percent
                                                             June 3,        June 4,      Increase
For the Fiscal Year Ended                                     1995           1994       (Decrease)

Revenues................................................$ 1,035,089      $ 1,213,389*     (14.7)

Income Before Provision for Income Taxes................$   104,712**    $    71,157       47.2
Provision for Federal and State Income Taxes............     42,541           26,473       60.7

Net Income..............................................$    62,171**    $    44,684       39.1


Earnings Per Common and Common
  Equivalent Share......................................$      1.73      $      1.20       44.2

Cash Dividends Per Share of Common Stock............... $    0.3458      $    0.3299        4.8


At Year End
  Total Assets..........................................$   484,051      $  408,453        18.5
  Long-Term Debt........................................$    52,095      $    9,526       446.9
  Stockholders' Equity..................................$   245,493      $  221,136        11.0
  Working Capital.......................................$   (44,780)     $  (43,007)       (4.1)

* Includes the revenues of the education, business and industry (B&I) contracts of the Morrison Group sold in August, 1994 or closed and the revenues of the converted or closed L&N Seafood Grill (L&N) units of the Ruby
Tuesday Group prior to their conversion or closing.
**  Includes the net gain from the B&I and L&N disposals.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes found on pages 36 to 48.


RESULTS OF OPERATIONS

      Fiscal year 1995 marked the Company's fourth straight year of record earnings. Excluding the net gain realized upon the sale of certain education, business and industry (B&I) contracts and assets of the Morrison Group, over the cost to phase out the L&N Seafood Grill (L&N) concept of the Ruby Tuesday Group, the earnings growth in fiscal 1995 was primarily the result of the expansion of the Ruby Tuesday Group and the growth and improved profitability of the Morrison Group.
During fiscal 1995, the Company continued the implementation of the financial and business strategy approved by the Board of Directors in March, 1994 which, among other things, requires the Company to invest in high-growth businesses that can attain a dominant market position in their respective categories. The contribution that each Group made in fiscal 1995 is discussed below.

      During fiscal 1995, the Board of Directors approved a plan to phase out the L&N concept. In addition, in August, 1994 the Company sold certain B&I contracts and assets. While these businesses generated in excess of $300.0 million of sales and $7.0 million of operating profits in fiscal 1994, Management believed that neither was likely to achieve dominance in its respective category. In January, 1995, the Company acquired the
common stock of Tias, Inc..   The effects of these transactions
on fiscal 1995 results are also discussed below.

1995 Compared to 1994

      Earnings per share were $1.73 in 1995 as compared to $1.20 in 1994. Net income was $62.2 million as compared to $44.7 million a year ago. In 1995 there was a charge of $19.7 million ($12.0 million after tax) due to the decision made by the Board to phase out the L&N concept and a gain of $46.8 million ($25.8 million after tax) due to the sale or closing of the B&I contracts and assets.

Ruby Tuesday Group

      Ruby Tuesday Group sales for 1995 increased 12.1%. The sales gain was 30.1% excluding L&N, which contributed sales of $63.3 million in 1994. Included in the 1995 total are the sales of Tia's, a chain of Tex-Mex/Southwestern restaurants, which contributed $12.1 million in sales subsequent to its acquisition in January, 1995. The increased sales reflect expansion within the Group as well as an increase in same-store sales for the Ruby Tuesday concept (the largest concept within the Group), partially offset by a decrease in same- store sales for the Mozzarella's concept. During fiscal 1995, the Company opened 57 Ruby Tuesdays and 17 Mozzarella's. At the time of the acquisition of Tias, Inc. there were 12 Tia's restaurants. Two additional Tia's which had been under construction at the time of the acquisition were also opened. Twenty-one of the units opened during the year were converted L&N units. Five Ruby Tuesdays and one Mozzarella's were closed during fiscal 1995.
      Operating profit increased 20.9% for the Group. The increase in operating profit is due to continued expansion coupled with a 0.7% operating margin increase. Excluding L&N's results from the 1994 amount, the operating margin decreased 0.7% in 1995. The operating margin decrease recognized by the Group's continuing concepts is the result of the investment of funds within the Ruby Tuesday concept for items such as remodeling, customer service, and expanded advertising, and the rapid expansion of the Mozzarella's concept, as well as the acquisition of Tia's, which initially realized lower margins than the Ruby Tuesday concept. The Group's plans call for aggressive expansion of the Ruby Tuesday concept, both in the traditional Eastern U.S. markets and in new markets in the Western U.S. The Company estimates that over 50 Ruby Tuesdays and 10 other specialty restaurants will be opened in fiscal 1996.
      In fiscal 1995, the Company accrued approximately $19.7 million for costs to be incurred as a result of the decision announced on June 27, 1994, to phase out the L&N concept. This amount, originally accrued to cover the costs to convert 30 L&N units and close the remaining eight, consisted primarily of the following: losses on disposal of fixed assets net of anticipated proceeds and the net cost of related lease obligations for the units to be closed (approximately $11.6 million), expected operating losses during the phase out period (approximately $4.8 million), severance pay (approximately $1.1 million) and other losses on the conversion of units, consisting primarily of the write- off of fixed assets, inventory, and unamortized cost in excess of net assets acquired (approximately $2.2 million).
      Subsequent to the June, 1994 announcement, the Company reacquired three additional L&N units as a result of a default on a licensing agreement. These three units were closed.
Based on favorable operating results, in the third quarter of fiscal 1995, Management decided to continue to operate four of the L&N units as L&N's through the remainder of their lease terms. The sales and earnings of these four units have been included in the operating results of the Ruby Tuesday Group since the beginning of third quarter. During the year, 21 of the L&N units have been converted and are operating as other Ruby Tuesday Group restaurants. One additional unit was converted and reopened as a Tia's shortly after year-end. Another unit is in the process of being converted to a Tia's. The remaining 11 units were closed.
      As of June 3, 1995, $13.7 million of expenses related to fiscal 1995 L&N operating losses, write-offs of inventories, intangibles and other assets, severance pay and other expenses had been charged against the reserve. The majority of the remaining $6.0 million reserve relates to remaining asset write-offs ($4.8 million) and costs anticipated to be incurred to settle lease obligations on units closed ($1.2 million).
The Company is actively pursuing settlement of all lease obligations and expects to make the necessary cash payments early in fiscal 1996.
      The Company anticipates that the L&N units which were converted will operate at a similar or higher sales volume than before conversion, with improved profits.

Morrison Group

      On August 8, 1994, the Company sold certain B&I contracts and assets of the Morrison Group to Gardner Merchant Food Services, Inc., a wholly-owned subsidiary of Gardner Merchant Ltd., for $100.0 million in cash. B&I accounts not sold were subsequently closed. The sale, net of related transaction expenses and closing costs of approximately $11.1 million, resulted in a n2et pre-tax gain of $46.8 million.
      Due to the sale of the B&I contracts and assets, sales in the Morrison Group for 1995 decreased 31.1%. In 1994, B&I contributed $250.7 million in sales. The sales gain for 1995 excluding B&I was 3.2%. This increase reflects the addition of larger accounts in the Health Care Division and increased sales from the Fresh Cooking Quick Service Restaurants (QSRs) and Small Cafeterias offset by a 1.1% decline in same-store sales in the Family Dining Division. The Group opened 14 new family dining units during the fiscal year, consisting of three small cafeterias, ten food-court QSRs, and one Snapp's, as well as numerous contract dining accounts in the Health Care Division. The Group closed two cafeterias and four Snapp's during the fiscal year.
      Operating profit decreased 1.0% from 1994. Excluding the effect of B&I's 1994 operating profit of $7.3 million, operating profit increased 18.2% in 1995 due to increased sales and a 1.1% operating margin increase. The margin improvement is largely attributable to the success of food-cost control programs.
      The Company's plans call for continued growth of the Morrison Group during fiscal 1996 through the addition of approximately nine Fresh Cooking units. The Group's plans also call for accelerated growth in the healthcare food-service market.

Net Interest Expense

      Net interest expense increased from $51,000 in 1994 to $950,000 in 1995 due to $50.0 million in borrowings under the Company's revolving credit facility offset by the retirement of the Life Insurance Co. of Georgia note of $12.0 million.

Income Tax Expense

      The effective income tax rate increased to 40.6% in 1995 from 37.2% in 1994. Excluding B&I and L&N, the effective income tax rate for 1995 and 1994 would have been 37.7% and 37.6%, respectively.

1994 Compared to 1993
      Earnings per share were $1.20 in 1994 as compared to $1.00 in 1993. Net income was $44.7 million, an increase of $6.7 million from 1993. Fiscal year 1993 income included the cumulative effect of adjustments due to new accounting standards relating to postretirement benefits and income taxes. The net effect on income of the adoption of the two standards was a decrease of $0.2 million for fiscal 1993.

Ruby Tuesday Group

      During fiscal 1994, the Company repositioned the former Silver Spoon Cafe concept into Mozzarella's, an American cafe with an Italian accent.
      Sales and earnings increased in the Ruby Tuesday and Mozzarella's concepts compared to fiscal 1993, while the L&N Seafood Grill concept experienced sales and earnings declines. Same-store sales for Ruby Tuesdays and Mozzarella's increased in fiscal 1994, but decreased in the L&N Seafood Grills.
During fiscal 1994, 42 Ruby Tuesdays, four Mozzarella's, one L&N Seafood Grill and three Snapp's were opened. These Snapp's units were closed in fiscal 1995. There were four Ruby Tuesdays and five L&N Seafood Grills closed during fiscal 1994.
      Operating profit increased 14.5% for the Group due to increased sales offset by a 0.5% operating margin decrease.
The operating margin decrease was the result of the shortfall in performance of L&N and the development of the Snapp's concept. Excluding the results of L&N , the Group's operating profit increased 25.8%.

Morrison Group

      During fiscal 1994, the Company combined the former Hospitality Group, which serves the contract dining market, with the Family Dining Group, which serves the cafeteria market, to create the new Morrison Group. The contract dining sector of this Group was further broken down based on market focus into a Health Care Division for hospitals and healthcare facilities and a Hospitality Division for schools, businesses and industry. All data formerly reported for the two separate Groups, Hospitality and Family Dining, is now reported as the Morrison Group.
      Sales in the Morrison Group increased 4.6% due to unit expansion in the contract dining sector and an increase in the number of customers in the family dining sector as a result of strategic price rollbacks and bundled-meal promotions. The Group opened ten new family dining concepts during fiscal year 1994, consisting of one small cafeteria and nine food-court quick-service restaurants, as well as numerous contract dining accounts. The Group closed nine cafeterias during the 1994 fiscal year.

      Operating profit increased 22.4% for the Group due to increased sales and a 0.9% operating margin increase. The margin improvement resulted from increased customers and food and labor cost controls.

Net Interest Expense

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


LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

      Cash provided by operating activities was $58.0 million in fiscal 1995, $73.4 million less than the amount used for capital expenditures. Cash proceeds of $100.0 million were realized from the B&I sale. In addition, $38.2 million of cash was provided through incremental borrowings under the Company's lines of credit. Pursuant to the Company's financial strategy approved by the Board during fiscal 1994, $45.7 million and $39.8 million of the Company's stock was reacquired during 1995 and 1994, respectively, from cash available after the Company's investments in new units and food service contracts. Amounts for both years include $2.3 million for stock acquired in connection with the Company's Deferred Compensation Plan. See the Consolidated Statements of Cash Flows on page 39 for more information.

Capital Expenditures

      Property and equipment expenditures for fiscal 1995 were $131.4 million, 45.4% higher than the prior year. Of the total expenditures, $108.4 million occurred within the Ruby Tuesday Group. During 1995, 67 new Ruby Tuesday Group restaurants were opened, including 12 units which were added upon the acquisition of Tias, Inc. In addition, 21 L&N units were converted to other Company concepts as a result of the phase out of L&N. In the Morrison Group 14 cafeteria style units (ten QSRs, three Small Cafeterias and one Snapp's) were opened. Capital expenditures for fiscal 1996 are projected to be $158.2 million. Projected openings for fiscal year 1996 include approximately 60 Ruby Tuesday Group restaurants and nine Fresh Cooking units in the Morrison Group.

Borrowings and Credit Facilities

      The Company had lines of credit with various banks totaling $126.0 million at June 3, 1995. The Company utilized these lines of credit with various financial institutions in 1995 to meet operational cash needs, including stock repurchases. The Company had unused lines of credit totaling $113.4 million at June 3, 1995, of which $19.4 million were committed and $94.0 million were non-committed. In addition to these lines of credit, the Company entered into a five-year revolving line of credit with various banks which will allow the Company to borrow up to $200.0 million over the next five years. The Company had $50.0 million of borrowings outstanding under this agreement at June 3, 1995 classified by the Company as long-term debt. The credit facility provides for certain restrictions on incurring additional indebtedness and to certain funded debt, net worth, and fixed charge coverage requirements. At June 3, 1995, retained earnings in the amount of $39.4 million were available for cash dividends and stock repurchases under the debt restrictions.
      The Company entered into an interest rate swap agreement to control its fiscal 1996 interest costs. This swap agreement which has a notional amount accreting from $85.0 to $115.0 million effectively limits the interest rate to a maximum of 7.02% per annum for a one year period commencing June 5, 1995.
      During fiscal 1996 the Company expects to fund operations and capital expansion from operating cash flows, bank lines of credit and its five-year revolving line of credit. See Note 7 of Notes to Consolidated Financial Statements for a detailed discussion of borrowings and credit facilities. Long-term debt increased a net $42.7 million in 1995 due to borrowings on the revolving credit facility, offset by the early retirement of the note payable to Life Insurance Company of Georgia. The Company anticipates the need for additional borrowings on the revolving line of credit of approximately $55.0 million in fiscal year 1996.

Working Capital

      Working capital and the current ratio as of June 3, 1995 were $(44.8) million and 0.6, respectively.

Dividends

      Cash dividends paid to stockholders during 1995 equaled $12.0 million ($.3458 per share). Management's financial strategy, established in fiscal 1994, set forth a policy to increase dividends per share by five percent annually, based on achievement of targeted earnings growth.

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

KNOWN EVENTS, UNCERTAINTIES AND TRENDS

Financial and Stock Repurchase Plans

      The Board of Directors adopted, on March 30, 1994, a new financial strategy that places more emphasis on debt management and establishes a target capital structure which will utilize a prudent amount of debt to minimize the weighted average cost of capital while allowing the Company to maintain financial flexibility and the equivalent of an investment-grade (BBB) bond rating. This financial strategy sets a target debt-to-capital ratio of 60%, including operating leases. The strategy also provides for repurchasing Morrison stock whenever cash flow exceeds funding requirements while maintaining the target capital structure. Accordingly, the Board approved the repurchase of up to an additional 2.5 million shares, bringing the total authorized for repurchase to 4.6 million shares. During 1995, the Company purchased 1.6 million shares at a total purchase price of $43.4 million under its various stock repurchase programs. As of June 3, 1995, 2.4 million shares remained available for repurchase under the Company's stock repurchase programs.

New Accounting Standards

      In March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (FAS
121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". FAS 121 establishes accounting standards that require an entity to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are generally to be reported at the lower of carrying amount or fair value less cost to sell. The Company is required to adopt FAS 121 in fiscal 1997. The Company does not anticipate that FAS 121 will have a material impact on the Company's financial position or results of operations.

Impact of Inflation

      The Company has not experienced a significant overall impact from inflation. Although the impact of inflation on the cost of food, labor, real estate and construction can significantly affect the Company's operations, the Company can reduce this impact through increased menu prices to the extent competitive pressures will permit.

Management's Outlook

      The Company has made many significant advances to position itself for strategic growth. In the Ruby Tuesday Group, Ruby Tuesday, with its menu of burgers, ribs, fajitas, chicken, soups, salads and sandwiches, will maintain its aggressive posture. The Mozzarella's concept will follow a year of aggressive expansion with a concentration primarily on improved sales at existing units. The concept specializes in pizzas, pastas, soups, salads and sandwiches, with a $9 average check. Tia's, the Tex-Mex concept with freshly prepared menu items which was acquired in fiscal 1995, offers the Company an attractive opportunity to enter a high growth segment of the industry. The Company's focus for Tia's is to expand from the base acquired while maintaining the new unit sales volumes. Management believes that it is positioned to take advantage of growth opportunities well into the future.
      In the Morrison Group, the Health Care Division has grown dramatically in both profit and sales and the Company will enhance its growth further through the expansion of the sales team and maintenance of their outstanding performance. The Group's Family Dining Division will continue with moderate expansion of its Morrison's Fresh Cooking concept which specializes in home-meal replacement highlighting fresh,
wholesome chicken and vegetables.             The sale of B&I's
contracts and assets and the phasing out of L&N are part of the Company's strategy to invest in high-growth businesses that have or can attain a dominant market position in their
respective categories.       The Company will also focus on
accelerating the growth of its proven businesses, Ruby Tuesday and Health Care, as well as its emerging businesses, Mozzarella's, Tia's and Fresh Cooking. Management believes that this realignment will strategically position the Company to attain its growth and profitability objectives while creating value for its stockholders, its customers and its employees.

SUMMARY OF OPERATIONS
MORRISON RESTAURANTS INC. AND SUBSIDIARIES
(In thousands except per-share data)
                                                                                 Fiscal Year
                                                        1995           1994           1993          1992         1991

Revenues........................................   $  1,035,089    $ 1,213,389    $ 1,099,845   $ 1,038,946    $  970,530
                                                    ============   ============   ============  ============   ==========
Income Before Provision for Income Taxes and
    Cumulative Effect of Accounting Changes.....    $   104,712    $    71,157    $    60,884   $    51,445    $   42,453

Provision for Federal and State Income Taxes....         42,541         26,473         22,725        18,774        15,825
                                                    ------------   ------------   ------------   -----------   ----------
Income Before Cumulative Effect of
  Accounting Changes............................         62,171         44,684         38,159        32,671        26,628

Cumulative Effect of Accounting Changes, net:
  Postretirement benefits.......................                                       (2,579)
  Income taxes..................................                                        2,395
                                                    ------------   ------------   ------------   -----------   ----------
Net Income......................................    $    62,171    $    44,684    $    37,975    $   32,671    $   26,628
                                                    ============   ============   ============   ===========   ==========
Earnings Per Common and Common Equivalent Share:
  Before Cumulative Effect of Accounting Changes.         $1.73          $1.20          $1.01         $0.87         $0.71
  Cumulative Effect of Accounting Changes, net:
    Postretirement benefits......................                                       (0.07)
    Income taxes.................................                                        0.06
                                                    ------------   ------------    -----------    ----------    ---------
                                                          $1.73          $1.20          $1.00         $0.87         $0.71
                                                    ============   ============    ===========    ==========    =========
Weighted average common and
  common equivalent shares                               35,922         37,367         38,078        37,435        37,310

All fiscal years are composed of 52 weeks except 1992 which contains 53 weeks.

Weighted average shares and all per-share data for years prior to 1994 have been restated from their original presentation to give effect to 3-for-2 stock splits which occurred in fiscal years 1994 and 1992.

Other Financial Data:
  Total Assets..................................    $   484,051    $   408,453    $   382,620    $  369,732    $  331,402
  Long-Term Debt................................    $    52,095    $     9,526    $    13,085    $   35,919    $   38,005
  Stockholders' Equity..........................    $   245,493    $   221,136    $   219,624    $  203,577    $  181,241
  Cash Dividends Per Share of Common Stock......    $      0.35    $      0.33    $      0.32    $     0.29    $     0.29
  Working Capital...............................    $   (44,780)   $   (43,007)   $     1,906    $   22,852    $   12,028
  Current Ratio.................................          0.6:1          0.6:1          1.0:1         1.3:1         1.2:1

GROUP INFORMATION
(In thousands)
                                               Fiscal Year
                                     1995          1994          1993
Sales:
 Ruby Tuesday Group............. $  514,900    $  395,895    $  306,693
 Morrison Group.................    519,777       503,688       498,751
 Corporate and Other............        412          (155)           49
                                  1,035,089       899,428       805,493
 L&N*...........................                   63,300        71,950
 B&I**..........................                  250,661       222,402
                                 $1,035,089    $1,213,389    $1,099,845

Operating Profit:
 Ruby Tuesday Group............. $   47,152    $   38,996    $   30,993
 Morrison Group.................     44,087        37,290        29,467
                                     91,239        76,286        60,460
 Corporate expenses.............    (12,632)      (12,325)       (9,235)
 Earnings Before Interest,
  Taxes and Conversion or
  Sale of Assets................     78,607        63,961        51,225
 Net interest expense...........       (950)          (51)         (317)
 Income Before Income Taxes and
  Conversion or Sale of Assets..     77,657        63,910        50,908
 L&N*...........................                       (6)        3,063
 B&I**..........................                    7,253         6,913
 L&N conversion/closing costs...    (19,727)
 Net gain on sale/closure
  of B&I accounts..............      46,782
 Income Before Provision for
  Income Taxes and Cumulative
  Effect of Accounting Changes..    104,712        71,157        60,884
 Income taxes...................     42,541        26,473        22,725
 Income Before Cumulative
  Effect of Accounting Changes..     62,171        44,684        38,159
 Cumulative Effect of
  Accounting Changes, net:
    Postretirement benefits.....                                 (2,579)
    Income taxes................                                  2,395
Net Income...................... $   62,171    $   44,684    $   37,975

Operating Profit Margins:
 Ruby Tuesday Group.............       9.2%          9.9%         10.1%
 Morrison Group.................       8.5%          7.4%          5.9%

Identifiable Total Assets:
 Ruby Tuesday Group............. $  310,224    $  214,737    $  166,700
 Morrison Group.................    140,416       162,100       161,216
 Corporate and Other............     33,411        31,616        54,704
                                 $  484,051    $  408,453    $  382,620


Gross Expenditures for Property
 and Equipment:
 Ruby Tuesday Group............. $  108,410    $   69,252    $   47,475
 Morrison Group.................     22,157        20,150        15,213
 Corporate and Other............        789           928           298
                                 $  131,356    $   90,330    $   62,986

Depreciation and Amortization
 Expense:
 Ruby Tuesday Group............. $   26,015    $   22,645    $   18,157
 Morrison Group.................     12,443        16,346        16,658
 Corporate and Other............        691           780           634
                                 $   39,149    $   39,771    $   35,449


* Represents the results of the L&N units of the Ruby Tuesday Group which were converted or closed.
** Represents the results of the education, business and industry (B&I) contracts of the Morrison Group which were sold or closed.

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME
MORRISON RESTAURANTS INC. AND SUBSIDIARIES
(In thousands except per-share data)

                                                            For the Fiscal Year Ended
                                                         June 3,      June 4,      June 5,
                                                          1995         1994         1993
Revenues:
  Net sales and operating revenues...................  $1,033,055   $1,209,625   $1,098,268
  Other revenues.....................................       2,034        3,764        1,577

                                                        1,035,089    1,213,389    1,099,845

 Operating Costs and Expenses:
  Cost of merchandise................................     299,394      378,103      352,043
  Payroll and related costs..........................     359,342      439,448      398,077
  Other..............................................     186,927      209,724      191,846
  Selling, general and administrative................      71,670       75,135       61,229
  Depreciation and amortization......................      39,149       39,771       35,449
  L&N conversion/closing costs.......................      19,727
  Net gain on sale/closure of B&I accounts...........     (46,782)
  Interest expense net of interest income totaling
    $1,257 in 1995, $1,172 in 1994, and
    $1,822 in 1993...................................         950           51          317

                                                          930,377    1,142,232    1,038,961

Income Before Provision for Income Taxes and
  Cumulative Effect of Accounting Changes............     104,712       71,157       60,884

Provision for Federal and State Income Taxes.........      42,541       26,473       22,725


Income Before Cumulative Effect of Accounting Changes      62,171       44,684       38,159
Cumulative Effect of Accounting Changes, net:
  Postretirement benefits............................                                (2,579)
  Income taxes.......................................                                 2,395
Net Income...........................................  $   62,171   $   44,684   $   37,975

Earnings Per Common and Common Equivalent Share:
  Before Cumulative Effect of Accounting Changes.....  $     1.73   $     1.20   $     1.01
  Cumulative Effect of Accounting Changes, net:
    Postretirement benefits..........................                                 (0.07)
    Income taxes.....................................                                  0.06
Earnings Per Common and Common Equivalent Share......  $     1.73   $     1.20   $     1.00

Weighted average common and
  common equivalent shares...........................      35,922       37,367       38,078




The accompanying notes are an integral part of the consolidated financial statements.







CONSOLIDATED BALANCE SHEETS
MORRISON RESTAURANTS INC. AND SUBSIDIARIES
(In thousands)


                                                                                             June 3,     June 4,
                                                                                              1995        1994
ASSETS
CURRENT ASSETS:
  Cash and short-term investments.....................................................    $  8,321     $  5,021
  Receivables:
    Trade, less allowance for doubtful accounts
    of $1,641 in 1995 and $2,622 in 1994..............................................      18,649       28,396
Other.................................................................................      10,394        4,663
Inventories:
    Merchandise.......................................................................       8,801       11,523
China, silver and supplies............................................................       4,797        4,873
   Prepaid expenses...................................................................      17,492       13,327
Deferred income tax benefits..........................................................      11,744       11,813
   Total Current Assets...............................................................      80,198       79,616
 PROPERTY AND EQUIPMENT - at cost:
   Land...............................................................................      24,524       15,753
   Buildings..........................................................................      60,727       48,487
Improvements..........................................................................     223,968      187,113
  Restaurant equipment................................................................     194,783      181,084
  Other equipment.....................................................................      48,623       52,519
  Construction in progress............................................................      48,087       22,825
                                                                                           600,712      507,781
Less accumulated depreciation and amortization........................................     255,549      240,124
                                                                                           345,163      267,657

COSTS IN EXCESS OF NET ASSETS ACQUIRED................................................      27,187       22,571


OTHER ASSETS..........................................................................      31,503       38,609

    TOTAL ASSETS......................................................................    $484,051     $408,453

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable....................................................................    $ 45,974     $ 30,401
  Short-term borrowings...............................................................      12,638       17,416
  Accrued liabilities:
    Taxes, other than income taxes....................................................      14,127       14,571
    Payroll and related costs.........................................................      14,355       22,725
    Insurance.........................................................................      18,120       23,225
    Rent and other....................................................................      19,583       10,180
    Current portion of long-term debt...................................................       181        4,105
    Total Current Liabilities.........................................................     124,978      122,623

 LONG-TERM DEBT:
  Capital lease obligations...........................................................         848          931
  Notes and mortgages payable.........................................................      51,247        8,595
                                                                                            52,095        9,526

DEFERRED INCOME TAXES.................................................................      11,528       11,073

OTHER DEFERRED LIABILITIES............................................................      49,957       44,095


STOCKHOLDERS' EQUITY:
   Common stock, $0.01 par value; (authorized: 100,000 shares;
     issued: 43,644 shares)............................................................        436          436
   Capital in excess of par value......................................................     84,515       77,656
   Retained earnings...................................................................    298,181      248,044
                                                                                           383,132      326,136
  Less cost of treasury stock.........................................................     137,639      105,000
                                                                                           245,493      221,136
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........................................    $484,051     $408,453



The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
MORRISON RESTAURANTS INC. AND SUBSIDIARIES
(In thousands except per-share data)
                                                                                              Capital in                Total
                                                  Common Stock Issued      Treasury Stock     Excess of   Retained  Stockholders'
                                                   Shares      Amount     Shares    Amount    Par Value   Earnings     Equity

Balance, June 6, 1992........................     29,097       $  291     (4,450) $ (59,252)   $ 73,413   $189,125     $203,577
  Net Income.................................                                                               37,975       37,975
  Shares issued under stock bonus and stock
   option plans..............................                                241      2,981       1,768                   4,749
  Cash Dividends of $0.32 per common share...                                                              (11,874)     (11,874)
  Purchase of Treasury Stock
   including deferred compensation plan......                               (514)   (14,803)                            (14,803)
Balance, June 5, 1993........................     29,097          291     (4,723)   (71,074)     75,181    215,226      219,624
  Net Income.................................                                                               44,684       44,684
  3-for-2 Stock Split........................     14,547          145     (2,415)                  (145)                      0
  Shares issued under stock bonus and stock
   option plans..............................                                484      5,844       2,620                   8,464
  Cash Dividends of $0.3299 per common share.                                                              (11,866)     (11,866)
  Purchase of Treasury Stock
   including deferred compensation plan......                             (1,681)   (39,770)                            (39,770)
Balance, June 4, 1994........................     43,644          436     (8,335)  (105,000)     77,656    248,044      221,136
  Net Income.................................                                                               62,171       62,171
  Shares issued under stock bonus and stock
   option plans..............................                                562      7,792       3,132                  10,924
  Shares issued pursuant to Tia's, Inc. acquisition                          355      5,273       3,727                   9,000
  Cash Dividends of
   $0.35 per common share....................                                                              (12,034)     (12,034)
   Purchase of Treasury Stock including
   deferred compensation plan................                             (1,701)   (45,704)                            (45,704)
Balance, June 3, 1995........................     43,644       $  436     (9,119) $(137,639)   $ 84,515   $298,181     $245,493

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
MORRISON RESTAURANTS INC. AND SUBSIDIARIES
(In thousands)
                                                            For the Fiscal Year Ended
                                                        June 3,      June 4,      June 5,
                                                         1995         1994         1993
Operating Activities:
 Net Income.......................................   $ 62,171     $ 44,684     $ 37,975
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Cumulative effect of change in
     accounting principles........................                                  184
   Depreciation and amortization..................     39,149       39,771       35,449
   Amortization of intangibles....................        760        1,043        1,047
   Gain on sale of B&I contracts and assets.......    (46,782)
   Other, net.....................................     (3,088)       1,702        1,996
   Deferred income taxes..........................      3,153        4,963       (2,356)
   Loss on disposition of assets..................      9,396        1,300        1,243
   Changes in operating assets and liabilities:
     (Increase)/decrease in receivables...........      1,431       (1,278)      (3,729)
     Increase in inventories......................       (951)        (893)      (1,771)
     (Increase)/decrease in prepaid and
       other assets...............................      4,193       (1,907)      (1,613)
     Increase/(decrease) in accounts payable,
      accrued and other liabilities...............     (6,617)       4,507       27,158
     Decrease in income taxes payable.............     (4,836)      (1,171)      (2,745)
      Net Cash Provided by Operating Activities...     57,979       92,721       92,838

Investing Activities:
  Purchases of property and equipment.............   (131,356)     (90,330)     (62,986)
  Proceeds from sale of B&I contracts and assets..    100,000
  Proceeds from disposal of assets................        981        1,512        1,150
  Other, net......................................     (3,530)      (4,909)      (4,031)
      Net Cash Used by Investing Activities.......    (33,905)     (93,727)     (65,867)

Financing Activities:
  Proceeds from long-term debt....................     50,000          558
  Net change in short-term borrowings.............    (11,828)      17,416
  Principal payments on long-term debt and
      capital leases..............................    (12,132)        (147)     (23,771)
  Proceeds from issuance of stock,
   including treasury stock.......................     10,924        8,464        4,749
  Stock repurchases...............................    (45,704)     (39,770)     (14,803)
  Dividends paid..................................    (12,034)     (11,866)     (11,874)
      Net Cash Used by Financing Activities.......    (20,774)     (25,345)     (45,699)
Increase/(decrease) in cash and short-term
      Investments.................................      3,300      (26,351)     (18,728)
Cash and short-term investments at the beginning
  of the year.....................................      5,021       31,372       50,100
Cash and short-term investments at the end of
  the year........................................   $  8,321     $  5,021     $ 31,372

Supplemental Disclosure of Cash Flow Information-
  Cash Paid for:
  Interest (net of amount capitalized)............   $  2,405     $    904     $  1,946
  Income taxes, net...............................   $ 46,865     $ 25,298     $ 28,103

The accompanying notes are an integral part of the consolidated financial statements.










NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MORRISON RESTAURANTS INC. AND SUBSIDIARIES

June 3, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Morrison Restaurants Inc. and its wholly-owned subsidiaries.
     Fiscal Year - The Company's fiscal year ends on the first Saturday after May 30. The fiscal years ended June 3, 1995, June 4, 1994, and June 5, 1993 were comprised of 52 weeks.
     Inventories - Inventories consist of materials, food supplies, china and silver and are stated at the lower of cost (first in-first out) or market.
     Property and Equipment and Depreciation - Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets or, for capital lease property, over the term of the lease, if shorter. Annual rates of depreciation range from 3% to 5% for buildings and from 8% to 34% for restaurant and other equipment.
      During March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121). FAS 121 requires that, beginning in fiscal years starting after December 15, 1995, long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are generally to be reported at the lower of carrying amount or fair value less cost to sell. Currently, the Company recognizes such impairment upon the decision to close a unit. The ultimate impact of FAS 121 on the Company's financial statements is being analyzed. However, Management believes that adoption of FAS 121 will not have a material impact on the Company's financial position or results of operations.
     Income Taxes - Deferred income taxes are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities.
     Pre-Opening Expenses - Salaries, personnel training costs and other expenses of opening new facilities are charged to expense as incurred.
     Earnings Per Share - Earnings per share are based on the weighted average number of shares outstanding during each year and are adjusted for the assumed exercise of options, after the assumed repurchase of shares with the related proceeds and after the adjustment for the stock splits and stock dividends through June 3, 1995.
     Intangible Assets - Excess of costs over the fair value of net assets acquired of purchased businesses generally is amortized on a straight-line basis over 40 years. The carrying value of goodwill is reviewed if facts and circumstances suggest that it may be impaired. At June 3, 1995 and June 4, 1994, accumulated amortization for costs in excess of net assets acquired was
$5,957,000 and $6,736,000, respectively.   Other intangibles are amortized over
their specified lives, varying from five to 20 years. For the years ending June 3, 1995 and June 4, 1994, accumulated amortization for other intangibles was $351,000 and $2,157,000, respectively.
     Fair Value of Financial Instruments - The Company's financial instruments at June 3, 1995 and June 4, 1994 consisted of cash and short-term investments, notes receivable, short-term borrowings and long-term debt. The fair value of these financial instruments approximated the carrying amounts reported in the consolidated balance sheets.

2. BUSINESS SEGMENT

      The Company operates exclusively in the foodservice industry. During fiscal 1995, the Company was organized into the following two operating groups:
      Ruby Tuesday Group - consists of the Ruby Tuesdays, Mozzarella's Cafes, and Tia's Tex-Mex concepts. As discussed in Note 4, during fiscal year 1995, the Company completed its plan to phase out the L&N Seafood Grill concept.
With the exception of four units which Management has decided to continue to operate through the end of their remaining lease terms, all L&N Seafood Grill units have been closed or converted into other Ruby Tuesday Group concepts as of June 3, 1995.
      Morrison Group - comprised of Morrison's Cafeterias, Sadie's Buffets and Grills, Morrison's Fresh Cooking, and contract food-service healthcare accounts. On August 8, 1994, the Company sold certain education, business and industry contracts and assets of the Morrison Group to Gardner Merchant Food Services, Inc., a wholly-owned subsidiary of Gardner Merchant Ltd.
      Operating profit is defined as income from operations before unallocated general and administrative expenses, net interest expense and income taxes.
      Corporate assets consist primarily of cash (including short-term investments) and certain property, including the administrative headquarters.
      Financial data with respect to the Company's Groups is presented on page
35.


3.  ACQUISITION OF TIAS, INC.

      On January 17, 1995 the Company acquired all of the outstanding common stock of Tias, Inc., a twelve-unit Tex-Mex restaurant concept based in Dallas, Texas, for $9.0 million in common stock (354,673 shares). The acquisition has been accounted for as a purchase. Accordingly, the purchase price was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. This treatment resulted in goodwill of $12.2 million which is being amortized on a straight-line basis over 40 years.

4. PHASE-OUT OF THE L&N SEAFOOD GRILL CONCEPT

      On June 27, 1994, plans to phase out the L&N Seafood Grill concept were announced by the Company. The original plan, as approved by the Board of Directors, called for the conversion of 30 L&N units into other Company concepts. All remaining units were to be sold or closed. The Company accrued $19.7 million for costs to be incurred as a result of the phase-out. This amount, originally accrued to cover the costs to convert 30 L&N units and close the remaining eight, consisted primarily of the following: losses on disposal of fixed assets net of anticipated proceeds and the net cost of related lease obligations for the units to be closed (approximately $11.6 million), expected operating losses during the phase out period (approximately $4.8 million), severance pay (approximately $1.1 million) and other losses on the conversion of units, consisting primarily of the write-off of fixed assets, inventory, and unamortized cost in excess of net assets acquired (approximately $2.2 million).

      Subsequent to the June, 1994 announcement, the Company reacquired three additional L&N units as a result of a default on a licensing agreement. These three units were closed. Based on favorable operating results, in the third quarter of fiscal 1995, Management decided to continue to operate four of the L&N units as L&N's through the remainder of their lease terms. The sales and earnings of these four units have been included in the operating results of the Ruby Tuesday Group since the beginning of third quarter. During the year, 21 of the L&N units have been converted and are operating as other Ruby Tuesday Group restaurants. One additional unit was converted and reopened as a Tia's shortly after year-end. Another unit is in the process of being converted to a Tia's. The remaining 11 units were closed.

      Of the original $19.7 million accrued to phase out the concept, $6.0 million of reserves remain outstanding as of June 3, 1995. The majority of these reserves relate to costs anticipated to be incurred to settle the lease obligations on closed units and property and equipment write-offs. The Company anticipates settlement of most, if not all, of these leases by the end of the first quarter of fiscal year 1996.
5. SALE OF THE EDUCATION, BUSINESS, AND INDUSTRY CONTRACTS AND ASSETS
      On August 8, 1994, the Company sold certain education, business, and industry (B&I) contracts and assets of the Morrison Group to Gardner Merchant Food Services, Inc., a wholly-owned subsidiary of Gardner Merchant Ltd., for a cash payment of $100.0 million. The remaining B&I accounts were closed. The sale of the B&I accounts and the discontinuance of the remaining accounts resulted in a pre-tax gain of $46.8 million, or $25.8 million after applicable taxes.
      Sales from B&I contracts in fiscal year 1994 were $250.7 million, with operating profits of $7.3 million.


6.  CASH AND SHORT-TERM INVESTMENTS

      The Company's cash management program provides for the investment of excess cash balances in short-term money market instruments. Short-term investments at June 3, 1995 and June 4, 1994, of approximately $1.5 and $1.0 million, respectively, consisted primarily of tax exempt short-term securities. Short-term investments are stated at cost, which approximates market. The Company considers short-term marketable securities with a maturity of three months or less when purchased to be short-term investments.

7. NOTES AND MORTGAGES PAYABLE

Notes and mortgages payable consists of the following:

                                                (In thousands)
                                             1995            1994
$200 million Revolving Credit Facility.    $50,000        $    0

8.88% Senior Promissory Notes
   payable to Life Insurance
   Company of Georgia.................                     12,000

 Other Notes and Mortgages............       1,345            625
                                            51,345         12,625
 Less current maturities...............         98          4,030

                                           $51,247        $ 8,595


      Annual maturities of notes and mortgages at June 3, 1995 are as follows:
                                           (In thousands)
1996.................................... $        98
1997....................................         106
1998....................................         114
1999....................................         123
2000....................................      50,091
Subsequent years........................         813
   Total                                      51,345

      During the quarter ended September 3, 1994, the Company retired the $12.0 million 8.88% Senior Promissory Note payable to Life Insurance Company of Georgia.
      On September 30, 1994, the Company entered into a five-year revolving line of credit with various banks which allows the Company to borrow up to $200.0 million under various interest rate options. Commitment fees ranging from 0.0625% to 0.15% per annum are payable on the unused portion of the credit facility. At June 3, 1995, the Company had $50.0 million of borrowings outstanding with various banks under the terms of the agreement at interest rates ranging from 6.32% to 6.44% per annum. Such borrowings (with maturities up to 180 days) have been classified as long-term based on the Company's ability and intent to refinance such borrowings under the revolving facility.
      The credit facility provides for certain restrictions on incurring additional indebtedness and to certain funded debt, net worth, and fixed charge coverage requirements. At June 3, 1995, retained earnings in the amount of $39.4 million were available for distribution under the debt restrictions.
      In addition, at June 3, 1995, the Company had committed lines of credit amounting to $32.0 million (of which $19.4 million remain available at June 3, 1995) and non-committed lines of credit amounting to $94.0 million with various banks at various interest rates. All of these lines are subject to periodic review by each bank and may be canceled by the Company at any time. The Company utilized its lines of credit to meet operational cash needs during fiscal 1995. Borrowings on these lines of credit were $12.6 million and $17.4 million at June 3, 1995 and June 4, 1994, respectively. In order to control its fiscal 1996 interest costs, the Company entered into an interest rate swap agreement during the fourth quarter. This swap agreement, which has a notional amount accreting from $85.0 to $115.0 million, effectively limits the interest rate to a maximum of 7.02% per annum for the one year period commencing June 5, 1995.
      Interest expense capitalized in connection with financing additions to property and equipment amounted to approximately $1.1 and $1.0 million for the years ended June 3, 1995 and June 4, 1994, respectively.
      At June 3, 1995 and June 4, 1994, long-term debt amounts of $1.5 and $1.8 million, respectively, are considered extinguished in accordance with Statement of Financial Accounting Standards No. 76 concerning in-substance defeasance of corporate debt. U. S. Treasury Bills and cash have been placed in an irrevocable trust to satisfy scheduled payments of both interest and principal on these defeased obligations.

8.  LEASES
     Various operations of the Company are conducted in leased premises. Initial lease terms expire at various dates over the next 24 years and may provide for escalation of rent during the lease term. Most of these leases provide for additional contingent rents based upon sales volume and contain options to renew (at adjusted rentals for some leases). The administrative headquarters has a lease term ending in 1998 and provides an option to purchase at a nominal amount at the end of the initial lease term.
      Assets recorded under capital leases (included in Property and Equipment in the accompanying consolidated balance sheets) are as follows:

                           (In thousands)
                            1995     1994
Other equipment.......    $    86  $   592
Buildings.............      6,042    6,042
                            6,128    6,634
Less accumulated
  amortization........      3,243    3,557
                          $ 2,885  $ 3,077
                          =======  =======

      At June 3, 1995, the future minimum lease payments under capital leases and operating leases for the next five years and in the aggregate are as follows:

                                (In thousands)
                             Capital    Operating
                             Leases       Leases
1996....................     $   186    $ 44,323
1997....................         185      44,534
1998....................         185      43,681
1999....................         185      42,120
2000....................         185      40,126
Subsequent years........         704     286,860
Total minimum
  lease payments........       1,630    $501,644
                                        ========
Less amount representing
  interest..............         699
Present value of minimum
  lease payments under
  capital leases (including
  current maturities
  of $83)...............     $   931
                             =======

     Rental expense pursuant to operating leases is summarized as follows:

                                   (In thousands)
                              1995     1994     1993
Minimum rent............     $44,095  $43,126  $37,505
Contingent rent.........       7,826   12,662   11,120
                             $51,921  $55,788  $48,625
                             =======  =======  =======

     At June 3, 1995 and June 4, 1994, respectively, $1.3 and $1.5 million of capital lease obligations are considered extinguished in accordance with Statement of Financial Accounting Standards No. 76 concerning in-substance defeasance of corporate debt. U. S. Treasury Bills and cash have been placed in an irrevocable trust to satisfy scheduled payments of both interest and principal on these capital lease obligations.

9. INCOME TAXES

      The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" in fiscal 1993. The cumulative effect of this change in accounting principle increased fiscal 1993 net income by $2.4 million, or $0.06 per share, and is reported separately in the consolidated statement of income for the fiscal year ended June 5, 1993.

      The components of income tax expense attributable to operations are as follows:

                                              (In thousands)
                                         1995       1994       1993
Current:
 Federal..........................    $ 31,971   $ 17,587   $ 20,893
 State............................       7,417      3,923      4,369
                                        39,388     21,510     25,262
Deferred:
 Federal..........................       3,303      4,204     (2,089)
 State............................        (150)       759       (448)
                                         3,153      4,963     (2,537)
                                      $ 42,541   $ 26,473   $ 22,725

    Deferred tax assets and liabilities are comprised of the following:

                                          (In thousands)
                                         1995       1994

Deferred Tax Assets
  Employee benefits...............    $ 12,048   $ 11,076
  Insurance reserves..............      10,485     12,452
  Unit closing reserve............       6,839      2,664
  Escalating rents................       2,655      2,413
  Acquired net operating losses...       2,629
  Other...........................       1,530      2,210
   Total deferred tax assets......      36,186     30,815

Deferred Tax Liabilities
  Depreciation....................      27,280     25,494
  Retirement plans................       2,601      2,169
  Prepaid deductions..............       2,489      1,659
  Other...........................       3,600        753
   Total deferred tax liabilities.      35,970     30,075

   Net deferred tax asset.........    $    216   $    740

      At June 3, 1995, the Company had net operating loss carryforwards for tax purposes of approximately $6.7 million as a result of the acquisition of Tias, Inc., which expire through 2002. The Company's net operating loss carryforwards are subject to an annual limitation for tax reporting purposes due to changes in ownership of the acquired company.

      A reconciliation from the statutory Federal income tax expense to the reported income tax expense is as follows:

                                            (In thousands)
                                       1995       1994       1993
Statutory Federal income tax......  $ 36,649   $ 24,905   $ 20,701
State income taxes net of
 Federal income tax benefit.......     4,543      3,006      2,532
Tax credits.......................    (3,927)    (2,163)      (901)
B&I divestiture items.............     2,575
Other, net........................     2,701        725        393
                                    $ 42,541   $ 26,473   $ 22,725


      The effective income tax rate was 40.6%, 37.2%, and 37.3% in 1995, 1994, and 1993, respectively. The effective income tax rate increase in fiscal year 1995 was due to the nondeductibility of acquired goodwill disposed of in connection with the divestiture of the B&I accounts.

10.   EMPLOYEE BENEFIT PLANS
      Salary Deferral Plan - Under the Morrison Restaurants Inc. Salary Deferral Plan each eligible employee, as defined in the Plan, may elect to make pre-tax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings. Employees contributing a pre-tax contribution of at least 2% may elect to make after-tax contributions not in excess of 10% of annual earnings. The Company contribution to the Plan is based on the employee's pre-tax contribution and years of service. After three years of service the Company contributes 20% of the employee's pre-tax contribution, 30% after ten years of service and 40% after 20 years of service. Normally, the full amount of each participant's interest in the trust fund is paid upon retirement or total disability. However, the Plan allows participants to make early withdrawals of pre-tax and after-tax contributions, subject to certain restrictions. The Plan may be terminated by the Company at any time. The Company's contributions to the trust fund approximated $725,000, $711,000, and $692,000 for 1995, 1994,
and 1993, respectively.
      Deferred Compensation Plan - The Company maintains the Morrison Restaurants Inc. Deferred Compensation Plan for certain selected employees.
The provisions of this non-qualified Plan are similar to those of the Salary Deferral Plan except for the employees who are eligible to participate. The Company's contributions under the Plan approximated $444,000, $483,000, and $502,000 for 1995, 1994, and 1993, respectively. Assets of the Plan are held by a rabbi trust. Under current accounting rules, assets of a rabbi trust must be accounted for as if they are assets of the Company, therefore, all earnings and expenses are recorded in the Company's financial statements. The net of the rabbi trust's earnings and losses is recorded as additional liability to the participants and is considered to be interest expense to the Company. The Company recorded $997,000, $566,000, and $457,000 interest expense for this Plan in 1995, 1994, and 1993, respectively. Assets of the Plan approximated $16,109,000 and $13,083,000 in 1995 and 1994 and include $7,870,000 and $5,517,000 of Morrison Restaurants Inc. common stock which is accounted for as treasury stock.
      Retirement Plan - Effective December 31, 1987, the Morrison Restaurants Inc. Retirement Plan was amended so that no additional benefits will accrue and no new participants will enter the Plan after that date. Participants will receive benefits based upon salary and length of service. No contribution was made in 1995, 1994 or 1993. The Company recorded net pension expense of $5,000 in 1995 and income of $95,000 and $79,000 in 1994 and 1993, respectively.
The 1995 net pension expense includes a settlement loss of $115,000, which was recognized due to the sale of the B&I accounts and assets on August 8, 1994.
      Executive Supplemental Pension Plan - Under the unfunded Executive Supplemental Pension Plan, selected employees become eligible to receive supplemental retirement payments based upon salary and length of service, reduced by social security benefits and amounts otherwise receivable under the Retirement Plan. Expenses under the Plan approximated $1,176,000, $905,000, and $717,000 for 1995, 1994, and 1993, respectively. The 1995 pension expense includes a curtailment loss of $199,000 and a settlement gain of $2,000 due to the sale of B&I accounts and assets.
      Management Retirement Plan - Under the unfunded Morrison Restaurants Inc. Management Retirement Plan, individuals actively employed by the Company as of June 1, 1989, or thereafter, who have 15 years of credited service and whose average annual compensation for the immediately preceding three calendar years equalled or exceeded $40,000, become participants. Participants will receive benefits based upon salary and length of service, reduced by social security benefits and benefits payable under the Retirement Plan and Executive Supplemental Pension Plan. Expenses recognized approximated $660,000,
$492,000, and $294,000 in 1995, 1994, and 1993, respectively.  The 1995 pension expense includes a curtailment loss of $89,000 and a settlement gain of $161,000 due to the sale of the B&I accounts and assets.
      To provide a funding source for the payments of benefits under the Executive Supplemental Pension Plan and the Management Retirement Plan, the Company owns whole-life insurance contracts on some of the participants. The cash value of these policies net of policy loans is $2,985,000 at June 3, 1995. The Company has established a rabbi trust to hold the policies and death benefits as they are received.
      The following table details the components of pension expense, the funded status and amounts recognized in the Company's Consolidated Financial
Statements for the Management Retirement Plan, the Executive Supplemental Pension Plan, and the Retirement Plan.

                                               (In thousands)
                                          Assets Exceed (Less Than)         Accumulated Benefits Exceed Assets-
                                            Accumulated Benefits-           Executive Supplemental Pension Plan
                                               Retirement Plan                 and Management Retirement Plan
                                          June 3,     June 4,     June 5,      June 3,    June 4,    June 5,
                                            1995        1994        1993         1995       1994       1993
Components of pension expense (income):
 Service cost.........................  $      0      $    0     $     0      $   221    $   203    $   195
 Interest cost........................     1,395       1,395       1,558          841        705        616
 Actual return on plan assets.........      (447)     (2,076)     (1,935)
 Amortization and deferral............    (1,058)        586         298          375        489        200
 Curtailment loss.....................                                            288
 Settlement loss (gain) ..............       115                                 (162)
 Other................................                                           272
                                        $      5    $    (95)   $    (79)    $  1,835    $ 1,397    $ 1,011

Plan assets at fair value............   $ 17,127    $ 19,832    $ 19,653     $      0    $     0    $     0
Actuarial present value of
   projected benefit obligations:
  Accumulated benefit obligations:
    Vested............................    16,752      19,383      16,281       10,461      5,973      3,640
    Nonvested.........................                                             24      1,711      1,225
    Provision for future salary
    increases..........................                                         2,691      4,332      2,243
Total projected benefit obligations...    16,752      19,383      16,281       13,176     12,016      7,108

Excess (deficit) of plan assets over
 projected benefit obligations........       375         449       3,372      (13,176)   (12,016)    (7,108)
Unrecognized net loss (gain)..........     3,334       2,985        (325)        (806)       457     (3,689)
Unrecognized prior service cost.......                    19          49        2,027        604        777
Unrecognized net transition obligation     1,832       2,093       2,355        3,025      3,693      3,990
Additional minimum liability..........                                         (1,762)      (980)      (366)
Prepaid (accrued) pension cost........  $  5,541     $ 5,546     $ 5,451     $(10,692)  $ (8,242)  $ (6,396)

      The Retirement Plan's assets include common stock, fixed income securities, short-term investments and cash. The weighted-average discount rate for all three plans is 8.5%, 7.5%, and 9.5% for 1995, 1994, and 1993, respectively. The rate of increase in compensation levels for the Executive Supplemental Pension Plan and Management Retirement Plan is 4% for 1995 and 5% for 1994 and 1993. The expected long-term rate of return on plan assets for the Retirement Plan is 10% for all three years.


11. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     The Company provides healthcare benefits to substantially all retired employees and life insurance benefits to certain retirees. Benefits are funded as medical claims and life insurance premiums are incurred. Retirees become eligible for retirement benefits if they have met certain service and minimum age requirements at date of retirement. The Company accrues expenses related to postretirement healthcare and life insurance benefits during the years an employee provides services. The total postretirement benefit costs for 1995, 1994, and 1993 were $584,000, $548,000, and $407,000, respectively.
     In 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The cumulative effect of this change in accounting for years prior to 1993, resulted in a charge of $2,6 million, or $0.07 per share, which is net of a tax benefit of $1.6 million.

      The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's consolidated balance sheets are as follows:

                                                           (In thousands)
                                                           1995    1994
Retirees                                                  $4,300  $4,355
Fully eligible active plan participants                      678     882
Other active plan participants                               460     671
Accumulated postretirement benefit obligation              5,438   5,908
Unrecognized net loss                                     (1,236) (1,747)
Accrued postretirement benefit cost                       $4,202  $4,161

      The postretirement benefit cost is as follows:
                                                           (In thousands)
                                                       1995    1994  1993
Service cost                                         $  30   $  38  $  29
 Interest cost                                         423     380    378
Amortization of unrecognized net loss                  131     130
Postretirement benefit cost                           $  584  $ 548 $ 407

The assumed healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation was 0% because the Company's plan calls for a level future contribution by the employer. Measurement of the accumulated postretirement benefit obligation was based on an assumed 8.5% discount rate for fiscal 1995 and 7.5% for 1994.




12. PREFERRED STOCK

      Under its Certificate of Incorporation the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of June 3, 1995. The Board of Directors has designated 50,000 of such shares as Series A Junior Participating Preferred Stock and has issued rights to acquire such shares, upon certain events, with an exercise price of $75.00 per one one-thousandth of a share, subject to adjustment. The rights expire on April 9, 1997, and may be redeemed prior to ten days after the acquisition of 20% or more of the Company's common stock.

13.  CAPITAL STOCK, OPTIONS, AND BONUS PLANS

     The Morrison Restaurants Inc. Stock Incentive Plan - In September, 1992, the shareholders approved The Morrison Restaurants Inc. Stock Incentive Plan which is an amendment and restatement of The Morrison Restaurants Inc. 1989 Non-Qualified Stock Option Plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has complete discretion to determine participants and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. The Plan permits the Committee to make awards of a variety of stock incentives, including (but not limited to) dividend equivalent rights, incentive stock options, non-qualified stock options, performance unit awards, phantom shares, stock appreciation rights and stock awards. During 1995, 17,000 shares were issued under the Plan. At June 3, 1995, the Company had reserved a total of 1,182,000 shares of common stock for this Plan.

      The Morrison Restaurants Inc. Stock Incentive and Deferred Compensation Plan for Directors -
 In September, 1994, the shareholders approved the Morrison Restaurants Inc. Stock Incentive and Deferred Compensation Plan for Directors, which is an amendment and restatement of a similarly titled 1992 plan. In general, the Plan sets a target ownership level for non-management directors. To facilitate attaining the target ownership level, the Plan provides that the directors must use 60% of their retainer to purchase shares of the Company. Each director purchasing stock receives an additional 15% of the shares purchased and three times the total shares in options which after six months are exercisable for five years from the grant date. During 1995, 2,000 shares were issued under the Plan. Pursuant to this Plan, a one-time restricted stock award totaling 10,000 shares was made in fiscal 1995 to non-management directors who were elected after September 1993. A Committee, appointed by the Board, administers the Plan on behalf of the Company. At June 3, 1995, the Company had reserved 195,000 shares of common stock for the Directors' Plan.

      The Morrison Restaurants Inc. 1993 Non-Executive Stock Incentive Plan - In October, 1993, the Board of Directors approved the Morrison Restaurants
Inc. 1993 Non-Executive Stock Incentive Plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has full authority in its discretion to determine the officers and key employees to whom Stock Incentives are granted and the terms and provisions of Stock Incentives, subject to the Plan. During 1995, 69,000 shares were issued under the Plan. At June 3, 1995, the Company had reserved a total of 1,322,000 shares of common stock for this Plan.

In addition to the above plans, stock options remain outstanding on two terminated plans, the Morrison Restaurants Inc. Long-Term Incentive Plan, which was effective from 1984 to 1989, and the Morrison Restaurants Inc.
Stock Bonus and Non-Qualified Stock Option Plan, which was effective from 1986 to 1992. Options to purchase 26,000 and 1,040,000 shares, respectively, remain outstanding under the terms of these two plans at June 3, 1995.

      The following table summarizes the activity in options under these stock option plans:

                                         Number of Shares Under Option
                                  (Amounts in thousands except per-share data)
                                      1995            1994           1993
Beginning of year...........         2,717           2,386          2,258
Granted.....................           343             755            492
Exercised...................          (258)           (313)          (267)
Forfeited...................          (107)           (111)           (97)
End of year.................         2,695           2,717          2,386
Exercisable.................           971             958            558
Outstanding options' prices.     $7.61-$28.75    $5.40-$25.38  $5.40-$16.75
Exercised options' prices...     $5.40-$25.38    $5.40-$11.36  $5.40-$11.50


14. Contingencies

      At June 3, 1995, the Company was contingently liable for approximately $29.7 million in letters of credit, issued primarily in connection with its workers' compensation and casualty insurance programs.
      The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of Management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or consolidated financial position.

15. SUPPLEMENTAL QUARTERLY FINANCIAL DATA (UNAUDITED)
      Quarterly financial results for the years ended June 3, 1995 and June 4, 1994, are summarized below. All quarters are composed of 13 weeks.

                                                               (In thousands except per-share data)
                                                        FIRST     SECOND      THIRD     FOURTH
                                                       QUARTER    QUARTER    QUARTER    QUARTER      TOTAL
For The Year Ended June 3, 1995:
Revenues...........................................   $241,250   $252,523   $271,966   $269,350   $1,035,089

Gross Profit*......................................   $ 43,860   $ 47,265   $ 49,826   $ 48,475   $  189,426

Income Before Income Taxes.........................   $ 44,380   $ 19,436   $ 21,082   $ 19,814   $  104,712

Provision for Federal and State Income Taxes.......     19,870      7,305      7,940      7,426       42,541

Net Income.........................................   $ 24,510   $ 12,131   $ 13,142   $ 12,388   $   62,171

Earnings Per Common and Common Equivalent Share....   $   0.67   $   0.34   $   0.37   $   0.35   $     1.73

                                                         (In thousands except per-share data)
                                                        FIRST     SECOND      THIRD     FOURTH
                                                       QUARTER    QUARTER    QUARTER    QUARTER      TOTAL
For The Year Ended June 4, 1994:
Revenues...........................................   $282,158   $310,360   $309,951   $310,920   $1,213,389

Gross Profit*......................................   $ 39,929   $ 47,697   $ 50,321   $ 48,167   $  186,114

Income Before Income Taxes.........................   $ 13,131   $ 19,495   $ 19,874   $ 18,657   $   71,157

Provision for Federal and State Income Taxes.......      5,022      7,457      7,574      6,420       26,473

Net Income.........................................   $  8,109   $ 12,038   $ 12,300   $ 12,237   $   44,684

Earnings Per Common and Common Equivalent Share....   $   0.22   $   0.32   $   0.33   $   0.33   $     1.20

* The Company defines Gross Profit as Revenues less Cost of Merchandise, Payroll and Related Costs, and Other Operating Costs and Expenses.

Morrison Restaurants Inc. common stock is publicly traded on the New York Stock Exchange under the ticker symbol RI. The following table sets forth the reported high and low prices for each quarter during fiscal 1995 and 1994.

      Fiscal Year Ended June 3, 1995                                 Fiscal Year Ended June 4, 1994
                                    Per Share                                                     Per Share
                                      Cash                                                          Cash
Quarter       High        Low       Dividends                  Quarter       High        Low      Dividends

First        $25.88      $20.88      $0.0833                   First        $22.50      $19.13     $0.0800
Second       $29.75      $24.88      $0.0875                   Second       $26.13      $21.13     $0.0833
Third        $27.88      $22.88      $0.0875                   Third        $27.50      $21.75     $0.0833
Fourth       $26.88      $20.88      $0.0875                   Fourth       $27.00      $22.00     $0.0833

On June 29, 1995 the Company's Board of Directors declared a quarterly dividend of $0.0875 per share payable July 31, 1995 to 6,925 shareholders of record on July 14, 1995.



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
Morrison Restaurants Inc. and Subsidiaries

      We have audited the accompanying consolidated balance sheets of Morrison Restaurants Inc. and Subsidiaries as of June 3, 1995 and June 4, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 3, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morrison Restaurants Inc. and Subsidiaries at June 3, 1995 and June 4, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended June 3, 1995, in conformity with generally accepted accounting principles.

                                                    /s/ Ernst & Young LLP

Birmingham, Alabama
June 21, 1995