Form 10-K, Exhibit 13
period 1996-06-01
RUBY TUESDAY INC
filed 1996-08-30
CIK 68270

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per-share data)

                                         For the Fiscal Year Ended
                                       June 1,      June 3,     June 4,
                                        1996         1995        1994
Revenues:
  Net sales and operating revenues		$  618,803   $  514,292   $  458,451
  Other revenues                         1,331        1,020          588
                                       620,134      515,312      459,039

Operating costs and expenses:
  Cost of merchandise                  170,352      138,665      127,862
  Payroll and related costs            209,007      169,881      151,270
  Other                                134,043      106,028       94,330
  Selling, general and administrative   39,139       37,521       34,250
  Depreciation and amortization         34,131       26,634       23,353
  L&N conversion/closing costs                       19,727
  Interest expense net of interest
    income totaling $160 in 1996,
    $736 in 1995, and $660 in 199	       4,637          744          160
  Loss on impairment of assets          25,881
  Restructure charges                    5,257
                                       622,447      499,200      431,225

Income (loss) from continuing
   operations before income taxes       (2,313)      16,112       27,814

Provision (benefit) for federal
   and state income taxes               (1,651)       5,027        9,707


Income (loss) from continuing
   operations                             (662)      11,085       18,107
Income (loss) from discontinued
   operations, net of applicable
   income taxes                         (2,222)      51,086       26,577

Net income (loss)                   $   (2,884)  $   62,171   $   44,684

Earnings (loss) per common and
 common equivalent share:
  Continuing operations	           	$    (0.03)  $     0.62   $     0.97
  Discontinued operations		              (0.13)        2.84         1.42

Earnings (loss) per common and
 common equivalent share         			$    (0.16)  $     3.46   $     2.39

Weighted average common and
  common equivalent shares              17,689       17,961       18,684

The accompanying notes are an integral part of the consolidated financial statements.

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)


                                                       June 1,     June 3,
Assets                                                  1996        1995
Current assets:
  Cash and short-term investments.................   $   7,139   $   5,957
  Receivables.....................................       2,040       2,475
  Inventories:
    Merchandise...................................       5,678       4,989
    China, silver and supplies....................       3,003       2,495
  Prepaid expenses................................      12,410       8,043
  Prepaid income taxes............................       2,988       3,758
  Current assets of discontinued operations.......                  52,481
     Total current assets.........................      33,258      80,198

Property and Equipment - at cost:
  Land............................................      25,663      17,511
  Buildings.......................................      55,284      38,728
  Improvements....................................     175,102     149,405
  Restaurant equipment............................     120,144     116,275
  Other equipment.................................      28,122      26,206
  Construction in progress........................      39,160      38,945

  Less accumulated depreciation and amortization..     129,937     117,068
                                                       313,538     270,002

Costs in excess of net assets acquired............      21,058      22,298

Non-current assets of discontinued operations.....                 102,726

Other assets......................................      13,262       8,827

Total assets......................................   $ 381,116   $ 484,051

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - (Continued)
(In thousands)

                                                        June 1,     June 3,
Liabilities and Shareholders' Equity                      1996        1995
Current liabilities:
  Accounts payable.................................   $  26,386   $  26,393
  Short-term borrowings............................       6,001      12,638
  Accrued liabilities:
    Taxes, other than income taxes.................      10,602       9,097
    Payroll and related costs......................       6,917       6,394
    Insurance......................................       7,478       6,396
    Rent and other.................................       9,112      11,287
  Current portion of long-term debt................          95          87
  Current liabilities of discontinued operations...                  52,686
    Total Current Liabilities......................      66,591     124,978

Notes and mortgages payable........................      76,108      32,003

Deferred income taxes..............................       8,232      16,864

Other deferred liabilities.........................      32,842      18,672

Non-current liabilities of discontinued operations.                  46,041

Shareholders' Equity:
   Common stock, $0.01 par value; (authorized:
     50,000 shares; issued: 1996 - 17,598 shares,
     1995 - 21,822 shares).........................         176         218
   Capital in excess of par value..................       1,762      84,733
   Retained earnings...............................     198,354     298,181
                                                        200,292     383,132
   Less cost of treasury stock.....................       2,949     137,639
                                                        197,343     245,493
    Total Liabilities and Shareholders' Equity.....   $ 381,116   $ 484,051


The accompanying notes are an integral part of the consolidated financial statements.

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per-share data)

                                                                                             Capital in                Total
                                                   Common Stock Issued    Treasury Stock      Excess of   Retained  Stockholders'
                                                   Shares      Amount     Shares    Amount    Par Value   Earnings     Equity

Balance, June 5, 1993........................     29,097       $  291     (4,723) $ (71,074)   $ 75,181   $215,226     $219,624
  Net income.................................                                                               44,684       44,684
  3-for-2 stock split........................     14,547          145     (2,415)                  (145)                      0
  Shares issued under stock bonus and stock
   option plans..............................                                484      5,844       2,620                   8,464
  Cash dividends of $0.6598 per common share.                                                              (11,866)     (11,866)
  Purchase of treasury stock
   including deferred compensation plan......                             (1,681)   (39,770)                            (39,770)
Balance, June 4, 1994........................     43,644          436     (8,335)  (105,000)     77,656    248,044      221,136
  Net income.................................                                                               62,171       62,171
  Shares issued under stock bonus and stock
   option plans..............................                                562      7,792       3,132                  10,924
  Shares issued pursuant to Tias, Inc.
    acquisition..............................                                355      5,273       3,727                   9,000
  Cash dividends of
   $0.6916 per common share..................                                                              (12,034)     (12,034)
 Purchase of treasury stock including
   deferred compensation plan................                             (1,701)   (45,704)                            (45,704)
Balance, June 3, 1995........................     43,644          436     (9,119)  (137,639)     84,515    298,181      245,493
   Net income (loss).........................                                                               (2,884)      (2,884)
   Shares issued under stock bonus and stock
    option plans.............................         84            1        129      1,926       1,663        251        3,841
   Cash dividends of $0.543 per common share.                                                               (9,377)      (9,377)
   Purchase of treasury stock, net of changes
    in deferred compensation plan............                                240       (858)                               (858)
   Equity transfers to MFC and MHC...........                                         5,080                (43,952)     (38,872)
   Retirement of treasury stock..............     (8,616)         (86)     8,616    128,542     (84,416)   (44,040)           0
   1-for-2 reverse stock split...............    (17,514)        (175)                                         175            0
Balance, June 1, 1996........................     17,598       $  176       (134) $  (2,949)   $  1,762   $198,354     $197,343


The accompanying notes are an integral part of the consolidated financial statements.


RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                      For the Fiscal Year Ended
                                                     June 1,      June 3,      June 4,
                                                      1996         1995         1994
Operating activities:
 Income (loss) from continuing operations.........   $   (662)    $ 11,085     $ 18,107
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
   Loss on impairment of assets...................     25,881
   Depreciation...................................     34,131       26,634       23,353
   Amortization of intangibles....................        699          607          485
   Other, net.....................................     (1,118)
   Deferred income taxes..........................     (7,157)       2,501        4,909
   Loss on disposition of assets..................      2,592        4,419          523
   Changes in operating assets and liabilities:
     (Increase)/decrease in receivables...........       (282)        (213)         878
     Increase in inventories......................     (1,197)      (1,059)        (862)
     (Increase)/decrease in prepaid and
      other assets................................        721        3,355       (2,116)
     Increase in accounts payable,
      accrued and other liabilities...............     14,989       18,810        6,677
     Increase/(decrease) in income taxes payable..     (4,493)       1,205       (1,947)
 Cash provided by continuing operations...........     64,104       67,344       50,007
 Cash provided (used) by discontinued operations..     10,030      (11,128)      58,514
Net cash provided by operating activities.........     74,134       56,216      108,521

Investing activities:
  Purchases of property and equipment.............   (109,164)    (108,452)     (70,189)
  Proceeds from disposal of assets................      3,444          153           67
  Other, net......................................     (4,475)       2,701         (779)
  Discontinued operations investing
   activities, net................................    (14,448)      71,693      (22,826)
Net cash used by investing activities.............   (124,643)     (33,905)     (93,727)

Financing activities:
  Proceeds from long-term debt....................     44,200       30,800          559
  Net change in short-term borrowings.............     (6,637)     (11,828)      17,416
  Principal payments on long-term debt and
   capital leases.................................        (87)      (7,438)
  Proceeds from issuance of stock,
   including treasury stock.......................      3,841       10,924        8,464
  Stock repurchases...............................       (858)     (45,704)     (39,770)
  Dividends paid..................................     (9,377)     (12,034)     (11,866)
  Discontinued operations financing
   activities, net................................     20,609       14,506         (147)
Net cash provided (used) by financing activities..     51,691      (20,774)     (25,344)

Increase/(decrease) in cash and short-term
 investments......................................      1,182        1,537      (10,550)
Cash and short-term investments:
 Beginning of period..............................      5,957        4,420       14,970
 End of period....................................   $  7,139     $  5,957     $  4,420

Supplemental disclosure of cash flow information-
  cash paid for:
  Interest (net of amount capitalized)............   $  4,252     $  1,547     $    656
  Income taxes, net...............................   $  2,605     $  5,200     $  9,678

The accompanying notes are an integral part of the consolidated financial statements.




1. Summary of Significant Accounting Policies

Basis of Presentation
	  Ruby Tuesday, Inc. (the "Company") operates three separate and distinct casual dining concepts comprised of Ruby Tuesday, Mozzarella's Cafes and Tia's Tex-Mex restaurants. At June 1, 1996, the Ruby Tuesday concept consisted of
301 units concentrated primarily in the Northeast, Southeast, Mid-Atlantic and the Midwest. With 46 company-owned establishments, Mozzarella's units are primarily located in the Mid-Atlantic and the Southeast with particular concentration in the Washington, D.C. area, Florida and Atlanta. The Company's newest concept, Tia's Tex-Mex, operates 18 units located in the Southwest, Southeast and Mid-Atlantic regions.
  	Prior to March 9, 1996, the Company was known as Morrison Restaurants Inc. ("Morrison"). Morrison operated three businesses in the foodservice industry. These businesses were organized into two operating groups, the Ruby Tuesday
Group, consisting of the Company's casual dining concepts, and the Morrison
Group, which was comprised of Morrison's family dining restaurant and health care food and nutrition services businesses. Effective March 9, 1996, the shareholders of Morrison approved the spin-off (the "Distribution") of its family dining restaurant and health care food and nutrition services businesses to its shareholders. The spin-off resulted in the family dining restaurant and health care food and nutrition services businesses operating as two separate stand-alone, publicly-traded companies. In accordance with Accounting
Principles Board Opinion No. 30, the financial results of these two businesses, together referred to as the Morrison Group, are reported as discontinued operations. For accounting purposes, the Distribution is reflected as if it occurred on March 2, 1996, the last day of the Company's third fiscal quarter.
 As part of the Distribution, Morrison reincorporated in Georgia and changed its name to Ruby Tuesday, Inc.
  	The accompanying consolidated financial statements have been prepared to reflect the operations of the family dining restaurant and health care food and nutrition businesses as discontinued operations for all periods presented, as if the Company's casual dining restaurant operations had operated as a stand-alone entity, thus all disclosures except for the information relating to discontinued operations as presented in Note 2 of Notes to the Consolidated Financial Statements relate to continuing operations only.

Fiscal Year
  The Company's fiscal year ends on the first Saturday following May 30. The fiscal years ended June 1, 1996, June 3, 1995, and June 4, 1994 were comprised of 52 weeks.

Cash and Short-Term Investments
  The Company's cash management program provides for the investment of excess cash balances in short-term money market instruments. Short-term investments are stated at cost, which approximates market. The Company considers marketable securities with a maturity of three months or less when purchased to be short-term investments.

Inventories
  Inventories consist of materials, food supplies, china and silver and are stated at the lower of cost (first in-first out) or market.

Property and Equipment and Depreciation
  Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets or, for capital lease property, over the term of the lease, if shorter. Annual rates of depreciation range from 3% to 5% for buildings and improvements and from 8% to 34% for restaurant and other equipment.

Accounting Changes
   During March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121").
FAS 121 requires that, beginning in fiscal years starting after December 15, 1995, long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
  As discussed in Note 3, the Company adopted FAS 121 during the third quarter of fiscal year 1996.

Income Taxes
  Deferred income taxes are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities.

Pre-Opening Expenses
  Salaries, personnel training costs and other expenses of opening new facilities are charged to expense as incurred.

Intangible Assets
  Excess of costs over the fair value of net assets acquired of purchased businesses generally is amortized on a straight-line basis over 40 years. At June 1, 1996 and June 3, 1995, accumulated amortization for costs in excess of net assets acquired was $5.3 million and $4.7 million, respectively.


Fair Value of Financial Instruments
  The Company's financial instruments at June 1, 1996 and June 3, 1995 consisted of cash and short-term investments, notes receivable, short-term borrowings and long-term debt. The fair value of these financial instruments approximated the carrying amounts reported in the consolidated balance sheets.

Earnings Per Share
  Earnings per share are based on the weighted average number of shares outstanding during each year and are adjusted, when the effect is dilutive, for the assumed exercise of options, after the assumed repurchase of shares with the related proceeds, after adjustment for stock splits and stock dividends through June 1, 1996.

Stock-Based Employee Compensation Plans
  During October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. FAS 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument. FAS 123 allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company intends to continue to measure compensation cost following the principles of APB Opinion No. 25 and will therefore be required to present pro forma disclosures of net income and earnings per share as if the fair value-based method had been applied beginning in fiscal 1997.

Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Discontinued Operations
  As previously mentioned, Morrison distributed the common stock of its family dining restaurant business (Morrison Fresh Cooking, Inc., or "MFC") and its health care contract food and nutrition business (Morrison Health Care, Inc., or "MHC") to its shareholders. Morrison shareholders received one share of MFC stock for every four shares of Morrison stock and one share of MHC stock for every three shares of Morrison stock. In accordance with Accounting Principles Board Opinion No. 30, the financial results of the two businesses, together referred to as the Morrison Group, are reported as discontinued operations in the accompanying consolidated financial statements and the results of the prior periods have been restated.
  The condensed results presented below include an allocation of general expenses of Morrison, such as legal, data processing and interest on a specific identification method, where appropriate. Management believes the allocation methods used are reasonable. Condensed results of the discontinued operations are as follows:
                                                  (In thousands)
                                                 Fiscal Year Ended
                                           1996          1995           1994

     Revenues.........................  $ 370,439     $ 519,777     $ 754,351
     Income (loss) before provision
       for income taxes...............  $  (2,434)    $  88,600     $  43,344
     Provision (benefit) for federal
       and state income taxes.........  $    (212)    $  37,514     $  16,767

     Net income (loss)................  $  (2,222)    $  51,086     $  26,577

     Included in the June 3, 1995 income before provision for income taxes is a $46.8 million gain on sale of certain business and industry contracts and assets of MHC. Included in the June 1, 1996 income before provision for income taxes is a charge of $23.7 million for costs associated with asset impairment and restructuring.
  As a result of the Distribution, the Company does not have any ownership interest in either MFC or MHC, except for stock held by the rabbi trust associated with the Company's Deferred Compensation Plan. (See Note 9 of Notes to Consolidated Financial Statements for more information.) Prior to the Distribution, the Company entered into agreements with both MFC and MHC governing certain operating relationships among the Company, MFC and MHC subsequent to the Distribution including (i) an agreement providing for assumptions of liabilities and cross-indemnities to allocate responsibilities for liabilities arising out of or in connection with business activities prior to the Distribution; (ii) a tax indemnity agreement which provides that none of the three companies will take any action that would jeopardize the intended tax free consequences of the Distribution; (iii) a tax allocation agreement to the effect that MFC and MHC will pay their respective shares of the Company's consolidated tax liability for the tax years that MFC and MHC were included in the Company's consolidated federal income tax return; (iv) intellectual property license agreements which provided for the licensing of rights currently owned by the Company to the three companies; and (v) an agreement providing for the allocation of employee benefit rights and responsibilities among the three companies.

3.  Impairment of Long-Lived Assets/Restructure Charges
  The Company adopted Statement of Financial Accounting Standards No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets
to be Disposed Of" ("FAS 121"), in the third quarter of fiscal 1996. A pre-tax charge of $25.9 million was recorded of which $3.9 million, the difference between fair value and net realizable value of the impaired assets, resulted from the adoption of FAS 121.  The $25.9 million charge is comprised of the following: impairment on 16 units approved for closure within one year by the
Board of Directors on January 10, 1996, ($10.0 million); impairment on in-unit computer equipment ($0.8 million) and write-offs resulting from management's decision to abandon an information technology plan ($3.8 million) approved on that same date; and impairment on units remaining open ($11.3 million).
  The Board approved the closing of ten Ruby Tuesdays, four Mozzarella's and two Tia's restaurants based upon management's review of negative cash flow and operating loss units and other considerations.  The expected loss on disposal of the long-lived assets of these units is $10.0 million (net of an assumed salvage value of $0.9 million). Included in this amount is $0.6 million which represents the goodwill associated with two Tia's units to be closed.  As of
June 1, 1996, nine of these units have been closed (six Ruby Tuesdays and three Mozzarella's).  Management anticipates closing the remaining seven units during the first two quarters of fiscal 1997.
  Prior to the initiation of the Distribution, Morrison was undertaking an information technology project intended, among other things, to update or replace certain accounting and human resource systems for all of Morrison.
Upon initiation of the intended Distribution, management commenced a project by project review of the information technology plan.  Upon completion of its review, management decided to abandon certain projects in development, including the project to update or replace certain accounting and human resource systems.  In connection therewith, the Company instituted a plan to dispose of certain in-unit computer equipment and replace that equipment with computers more technologically advanced.  Accordingly, the Company recorded the charge of $3.8 million for the write-off of the information technology projects and $0.8 million for the remaining carrying value of certain in-unit computer equipment.
  Negative cash flow and operating loss units not recommended for closure were also reviewed for impairment.  Management believed these units might have been
impaired based upon poor operating performance.   Accordingly, management
estimated the undiscounted future cash flows to be generated by these units and determined that certain of them would not likely generate net cash flows in excess of carrying value.  Based upon third quarter operating and cash flow results, two additional units were identified as impaired.  Accordingly, the charge of $11.3 million was recorded to reduce the carrying value of the impaired assets (including the two units identified during the third quarter)
to their estimated fair value, as determined by using discounted estimated future cash flows.  Future cash flows were estimated based on considerable management judgment. Thus actual cash flows could vary from such estimates.
  As a result of the reduced carrying value of the impaired assets, depreciation expense for the fourth quarter of fiscal 1996 was reduced by $0.6 million ($0.3 million after-tax or $0.02 per share) and fiscal 1997 depreciation expense is expected to be reduced by approximately $2.3 million
($1.4 million after-tax or $0.08 per share).
  	In addition to the write-down of fixed assets on the 16 units to be closed, the Company accrued charges not included above of $3.4 million relating to the settlement of the related lease obligations.  Management estimates it can negotiate lease settlements within 36 months on a majority of those units which cannot be sublet. At June 1, 1996, $3.0 million of this reserve remains.
  Other charges of $1.8 million were also recorded during the third quarter of fiscal 1996.  These charges consisted of estimated professional and other fees incurred in accordance with the Distribution ($1.3 million); severance pay for staff reductions expected during the quarter ($0.2 million) and miscellaneous other asset write-offs ($0.3 million).  Professional fees and severance pay approximating the amounts accrued were paid prior to the end of the fiscal year.  No additional amounts are anticipated.

4. Acquisition of Tias, Inc.
  On January 17, 1995, the Company acquired all of the outstanding common stock of Tias, Inc., a 12-unit Tex-Mex restaurant concept based in Dallas, Texas, for $9.0 million in common stock (177,336 shares). The acquisition was accounted for as a purchase. Accordingly, the purchase price was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. This treatment resulted in goodwill of $12.2 million which is being amortized on a straight-line basis over 40 years. As discussed in Note 3 to the Consolidated Financial Statements, the Company wrote off $0.6 million of goodwill in accordance with the restructure approved by the Board of Directors on January 10, 1996. This amount represented the goodwill associated with two Tia's units to be closed.


5.  Phase Out of the L&N Seafood Grill Concept
  On June 27, 1994, plans to phase-out the L&N Seafood Grill concept were announced by the Company. The original plan, as approved by the Board of Directors, called for the conversion of 30 L&N units into other Company concepts. All remaining units were to be sold or closed. The Company accrued $19.7 million for costs to be incurred as a result of the phase-out. This amount, originally accrued to cover the costs to convert 30 L&N units and close the remaining eight, consisted primarily of the following: losses on disposal of fixed assets net of anticipated proceeds and the net cost of related lease obligations for the units to be closed ($11.6 million), expected operating losses during the phase-out period ($4.8 million), severance pay ($1.1 million) and other losses on the conversion of units, consisting primarily of the write-off of fixed assets, inventory, and unamortized cost in excess of net assets acquired ($2.2 million). The Company originally estimated that, of the $19.7 million charge, asset write-offs (including inventory, fixed assets and goodwill) would total $9.2 million. Cash proceeds from disposal of the properties were anticipated to be $0.7 million. The remaining $11.2 million represented the estimated cash outlay for lease settlements, severance pay and other operating expenditures. The original plan assumed that no units would be sublet and that buyout of leases could occur. Determination of the number of months assumed in which buyouts could occur was made on an individual unit basis.
  Subsequent to the June 1994 announcement, the Company reacquired three additional L&N units as a result of a default on a licensing agreement. These three units were closed. Based on favorable operating results, in the third quarter of fiscal 1995, management decided to continue to operate four of the L&N units as L&N's through the remainder of their lease terms. During fiscal 1995, 21 of the L&N units were converted and are operating as other restaurant concepts. In fiscal 1996, two additional units were converted and reopened as Tia's.
  The increase from the original plan in the number of units to be closed did not result in a material increase to the $11.6 million closing cost estimate as the increases necessary for the six additional units ultimately closed were offset by decreases in estimates for the other units closed and the decrease which resulted from the decision to continue to operate the four units discussed above. Of the original $19.7 million accrued to phase out the concept, $1.0 million and $6.0 million of reserves remain outstanding as of June 1, 1996 and June 3, 1995, respectively.


6. Notes and Mortgages Payable
  Notes and mortgages payable consists of the following:
                                                           (In thousands)
                                                           1996           1995
Revolving credit facility		                                $25,000	     $30,800
Term notes payable to banks		                               50,000
Other notes and mortgages		                                  1,203     	  1,290
                                                          		76,203      	32,090
Less current maturities		                                       95     	     87
                                                  		       $76,108	     $32,003

  Annual maturities of notes and mortgages at June 1, 1996 are as follows (in thousands):
1997		                                                              $        95
1998		                                                                      103
1999		                                                                      112
2000		                                                                      121
2001		                                                                   75,132
Subsequent years		                                                          640
   Total                                                          	$     76,203

  	On March 6, 1996, the Company entered into a five-year credit facility with several banks which allows the Company to borrow up to $100.0 million under various interest rate options.  The $100.0 million credit facility is comprised of a $50.0 million five-year term note and a $50.0 million five-year revolving credit facility. Commitment fees equal to 0.1875% per annum are payable quarterly on the unused portion of the revolving credit facility.  At June 1,
1996, the Company had $25.0 million of borrowings outstanding with various banks under the revolving credit facility at interest rates ranging from 5.75%
to 5.87% per annum.  Such borrowings (with maturities up to 180 days) have been classified as long-term based on the Company's ability and intent to refinance such borrowings under the revolving facility.
  The credit facility provides for certain restrictions on incurring additional indebtedness and certain funded debt, net worth, and fixed charge coverage requirements. At June 1, 1996, retained earnings in the amount of $17.3 million were available for distribution under the debt restrictions.
	  In order to control interest costs on the term loan, the Company entered into an interest rate swap agreement.  The notional amount of this agreement is equal to the $50.0 million term loan. The agreement effectively fixes the interest rate at  6.25%  for  the  five-year  period  ended March 4, 2001.  In conjunction  with entering  into the new swap  agreement,  Morrison settled the previous interest swap agreement at a cost of approximately $0.4 million.
Prior to the Distribution, each of the Company, MFC and MHC agreed to pay one-
third of the cost of settling the swap.  Accordingly, the portion allocated to the Company, $0.1 million, was included as part of the restructure costs recorded in the third quarter of fiscal 1996.
	  The March 6, 1996 credit facility replaced previous indebtedness which had been incurred by Morrison under a September 30, 1994 five-year revolving line of credit with various banks. The 1994 credit facility allowed Morrison to borrow up to $200.0 million under various interest rate options.  Commitment fees ranging from 0.0625% to 0.15% per annum were payable on the unused portion of the credit facility.  Based on the allocation of debt as of the date of the
Distribution, a pro rata percentage of Morrison's March 2, 1996 outstanding balance under the revolving line of credit was allocated to MHC.  This amount totaled $27.1 million and was assumed by MHC at that date.  The Company retained the balance of Morrison's obligations under the revolving line of credit at the time of distribution.
	  	In addition, at June 1, 1996, the Company had committed lines of credit amounting to $25.0 million (of which $19.0 million remain available at June 1,
1996) and non-committed lines of credit amounting to $10.0 million with various banks at various interest rates.  All of these lines of credit are subject to periodic review by each bank and may be canceled by the Company at any time.
The Company utilized its lines of credit to meet operational cash needs during fiscal year 1996.  Borrowings on these lines of credit were $6.0 and $12.6 million at June 1, 1996 and June 3, 1995, respectively.
  	Interest expense capitalized in connection with financing additions to property and equipment amounted to approximately $1.6 and $1.0 million for the years ended June 1, 1996 and June 3, 1995, respectively.

7.  Leases
  Various operations of the Company are conducted in leased premises. Initial lease terms expire at various dates over the next 23 years and may provide for escalation of rent during the lease term. Most of these leases provide for additional contingent rents based upon sales volume and contain options to renew (at adjusted rentals for some leases). The administrative headquarters has a lease term ending in 1998 and provides an option to purchase at a nominal amount at the end of the initial lease term.
  Assets recorded under capital leases (included in Property and Equipment in the accompanying consolidated balance sheets) are as follows:

(In Thousands)                                                   1996     1995
Buildings                                                       $4,500   $4,500
Other equipment                                                              50
                                                                 4,500    4,550
Less accumulated amortization                                    2,229    2,149
                                                               $ 2,271  $ 2,401

  The capital lease obligation relating to the administrative headquarters lease are considered extinguished in accordance with Statement of Financial Accounting Standards No. 76 concerning in-substance defeasance of corporate debt. U. S. Treasury Bills and cash have been placed in an irrevocable trust to satisfy scheduled payments of both interest and principal on this capital lease obligation.
  At June 1, 1996, the future minimum lease payments under operating leases for the next five years and in the aggregate are as follows:

(In Thousands)                                                                _
1997                                                                   $ 34,817
1998                                                                     35,123
1999                                                                     34,412
2000                                                                     32,820
2001                                                                     31,881
Subsequent years                                                        243,082
Total minimum lease payments                                           $412,135

     Rental expense pursuant to operating leases is summarized as follows:

(In Thousands)                                          1996     1995     1994_
Minimum rent                                          $35,357  $30,337  $24,732
Contingent rent                                           768    1,416    1,677
                                                      $36,125  $31,753  $26,409


8. Income Taxes
  The components of income tax expense (benefit) are as follows:

                  	           (In thousands)
	                   1996	         1995        	1994
Current:
Federal           $ 4,323	       $ 1,959	       $ 3,835
State               1,183            567            963
                    5,506	         2,526	         4,798
Deferred:
Federal	            (5,949)        2,313	         4,105
State	              (1,208)          188	           804
  	                 (7,157)        2,501          4,909
                  	$(1,651)      $ 5,027        $ 9,707

  Deferred tax assets and liabilities are comprised of the following:

                                        	(In thousands)
                                       1996	        1995
Deferred tax assets:
Employee benefits                   $ 	 7,626    $		3,609
Insurance reserves	                     4,005	      3,124
Escalating rents	                       3,451	      2,348
Acquired net operating losses	          2,551	      2,629
Restructuring and  FAS 121 reserves	    1,264
Unit closing reserve	                     313	      2,626
Other                                    	687        	245
Total deferred tax assets	             19,897	     14,581

Deferred tax liabilities:
Depreciation	                          20,493     	24,534
Prepaid deductions	                     1,010	      1,593
Retirement plans                         	833        	624
Other	                                  2,805        	936
Total deferred tax liabilities	        25,141     	27,687
Net deferred tax (liability)         $	(5,244)   $(13,106)


  At June 1, 1996, the Company had net operating loss carryforwards for tax purposes of approximately $6.5 million as a result of the acquisition of Tias,
Inc., which expire through 2002.  The Company's net operating loss carryforwards are subject to an annual limitation for tax reporting purposes due to changes in ownership of the acquired company.  Management does not believe a valuation allowance is necessary.
  A reconciliation from the statutory federal income tax expense (benefit) to the reported income tax expense is as follows:
                                                	(In thousands)
                                            	1996    1995	    1994
Statutory federal income taxes	         $   (810)   $	5,639  	$ 9,735
State income taxes net of federal
 income tax benefit	                         (68)	      549	    1,128
Tax credits	                              (1,349)   	(2,964)  	(1,579)
Other, net                                  	576     	1,803      	423
                                        $	(1,651)   $ 5,027   $	9,707

The effective income tax rate (benefit) was (71.4)%, 31.2%, and 34.9% in 1996,
1995, and 1994, respectively.   The increase in the effective tax benefit for
1996 is attributable to the tax credits which were available to the Company.


9. Employee Benefit Plans
  	Salary Deferral Plan - Under the Ruby Tuesday, Inc. Salary Deferral Plan each eligible employee may elect to make pre-tax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings.  Employees contributing a pre-tax contribution of at least 2% may elect to make after-tax contributions not in excess of 10% of annual earnings.  The Company contribu-
tion to the Plan is based on the employee's pre-tax contribution and years of service.  After three years of service the Company contributes 20% of the employee's pre-tax contribution, 30% after ten years of service and 40% after
20 years of service.  Normally, the full amount of each participant's interest in the trust fund is paid upon termination of employment.  However, the Plan allows participants to make early withdrawals of pre-tax and after-tax contributions, subject to certain restrictions.  The Plan may be terminated by the Company at any time.  The Company's contributions to the trust fund approximated $0.2 million, $0.1 million, and $0.1 million for 1996, 1995, and
1994, respectively.
	  Deferred Compensation Plan - The Company maintains the Ruby Tuesday, Inc.
Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan.  The Company's contributions under the Plan approximated $0.1 million for each of 1996, 1995, and 1994.  Company assets earmarked to pay benefits under the Plan are held by a rabbi trust.  Under current accounting rules, assets of a rabbi trust must be accounted for as if they are assets of the Company, therefore, all earnings and expenses are recorded in the Company's financial statements.  The Plan's assets, which approximated $9.5 million and $6.1 million in 1996 and 1995, respectively, are included in Other Assets in the Consolidated Balance Sheets.
	  Retirement Plan -  The Company, along with MFC and MHC, sponsors the Morrison
Restaurants Inc. Retirement Plan.  Effective December 31, 1987, the Plan was
amended so that no additional benefits will accrue and no new participants will enter the Plan after that date.  Participants will receive benefits based upon salary and length of service.  Certain responsibilities involving the administration of the Plan are jointly shared by each of the three companies.
No contribution was made in 1996, 1995, or 1994.  The Company recorded net pension expense of $44,000 in 1996 and income of $2,000 in each of 1995 and
1994.
  	Executive Supplemental Pension Plan -  Under the Ruby Tuesday, Inc. Executive
Supplemental Pension Plan, employees with an average annual compensation of at least $120,000 and who have completed five years in a qualifying position become eligible to earn supplemental retirement income based upon salary and length of service, reduced by social security benefits and amounts otherwise receivable under the Retirement Plan.  Expenses under the Plan approximated
$0.6 million, $0.5 million, and $0.4 million for 1996, 1995, and 1994, respectively.
	 Management Retirement Plan - Under the Ruby Tuesday, Inc. Management
Retirement Plan, individuals actively employed by the Company as of June 1,
1989, or thereafter, who have 15 years of credited service and whose average annual compensation equals or exceeds $40,000, become participants.
Participants will receive benefits based upon salary and length of service, reduced by social security benefits and benefits payable under the Retirement
Plan.  Expenses recognized approximated $0.3 million, $0.1 million, and $0.1 million in 1996, 1995, and 1994, respectively.
	To provide a source for the payments of benefits under the Executive
Supplemental Pension Plan and the Management Retirement Plan, the Company owns whole-life insurance contracts on some of the participants.  The cash value of these policies net of policy loans is $3.0 million at June 1, 1996.  The
Company maintains a rabbi trust to hold the policies and death benefits as they are received.
	  The table presented on the following page details the components of pension expense, the funded status and amounts recognized in the Company's Consolidated
Financial Statements for the Management Retirement Plan, the Executive
Supplemental Pension Plan, and the Retirement Plan.  Amounts presented are in thousands.

                                               Assets Exceed                Accumulated Benefits Exceed Assets-
                                            Accumulated Benefits-           Executive Supplemental Pension Plan
                                              Retirement Plan                 and Management Retirement Plan
                                           1996        1995        1994         1996       1995       1994

Components of pension expense (income):
 Service cost.........................  $             $          $            $    96    $    73    $   71

 Interest cost........................       334          31          31          525        276       247

 Actual return on plan assets.........      (787)        (10)        (46)

 Amortization and deferral............       497         (23)         13          294        123       171

 Other................................                                                        89
                                        $     44      $   (2)    $    (2)     $   915    $   561    $  489


Plan assets at fair value............   $  4,502    $    382    $    446     $      0    $     0    $    0

Actuarial present value of
   projected benefit obligations:
  Accumulated benefit obligations:
    Vested............................     4,432         374         435        7,479      3,434     2,088
    Nonvested.........................                                             63          8       598
       Provision for future salary
     increases.........................                                         1,960        883     1,515
Total projected benefit obligations...     4,432         374         435        9,502      4,325     4,201

Excess (deficit) of plan assets over
projected benefit obligations........         70           8          11       (9,502)    (4,325)   (4,201)
Unrecognized net loss (gain)..........       607          74          67          235       (265)      160
Unrecognized prior service cost.......                                            840        665       211

Unrecognized net transition obligation       389          41          47        1,510        993     1,291

Additional minimum liability..........                                         (1,164)      (578)     (343)
Prepaid (accrued) pension cost........  $  1,066     $   123     $   125     $ (8,081)  $ (3,510) $ (2,882)




  	The Retirement Plan's assets include common stock, fixed income securities, short-term investments and cash.  The weighted-average discount rate for all three plans is 7.75%, 8.5%, and 7.5% for 1996, 1995, and 1994, respectively.
The rate of increase in compensation levels for the Executive Supplemental
Pension Plan and Management Retirement Plan is 4% for 1996 and 1995 and 5% for
1994.  The expected long-term rate of return on plan assets for the Retirement
Plan is 10% for all three years.




10. Preferred Stock
  	Under its Certificate of Incorporation the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of June 1, 1996. The Board of Directors has designated 50,000 of such shares as Series A Junior Participating Preferred
Stock and has issued rights to acquire such shares, upon certain events, with an exercise price of $75.00 per one one-thousandth of a share, subject to adjustment. The rights expire on April 9, 1997, and may be redeemed prior to ten days after the acquisition of 20% or more of the Company's common stock.

11. Capital Stock, Options, And Bonus Plans
  The Ruby Tuesday, Inc. 1996 Stock Incentive Plan - In March 1996, the shareholders approved the Ruby Tuesday, Inc. 1996 Stock Incentive Plan which is an amendment and restatement of the Morrison Restaurants Inc. 1992 Stock Incentive Plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has complete discretion to determine participants and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under this plan have been at the prevailing market value at the time of issue or grant. During 1996, 22,000 shares were issued under the Plan. At June 1, 1996, the Company had reserved a total of 819,000 shares of common stock for this Plan.
  	The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors - In March 1996, the shareholders approved the Ruby Tuesday, Inc.
Stock Incentive and Deferred Compensation Plan for Directors, which is a continuation of the similarly titled 1994 Morrison plan. To defer the receipt of their retainer fees or to allocate their retainer fees to the purchase of shares of the Company, the Plan provides that the directors must use 60% of their retainer to purchase shares of the Company if they have not attained a specified level of ownership of shares of Company common stock. Each director purchasing stock receives additional shares equal to 15% of the shares purchased and three times the total shares in options which after six months are exercisable for five years from the grant date. During 1996, 3,000 shares were issued under the Plan. Pursuant to this Plan, a one-time restricted stock award totaling 5,000 shares was made in fiscal 1995 to each non-management director who was elected after September 1993. All options awarded under this plan have been at the prevailing market value at the time of issue or grant. A Committee, appointed by the Board, administers the Plan on behalf of the Company. At June 1, 1996, the Company had reserved 95,000 shares of common stock for the Plan.
  	The Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan - In March 1996, the Board of Directors approved the Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan, which is an amendment and restatement of the similarly titled 1993 Morrison plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has full authority in its discretion to determine the officers and key employees to whom Stock Incentives are granted and the terms and provisions of Stock Incentives, subject to the Plan. The
Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under this plan have been at the prevailing market value at the time of issue or grant. During 1996, 91,000 shares were issued under the Plan. At June 1, 1996, the Company had reserved a total of 1,320,000 shares of common stock for this Plan.
  In March 1996, the number and exercise price of all outstanding options were adjusted for the spin-off of MFC and MHC and the concurrent reverse one-for-two split of the Company shares. This adjustment decreased the number of options outstanding by 1,368,000 and increased each outstanding option's exercise price.
  In addition to the above plans, stock options remain outstanding under two terminated plans, the Ruby Tuesday, Inc. Long-Term Incentive Plan, which was effective from 1984 to 1989, and the Ruby Tuesday, Inc. Stock Bonus and Non-Qualified Stock Option Plan, which was effective from 1986 to 1992. Options to purchase 8,000 and 472,000 shares, respectively, remain outstanding under the terms of these two plans at June 1, 1996.
  The following table summarizes the activity in options under these stock option plans (option amounts and prices for 1994 and 1995 are derived from the historical financial statements of Morrison Restaurants Inc. and do not reflect the March 1996 reverse stock split):

    																                         Number of Shares Under Options
					                                     (In thousands except per-share data)
                                         1996          1995          1994
Beginning of year                      2,695          2,717         2,386
Adjustment due to MFC
 and MHC spin-off and
 reverse stock split                  (1,368)
Granted	 	                             1,340            343           755
Exercised		                              (87)          (258)         (313)
Forfeited	                        	     (115)          (107)         (111)
End of year	                       	   2,465          2,695         2,717
Exercisable		                            808            971           958
Outstanding options' prices		      $ 8.09-$30.57  $ 7.61-$28.75 $ 5.40-$25.38
Exercised options' prices 	       	$ 7.61-$14.09  $ 5.40-$25.38 $ 5.40-$11.36
Granted options' prices		          $13.62-$23.50  $14.01-$28.75 $11.88-$25.38

12. Contingencies
  At June 1, 1996, the Company was contingently liable for approximately $15.5 million in letters of credit, issued primarily in connection with its workers'
compensation and casualty insurance programs.
	  The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business.  In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or consolidated financial position.

13.  Supplemental Quarterly Financial Data (Unaudited)

     Quarterly financial results for the years ended June 1, 1996 and June 3,
1995, are summarized below.  All quarters are composed of 13 weeks.
                                        FIRST    SECOND     THIRD      FOURTH
In thousands except per-share data)   QUARTER   QUARTER   QUARTER     QUARTER      TOTAL
For The Year Ended June 1, 1996:
Revenues                              $145,964  $152,001  $163,957    $158,212    $620,134

Gross profit*                         $ 25,448  $ 23,068  $ 30,435    $ 27,781    $106,732

Income (loss) before income taxes     $  6,211  $  3,125  $(20,981)** $  9,332    $ (2,313)

Provision (benefit) for federal and
  state income taxes                     2,000     1,038    (8,142)      3,453      (1,651)

Income (loss) from continuing
  operations                             4,211     2,087   (12,839)      5,879        (662)

Income (loss) from discontinued
  operations                             5,245     4,647   (12,114)**        -      (2,222)

Net income (loss)                     $  9,456  $  6,734  $(24,953)   $  5,879    $ (2,884)

Earnings (loss) per common and
  common equivalent share:
    Continuing operations             $   0.24    $   0.13    $  (0.73)   $   0.33    $  (0.03)
    Discontinued operations               0.29        0.26       (0.68)          -       (0.13)

                                      $   0.53    $   0.39    $  (1.41)   $   0.33    $  (0.16)

                                        FIRST      SECOND       THIRD      FOURTH
(In thousands except per-share data)   QUARTER     QUARTER     QUARTER     QUARTER     TOTAL
For The Year Ended June 3, 1995:
Revenues                              $113,284    $120,778    $142,094    $139,156    $515,312

Gross profit*                         $ 24,026    $ 24,232    $ 28,626    $ 23,854    $100,738

Income (loss) before income taxes     $(11,229)***$  8,267    $ 12,293    $  6,781    $ 16,112

Provision (benefit) for federal and
  state income taxes                    (4,784)      2,945       4,425       2,441       5,027

Income (loss) from continuing
  operations                            (6,445)      5,322       7,868       4,340      11,085

Income from discontinued operations     30,955****   6,809       5,274       8,048      51,086

Net income                            $ 24,510    $ 12,131    $ 13,142    $ 12,388    $ 62,171

Earnings (loss) per common and
  common equivalent share:
    Continuing operations             $  (0.35)   $   0.28    $   0.44    $   0.25    $   0.62
    Discontinued operations               1.70        0.39        0.30        0.45        2.84

                                      $   1.35    $   0.67    $   0.74    $   0.70    $   3.46

      *  The Company defines gross profit as revenue less cost of merchandise, payroll and related costs, and other operating costs and expenses.
  **  Continuing operations includes a pre-tax loss of $25.9 million recognized as a result of the implementation of FAS 121, other asset impairment charges and a $5.3 million restructure charge.  Discontinued operations includes a pre-tax loss of
$23.7 million recognized for costs associated with asset impairment and restructurings.
 ***  Includes a pre-tax loss of $19.7 million recognized upon the decision to phase out the L&N Seafood Grill concept.
****  Includes a pre-tax gain of $46.8 million ($25.8 million net of tax) realized upon the sale of certain business and industry contracts and assets of MHC.


  Morrison Restaurants Inc. common stock was traded on the New York Stock Exchange under the ticker symbol RI. In connection with the Distribution, Morrison effected a one-for-two reverse stock split and changed its name to Ruby Tuesday, Inc. The common stock for Ruby Tuesday, Inc. is traded under the same ticker symbol, RI. The following table sets forth the reported high and low prices for each quarter during fiscal 1996 and 1995 for (i) the common stock of Morrison Restaurants Inc. prior to the Distribution, not adjusted for either the Distribution or the reverse stock split; and (ii) the common stock of Ruby Tuesday, Inc. after the Distribution.



     Fiscal Year Ended June 1, 1996            Fiscal Year Ended June 3, 1995

    As Morrison Restaurants Inc.                As Morrison Restaurants Inc.

                              Per Share                              Per Share
                                Cash                                     Cash
Quarter    High      Low      Dividends    Quarter    High      Low   Dividends
First     $25.75    $19.13     $0.1750      First     $25.88    $20.88  $0.1666
Second    $20.63    $15.50     $0.1840      Second    $29.75    $24.88  $0.1750
Third     $17.38    $12.50     $0.1840      Third     $27.88    $22.88  $0.1750
                                            Fourth    $26.88    $20.88  $0.1750

          As Ruby Tuesday, Inc.
                              Per Share
                                Cash
Quarter    High      Low      Dividends
Fourth    $23.00    $17.25     $0.0000







                 Report of Independent Auditors


Shareholders and Board of Directors
Ruby Tuesday, Inc. and Subsidiaries

       We have audited the accompanying consolidated balance sheets of Ruby Tuesday, Inc. as of June 1, 1996 and June 3, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended June 1, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ruby Tuesday, Inc. and Subsidiaries at June 1, 1996 and June 3, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended June 1, 1996, in conformity with generally accepted accounting principles.
  As discussed in Note 3 to the consolidated financial statements, in fiscal 1996 the Company changed its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of.

ERNST & YOUNG LLP
Birmingham, Alabama
June 19, 1996
