Form 10-K405, Exhibit 13
period 1996-05-31
RUBY TUESDAY INC
filed 1997-08-26
CIK 68270

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General
	     Ruby Tuesday, Inc. owns and operates three casual dining restaurant concepts: Ruby Tuesday, Mozzarella's, and Tia's. As of May 31, 1997, the Company's operations included 393 restaurants located in 33 states.

	    On March 7, 1996 the shareholders of Morrison Restaurants Inc. ("Morrison") approved the distribution (the "Distribution") of its family dining restaurant business (Morrison Fresh Cooking, Inc. ("MFC")) and its health care food and nutrition services business (Morrison Health Care, Inc. ("MHC")) to its shareholders effective March 9, 1996. Morrison shareholders received one share of MFC stock for every four shares of Morrison stock then held and one share of MHC stock for every three shares of Morrison stock then held. In accordance with Accounting Principles Board Opinion No. 30, the financial results of these two businesses, together referred to as the Morrison Group, are reported as discontinued operations. For accounting purposes, the Distribution is reflected as if it occurred on March 2, 1996, the last day of the fiscal 1996 third quarter. In conjunction with the Distribution, Morrison reincorporated in Georgia and changed its name to Ruby Tuesday, Inc. (the "Company").

     	For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following should be read in conjunction with the Consolidated Financial Statements and related Notes found on pages 26 to 43.


Results of Operations

	    The following table sets forth selected restaurant operating data as a percentage of revenues for the periods indicated. All information is derived from the Consolidated Financial Statements of the Company included elsewhere in this Annual Report.

                                       1997     1996     1995
Revenues                              100.0%   100.0%   100.0%
Operating costs and expenses:
   Cost of merchandise                 27.1     27.5     26.9
   Payroll and related costs           32.5     33.7     33.0
   Other                               21.5     21.6     20.6
   Selling, general and
     administrative                     6.5      6.3      7.3
   Depreciation and amortization        5.9   	  5.5      5.2
   L&N conversion/closing costs                           3.8
   Interest expense, net                0.6      0.8      0.1
   Loss on impairment of assets                  4.2
   Restructure charges                           0.8
Total operating costs and expenses     94.1    100.4     96.9

Income (loss) from continuing
   operations before income taxes       5.9     (0.4)     3.1
Provision (benefit) for federal
   and state income taxes               2.1     (0.3)     0.9
Income (loss) from continuing
   operations                           3.8     (0.1)     2.2
Income (loss) from discontinued
   operations, net of applicable
   income taxes                                 (0.4)     9.9
Net income (loss)                       3.8%    (0.5)%   12.1%



	    During fiscal 1996, the Company recorded $31.1 million in charges related to asset impairment and restructure charges. The effect of these charges on fiscal 1996 results of operations is discussed below.

     During fiscal 1995, the Company phased out its L&N Seafood Grill ("L&N") concept. In connection therewith, the Company recorded $19.7 million in costs to close or convert into other concepts all L&N units.

Fiscal 1997 compared to Fiscal 1996

Overview
     During fiscal 1997, the Company opened 30 Ruby Tuesdays, two Mozzarella's, and three Tia's restaurants while closing six Ruby Tuesdays and one Tia's restaurants. Also in 1997, the Company began its domestic franchise program with the sale of one owned unit to a franchisee.
     During fiscal 1997, the Company focused on same-store sales, average-unit volume, customer frequency, and check average. The Company also plans to further its franchise programs in fiscal 1998 by becoming a financial partner with selected regional operators in the casual dining industry, by franchising units located in areas outside of the Company's primary growth markets, and by pursuing the continuation of international license and franchise development with large and experienced partners in broad geographic territories. The Company anticipates a 10% increase in owned units in fiscal 1998; however, there can be no assurance growth will be achieved in fiscal 1998. See "Special Note Regarding Forward-Looking Information."
Revenues
	     The Company's revenues increased to $655.4 million in fiscal 1997 from $620.1 million in fiscal 1996. The 5.7% revenue increase was the result of the net addition of 28 units during the year, comprised of 24
Ruby Tuesdays, two Mozzarella's, and two Tia's. For the Ruby Tuesday concept, same-store sales decreased 0.8% in fiscal 1997. Same-store sales for Tia's also declined, while Mozzarella's experienced positive same-store sales.

Operating Profits
	    Pre-tax income from continuing operations increased $41.1 million in fiscal 1997 to $38.8 million. The increase was due in part to $31.1 million of unusual non-recurring charges recorded in fiscal 1996 for restructure charges and loss on impairment of assets. The remaining increase in pre-tax income is the result of the net addition of 28 units coupled with cost decreases discussed below.

	     Cost of merchandise as a percentage of revenues decreased 0.4% due to a new menu which was implemented in October 1996 which lowered food costs significantly. Also, there was an increased focus on food cost management at the unit level in fiscal 1997, and the Company experienced an improvement in rebates and volume discounts.

	     Payroll and related costs decreased 1.2% as a percentage of revenues in fiscal 1997. The decrease is due to a reduction in management labor resulting from a strategic decision to reduce unit managers to a level that more accurately matches unit volume. The remaining portion of the decrease is the result of reduced workers' compensation expense as a percentage of revenues associated with favorable experience ratings in the current year.

	    Other operating expenses decreased slightly as a percentage of revenues (0.1%) due to a decrease in supplies expense resulting from tighter controls over such items.

Selling, general and administrative expenses increased 0.2% as a percentage of revenues. The increase resulted from additional advertising in fiscal 1997, including coupon redemptions associated with the Company's "Neighborhood Introduction Program" which began in the third quarter.

	     Depreciation increased 0.4% as a percentage of revenues due to depreciation expense on information technology projects completed during the prior year and a higher mix of free-standing units.

	    Net interest expense decreased 0.2% as a percentage of revenues from $4.6 million in fiscal 1996 to $3.9 million in fiscal 1997 due to a decrease in average debt outstanding during the year.

     The increase in income from continuing operations compared to the prior year primarily relates to unusual non-recurring charges recorded in fiscal 1996. In fiscal 1996, the Company recorded charges of $31.1 million for loss on asset impairment and restructure charges (see further discussion below).

     The unusual charges referred to previously also contributed to the unusual effective tax rate in fiscal 1996. Excluding the effects of these charges in fiscal 1996, the effective income tax rate decreased slightly in fiscal 1997 to 35.5% from 35.8% in fiscal 1996.


Fiscal 1996 compared to Fiscal 1995

Overview
     During fiscal 1996, the Company opened 43 Ruby Tuesdays, five
Mozzarella's, and four Tia's and closed 17 Ruby Tuesdays and three
Mozzarella's. The Company experienced weak sales and declining profits in the first two quarters of fiscal 1996. In response, the Company instituted a plan to lower operating costs while increasing guest frequency and check average. The implementation of this plan contributed to the significant improvement in sales and profits (excluding the effect of the restructuring and asset impairment charges) in the second half of fiscal 1996.
Revenues
	     The Company's sales increased to $620.1 million in fiscal 1996 from $515.3 million in fiscal 1995. The 20.3% revenue increase was the result of the net addition of 32 units during the year, comprised of 26 Ruby
Tuesdays, two Mozzarella's, and four Tia's. For the Ruby Tuesday concept, same-store sales decreased 1.3% in fiscal 1996. Same-store sales for Mozzarella's and Tia's also declined.

Operating Profits
	     Pre-tax income (loss) from continuing operations decreased $18.4 million in fiscal 1996 to $(2.3) million. The decrease was due in part to $11.4 million of unusual non-recurring charges recorded in fiscal 1996 in excess of non-recurring charges incurred in fiscal 1995. In fiscal 1996, the Company recorded $31.1 million for restructure charges and loss on impairment of assets. As previously discussed, in fiscal 1995, a $19.7 million charge was recorded to reflect the estimated cost to convert or close the Company's L&N units. The remaining decrease in pre-tax income
(loss) is the result of the decrease in same-store sales coupled with cost increases discussed below.

	     Cost of merchandise as a percentage of revenues increased 0.6% from the prior year due to new menu variations which include higher cost items.
 Additionally, the percentage of revenues generated from sales of lower margin menu items increased during the year.

	     Payroll and related costs increased 0.7% as a percentage of revenues in fiscal 1996. The increase is due to additional staffing levels and service programs at Ruby Tuesdays designed to improve guest service and the fixed nature of Mozzarella's management and kitchen payroll coupled with its decreasing same-store sales and increases in hourly wage rates.
These increases were offset in part by a decrease in the number of managers per unit, an improvement in the Company's workers' compensation claims experience as well as a decrease in other fringe benefits.

	    Other operating expenses increased 0.1% as a percentage of revenues primarily due to an increase in insurance expense associated with higher general liability rates.

     Selling, general and administrative expenses decreased 1.0% as a percentage of revenues. The decrease resulted from the Company's achievement of its objective of reducing or keeping general and administrative expenses flat for the year while increasing sales.

	     Depreciation increased 0.3% as a percentage of revenues due to the Company's focus on expansion through freestanding units which are typically owned as opposed to mall or strip units which are leased.

	    Net interest expense increased 0.7% as a percentage of revenues from $0.7 million in fiscal 1995 to $4.6 million in fiscal 1996 due to the net addition of $44.2 million in long-term borrowings.

     The decline in income from continuing operations compared to the prior year primarily relates to an increase in the amount incurred for unusual non-recurring charges. In fiscal 1996, the Company recorded charges of $31.1 million for loss on asset impairment and restructure charges (see further discussion below). In fiscal 1995, the Company recorded charges of $19.7 million related to management's decision to phase out the L&N Seafood Grill concept.

     The unusual charges referred to above also contributed to the decrease in the provision for income taxes in fiscal 1996 from fiscal 1995. Excluding the effects of these charges in fiscal 1996 and fiscal 1995, the effective income tax rate increased slightly in fiscal 1996 to 35.8% from 35.6% in fiscal 1995.

Asset Impairment/Restructure Charges
     The Company adopted Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", in the third quarter of fiscal 1996. FAS 121 establishes accounting standards that require an entity to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are generally to be reported at the lower of carrying amount or fair value less cost to sell. Historically, the Company recognized such impairment upon the decision to close a unit. As a result of the adoption of FAS 121, the Company recorded a third quarter pre-tax charge for asset impairment of $3.9 million. This amount is the difference between fair value and net realizable value of impaired assets. An additional $22.0 million pre-tax charge for asset impairment was recorded which did not relate to the adoption of FAS 121. The total charge of $25.9 million (of which $3.9 million is the result of the adoption of FAS 121) is comprised of the following: impairment on 16 units approved for closure within one year by the Board of Directors on January 10, 1996 ($10.0 million); impairment on in-unit computer equipment ($0.8 million) and write-offs resulting from management's decision to abandon an information technology plan ($3.8 million) approved on that same date; and impairment on units remaining open ($11.3 million).

The Board approved the closing of ten Ruby Tuesdays, four
Mozzarella's and two Tia's restaurants based upon management's review of negative cash flow and operating loss units and other considerations.
The expected loss on disposal of the long-term assets of these units was recorded at $10.0 million (net of an assumed salvage value of $0.9 million). Included in this amount was $0.6 million which represented the goodwill associated with two Tia's units to be closed. During the remainder of fiscal 1996, nine of these units were closed (six Ruby Tuesdays and three Mozzarella's).

Prior to the announcement on September 27, 1995 of the Company's plans to pursue a spin-off, Morrison was undertaking an information technology project intended, among other things, to update or replace certain accounting and human resource systems for all of Morrison. Upon the September 27, 1995 announcement, management initiated a project by project review of the information technology plan. Upon completion of its review, management decided to abandon certain projects in development, including the project to update or replace certain accounting and human resource systems. In connection therewith, the Company disposed of certain in-unit computer equipment and replaced that equipment with computers more technologically advanced. At the January 10, 1996 board meeting, such actions were approved by the Board of Directors. Accordingly, during the quarter ended March 2, 1996, the Company recorded a charge of $3.8 million for the write-off of the information technology projects and $0.8 million for the remaining carrying value of certain in-unit computer equipment.

Negative cash flow and operating loss units not recommended for closure were reviewed for impairment. Management believed these units had been impaired based upon poor operating performance. Accordingly, management estimated the undiscounted future cash flows to be generated by these units and determined that certain of them would not likely generate net cash flows in excess of carrying value. Management then estimated the fair value of those units using discounted net cash flow as a measure of fair value. Based upon third quarter operating and cash flow results, two additional units were identified as impaired. Accordingly, the charge of $11.3 million was recorded to reduce the carrying value of the impaired assets (including the two units identified during the third quarter) to their estimated fair value, as determined by using discounted estimated future cash flows. Future cash flows were estimated based on management judgment. Thus, actual cash flows could vary from such estimates.

In addition to the write-down of fixed assets on the 16 units to be closed, the Company accrued charges of $3.4 million relating to the settlement of the related lease obligations. Management estimated it could negotiate lease settlements within 36 months on a majority of those units which could not be sublet. The Company believed that it could sublease six of the units approved by the Board for closing. One of the units closed was Company-owned.

      The Company also recognized charges associated with the Distribution of MFC and MHC and recognized charges of $5.3 million for other costs associated with the closing of 16 restaurants that had not met management's financial performance requirements.

      Other charges of $1.8 million were also recorded during the third quarter. These charges consisted primarily of estimated professional and other fees incurred in accordance with the Distribution ($1.3 million); severance pay for staff reductions expected during the quarter ($0.2 million) and miscellaneous other asset write-offs ($0.3 million).
Income from Discontinued Operations

	 Income (loss) from discontinued operations in fiscal 1996 was $(2.2) million compared to $51.1 million in fiscal 1995. The decrease in income from discontinued operations results from several factors including the fact that fiscal 1996 only included the results of operations for MFC and MHC prior to the Distribution date (three quarters) as opposed to a full year in fiscal 1995. Also, fiscal 1995 included a $46.8 million gain ($25.8 million net of tax) on the sale of certain of MHC's business and industry contracts and assets, while fiscal 1996 included a pre-tax charge of $23.7 million recognized in fiscal 1996 for costs associated with asset impairment and restructuring.


LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

	     Cash provided by operating activities was $79.2 million in fiscal 1997 and exceeded capital expenditures by approximately $5.1 million. Borrowings under the Company's credit facilities were reduced by $3.6 million. Pursuant to the Company's financial strategy approved by the Board during fiscal 1994, $3.3 million of the Company's stock was reacquired during fiscal 1997 from cash available after the Company's investments in new units. (See the Consolidated Statements of Cash Flow for more information.) In addition, shortly after year-end the Company completed its dutch auction tender offer (as announced on May 1, 1997) to purchase up to one million shares of its common stock. The number of shares acquired pursuant to the offer was 670,512 at a purchase price of $22.00 per share, for a total aggregate purchase price of $14.8 million, plus fees and expenses associated with the offer. The shares repurchased were financed through the Company's $50.0 million five-year revolving credit facility and bank lines of credit.

Capital Expenditures

	    The Company requires capital principally for new restaurants, equipment replacement and remodeling of existing units. Property and equipment expenditures for fiscal 1997 were $74.0 million for new units, capitalized costs of existing units and information technology projects.
 During fiscal 1997, 30 Ruby Tuesdays, two Mozzarella's and three Tia's Tex-Mex restaurants were opened. Capital expenditures for fiscal 1998 are projected to be $77.9 million. Planned openings for fiscal 1998 include approximately 36 Ruby Tuesday, two Mozzarella's and three Tia's Tex-Mex restaurants. There can be no assurance, however, that the Company will be able to open the projected number of restaurants in fiscal 1998 or invest the projected amount of money in capital expenditures. See "Special Note Regarding Forward-Looking Information."

Borrowings and Credit Facilities

	    At May 31, 1997, the Company had committed lines of credit amounting to $25.0 million (of which $24.5 million remained available at May 31, 1997) and non-committed lines of credit amounting to $15.0 million with several banks at various interest rates. All of these lines are subject to periodic review by each bank and may be canceled by the Company at any time. The Company utilized its lines of credit to meet operational cash needs during fiscal 1997. Borrowings on these lines of credit were $0.5 million and $6.0 million at May 31, 1997 and June 1, 1996, respectively.
 In addition to these lines of credit, the Company entered into a five-year credit facility with several banks which allows the Company to borrow up to $100.0 million under various interest rate options. The
$100.0 million credit facility is comprised of a $50.0 million five-year interest only term note and a $50.0 million five-year revolving credit facility. The Company had $78.0 million of borrowings outstanding under this agreement at May 31, 1997 classified by the Company as long-term debt based upon the Company's ability and intent to refinance those borrowings on a long-term basis. The credit facility contains certain restrictions on incurring additional indebtedness and certain funded debt, net worth, and fixed charge coverage requirements.

	On June 2, 1997, the Company entered into a $40.0 million master operating lease agreement for the purpose of leasing new free-standing units and a new corporate headquarters. An operating lease agreement will be entered into for each facility providing for an initial lease term of five years with two five-year renewal options. The leases will also provide for substantial residual value guarantees and include purchase options at the lessor's original cost of the properties. During 1998, the Company intends to enter into leases for 13 units (ten of which are expected to be opened in fiscal year 1998) and the new Maryville, Tennessee corporate headquarters at an aggregated original cost to the lessor of approximately $23.0 million. See "Special Note Regarding Forward-Looking Information."

	     During fiscal 1998, the Company expects to fund operations, capital expansion, and the repurchase of common stock from operating cash flows, bank lines of credit, the five-year revolving line of credit, and through operating leases. (See Note 5 of Notes to Consolidated Financial
Statements for a detailed discussion of borrowings and credit facilities.) Long-term debt increased a net $1.9 million in 1997 due to greater utilization of the revolving credit facility while short-term debt (bank lines) decreased $5.5 million. The Company anticipates the need for additional borrowings under its revolving lines of credit should repurchases of Company stock be made as planned in fiscal 1998. The actual amount needed to be borrowed from the revolving lines of credit could differ from the amount currently anticipated if actual cash flow from operations is higher or lower than currently anticipated or if capital expenditures are greater or less than budgeted amounts. See
"Special Note Regarding Forward-Looking Information."

Working Capital

	     The Company's working capital and current ratio as of May 31, 1997 were $(33.6) million and 0.5:1, respectively. The Company typically carries current liabilities in excess of current assets because cash generated from operating activities is reinvested in capital expenditures.

Dividends

	     The Company has not paid cash dividends since the Distribution. During fiscal 1997, the Board of Directors approved a dividend policy as a means of returning excess capital to its shareholders. This policy calls for payment of semi-annual dividends of approximately $3.0 million annually. Accordingly, the Company intends to pay its first dividend beginning in the third quarter of fiscal 1998. See "Special Note
Regarding Forward-Looking Information."



KNOWN EVENTS, UNCERTAINTIES AND TRENDS

Financial and Stock Repurchase Plan

The Company employs a financial strategy which utilizes a prudent amount of debt to minimize the weighted average cost of capital while allowing the Company to maintain financial flexibility and the equivalent of an investment-grade (BBB) bond rating. This financial strategy sets a target debt-to-capital ratio of 60%, including operating leases. The strategy also provides for repurchasing Ruby Tuesday stock whenever cash flow exceeds funding requirements while maintaining the target capital structure. On May 2, 1997, the Company commenced a tender offer for up to one million shares of the Company's common stock in a dutch auction at a
price	between $20 and $22 per share.  The tender offer was completed on
June 2, 1997 with the Company purchasing 670,512 shares at $22 per share, for an aggregate purchase price of $14.8 million plus fees and expenses associated with the offer. After the dutch auction was completed, 1.3 million shares remained available for repurchase under the Company's stock repurchase program.

Franchising and Development Agreements

     	On July 2, 1997, the Company entered into a series of agreements with three limited partnerships. These agreements provide, among other things, for the sale of 29 Company-owned units in Florida to the limited partnerships upon the transfer of the liquor licenses from the Company to the partnerships.  Upon completion of the sale, the 29 units will be operated as Ruby Tuesday restaurants under separate franchising
agreements. 	On that same date, the Company also entered into development agreements with these three limited partnerships whereby each of them will open eight to ten franchise restaurants in their respective areas of Florida over the next five years.

New Accounting Standards

     	In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), which the Company is required to adopt on February 28, 1998.
 At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods.
Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary earnings per share for the year ended May 31, 1997 of $0.02 per share. The impact of FAS 128 on the calculation of fully diluted earnings per share is not expected to be material.

Impact of Inflation

     Historically, the Company has been able to recover inflationary cost increases to items such as food and beverages through increased menu prices. There have been, and there may be in the future, delays in the implementation of such menu price increases. Competitive pressures may also limit the Company's ability to recover such cost increases in their entirety. Historically, the effect of inflation on the Company's net income has not been materially adverse.

Management's Outlook

     The Company has made many advances to strategically position itself for growth via a diversified group of casual dining concepts. Ruby Tuesday, with its menu of burgers, ribs, fajitas, chicken, soups, salads and sandwiches, will maintain its aggressive posture. The Mozzarella's concept will follow a year of moderate expansion with a concentration primarily on improved sales at existing units. The concept specializes in gourmet pizzas, pastas, soups, salads and sandwiches, with a $9 average check. Tia's, the Tex-Mex concept acquired in 1995, with freshly prepared menu items, offers the Company an attractive opportunity to enter a high growth segment of the industry. The Company's focus for Tia's is to expand from the base acquired while maintaining the new unit sales volumes. Management believes that it is positioned to take advantage of growth opportunities well into the future.

     In fiscal year 1997, the Company began identifying a group of potential restaurant operators - internal and external - to become Ruby Tuesday managing partners and franchisees. Approximately one-third of the Company's restaurant managers have a financial stake in the success of their units as internal managing partners. The franchise partner program - the Company's external partnership program - will allow the Company to become a financial partner with approximately 10 regional operators from the casual-dining industry who will be expected to build approximately 10 units each over the next five years in new and existing markets. See "Special Note Regarding Forward Looking Information."

	In order to facilitate this development, the Company negotiated a $35.0 million credit agreement with several banks which will be used by these franchise partners to help finance their expansion. The Company is a partial guarantor on this credit facility.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     The foregoing section contains various "forward-looking statements" which represent the Company's expectations or beliefs concerning future events, including the following: statements regarding unit growth, future capital expenditures and future borrowings. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: consumer spending trends and habits; mall-traffic trends; increased competition in the casual dining restaurant market; weather conditions in the regions in which the Company operates restaurants; consumers' acceptance of the Company's development concepts; laws and regulations affecting labor and employee benefit costs; the Company's ability to attract qualified managers and franchisees; and changes in the availability of capital.


RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per-share data)


                                                            For the Fiscal Year Ended
                                                           May 31,     June 1,      June 3,
                                                            1997        1996         1995

Revenues:
  Net sales and operating revenues....................	  $  654,464  $  618,803   $  514,292
  Other revenues......................................          943       1,331        1,020
                                                            655,407     620,134      515,312

 Operating costs and expenses:
  Cost of merchandise			                                    177,835     170,352      138,665
  Payroll and related costs		                               213,323     209,007      169,881
  Other		                                                   140,619     134,043      106,028
  Selling, general and administrative		                      42,346      39,139       37,521
  Depreciation and amortization		                            38,560      34,131       26,634
  L&N conversion/closing costs		                                                      19,727
  Interest expense, net of interest income totaling
    $205 in 1997, $160 in 1996, and $736 in 1995		            3,911       4,637          744
  Loss on impairment of assets										                     25,881
  Restructure charges..................................                   5,257
                                                            616,594     622,447      499,200

Income (loss) from continuing operations before
  income taxes		                                             38,813      (2,313)      16,112


Provision (benefit) for federal and state income taxes	      13,768  	   (1,651)       5,027

Income (loss) from continuing operations		                   25,045        (662)      11,085

Income (loss) from discontinued operations, net of
  applicable income taxes	.............................                  (2,222)      51,086

Net income (loss).....................................	  $   25,045  $   (2,884)  $   62,171

Earnings (loss) per common and common equivalent share:
  Continuing operations...............................	  $     1.40  $    (0.03)  $     0.62
  Discontinued operations.............................	                   (0.13)        2.84
Earnings (loss) per common and common equivalent
  share...............................................	 	$     1.40  $    (0.16)  $     3.46

Weighted average common and
  common equivalent shares	...........................       17,875      17,689       17,961


The accompanying notes are an integral part of the consolidated financial statements.

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

                                                                      May 31,     June 1,
Assets                                                                 1997        1996
Current assets:
Cash and short-term investments.................................   $   7,608   $   7,139
Accounts and notes receivables..................................       4,621       2,040
Inventories:
  Merchandise...................................................       6,088       5,678
  China, silver and supplies....................................       3,562       3,003
Income tax receivable...........................................       2,178       4,243
Prepaid expenses................................................       7,047       8,167
Prepaid income taxes............................................       4,388       2,988
   Total current assets.........................................      35,492      33,258
Property and equipment - at cost:
  Land..........................................................      35,643      25,663
  Buildings.....................................................      70,163      55,284
  Improvements..................................................     195,034     175,102
  Restaurant equipment..........................................     137,830     120,144
  Other equipment...............................................      38,284      28,122
  Construction in progress......................................      35,450      39,160
																																		                                                                512,404     443,475
  Less accumulated depreciation and amortization................     165,640     129,937
                                                                     346,764     313,538

Costs in excess of net assets acquired..........................      20,396      21,058

Other assets....................................................      16,219      13,262

Total assets....................................................   $ 418,871   $ 381,116

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable..............................................   $  28,828   $  26,386
  Short-term borrowings.........................................         534       6,001
  Accrued liabilities:
    Taxes, other than income taxes..............................      11,425      10,602
    Payroll and related costs...................................       8,982       6,917
    Insurance...................................................       8,800       7,478
    Rent and other..............................................      10,393       9,112
  Current portion of long-term debt.............................         102          95
    Total current liabilities...................................      69,064      66,591

Long-term debt..................................................      78,006      76,108

Deferred income taxes...........................................      13,552       8,232

Other deferred liabilities......................................      34,609      32,842

Shareholders' equity:
   Common stock, $0.01 par value; authorized:  100,000 shares;
     issued: 1997 - 17,720 shares, 1996 - 17,598 shares.........         177         176
   Capital in excess of par value...............................       2,729       1,762
   Retained earnings............................................     223,399     198,354
                                                                     226,305     200,292
   Less cost of Company stock held by deferred compensation plan       2,665       2,949
                                                                     223,640     197,343
Total liabilities and shareholders' equity......................   $ 418,871   $ 381,116


The accompanying notes are an integral part of the consolidated financial statements.

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 (In thousands except per-share data)

                                                                                             Capital in                 Total
                                                  Common Stock Issued      Treasury Stock     Excess of   Retained  Shareholders'
                                                   Shares      Amount     Shares    Amount    Par Value   Earnings     Equity
Balance, June 4, 1994........................     43,644         $436     (8,335) $(105,000)    $77,656   $248,044     $221,136
  Net income.................................                                                               62,171       62,171
  Shares issued under stock bonus and stock
   option plans..............................                                562      7,792       3,132                  10,924
  Shares issued pursuant to Tias, Inc.
    acquisition..............................                                355      5,273       3,727                   9,000
  Cash dividends of
   $0.6916 per common share..................                                                              (12,034)     (12,034)
  Purchase of treasury stock including
   deferred compensation plan................                             (1,701)   (45,704)                            (45,704)
Balance, June 3, 1995........................     43,644          436     (9,119)  (137,639)     84,515    298,181      245,493
   Net income (loss).........................                                                               (2,884)      (2,884)
   Shares issued under stock bonus and stock
    option plans.............................         84            1        129      1,926       1,663        251        3,841
   Cash dividends of $0.543 per common share.                                                               (9,377)      (9,377)
   Purchase of treasury stock, net of changes
    in deferred compensation plan............                                240       (858)                               (858)
   Equity transfers to MFC and MHC...........                                         5,080                (43,952)     (38,872)
   Retirement of treasury stock..............     (8,616)         (86)     8,616    128,542     (84,416)   (44,040)           0
   1-for-2 reverse stock split...............    (17,514)        (175)                                         175            0
Balance, June 1, 1996........................     17,598          176       (134)    (2,949)      1,762    198,354      197,343
   Net income................................	                                                              25,045       25,045
   Shares issued under stock bonus and stock
    options plans............................        310            3                             4,249                   4,252
   Purchase of treasury stock, net of changes
    in deferred compensation plan............       (188)          (2)         7        284      (3,282)                 (3,000)
Balance, May 31, 1997........................     17,720         $177       (127)   $(2,665)     $2,729   $223,399     $223,640






The accompanying notes are an integral part of the consolidated financial statements.

Ruby Tuesday, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)



                                                       For the Fiscal Year Ended
                                                     May 31,      June 1,      June 3,
                                                      1997         1996         1995
Operating activities:
 Income (loss) from continuing operations.........   $ 25,045    $    (662)    $ 11,085
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
   Loss on impairment of assets...................                  25,881
   Depreciation and amortization..................     38,560       34,131       26,634
   Amortization of intangibles....................        734          699          607
   Other, net.....................................                  (1,118)
   Deferred income taxes..........................      3,712       (7,157)       2,501
   Loss on disposition of assets..................        331        2,592        4,419
   Changes in operating assets and liabilities:
     Increase in receivables......................     (2,581)        (282)        (213)
     Increase in inventories......................       (969)      (1,197)      (1,059)
     Decrease in prepaid and
      other assets................................      2,610          721        3,355
     Increase in accounts payable,
	      accrued and other liabilities..............      9,456       14,989       18,810
     Increase/(decrease) in income taxes payable..      2,273       (4,493)       1,205
 Cash provided by continuing operations...........     79,171       64,104       67,344
 Cash provided (used) by discontinued operations..                  10,030      (11,128)
Net cash provided by operating activities.........     79,171       74,134       56,216

Investing activities:
  Purchases of property and equipment.............    (74,049)    (109,164)    (108,452)
  Proceeds from disposal of assets................        818        3,444          153
  Other, net......................................     (3,161)      (4,475)       2,701
  Discontinued operations investing
     activities, net..............................                 (14,448)      71,693
Net cash used by investing activities.............    (76,392)    (124,643)     (33,905)

Financing activities:
  Proceeds from long-term debt....................      2,000       44,200       30,800
  Net change in short-term borrowings.............     (5,467)      (6,637)     (11,828)
  Principal payments on long-term debt and
   capital leases.................................        (95)         (87)      (7,438)
  Proceeds from issuance of stock,
   including treasury stock.......................      4,252        3,841       10,924
  Stock repurchases, net of changes in
   in deferred compensation plan..................     (3,000)        (858)     (45,704)
  Dividends paid..................................                  (9,377)     (12,034)
  Discontinued operations financing
     activities, net..............................                  20,609       14,506
Net cash provided (used) by financing activities..     (2,310)      51,691      (20,774)

Increase in cash and short-term
 investments......................................        469        1,182        1,537
Cash and short-term investments:
 Beginning of period..............................      7,139        5,957        4,420
 End of period....................................   $  7,608        7,139     $  5,957

Supplemental disclosure of cash flow information-
  cash paid for:
  Interest (net of amount capitalized)............   $  3,599     $  4,252     $  1,547
  Income taxes, net...............................   $  7,783     $  2,605     $  5,200

The accompanying notes are an integral part of the consolidated financial statements.


RUBY TUESDAY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


1.  Summary of Significant Accounting Policies-(Continued)

Inventories

Inventories consist of materials, food supplies, china and silver and are stated at the lower of cost (first-in, first-out) or market.

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

Intangible Assets

Excess of costs over the fair value of net assets acquired of purchased businesses generally is amortized on a straight-line basis over 40 years.
At May 31, 1997 and June 1, 1996, accumulated amortization for costs in excess of net assets acquired was $6.0 million and $5.3 million, respectively.

Advertising Costs

The Company generally expenses advertising costs as incurred. Advertising expense as a percentage of revenues ranged from 1.2% to 1.5% for fiscal years 1997, 1996, and 1995.

Fair Value of Financial Instruments

The Company's financial instruments at May 31, 1997 and June 1, 1996 consisted of cash and short-term investments, notes receivable, short-term borrowings and long-term debt. The fair value of these financial instruments approximated the carrying amounts reported in the consolidated balance sheets.

Earnings Per Share

Earnings per share are based on the weighted average number of shares outstanding during each year and are adjusted, when the effect is dilutive, for the assumed exercise of options, after the assumed repurchase of shares with the related proceeds, after adjustment for stock splits and stock dividends through May 31, 1997.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), which the Company is required to adopt on February 28, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary earnings per share for the year ended May 31, 1997 of $0.02 per share. The impact of FAS 128 on the calculation of fully diluted earnings per share is not expected to be material.

Stock-Based Employee Compensation Plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



2.  Discontinued Operations

     As previously mentioned, in fiscal 1996, Morrison distributed the common stock of its family dining restaurant business (Morrison Fresh Cooking, Inc., or "MFC") and its health care contract food and nutrition business (Morrison Health Care, Inc., or "MHC") to itsshareholders. Morrison shareholders received one share of MFC stock for every four shares of Morrison stock and one share of MHC stock for every three shares of Morrison stock. In accordance with Accounting Principles Board Opinion No. 30, the financial results of the two businesses, together referred to as the Morrison Group, are reported as discontinued operations in the accompanying consolidated financial statements.

The condensed results presented below include an allocation of general expenses of Morrison, such as legal, data processing and interest, on a specific identification method, where appropriate. Management believes the allocation methods used are reasonable. Condensed results of the discontinued operations are as follows:
                                            (In Thousands)
                                              Fiscal Yea
                                           1996          1995

     Revenues......................... $ 370,439     $ 519,777
     Income (loss) before provision
       for income taxes............... $  (2,434)    $  88,600
     Provision (benefit) for federal
       and state income taxes......... $    (212)    $  37,514

     Net income (loss)................ $  (2,222)    $  51,086

Included in the June 3, 1995 income before provision for income taxes is a $46.8 million gain on sale of certain business and industry contracts and assets of MHC. Included in the June 1, 1996 income before provision for income taxes is a charge of $23.7 million for costs associated with asset impairment and restructuring.

As a result of the Distribution, the Company does not have any ownership interest in either MFC or MHC, except for stock held within the rabbi trust associated with the Company's Deferred Compensation Plan. (See Note 8 of Notes to Consolidated Financial Statements for more information.) Prior to the spin-off, the Company entered into agreements with both MFC and MHC governing certain operating relationships among the Company, MFC and MHC subsequent to the Distribution including (i) an agreement providing for assumptions of liabilities and cross-indemnities to allocate responsibilities for liabilities arising out of or in connection with business activities prior to the Distribution; (ii) a tax indemnity agreement which provides that none of the three companies will take any action that would jeopardize the intended tax free consequences of the Distribution; (iii) a tax allocation agreement to the effect that MFC and MHC will pay their respective shares of the Company's consolidated tax liability for the tax years that MFC and MHC were included in the Company's consolidated federal income tax return; (iv) a shared services agreement pursuant to which each of the three companies agreed to provide to the other parties certain services, subject to certain conditions, on an "as needed" basis;
(v) intellectual property license agreements which provided for the licensing of rights currently owned by the Company to the three companies; and (vi) an agreement providing for the allocation of employee benefit rights and responsibilities among the three companies.


3.Impairment of Long-Lived Assets/Restructure Charges

In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." A pre-tax charge of $25.9 million was recorded of which $3.9 million, the difference between fair value and net realizable value of the impaired assets, resulted from the adoption of FAS 121. The $25.9 million charge is comprised of the following: impairment on 16 units approved for closure within one year by the Board of Directors on January 10, 1996, ($10.0 million); impairment on in-unit computer equipment ($0.8 million) and write-offs resulting from management's decision to abandon an information technology plan ($3.8 million) approved on that same date; and impairment on units remaining open ($11.3 million).

The Board approved the closing of ten Ruby Tuesdays, four Mozzarella's and two Tia's restaurants based upon management's review of negative cash flow and operating loss units and other considerations. The expected loss on the disposal of the long-lived assets of these units is $10.0 million (net of an assumed salvage value of $0.9 million). Included in this amount is $0.6 million which represents the goodwill associated with two Tia's units to be closed. Subsequently, a decision was made to keep two of the units open because of operational improvements at those units. As of May 31, 1997, the remaining 14 units have been closed.

Prior to the initiation of the Distribution, Morrison was undertaking an information technology project intended, among other things, to update or replace certain accounting and human resource systems for all of Morrison.
Upon initiation of the intended Distribution, management commenced a project by project review of the information technology plan. Upon completion of its review, management decided to abandon certain projects in development, including the project to update or replace certain accounting and human resource systems. In connection therewith, the Company instituted a plan to dispose of certain in-unit computer equipment and replace that equipment with computers more technologically advanced. Accordingly, in fiscal 1996 the Company recorded a charge of $3.8 million for the write-off of the information technology projects and $0.8 million for the remaining carrying value of certain in-unit computer equipment.

Negative cash flow and operating loss units not recommended for closure were also reviewed for impairment. Management believed these units might have been
impaired based upon poor operating performance.   Accordingly, management
estimated the undiscounted future cash flows to be generated by these units and determined that certain of them would not likely generate net cash flows in excess of carrying value. Based upon third quarter fiscal 1996 operating and cash flow results, two additional units were identified as impaired. Accordingly, the charge of $11.3 million was recorded to reduce the carrying value of the impaired assets (including the two units identified during the third quarter) to their estimated fair value, as determined by using discounted estimated future cash flows. Future cash flows were estimated based on management judgment. Thus, actual cash flows could vary from such estimates.

In addition to the write-down of fixed assets on the units to be closed, the Company accrued charges not included above of $3.4 million relating to the settlement of the related lease obligations. Management estimated it could negotiate lease settlements within 36 months on a majority of those units which could not be sublet. During fiscal 1997, the Company paid approximately $3.2 million in lease obligations and settlement costs relating to these units. The remaining cost accrued for lease settlements was $1.8 million and $3.0 million at May 31, 1997 and June 1, 1996, respectively.

Other charges of $1.8 million were also recorded during the third quarter of fiscal 1996. These charges consisted of estimated professional and other fees incurred in accordance with the Distribution ($1.3 million); severance pay for staff reductions expected during the quarter ($0.2 million) and miscellaneous other asset write-offs ($0.3 million). Professional fees and severance pay approximating the amounts accrued were paid prior to the end of fiscal 1996.

4.  Phase Out of the L&N Seafood Grill Concept

On June 27, 1994, plans to phase out the L&N Seafood Grill concept were announced by the Company. The original plan, as approved by the Board of Directors, called for the conversion of 30 L&N units into other Company concepts. All remaining units were to be sold or closed. The Company accrued $19.7 million for costs to be incurred as a result of the phase-out.
This amount, originally accrued to cover the costs to convert 30 L&N units and close the remaining eight, consisted primarily of the following: losses on disposal of fixed assets net of anticipated proceeds and the net cost of related lease obligations for the units to be closed (approximately $11.6 million), expected operating losses during the phase-out period (approximately
$4.8 million), severance pay (approximately $1.1 million) and other losses on the conversion of units, consisting primarily of the write-off of fixed assets, inventory, and unamortized cost in excess of net assets acquired ($2.2 million). The Company originally estimated that, of the $19.7 million charge, asset write-offs (including inventory, fixed assets and goodwill) would total $9.2 million. Cash proceeds from disposal of the properties were anticipated to be $0.7 million. The remaining $11.2 million represented the estimated cash outlay for lease settlements, severance pay and other operating expenditures. The original plan assumed that no units would be sublet and that buyout of leases could occur. Determination of the number of months assumed in which buyouts could occur was made on an individual unit basis.

Subsequent to the June 1994 announcement, the Company reacquired three additional L&N units as a result of a default on a licensing agreement. These three units were closed. Based upon favorable operating results, in the third quarter of fiscal 1995, management decided to continue to operate four of the L&N units as L&Ns through the remainder of their lease terms. During fiscal 1995, 21 of the L&N units were converted and are operating as other restaurant concepts. In fiscal 1996, two additional units were converted and reopened as Tia's.

The increase from the original plan in the number of units to be closed did not result in a material increase to the $11.6 million closing cost estimate as the increases necessary for the six additional units ultimately closed were offset by decreases in estimates for the other units closed and the decrease which resulted from the decision to continue to operate the four units discussed above. Reserves totaling $1.6 million and $1.0 million remained outstanding as of May 31, 1997 and June 1, 1996, respectively.


5. Long-Term Debt

Long-term debt consists of the following:

                       					                           (In Thousands)
                                                         Fiscal Year
                                                        1997      1996
Revolving credit facility                        	  	 $27,000   $25,000
Term notes payable to banks	                           50,000    50,000
Other long-term debt     		                             1,108     1,203
                                                       78,108    76,203
Less current maturities                              	    102        95
                                                     	$78,006   $76,108


Annual maturities of long-term debt at May 31, 1997 are as follows:
(In Thousands)
1998                                             $       102
1999	                                                    113
2000                                                     121
2001	                                                 77,132
2002                                          		         143
Subsequent years                                         497
    Total	                                      	$    78,108


The Company has a five-year credit facility with several banks which allows the Company to borrow up to $100.0 million under various interest rate options. The $100.0 million credit facility is comprised of a $50.0 million five-year interest only term note and a $50.0 million five-year revolving credit facility. Commitment fees equal to 0.1875% per annum are payable quarterly on the unused portion of the revolving credit facility. At May 31, 1997, the Company had $27.0 million of borrowings outstanding with various banks under the revolving credit facility at interest rates ranging from 6.05% to 6.31% per annum. Such borrowings (with maturities up to 90 days) have been classified as long-term based on the Company's ability and intent to refinance such borrowings under the revolving facility.

The credit facility contains certain restrictions on incurring additional indebtedness and certain funded debt, net worth, and fixed charge coverage requirements. At May 31, 1997, retained earnings in the amount of $31.1 million were available for distribution under the debt restrictions.

In order to control interest costs on the term loan, the Company entered into an interest rate swap agreement in March 1996. The agreement effectively limited the interest rate to 6.25% for the period ended March 4, 2001. Based on current projections of long term interest rates, the Company elected to unwind its interest rate swap agreement because it felt its net effective floating interest rate for the five-year period would be less than the 6.25% fixed rate associated with the swap agreement. The Company terminated the interest rate swap agreement on September 10, 1996 and received approximately $1.7 million in cash. The gain on the interest rate swap agreement is being amortized to interest expense over the previously remaining life of the swap agreement. At May 31, 1997, the balance of the unamortized interest was approximately $1.4 million.

In addition, at May 31, 1997, the Company had committed lines of credit amounting to $25.0 million (of which $24.5 million remained available at May 31, 1997) and non-committed lines of credit amounting to $15.0 million with several banks at various interest rates. All of these lines are subject to periodic review by each bank and may be canceled by the Company at any time. The Company utilized its lines of credit to meet operational cash needs during fiscal year 1997. Borrowings on these lines of credit were $0.5 and $6.0 million at May 31, 1997 and June 1, 1996, respectively.

Interest expense capitalized in connection with financing additions to property and equipment amounted to approximately $1.2 and $1.6 million for the years ended May 31, 1997 and June 1, 1996, respectively.



6.  Leases

Various operations of the Company are conducted in leased premises. Initial lease terms expire at various dates over the next 22 years and may provide for escalation of rent during the lease term. Most of these leases provide for additional contingent rents based upon sales volume and contain options to renew (at adjusted rentals for some leases). The administrative headquarters has a lease term ending in 1998 and provides an option to purchase at a nominal amount at the end of the initial lease term.

At May 31, 1997, the future minimum lease payments under operating leases for the next five years and in the aggregate are as follows:

(In Thousands)
1998                                                      $  34,767
1999                                                         34,155
2000                                                         32,496
2001                                                         30,466
2002                                                         29,897
Subsequent years                                            198,968
Total minimum lease payments                               $360,749


     Rental expense pursuant to operating leases is summarized as follows:

(In Thousands)                                  1997     1996     1995
Minimum rent                                  $36,813  $33,930  $30,099
Contingent rent                                 2,421    2,195    1,654
                                              $39,234  $36,125  $31,753

On June 2, 1997, the Company entered into a $40.0 million operating lease agreement for the purpose of leasing new free-standing units and a new corporate headquarters. An operating lease agreement will be entered into for each facility providing for an initial lease term of five years with two five-year renewal options. The lease will also provide for substantial residual value guarantees and include purchase options at the lessor's original cost of the properties. During 1998, the Company intends to enter into leases for 13 units (ten of which are expected to be opened in fiscal year 1998) and the new Maryville, Tennessee corporate headquarters at an aggregated original cost to the lessor of approximately $23.0 million.


7. Income Taxes

The components of income tax expense (benefit) are as follows:


(In Thousands)

                        1997         1996       1995

Current:
Federal          $     7,953     $   4,323  $   1,959
State                  2,103         1,183        567
                      10,056         5,506      2,526
Deferred:
Federal                3,167        (5,949)      2,313
State                    545        (1,208)        188
                       3,712        (7,157)      2,501
                 $    13,768     $  (1,651)  $   5,027


Deferred tax assets and liabilities are comprised of the following:


(In Thousands)
                                    1997         1996
Deferred tax assets:

Employee benefits            $    8,022    $	   7,626
Insurance reserves                4,107         4,005
Escalating rents                  4,398         3,451
Acquired net operating losses     2,202         2,551
Restructuring and FAS 121 reserves  699         1,264
Unit closing reserve                755           313
Other                               834           687
Total deferred tax assets        21,017        19,897



Deferred tax liabilities:
Depreciation                     27,569        20,493
Prepaid deductions                  741         1,010
Retirement plans                    422           833
Other                             1,449         2,805
Total deferred tax liabilities   30,181        25,141
Net deferred tax liability   $   (9,164)     $	(5,244)


At May 31, 1997, the Company had net operating loss carryforwards for tax purposes of approximately $ 5.6 million as a result of the acquisition of Tias, Inc., which expire through 2005. The Company's net operating loss carryforwards are subject to an annual limitation due to the change in ownership of the acquired company. Management does not believe a valuation allowance is necessary.

A reconciliation from the statutory federal income tax expense (benefit) to the reported income tax expense is as follows:




(In Thousands)

                                    1997       1996         1995
Statutory federal income taxes   $  13,585   $ 	(810)    $		5,639
State income taxes, net of
federal income tax
benefit                              1,721       (68)         549
Tax credits                         (1,220)   (1,349)      (2,964)
Other, net                            (318)      576        1,803
                                 $  13,768   $(1,651)    $		5,027

The effective income tax rate (benefit) was 35.5%, (71.4)%, and 31.2% in 1997, 1996, and 1995, respectively. The high effective tax benefit rate for 1996 is attributable to the tax credits which were available to the Company.



8.  Employee Benefit Plans

	Salary Deferral Plan - Under the Ruby Tuesday, Inc. Salary Deferral Plan, each eligible employee may elect to make pre-tax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings.  Employees contributing a pre-tax contribution of at least 2% may elect to make after-tax contributions not in excess of 10% of annual earnings.  The Company contribution to the Plan is based on the employee's pre-tax contribution and years of service.  After three years of service, the Company contributes 20% of the employee's pre-tax contribution, 30% after ten years of service and 40% after 20 years of service.
The Company's contributions to the trust fund approximated $0.2 million for 1997 and 1996 and $0.1 million for 1995.

	Deferred Compensation Plan - The Company maintains the Ruby Tuesday, Inc. Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan. The Company's contributions under the Plan approximated $0.1 million for each of 1997, 1996, and 1995. Company assets earmarked to pay benefits under the Plan are held by a rabbi trust. Assets of a rabbi trust must be accounted for as if they are assets of the Company, therefore, all earnings and expenses are recorded in the Company's financial statements. The Plan's assets, which approximated $10.8 million and $9.5 million in 1997 and 1996, respectively, are included in Other Assets in the Consolidated Balance Sheets.

	Retirement Plan -  The Company, along with MFC and MHC, sponsors the Morrison
Restaurants Inc. Retirement Plan.  Effective December 31, 1987, the Plan was
amended so that no additional benefits will accrue and no new participants will enter the Plan after that date.  Participants receive benefits based upon salary and length of service.  Certain responsibilities involving the administration of the Plan are jointly shared by each of the three companies.  No contribution was made in 1997, 1996, or 1995.

	Executive Supplemental Pension Plan -  Under the Ruby Tuesday, Inc. Executive
Supplemental Pension Plan, employees with an average annual compensation of at least $120,000 and who have completed five years in a qualifying position become eligible to earn supplemental retirement income based upon salary and length of service, reduced by social security benefits and amounts otherwise receivable under the Retirement Plan.  Expenses under the Plan approximated $1.0 million,
$0.6 million, and $0.5 million for 1997, 1996, and 1995,
respectively.

	Management Retirement Plan - Under the Ruby Tuesday, Inc. Management Retirement
Plan, individuals actively employed by the Company as of June 1, 1989, or thereafter, who have 15 years of credited service and whose average annual compensation equals or exceeds $40,000, become participants.  Participants will receive benefits based upon salary and length of service, reduced by social security benefits and benefits payable under the Retirement Plan.  The Company recognized approximately $0.7 million in income in 1997 and expenses of $0.3 million and $0.1 million in 1996 and 1995, respectively.

To provide a source for the payment of benefits under the Executive
Supplemental Pension Plan and the Management Retirement Plan, the Company owns whole-life insurance contracts on some of the participants. The cash value of these policies net of policy loans is $4.0 million at May 31, 1997. The Company maintains a rabbi trust to hold the policies and death benefits as they are received.

The following table details the components of pension expense, the funded status and amounts recognized in the Company's Consolidated Financial Statements for the Management Retirement Plan, the Executive Supplemental Pension Plan, and the Retirement Plan. Amounts presented are in thousands.

                                               Assets Exceed                Accumulated Benefits Exceed Assets-
                                            Accumulated Benefits-           Executive Supplemental Pension Plan
                                              Retirement Plan                 and Management Retirement Plan
                                            1997         1996        1995         1997       1996       1995
Components of pension expense (income):
 Service cost.........................    $           $           $           $    43     $    96     $    73
 Interest cost........................        329         334          31         207         525         276
 Actual return on plan assets.........       (661)       (787)        (10)
 Amortization and deferral............        313         497         (23)         90         294         123
 Other................................                                                                     89
                                          $   (19)    $    44     $    (2)    $   340     $   915     $   561

Plan assets at fair value............     $ 4,730     $ 4,502     $   382     $     0     $     0     $     0
Actuarial present value of
   projected benefit obligations:
Accumulated benefit obligations:
    Vested............................      4,286       4,432         374       7,315       7,479       3,434
    Nonvested.........................                                            109          63           8
Provision for future salary
     increases........................                                          1,964       1,960         883
Total projected benefit obligations...      4,286       4,432         374       9,388       9,502       4,325

Excess (deficit) of plan assets over
 projected benefit obligations........        444          70           8      (9,388)     (9,502)     (4,325)
Unrecognized net loss (gain)..........        318         607          74         703         235        (265)
Unrecognized prior service cost.......                                            671         840         665
Unrecognized net transition obligation        324         389          41         939       1,510         993
Additional minimum liability..........                                           (643)     (1,164)       (578)
Prepaid (accrued) pension cost........    $ 1,086     $ 1,066     $   123     $(7,718)   $ (8,081)    $(3,510)


     	The Retirement Plan's assets include common stock, fixed income securities, short-term investments and cash.  The weighted-average discount rate for all three plans was 8.25%,
7.75%, and 8.5% for 1997, 1996, and 1995, respectively.  The rate of increase in compensation levels for the Executive Supplemental Pension Plan and Management Retirement
Plan was 4% for all three years. The expected long-term rate of return on plan assets for the Retirement Plan was 10% for all three years.

9.  Capital Stock, Options, and Bonus Plans
Preferred Stock - Under its Certificate of Incorporation, the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of May 31, 1997.

The Ruby Tuesday, Inc. 1996 Stock Incentive Plan - The Ruby Tuesday, Inc. 1996 Stock Incentive Plan is an amendment and restatement of the Morrison Restaurants Inc. 1992 Stock Incentive Plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has complete discretion to determine participants and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under this plan have been at the prevailing market value at the time of grant. At May 31, 1997, the Company had reserved a total of 1,032,000 shares of common stock for this Plan.

The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors - The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors is a continuation of the similarly titled 1994 Morrison plan. To defer the receipt of their retainer fees or to allocate their retainer fees to the purchase of shares of the Company, the Plan provides that the directors must use 60% of their retainer to purchase shares of the Company if they have not attained a specified level of ownership of shares of Company common stock. Each director purchasing stock receives additional shares equal to 15% of the shares purchased and three times the total shares in options which after six months are exercisable for five years from the grant date. All options awarded under this Plan have been at the prevailing market value at the time of grant.
A Committee, appointed by the Board, administers the Plan on behalf of the Company. At May 31, 1997, the Company had reserved 92,000 shares of common stock for the Plan.

The Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan - The Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan is an amendment and restatement of the similarly titled 1993 Morrison plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has full authority in its discretion to determine the officers and key employees to whom Stock Incentives are granted and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under this Plan have been at the prevailing market value at the time of grant. At May 31, 1997, the Company had reserved a total of 1,262,000 shares of common stock for this Plan.

In March 1996, the number and exercise price of all outstanding options were adjusted for the spin-off of MFC and MHC and the concurrent reverse one-for-two split of the Company shares.

In addition to the above plans, stock options are outstanding under a terminated plan, the Ruby Tuesday, Inc. Stock Bonus and Non-Qualified Stock Option Plan, which was effective from 1986 to 1992. Options to purchase 344,000 shares remain outstanding under the terms of this Plan at May 31, 1997.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock options. In contrast to the intrinsic value based method employed by APB 25, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123") utilizes a fair value based method. FAS 123 requires the use of option valuation models developed for estimating the fair value of traded options which are fully transferable and have no vesting restrictions. Option valuation models also utilize highly subjective assumptions such as expected stock price volatility. Changes in the assumptions can materially impact the fair value estimate and, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options. Since the Company has elected to account for its employee stock options in accordance with APB 25, the required pro forma disclosures as if the option valuation models were used in 1996 are presented below in accordance with FAS 123.

All stock options are awarded at the prevailing market rate on the date of grant; therefore, under the intrinsic value method employed by APB 25 no compensation expense is recognized. For purposes of FAS 123 disclosure, the estimated fair value of the options is expensed over the vesting period of the options. Fair value was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996: (i) risk-free interest rate of 6.00%, (ii) dividend yield of 0.00%,
(iii) stock price volatility factor of .373 and (iv) expected option lives ranging from 3 to 7 years, depending on the plan under which the options were granted. If the Company had adopted FAS 123 in accounting for its stock options granted in fiscal years 1997 and 1996, its net income and earnings per share would approximate the pro forma amounts below (in thousands except for per-share data):
                                 1997              1996
                            As        Pro        As          Pro
                         Reported    Forma     Reported     Forma

Net income(loss)        $ 25,045   $ 22,331   $ (2,884)   $ (4,671)

Earnings per share        $ 1.40     $ 1.25    $ (0.16)    $ (0.26)

	    The following table summarizes the activity in options under these stock option plans (option amounts and prices for 1995 are derived from the historical financial statements of Morrison Restaurants Inc. and do not reflect the
Distribution and the March 1996 reverse stock split):


																                                 Number of Shares Under Option
					                                     (In Thousands Except Per-Share Data)


                                      Wtd.               Wtd.               Wtd.
                                      Avg.               Avg.               Avg.
                                  Exercise           Exercise           Exercise
                            1997   Price       1996   Price       1995     Price
Beginning of year.......   2,465   $17.48     2,695    $15.49    2,717    $14.05

Adjustment due to MFC
 and MHC spin-off and
 reverse stock split		   	                     (1,368)   $14.84
Granted			                   669   $17.79     1,340    $18.55      343    $24.94
Exercised		                 (156)  $10.87       (87)   $10.14     (258)   $11.47
Forfeited	           	      (215)  $17.79      (115)   $20.62     (107)   $18.28
End of year                2,763   $17.74     2,465    $17.48    2,695    $15.49
Exercisable                  883   $17.02       808    $15.71      971    $10.58

Outstanding options'
 prices	................. $ 8.69-$30.57     $ 8.09-$30.57       $ 7.61-$28.75
Exercised options'
 prices................. $ 8.09-$17.10     $ 7.61-$14.09       $ 5.40-$25.38
Granted options'
 prices................. $16.13-$21.25     $13.62-$23.50       $14.01-$28.75

Weighted avg. fair value
 of options granted
 during the year........             $ 6.60              $ 3.75



The weighted average remaining contractual life of the options outstanding at May 31, 1997, was 3.51 years.

On May 1, 1997, the Company announced its dutch auction tender offer to purchase up to one million shares of its Common Stock at prices not in excess of $22.00 nor less than $20.00 per share. That tender offer expired on June 2, 1997. The number of shares acquired pursuant to the offer aggregated 670,512 at a purchase price of $22.00 per share, for a total aggregate purchase price of $14.8
million, plus fees and expenses associated with the offer.   The shares
repurchased were financed through the Company's $50.0 million five-year revolving credit facility and bank lines of credit.



10. Commitments and Contingencies

At May 31, 1997, the Company was committed under letters of credit of $16.8 million issued primarily in connection with its workers' compensation and casualty insurance programs.

The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or consolidated financial position.



11. Subsequent Event

On July 2, 1997, the Company entered into a series of agreements with three limited partnerships. These agreements provide, among other things, for the sale of 29 Company-owned units in Florida to the limited partnerships upon the transfer of the liquor licenses from the Company to the partnerships. Upon completion of the sale, the 29 units will be operated as Ruby Tuesday restaurants under separate franchising agreements. The Company will be paid an aggregate purchase price of $17.9 million, of which approximately $13.4 million will be paid in cash. The remaining approximate $4.5 million will be in the form of a 10.0% interest bearing note. The sale of the Florida units, anticipated to close late in the first quarter or early in the second quarter of fiscal 1998, is expected to result in a minimal pre-tax gain. Fiscal 1997 revenue from these 29 units totaled $45.6 million, with operating profits of $2.4 million. On that same date, the Company also entered into development agreements with these three limited partnerships whereby each of them will open eight to ten franchise restaurants in their respective areas of Florida over the next five years. For these development rights, fees totaling $0.3 million will be paid to the Company upon the completion of certain financing arrangements.


12.  Supplemental Quarterly Financial Data (Unaudited)

Quarterly financial results for the years ended May 31, 1997 and June 1, 1996, are summarized below. All quarters are composed of 13 weeks.


                                        FIRST      SECOND       THIRD      FOURTH
(In Thousands Except Per-Share Data)   QUARTER     QUARTER     QUARTER     QUARTER     TOTAL
For The Year Ended May 31, 1997
Revenues                              $157,282    $156,318    $172,605    $169,202    $655,407

Gross profit*                         $ 28,261    $ 27,956    $ 34,807    $ 32,606    $123,630

Income before income taxes            $  8,509    $  6,116    $ 12,771    $ 11,417    $ 38,813

Provision for federal and
  state income taxes                     3,020       2,170       4,536       4,042      13,768

Net income                            $  5,489    $  3,946    $  8,235    $  7,375    $ 25,045

Earnings per common and
  common equivalent share             $   0.31    $   0.22    $   0.46    $   0.41    $   1.40




                                        FIRST      SECOND       THIRD      FOURTH
(In Thousands Except Per-Share Data)   QUARTER     QUARTER     QUARTER     QUARTER     TOTAL
For The Year Ended June 1, 1996
Revenues                              $145,964    $152,001    $163,957    $158,212    $620,134

Gross profit*                         $ 25,448    $ 23,068    $ 30,435    $ 27,781    $106,732

Income (loss) before income taxes     $  6,211    $  3,125    $(20,981)** $  9,332    $ (2,313)

Provision (benefit) for federal and
  state income taxes                     2,000       1,038      (8,142)      3,453      (1,651)

Income (loss) from continuing
  operations                             4,211       2,087     (12,839)      5,879        (662)

Income (loss) from discontinued
  operations                             5,245       4,647     (12,114)**               (2,222)

Net income (loss)                     $  9,456    $  6,734    $(24,953)   $  5,879    $ (2,884)

Earnings (loss) per common and
  common equivalent share:
    Continuing operations             $   0.24    $   0.13    $  (0.73)   $   0.33    $  (0.03)
    Discontinued operations               0.29        0.26       (0.68)                  (0.13)

                                      $   0.53    $   0.39    $  (1.41)   $   0.33    $  (0.16)

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

				    Morrison Restaurants Inc. common stock was publicly traded on the New
York Stock Exchange under the ticker symbol RI.  In connection with the
Distribution, Morrison effected a one-for-two reverse stock split and changed its name to Ruby Tuesday, Inc.  Ruby Tuesday, Inc. common stock is now publicly traded on the New York Stock Exchange under the ticker symbol RI. The following table sets forth the reported high and low prices for each quarter during fiscal 1997 and 1996 for (i) the common stock of Morrison Restaurants
Inc. prior to the Distribution, not adjusted for either the Distribution or the reverse stock split; and (ii) the common stock of Ruby Tuesday, Inc. after the Distribution.



     Fiscal Year Ended May 31, 1997                 Fiscal Year Ended June 1, 1996

         As Ruby Tuesday, Inc.                         As Morrison Restaurants Inc.
                              Per Share                                        Per Share
                          	      Cash                                             Cash
Quarter    High      Low      Dividends          Quarter    High      Low      Dividends
First     $22.88   $19.38        _               First     $25.75    $19.13     $0.1750
Second    $22.00   $15.38        _               Second    $20.63    $15.50     $0.1840
Third     $19.00   $16.25        _               Third     $17.38    $12.50     $0.1840
Fourth    $21.75   $17.13        _
                                                          As Ruby Tuesday, Inc.
                                                                               Per Share
                                                                                 Cash
                                                 Quarter    High      Low      Dividends
                                                 Fourth    $23.00    $17.25        _

     In the fourth quarter of fiscal 1997, the Board of Directors approved the reinstatement of a dividend policy.  This policy calls for payment of semi-annual dividends of approximately $3.0 million annually with the first dividend expected to be paid in the third quarter of fiscal 1998.


                        Report of Independent Auditors


Shareholders and Board of Directors
Ruby Tuesday,  Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Ruby Tuesday, Inc. and Subsidiaries as of May 31, 1997 and June 1, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ruby Tuesday, Inc. and Subsidiaries at May 31, 1997 and June 1, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, in fiscal 1996 the Company changed its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of.

                                                             Ernst & Young LLP


Birmingham, Alabama
June 19, 1997








Exhibit 13