Form 10-K, Exhibit 13
period 1998-06-06
RUBY TUESDAY INC
filed 1998-09-03
CIK 68270

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General
     Ruby Tuesday, Inc. owns and operates three casual dining restaurant concepts: Ruby Tuesday, Mozzarella's American Cafe, and Tia's Tex-Mex. Additionally, the Company franchises its Ruby Tuesday concept. As of June 6, 1998, the Company owned and operated 382 restaurants including 315 Ruby Tuesday, 46 Mozzarella's American Cafe and 21 Tia's Tex-Mex restaurants, located in 32 states. Franchise operations included 49 domestic units and six international units.
     During fiscal 1996, the Company distributed the shares of its then family dining restaurant business (Morrison Fresh Cooking, Inc.) and its health care food and nutrition services business (Morrison Health Care, Inc.) to its shareholders in a spin-off transaction. The financial results of those two businesses are reported as discontinued operations.
     For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following should be read in conjunction with the Consolidated Financial Statements and related Notes found on pages 18 to 35.

Results of Operations

     The following table sets forth selected restaurant operating data as a percentage of revenues for the periods indicated. All information is derived from the Consolidated Financial Statements of the Company included elsewhere in this Annual Report.

                                       1998     1997     1996
Company restaurant sales               99.7%   100.0%   100.0%
Franchise revenues                      0.3      0.0      0.0
  Total revenues                      100.0    100.0    100.0
Operating costs and expenses:
 (As a percentage of Company
  restaurant sales):
   Cost of merchandise                 27.5     27.1     27.5
   Payroll and related costs           32.2     32.6     33.7
   Other                               20.7     21.5     21.6
 (As a percentage of Total revenues):
   Selling, general and
     administrative                     7.4      6.5      6.3
   Depreciation and amortization        5.6      5.9      5.5
   Interest expense, net                0.5      0.6      0.8
   Loss on impairment of assets                           4.2
   Restructure charges                                    0.8
Total operating costs and expenses     93.7     94.1    100.4

Income (loss) from continuing
   operations before income taxes       6.3      5.9     (0.4)
Provision (benefit) for
   income taxes                         2.2      2.1     (0.3)
Income (loss) from continuing
   operations                           4.1      3.8     (0.1)
Loss from discontinued
   operations, net of applicable
   income taxes                                          (0.4)
Net income (loss)                       4.1%     3.8%    (0.5)%



     During fiscal 1996, the Company recorded $31.1 million in charges related to asset impairment and restructure costs. The effect of these charges on fiscal 1996 results of operations is discussed below.


Fiscal 1998 compared to Fiscal 1997

Overview
     During fiscal 1998, the Company opened 38 Ruby Tuesday, one Mozzarella's American Cafe, and one Tia's Tex-Mex restaurants while closing two Ruby Tuesday and three Mozzarella's American Cafe restaurants. In addition, the Company sold 46 Ruby Tuesday units to several domestic franchisees for aggregate consideration consisting of $34.8 million in cash and $12.5 million in the form of promissory notes bearing interest at rates ranging from 8% to 10%. Concurrent with the sale of the 46 units, the Company also entered into development agreements with the franchisees whereby the franchisees will open restaurants in their respective areas over the next five to nine years. The Company also continued its development of franchise programs through the opening of four international franchise units during the year.

Revenues
     The Company's revenues increased to $711.4 million in fiscal 1998 from $655.4 million in fiscal 1997. The 8.5% revenue increase was the result of an additional week in fiscal 1998 coupled with increased same-store sales and the net addition of 35 units during the year (not taking into account units sold to franchisees) comprised of net additions to the Ruby Tuesday concept (36 units) and Tia's Tex-Mex concept (one unit), offset by a net reduction to the Mozzarella's American Cafe concept (two units). This increase was somewhat offset by the reduction in revenue which resulted from the sale of 46 units to franchisees. Same-store sales in fiscal 1998 increased 2.8% for the Ruby Tuesday concept. Same-store sales for Mozzarella's American Cafe and Tia's Tex-Mex were also positive for the fiscal year.

Operating Profits
     Pre-tax income increased $6.2 million in fiscal 1998 to $45.0 million. The increase in pre-tax income is the result of increased sales due to increased same-store sales for all concepts and the addition of new units coupled with the cost changes discussed below.

     Cost of merchandise as a percentage of Company restaurant sales increased 0.4% due to a change in menu strategy. During the year, various menu promotions featured high cost, high gross profit food items.

     Payroll and related costs decreased 0.4% as a percentage of Company restaurant sales in fiscal 1998. The decrease resulted from a reduction in hourly labor as a percentage of Company restaurant sales due to increased average unit volumes and reduced turnover. In addition, payroll taxes decreased as a result of a reduction in state unemployment tax rates. Finally, workers' compensation expense as a percentage of Company restaurant sales decreased as a result of favorable claims experience.

     Other operating expenses decreased 0.8% as a percentage of Company restaurant sales due to a decrease in supplies expense resulting from the elimination of paper cocktail napkins and silverware wrappers and a decrease in glassware breakage. Rent and leasing expense also decreased as a result of the sale of certain high occupancy cost units to franchisees and a continuing shift towards lower occupancy cost free standing units as opposed to mall units.

     Selling, general and administrative expenses increased 0.9% as a percentage of total revenues. The increase resulted from additional local store marketing in fiscal 1998, including coupon redemptions associated with the Company's "Neighborhood Introduction Program" which began in the third quarter of fiscal 1997. Also, during fiscal 1998, the Company recognized costs associated with the start-up of its domestic and international franchise programs.

     Depreciation and amortization decreased 0.3% as a percentage of total revenues due to the sale of 46 units to franchisees which had higher unit depreciation costs and due to higher average unit volumes resulting from positive same-store sales, and new unit openings which generated higher sales volumes than in the previous year.

     Net interest expense decreased slightly (0.1%) as a percentage of total revenues due to an increase in interest income resulting from notes receivable associated with the sale of units to franchisees.

     The increase in income from continuing operations compared to the prior year primarily relates to higher average unit volumes resulting from positive same-store sales in fiscal 1998, new units that are generating higher sales and profits than those of the previous year and the addition of a 53rd week in fiscal 1998.

     The effective tax rate remained relatively constant in fiscal 1998 as compared to fiscal 1997. The slight decrease (0.1%) as a percentage of total revenues is primarily the result of reduced state taxes.


Fiscal 1997 compared to Fiscal 1996

Overview
     During fiscal 1997, the Company opened 30 Ruby Tuesday, two
Mozzarella's American Cafe, and three Tia's Tex-Mex restaurants while closing six Ruby Tuesday and one Tia's Tex-Mex restaurants. Also in 1997, the Company began its domestic franchise program with the sale of one unit to a franchisee.

Revenues
     The Company's revenues increased to $655.4 million in fiscal 1997 from $620.1 million in fiscal 1996. The 5.7% revenue increase was the result of the net addition of 28 units during the year, comprised of 24 Ruby Tuesday, two Mozzarella's American Cafe, and two Tia's Tex-Mex restaurants. For the Ruby Tuesday concept, same-store sales decreased 0.8% in fiscal 1997. Same-store sales for Tia's Tex-Mex also declined, while Mozzarella's American Cafe experienced positive same-store sales.

Operating Profits
     Pre-tax income from continuing operations increased $41.1 million in fiscal 1997 to $38.8 million. The increase was due in part to $31.1 million of unusual non-recurring charges recorded in fiscal 1996 for restructure charges and loss on impairment of assets. The remaining increase in pre-tax income was the result of the net addition of 28 units coupled with cost decreases discussed below.

     Cost of merchandise as a percentage of Company restaurant sales decreased 0.4% due to a new menu implemented in October 1996 which lowered food costs significantly. Also, there was an increased focus regarding food cost management at the unit level in fiscal 1997 and the Company experienced an improvement in rebates and volume discounts.

     Payroll and related costs decreased 1.2% as a percentage of Company restaurant sales in fiscal 1997. The decrease was due to a reduction in management labor resulting from a strategic decision to reduce unit managers to a level that more accurately matches unit volume. The remaining portion of the decrease was the result of reduced workers' compensation expense as a percentage of Company restaurant sales associated with favorable experience ratings in the fiscal 1997.

     Other operating expenses decreased slightly as a percentage of Company restaurant sales (0.1%) due to a decrease in supplies expense resulting from tighter controls over such items.

     Selling, general and administrative expenses increased 0.2% as a percentage of total revenues. The increase resulted from additional local store marketing in fiscal 1997, including coupon redemptions associated with the Company's "Neighborhood Introduction Program" which began in the third quarter of fiscal 1997.

     Depreciation and amortization increased 0.4% as a percentage of total revenues due to depreciation expense on information technology projects completed during the prior year and a higher mix of free-standing units.

     Net interest expense decreased 0.2% as a percentage of total revenues from $4.6 million in fiscal 1996 to $3.9 million in fiscal 1997 due to the net decrease in average debt outstanding during the year.

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

Asset Impairment/Restructure Charges
     The Company adopted Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", during fiscal 1996. As a result of the adoption of FAS 121, the Company recorded a pre-tax charge for asset impairment of $3.9 million. This amount was the difference between fair value and net realizable value of impaired assets. An additional $22.0 million pre-tax charge for asset impairment was recorded which did not relate to the adoption of FAS 121. The total charge of $25.9 million (of which $3.9 million was the result of the adoption of FAS 121) was comprised of the following: impairment on 16 units to be closed ($10.0 million); impairment on in-unit computer equipment ($0.8 million) and write-offs resulting from management's decision to abandon an information technology plan ($3.8 million); and impairment on units remaining open ($11.3 million).

     In addition to the write-down of fixed assets on the 16 units to be closed, the Company accrued charges of $3.4 million relating to the settlement of the related lease obligations and other charges of $1.8 million associated with the Distribution. See Note 1 and Note 3 of Notes to Consolidated Financial Statements for further information regarding the asset impairment and restructuring charges.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow
     Cash provided by operating activities was $68.7 million in fiscal 1998 and exceeded capital expenditures by approximately $2.9 million. Borrowings under the Company's credit facilities were increased by $3.6 million. Pursuant to the Company's financial strategy approved by the Board during fiscal 1994, $62.1 million of the Company's stock was reacquired during fiscal 1998 primarily from cash available from the sales of certain units to franchisees and from borrowings under the Company's credit facilities. (See the Consolidated Statements of Cash Flows for more information.)

Capital Expenditures
     The Company requires capital principally for new restaurants, equipment replacement and remodeling of existing units. Property and equipment expenditures for fiscal 1998 were $65.8 million for new units, capital projects on existing units and information technology projects. An additional $27.6 million was spent by a lessor on new unit construction under operating lease arrangements with the Company. During fiscal 1998, 38 Ruby Tuesday, one Mozzarella's American Cafe and one Tia's Tex-Mex Company-owned restaurants were opened. Capital expenditures for fiscal 1999 are projected to be $58.8 million. Expenditures by a lessor for units to be leased by the Company under operating leases are budgeted to be $39.8 million for fiscal 1999. Planned Company-owned openings for fiscal 1999 include 41 Ruby Tuesday and two Tia's Tex-Mex restaurants. There can be no assurance, however, that the Company will be able to open the projected number of restaurants in fiscal 1999 or invest the projected amount of money in capital expenditures and lease commitments. See "Special Note Regarding Forward-Looking Statements."

Borrowings, Credit, and Lease Facilities
     At June 6, 1998, the Company had committed lines of credit amounting to $20.0 million and non-committed lines of credit amounting to $15.0 million with several banks at various interest rates approximating 5.89% at June 6, 1998. All of these lines are subject to periodic review by each bank and may be canceled by the Company at any time. The Company utilized its lines of credit to meet operational cash needs during fiscal 1998. Borrowings on these lines of credit were $16.2 million and $0.5 million at June 6, 1998 and May 31, 1997, respectively. In addition to these lines of credit, the Company has a five-year credit facility with several banks which allows the Company to borrow up to $100.0 million
under various interest rate options.   The $100.0 million credit facility
is comprised of a $50.0 million five-year term note and a $50.0 million five-year revolving credit facility. The Company had $65.0 million of borrowings outstanding under this agreement at June 6, 1998, bearing interest at approximately 6.1%. The credit facility provides for certain restrictions on incurring additional indebtedness and certain covenants regarding funded debt, net worth, and fixed charge coverage requirements.
     The Company has entered into three interest rate swap agreements with notional amounts aggregating $75.0 million. The swap agreements effectively fix the interest rate on an equivalent amount of the Company's debt to rates ranging from 5.73% to 6.03% for periods up to five years.
     During fiscal 1998, the Company entered into a $40.0 million master operating lease agreement for the purpose of leasing new free-standing units and the new Restaurant Support Center. Under this agreement, an operating lease agreement will be entered into for each facility providing for an initial lease term of five years with two five-year renewal options. The leases also provide for substantial residual value guarantees and include purchase options at the lessor's original cost of the properties. During 1998, the Company entered into leases for 20 units (nine of which opened in fiscal 1998) and the new Maryville, Tennessee Restaurant Support Center at an aggregated cost to the lessor
of approximately $27.6 million.   During 1999, the Company intends to
enter into similar lease agreements under the remaining amount of the $40.0 million master operating lease agreement and to enter into a new master operating lease agreement for an amount in excess of $27.4 million. See "Special Note Regarding Forward-Looking Information."
     During fiscal 1999, the Company expects to fund operations, capital expansion, and the repurchase of common stock from operating cash flows, bank lines of credit, the five-year revolving line of credit, the sale of Ruby Tuesday units to franchisees, and through operating leases. (See
Note 5 of Notes to Consolidated Financial Statements for a detailed discussion of borrowings and credit facilities.) Long-term debt decreased a net $12.1 million in 1998 due to lower utilization of the revolving credit facility while short-term borrowings under bank lines of credit increased $15.7 million. The Company anticipates a net repayment of debt in 1999 should cash flows meet current expectations. An increase in debt could result if actual cash flows from operations are lower than currently anticipated or if capital expenditures exceed budgeted amounts. See "Special Note Regarding Forward-Looking Information."

Working Capital
     The Company's working capital deficiency and current ratio as of June 6, 1998 were $37.6 million and 0.6:1, respectively. The Company typically carries current liabilities in excess of current assets because cash (a current asset) generated from operating activities is reinvested in capital expenditures (a long-term asset).

Dividends
     During fiscal 1997, the Board of Directors approved a dividend policy as an additional means of returning excess capital to its shareholders. This policy calls for payment of semi-annual dividends of $.045 per share. The payment of a dividend in any particular future period and the actual amount thereof remain, however, at the discretion of the Board of Directors and no assurance can be given that dividends will be paid in the future as currently anticipated. See "Special Note Regarding Forward-Looking Information." In addition, the Company's credit facilities contain certain limitations on the payment of dividends. See
Note 5 of Notes to Consolidated Financial Statements for more information.
     The Company paid its first cash dividend since the spin-off in the third quarter of fiscal 1998.


KNOWN EVENTS, UNCERTAINTIES AND TRENDS

Financial and Stock Repurchase Plan
     The Company employs a financial strategy which utilizes a prudent amount of debt to minimize the weighted average cost of capital while allowing the Company to maintain financial flexibility and the equivalent of an investment-grade (BBB) bond rating. This financial strategy sets a target debt-to-capital ratio of 60%, including operating leases. The strategy also provides for repurchasing Company stock whenever cash flow exceeds funding requirements while maintaining the target capital structure.
During fiscal 1998, the Company purchased 4.6 million shares at a total purchase price of $62.1 million under its stock repurchase program, including 1,341,024 shares purchased in a "dutch auction" tender offer completed on June 2, 1997. On April 6, 1998, the Board of Directors authorized the repurchase of an additional 4.0 million shares for general corporate purposes. After these repurchases and the additional authorization, approximately 3.4 million shares remained available for repurchase at June 6, 1998.

Franchising and Development Agreements
    During May and June 1998, the Company entered into a series of agreements with three entities (one limited partnership and two limited liability corporations). These agreements provide for, among other things, the sale of four Company-owned units in Florida, three in Minnesota and six in New York. Upon completion of the sales, the 13 units will be operated as Ruby Tuesday restaurants under separate franchising agreements. The Company also entered into development agreements with these three entities whereby each of them will open nine franchised restaurants in its respective area over the next five to six years.

New Accounting Standards
     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"), which is effective for fiscal 1999. FAS 131 requires a "management approach" towards identifying and disclosing segment information. Disclosures include information about various products and services, geographic areas in which the Company operates and major customers. Management has not completed its analysis of the effect of FAS
131 on its reportable segments.

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

Effects of the Year 2000
    The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. The Company is addressing this risk to the availability and integrity of financial systems and the reliability of operational systems through a combination of actions. These include the implementation of a new financial and human resource software package that is Year 2000 compliant and a coordinated review of the Year 2000 readiness of key suppliers, financial institutions and others with which it does business. The Company expects to spend approximately $1.6 million in fiscal 1999 principally related to its new financial and human resource software package which will address the Year 2000 issue. See "Special Note Regarding Forward-Looking Information."

Management's Outlook
     The Company has made many advances to strategically position itself for growth utilizing a diversified group of casual dining concepts and growth vehicles including franchising. Ruby Tuesday, with its menu of burgers, ribs, fajitas, chicken, soups, salads and sandwiches, will maintain its aggressive posture. The Mozzarella's American Cafe concept will concentrate primarily on improved sales and profits at existing units. The concept specializes in gourmet pizzas, pastas, soups, salads and sandwiches, with a $9 average check. Tia's the Tex-Mex concept features freshly prepared menu items and offers the Company an attractive opportunity in a high growth segment of the industry.
The Company's focus for Tia's is to improve same-store sales and profits by increasing customer visit frequency and continuing to add new and fresh items to its menu. Management believes that it is positioned to take advantage of growth opportunities well into the future.
     The Company continues to identify potential restaurant owners - internal and external - to become Ruby Tuesday managing partners and franchisees. Approximately one-half of the Company's restaurant managers have a financial stake in the success of their units as internal managing partners. The franchise partner program - the Company's primary domestic franchising program
- allows the Company to become a financial partner with regional operators from the casual-dining industry who are expected to build approximately 10 units each over the next five years in new and existing markets. See "Special Note Regarding Forward-Looking Information."
     In order to facilitate this development, the Company has established a $52.5 million credit facility with several banks which will be used by these franchise partners to help finance their expansion. The Company is a partial guarantor of this credit facility.
     In 1999, the Company will continue to focus on increasing same-store sales, average-unit volume, customer visit frequency, and check average. The Company also plans to further its franchise programs in fiscal 1999 by adding at least six of the top casual dining operators in the country to the growing list of domestic franchise partners, by franchising units located in areas outside of the Company's primary growth markets, and by pursuing further expansion of the international license and franchise program with large and experienced partners in broad geographic territories. The Company anticipates a 10% increase in owned units in existing markets in fiscal 1999, however, there can be no assurance the Company's anticipated growth will occur in fiscal 1999. See "Special Note Regarding Forward-Looking Information."


SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     The foregoing section contains various "forward-looking statements" which represent the Company's expectations or beliefs concerning future events, including the following: statements regarding unit growth (both Company-owned and franchised), future capital expenditures, future borrowings and repayment of debt, payment of dividends and the effects of Year 2000 software failures. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: consumer spending trends and habits; mall-traffic trends; increased competition in the casual dining restaurant market; weather conditions in the regions in which the Company operates restaurants; consumers' acceptance of the Company's development concepts; laws and regulations affecting labor and employee benefit costs; the Company's ability to attract qualified managers and franchisees; and changes in the availability of capital.


RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per-share data)

                                                              For the Fiscal Year Ended
                                                           June 6,     May 31,      June 1,
                                                            1998        1997         1996
Revenues
  Restaurant sales and operating revenues.............. $  709,184  $  654,464   $  618,803
  Franchise revenues...................................      1,902         232
  Other revenues.......................................        334         711        1,331

                                                           711,420     655,407      620,134

Operating costs and expenses:
  Cost of merchandise..................................    194,765     177,835      170,352
  Payroll and related costs............................    228,676     213,323      209,007
  Other................................................    146,655     140,619      134,043
  Selling, general and administrative..................     52,994      42,346       39,139
  Depreciation and amortization........................     39,519      38,560       34,131
  Interest expense net of interest income totaling
    $900 in 1998, $205 in 1997, and $160 in 1996.......      3,780       3,911        4,637
  Loss on impairment of assets.........................                              25,881
  Restructure charges	.................................                               5,257
                                                    	      666,389     616,594      622,447

Income (loss) from continuing operations before
  income taxes.........................................     45,031      38,813       (2,313)

Provision (benefit) for federal and state income taxes.	    15,951      13,768       (1,651)

Income (loss) from continuing operations...............     29,080      25,045         (662)
Loss from discontinued operations, net of
  applicable income taxes..............................	                             (2,222)

Net income (loss)...................................... $   29,080  $   25,045   $   (2,884)

Earnings (loss) per share:
  Basic:
    Continuing operations.............................. $     0.88  $     0.71   $    (0.02)
    Discontinued operations............................                               (0.06)
                                           	            $     0.88  $     0.71   $    (0.08)
  Diluted:
    Continuing operations.............................. $     0.84  $     0.70   $    (0.02)
    Discontinued operations............................                               (0.06)
                                                        $     0.84  $     0.70   $    (0.08)
Weighted average shares:
    Basic..............................................     33,205      35,190       34,626
    Diluted............................................     34,570      35,750       35,377

The accompanying notes are an integral part of the consolidated financial statements.




RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

                                                                       June 6,     May 31,
Assets                                                                   1998        1997
Current assets:
  Cash and short-term investments................................    $   8,291   $   7,608
  Accounts and notes receivables.................................        7,600       4,621
Inventories:
Merchandise......................................................        5,620       6,088
China, silver and supplies.......................................        3,902       3,562
Income tax receivable............................................        1,713       2,178
Prepaid rent.....................................................        2,880       2,736
Other Prepaid expenses...........................................        4,477       3,036
Assets held for disposal.........................................        9,894       1,275
Prepaid income taxes.............................................        2,506       4,388
     Total current assets........................................       46,883      35,492
Property and equipment - at cost:
Land.............................................................       34,665      35,643
Buildings........................................................       62,404      70,163
Improvements.....................................................      188,867     195,034
Restaurant equipment.............................................      128,776     137,830
Other equipment..................................................       39,518      38,284
Construction in progress.........................................       26,245      35,450
                                                                       480,475     512,404
Less accumulated depreciation and amortization...................      170,083     165,640
                                                                       310,392     346,764

Costs in excess of net assets acquired...........................       19,714      20,396

Other assets.....................................................       32,639      16,219

Total assets.....................................................    $ 409,628   $ 418,871

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable...............................................    $  22,570   $  28,828
  Short-term borrowings..........................................       16,220         534
  Accrued liabilities:
    Taxes, other than income taxes...............................       12,748      11,425
    Payroll and related costs....................................       12,731       8,982
    Insurance....................................................        8,928       8,800
    Rent and other...............................................       11,136      10,393
  Current portion of long-term debt..............................          110         102
Total current liabilities........................................       84,443      69,064

Long-term debt...................................................       65,895      78,006

Deferred income taxes............................................        9,728      13,552

Other deferred liabilities.......................................       37,412      34,609

Shareholders' equity:
   Common stock, $0.01 par value; (authorized:  100,000 shares;
     issued: 1998 - 32,787 shares, 1997 - 17,720 shares).........          328         177
   Capital in excess of par value................................        5,250       2,729
   Retained earnings.............................................      207,034     223,399
                                                                       212,612     226,305
   Deferred compensation liability payable in Company stock......        3,155
   Company stock held by deferred compensation plan..............       (3,155)     (2,665)
   Other.........................................................         (462)
                                                                       212,150     223,640
    Total liabilities and shareholders' equity...................    $ 409,628   $ 418,871


The accompanying notes are an integral part of the consolidated financial statements.

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per-share data)


                                        Common                          Capital in               Deferred               Total
                                     Stock Issued    Treasury Stock      Excess of   Retained   Compensation         Shareholders'
                                    Shares  Amount   Shares    Amount    Par Value   Earnings     Liability  Other     Equity
Balance, June 3, 1995.............. 43,644     $436   (9,119) $(137,639)    $84,515   $298,181     $    0   $    0        $245,493
   Net loss........................                                                     (2,884)                             (2,884)
   Shares issued under stock bonus
    and stock option plans.........     84        1      129      1,926       1,663        251                               3,841
   Cash dividends of $0.272 per
    common share...................                                                     (9,377)                             (9,377)
   Purchase of treasury stock, net of changes
    in Deferred Compensation Plan..                      240       (858)                                                      (858)
   Equity transfers to MFC and MHC.                               5,080                (43,952)                            (38,872)
   Retirement of treasury stock.... (8,616)     (86)   8,616    128,542     (84,591)   (43,865)                                  0
   1-for-2 reverse stock split.....(17,514)    (175)                            175                                              0
Balance, June 1, 1996.............. 17,598      176     (134)    (2,949)      1,762    198,354          0             0    197,343
   Net income......................                                                     25,045                              25,045
   Shares issued under stock bonus and stock
    options plans..................    310        3                           4,249                                          4,252
   Purchase of treasury stock, net
    of changes in the Deferred
    Compensation Plan..............   (188)      (2)       7        284      (3,282)                                        (3,000)
Balance, May 31, 1997.............. 17,720      177     (127)    (2,665)      2,729    223,399          0             0    223,640
   Net income......................                                                     29,080                              29,080
   Shares issued under stock bonus
    and stock option plans.........  3,172       32                          20,810                                         20,842
   Cash dividends of $0.045 per
    common share...................                                                     (1,468)                             (1,468)
   Purchase of treasury stock, net
    of changes in Deferred
    Compensation Plan.............. (4,602)     (46)      (7)      (490)    (18,124)   (43,977)                            (62,637)
   Deferred Compensation Plan liability
    payable in Company stock.......                                                                  3,155                   3,155
   Other...........................                                                                               (462)       (462)
   2-for-1 stock split............. 16,497      165     (135)                  (165)                                             0
Balance, June 6, 1998.............. 32,787     $328     (269)   $(3,155)     $5,250   $207,034      $3,155       $(462)   $212,150

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              For the Fiscal Year Ended
                                                           June 6,      May 31,     June 1,
                                                            1998         1997        1996
Operating activities:
 Income (loss) from continuing operations............   $ 29,080     $ 25,045    $    (662)
 Adjustments to reconcile net income (loss) to net...
  cash provided by operating activities:.............
   Loss on impairment of assets......................                               25,881
   Depreciation and amortization.....................     39,519       38,560       34,131
   Amortization of intangibles.......................        729          734          699
   Other, net........................................                               (1,118)
   Deferred income taxes.............................     (1,080)       3,712       (7,157)
   Loss on disposition of assets.....................      2,552          331        2,592
   Changes in operating assets and liabilities:
     Increase in receivables.........................     (2,631)      (2,581)        (282)
     Increase in inventories.........................     (1,040)        (969)      (1,197)
     (Increase)/decrease in prepaid and
      other assets...................................     (3,017)       2,610          721
     Increase in accounts payable,
      accrued and other liabilities..................      4,977        9,456       14,989
     Increase/(decrease) in income taxes payable.....       (397)       2,273       (4,493)
 Cash provided by continuing operations..............     68,692       79,171       64,104
 Cash provided by discontinued operations............                               10,030
Net cash provided by operating activities............     68,692       79,171       74,134
Investing activities:
  Purchases of property and equipment................    (65,750)     (74,049)    (109,164)
  Proceeds from disposal of assets...................        650          818        3,444
  Proceeds from sale of restaurant properties
   to franchisees....................................     34,782
  Proceeds from sale of home office building.........      5,450
  Other, net.........................................     (3,461)      (3,161)      (4,475)
  Discontinued operations investing
     activities, net.................................                              (14,448)
Net cash used by investing activities................    (28,329)     (76,392)    (124,643)
Financing activities:
  Proceeds from long-term debt.......................                   2,000       44,200
  Net change in short-term borrowings................     15,686       (5,467)      (6,637)
  Principal payments on long-term debt and
   capital leases....................................    (12,103)         (95)         (87)
  Proceeds from issuance of stock,
   including treasury stock..........................     20,842        4,252        3,841
  Stock repurchases, net of changes in the
    Deferred Compensation Plan.......................    (62,637)      (3,000)        (858)
  Dividends paid.....................................     (1,468)                   (9,377)
  Discontinued operations financing
     activities, net.................................                               20,609
Net cash provided (used) by financing activities.....    (39,680)      (2,310)      51,691

Increase in cash and short-term
 investments.........................................        683          469        1,182
Cash and short-term investments:
 Beginning of period.................................      7,608        7,139        5,957
 End of period.......................................   $  8,291     $  7,608     $  7,139

Supplemental disclosure of cash flow information-
  Cash paid for:
  Interest (net of amount capitalized)...............   $  5,885     $  3,599     $  4,252
  Income taxes, net..................................   $ 12,224     $  7,783     $  2,605

The accompanying notes are an integral part of the consolidated financial statements.

RUBY TUESDAY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 6, 1998

1. Summary of Significant Accounting Policies

Basis of Presentation
     Ruby Tuesday, Inc. (the "Company") operates three separate and distinct casual dining concepts comprised of Ruby Tuesday, Mozzarella's American Cafe and Tia's Tex-Mex restaurants. The Company also offers franchises for the Ruby Tuesday concept in domestic and international markets. At June 6, 1998, the Ruby Tuesday concept consisted of 315 units concentrated primarily in the Northeast, Southeast, Mid-Atlantic and the Midwest. With 46 establishments, Mozzarella's American Cafe units are primarily located in the Mid-Atlantic, Southeast regions. The Company's newest concept, Tia's Tex-Mex, operates 21 units located in the Southwest, Southeast and Mid-Atlantic regions. Also, as of year-end, there were 49 domestic franchise Ruby Tuesday franchised units concentrated primarily in Florida, Colorado, Arizona, and Kentucky and six Ruby Tuesday restaurants in the Asia Pacific Region.
     Prior to March 9, 1996, the Company was known as Morrison Restaurants Inc. ("Morrison"). Morrison operated three businesses in the foodservice industry. These businesses were organized into two operating groups, the Ruby Tuesday Group, consisting of the Company's casual dining concepts, and the Morrison Group, which was comprised of Morrison's family dining restaurant and health care food and nutrition businesses. Effective March 9, 1996, the shareholders of Morrison approved the spin-off (the "Distribution") of its family dining restaurant and health care food and nutrition businesses to its shareholders. The Distribution resulted in the family dining restaurant and health care food and nutrition businesses operating as two separate stand-alone, publicly-traded companies. In accordance with Accounting Principles Board Opinion No. 30, the financial results of these two businesses are reported as discontinued operations. For accounting purposes, the Distribution was reflected as if it occurred on March 2, 1996, the last day of the Company's third quarter of fiscal 1996. As part of the Distribution, Morrison reincorporated in Georgia and changed its name to Ruby Tuesday, Inc.
     The accompanying consolidated financial statements have been prepared to reflect the operations of the family dining restaurant and health care food and nutrition businesses as discontinued operations for 1996 as if the Company's casual dining restaurant operations had operated as a stand-alone entity. Thus all disclosures, except for the information relating to discontinued operations as presented in Note 2 of Notes to the Consolidated Financial Statements, relate to continuing operations only.

Fiscal Year
     The Company's fiscal year ends on the first Saturday following May
30. The fiscal year ended June 6, 1998, was comprised of 53 weeks, and the fiscal years ended May 31, 1997 and June 1, 1996 were comprised of 52 weeks.

Cash and Short-Term Investments
     The Company's cash management program provides for the investment of excess cash balances in short-term money market instruments. Short-term investments are stated at cost, which approximates market value. The Company considers marketable securities with a maturity of three months or less when purchased to be short-term investments.

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

Intangible Assets
     Excess of costs over the fair value of net assets acquired of purchased businesses generally is amortized on a straight-line basis over 40 years. At June 6, 1998 and May 31, 1997, accumulated amortization for costs in excess of net assets acquired was $6.7 million and $6.0 million, respectively.

Advertising Costs
     The Company generally expenses advertising costs as incurred. Advertising expense as a percentage of revenues ranged from 1.5% to 1.8% for fiscal years 1998, 1997, and 1996.

Fair Value of Financial Instruments
     The Company's financial instruments at June 6, 1998 and May 31, 1997 consisted of cash and short-term investments, Deferred Compensation Plan investments, notes receivable, short-term borrowings, long-term debt, and interest rate swap agreements. The fair value of these financial instruments approximated the carrying amounts reported in the Consolidated Balance Sheets.

Franchise Revenues
     Franchise development and license fees received are recognized when all material services have been substantially performed by the Company and the restaurant has opened for business. Franchise royalties (based on a percentage of monthly sales), support service fees, and marketing fees are recognized as income on the accrual basis. Costs associated with franchise operations are expensed as incurred.

Earnings Per Share
     In the third quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). This statement requires the Company to disclose diluted earnings per share, which includes the dilutive effect of stock options, in addition to basic earnings per share. Basic earnings per share have been computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during each year presented. Diluted earnings per share have been computed by dividing net earnings (loss) by the weighted average number of common shares outstanding plus the dilutive effect of options outstanding during the applicable periods. The dilutive effect of the Company's stock options increased the diluted weighted average shares outstanding by 1,365,000, 560,000, and 751,000 for fiscal years 1998, 1997, and 1996 respectively. All earnings per share amounts have been presented, and where appropriate, restated to conform to FAS 128 requirements.
     The Company effected a two-for-one stock split in the form of a stock dividend paid on May 8, 1998 to shareholders of record on April 17, 1998. All shares and share-related data have been restated from their original presentation to give effect to the stock split.

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

2.  Discontinued Operations
     As previously mentioned, in fiscal 1996, Morrison distributed the common stock of its family dining restaurant business (Morrison Fresh Cooking, Inc., or "MFC") and its health care contract food and nutrition business (Morrison Health Care, Inc., or "MHC") to its shareholders. The financial results of the two businesses are reported as discontinued operations in the accompanying consolidated financial statements.
     The condensed results presented below include an allocation of general expenses of Morrison, such as legal, data processing and interest, on a specific identification method, where appropriate. Management believes the allocation methods used are reasonable. Condensed results of the discontinued operations are as follows:
(In Thousands)
                                                Fiscal Year Ended
                                                      1996

     Revenues.........................             $ 370,439
     Loss before benefit for
       income taxes...................             $  (2,434)
     Benefit for income taxes.........                  (212)

     Net loss.........................             $  (2,222)

     Included in the 1996 loss before benefit for income taxes is a charge of $23.7 million for costs associated with asset impairment and restructuring.
     As a result of the Distribution, the Company does not have any ownership interest in either MFC or MHC. Prior to the Distribution, the Company entered into agreements with both MFC and MHC governing certain operating relationships among the Company, MFC and MHC subsequent to the Distribution including (i) an agreement providing for assumptions of liabilities and cross-indemnities to allocate responsibilities for liabilities arising out of or in connection with business activities prior to the Distribution; (ii) a tax indemnity agreement which provides that none of the three companies will take any action that would jeopardize the intended tax free consequences of the Distribution; (iii) a tax allocation agreement to the effect that MFC and MHC will pay their respective shares of the Company's consolidated tax liability for the tax years that MFC and MHC were included in the Company's consolidated federal income tax return; (iv) a shared services agreement pursuant to which each of the three companies agreed to provide to the other parties certain services, subject to certain conditions, on an "as needed" basis;
(v) intellectual property license agreements which provided for the licensing of rights currently owned by the Company to the three companies; and (vi) an agreement providing for the allocation of employee benefit rights and responsibilities among the three companies.


3.Impairment of Long-Lived Assets/Restructure Charges
     In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." A pre-tax charge of $25.9 million was recorded of which $3.9 million, the difference between fair value and net realizable value of the impaired assets, resulted from the adoption of FAS 121. The $25.9 million charge was comprised of the following: impairment on 16 units approved for closure within one year by the Board of Directors on January 10, 1996, ($10.0 million); impairment on in-unit computer equipment ($0.8 million) and write-offs resulting from management's decision to abandon an information technology plan ($3.8 million) approved by the Board of Directors on the same date; and impairment on units remaining open ($11.3 million).
     The Board approved the closing of ten Ruby Tuesday, four Mozzarella's American Cafe and two Tia's Tex-Mex restaurants based on management's review of negative cash flow and operating loss units and other considerations. The expected loss on the disposal of the long-lived assets of these units was $10.0 million (net of an assumed salvage value of $0.9 million). Included in this amount is $0.6 million which represents the goodwill associated with two Tia's units to be closed. Subsequently, a decision was made to keep two of the units open because of operational improvements at those units. During fiscal 1997, the remaining 14 units were closed.
     Prior to the initiation of the Distribution, Morrison was undertaking an information technology project intended, among other things, to update or replace certain accounting and human resource systems for all of Morrison. Upon initiation of the intended Distribution, management commenced a project by project review of the information technology plan. Upon completion of its review, management decided to abandon certain projects in development, including the project to update or replace certain accounting and human resource systems. In connection therewith, the Company instituted a plan to dispose of certain in-unit computer equipment and replace that equipment with computers more technologically advanced. Accordingly, in fiscal 1996 the Company recorded a charge of $3.8 million for the write-off of the information technology projects and $0.8 million for the remaining carrying value of certain in-unit computer equipment.
     Negative cash flow and operating loss units not recommended for closure were also reviewed for impairment. Management believed these units might have been impaired based upon poor operating performance. Accordingly, management estimated the undiscounted future cash flows to be generated by these units and determined that certain of them would not likely generate net cash flows in excess of carrying value. Based upon third quarter fiscal 1996 operating and cash flow results, two additional units were identified as impaired. Accordingly, the charge of $11.3 million was recorded to reduce the carrying value of the impaired assets (including the two units identified during the third quarter) to their estimated fair value, as determined by using discounted estimated future cash flows. Future cash flows were estimated based on management judgment. Thus, actual cash flows could vary from such estimates.
     In addition to the write-down of fixed assets on the units to be closed, the Company accrued charges not included above of $3.4 million relating to the settlement of the related lease obligations. The remaining cost accrued for lease settlements was $2.3 million and $1.8 million at June 6, 1998 and May 31, 1997 respectively.
     Other charges of $1.8 million were also recorded during fiscal
1996. These charges consisted of estimated professional and other fees incurred in connection with the Distribution ($1.3 million); severance pay for staff reductions expected during the quarter ($0.2 million) and miscellaneous other asset write-offs ($0.3 million). Professional fees and severance pay approximating the amounts accrued were paid prior to the end of fiscal 1996.

4. Franchising
     During fiscal 1998, the Company entered into a series of agreements with five franchise partners which provided, among other things, for the sale of 46 units in Florida (29 units), Colorado (ten units) and Arizona (seven units). These units are currently operating as Ruby Tuesday restaurants under separate franchising agreements. In connection with the sale of these units, the Company received an aggregate sales price of
$47.3 million of which $34.8 million was paid in cash.   The remaining
$12.5 million was paid in the form of notes bearing interest at rates ranging from 8-10% and due through 2013. The Company has recorded a valuation allowance of $2.2 million for these notes. The sale of these units, after consideration of the allowance, resulted in a minimal pre-tax gain.
     Concurrently with the sale of the 46 Ruby Tuesday units, the Company also entered into development agreements with the franchise partners whereby the franchise partners will open Ruby Tuesday restaurants in their respective areas over the next five to nine years. Deferred development fees associated with all franchisees including those referred to above totaled $0.8 million as of June 6, 1998.


5. Long-Term Debt
     Long-term debt consists of the following:

(In Thousands)
                                                        Fiscal Year
                                                     1998          1997
Revolving credit facility                        $  15,000     $  27,000
Term notes payable to banks                         50,000        50,000
Other long-term debt                                 1,005         1,108
                                                    66,005        78,108
Less current maturities                                110           102
                                                 $  65,895     $  78,006


Annual maturities of long-term debt at June 6, 1998 are as follows
(In Thousands):
1999                      $          110
2000                                 121
2001                              65,132
2002                                 143
2003                                 155
Subsequent years                     344
Total                     $       66,005


     The Company has a five-year credit facility with several banks which allows the Company to borrow up to $100.0 million under various short-term interest rate options. The $100.0 million credit facility is comprised of a $50.0 million five-year interest only term note and a $50.0 million five-year revolving credit facility. Commitment fees equal to 0.1875% per annum are payable quarterly on the unused portion of the revolving credit facility. At June 6, 1998, the Company had $15.0 million of borrowings outstanding with various banks under the revolving credit facility at interest rates approximating 6.11% per annum. Such borrowings (with maturities up to 90 days) have been classified as long-term based on the Company's ability and intent to refinance such borrowings on a long-term basis under the revolving facility.
     The credit facility contains certain restrictions on incurring additional indebtedness and certain funded debt, net worth, and fixed charge coverage requirements. At June 6, 1998, retained earnings in the amount of $32.1 million were available for distribution under the debt restrictions.
     The Company has entered into three interest rate swap agreements with notional amounts aggregating $75.0 million. The swap agreements fix the interest rate on an equivalent amount of the Company's debt to rates ranging from 5.73% to 6.03% for periods up to five years. The Company terminated a previous interest rate swap agreement during fiscal 1996 and received approximately $1.7 million in cash. The gain on that interest rate swap agreement is being amortized to interest expense over the previously remaining life of the swap agreement. The balance of the unamortized interest was approximately $1.0 million and $1.4 million at June 6, 1998 and May 31, 1997, respectively.
     In addition, at June 6, 1998, the Company had committed lines of credit amounting to $20.0 million and non-committed lines of credit amounting to $15.0 million with several banks at various interest rates approximating 5.89% and 6.14% at June 6, 1998 and May 31, 1997. All of these lines are subject to periodic review by each bank and may be canceled by the Company at any time. The Company utilized its lines of credit to meet operational cash needs during fiscal year 1998.
Borrowings on these lines of credit were $16.2 and $0.5 million at June 6, 1998 and May 31, 1997, respectively.
     Interest expense capitalized in connection with financing additions to property and equipment amounted to approximately $0.9 and $1.2 million for the years ended June 6, 1998 and May 31, 1997, respectively.

6.  Leases
     Various operations of the Company are conducted in leased premises. Initial lease terms expire at various dates over the next 21 years and may provide for escalation of rent during the lease term. Most of these leases provide for additional contingent rents based upon sales volume and contain options to renew (at adjusted rentals for some leases).
     At June 6, 1998, the future minimum lease payments, including guaranteed residual values, under operating leases for the next five years and in the aggregate are as follows:

(In Thousands)
1999                               $  37,934
2000                                  36,304
2001                                  34,173
2002                                  52,165
2003                                  31,799
Subsequent years                     192,813
Total minimum lease payments       $ 385,188


     Future minimum sub-lease payments to be received for the next five years and in the aggregate under noncancelable sub-lease agreements are as follows:

(In Thousands)
1999                               $   3,598
2000                                   3,339
2001                                   3,092
2002                                   2,847
2003                                   2,785
Subsequent years                      19,695
Total minimum sub-lease payments   $  35,356

Rental expense pursuant to operating leases is summarized as follows:

(In Thousands)
                             1998        1997       1996
Minimum rent               $36,288     $36,813    $33,930
Contingent rent              3,490       2,421      2,195
                           $39,778     $39,234    $36,125

    	During fiscal 1998, the Company entered into a $40.0 million master operating lease agreement for the purpose of leasing new free-standing units and a new Restaurant Support Center. An operating lease agreement will be entered into for each facility providing for an initial lease term of five years with two five-year renewal options. The lease will also provide for substantial residual value guarantees and include purchase options at the lessor's original cost of the properties. During 1998, the Company entered into leases for 20 units (nine of which opened in 1998) and the new Maryville, Tennessee Restaurant Support Center at an aggregated original cost to the lessor of approximately $27.6 million. Lease commitments applicable for such leases entered into are included in the commitment amounts presented above.


7. Income Taxes
     The components of income tax expense (benefit) are as follows:


(In Thousands)

                      1998      1997      1996
Current:
  Federal         $  13,898 $   7,953 $   4,323
  State               3,133     2,103     1,183
                      7,031    10,056     5,506
Deferred:
  Federal              (953)    3,167    (5,949)
  State                (127)      545    (1,208)
                     (1,080)    3,712    (7,157)
                  $  15,951 $  13,768 $  (1,651)


     Deferred tax assets and liabilities are comprised of the following:


(In Thousands)

                                        1998       1997
Deferred tax assets:
  Employee benefits                $    8,336  $   8,022
  Insurance reserves                    3,935      4,107
  Escalating rents                      4,601      4,398
  Acquired net operating losses         2,193      2,202
  Bad debt reserve                        848
  Restructuring and FAS 121 reserves    1,270        699
  Deferred development fees               432
  Deferred gain on sale leaseback of
     Mobile, Alabama office building      305
  Unit closing reserve                    106        755
  Other                                 1,453        834
Total deferred tax assets              23,479     21,017

Deferred tax liabilities:
  Depreciation                         26,686     27,569
  Assets held for disposal                975
  Prepaid deductions                      998        741
  Retirement plans                        765        422
  Other                                 1,277      1,449
Total deferred tax liabilities         30,701     30,181
Net deferred tax liability         $   (7,222) $  (9,164)


     At June 6, 1998, the Company had net operating loss carryforwards for tax purposes of approximately $5.6 million as a result of the acquisition of Tias, Inc., which expire through 2005. The Company's net operating loss carryforwards are subject to an annual limitation due to the change in ownership of the acquired company. Management does not believe a valuation allowance is necessary.

     A reconciliation from the statutory federal income tax expense (benefit) to the reported income tax expense is as follows:




(In Thousands)

                                     1998        1997        1996
Statutory federal income taxes   $  15,761   $  13,585   $    (810)
State income taxes, net of
  federal income tax benefit         1,954       1,721         (68)
Tax credits                         (1,146)     (1,220)     (1,349)
Other, net                            (618)       (318)        576
                                 $  15,951   $  13,768   $ 	(1,651)

     The effective income tax rate (benefit) was 35.4%, 35.5%, and
(71.4)% in 1998, 1997, and 1996, respectively.   The high effective tax
benefit rate for 1996 is attributable to the tax credits which were available to the Company.


8.  Employee Benefit Plans
     Salary Deferral Plan - Under the Ruby Tuesday, Inc. Salary Deferral Plan, each eligible employee may elect to make pre-tax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings. Employees contributing a pre-tax contribution of at least 2% may elect to make after-tax contributions not in excess of 10% of annual earnings. The Company contribution to the Plan is based on the employee's pre-tax contribution and years of service. The Company contributes 20% of the employee's pre-tax contribution after three years of service, 30% after ten years of service and 40% after 20 years of service. The Company's contributions to the trust fund approximated $0.2 million for each of 1998, 1997, and 1996.
     Deferred Compensation Plan - The Company maintains the Ruby Tuesday, Inc. Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan except that, in 1998, the Plan was amended to allow for 100% deferral of annual earnings including bonus. The Company does not provide a matching contribution on pre-tax contributions in excess of the dollar limit under Section 402(g) of the Internal Revenue Code. The Company's contributions under the Plan approximated $0.1 million for each of 1998, 1997, and 1996. Company assets earmarked to pay benefits under the Plan are held by a rabbi trust. Assets and liabilities of a rabbi trust must be accounted for as if they are assets or liabilities of the Company, therefore, all earnings and expenses are recorded in the Company's financial statements. The Plan's assets and liabilities, which approximated $13.6 million and $10.8 million in 1998 and 1997, respectively, are included in Other Assets and Other Liabilities in the Consolidated Balance Sheets, except for the investment in Ruby Tuesday common stock and the related liability payable in Ruby Tuesday common stock which are reflected in Shareholders' Equity in the Consolidated Balance Sheets.
     Retirement Plan - The Company, along with MFC and MHC, sponsors the Morrison Restaurants Inc. Retirement Plan. Effective December 31, 1987, the Plan was amended so that no additional benefits will accrue and no new participants will enter the Plan after that date. Participants receive benefits based upon salary and length of service. Certain responsibilities involving the administration of the Plan are jointly shared by each of the three companies. No contribution was made in 1998, 1997, or 1996.
     Executive Supplemental Pension Plan - Under the Ruby Tuesday, Inc. Executive Supplemental Pension Plan, employees with an average annual compensation of at least $120,000 and who have completed five years in a qualifying position become eligible to earn supplemental retirement income based upon salary and length of service, reduced by social security benefits and amounts otherwise receivable under the Retirement Plan. Expenses under the Plan approximated $0.9 million, $1.0 million, and $0.6 million for 1998, 1997, and 1996, respectively.
     Management Retirement Plan - Under the Ruby Tuesday, Inc. Management Retirement Plan, individuals actively employed by the Company as of June 1, 1989, or thereafter, who have 15 years of credited service and whose average annual compensation equals or exceeds $40,000, become participants. Participants will receive benefits based upon salary and length of service, reduced by social security benefits and benefits payable under the Retirement Plan. Expenses under the Plan approximated $0.2 million, $(0.7) million, and $0.3 million in 1998, 1997, and 1996, respectively.
     To provide a source for the payment of benefits under the Executive Supplemental Pension Plan and the Management Retirement Plan, the Company owns whole-life insurance contracts on some of the participants. The cash value of these policies net of policy loans is $4.9 million at June 6, 1998. The Company maintains a rabbi trust to hold the policies and death benefits as they are received.
     The following table details the components of pension expense, the funded status and amounts recognized in the Company's Consolidated Financial Statements for the Management Retirement Plan, the Executive Supplemental Pension Plan, and the Retirement Plan. Amounts presented are in thousands.

                                                    Assets Exceed               Accumulated Benefits Exceed Assets-
                                                 Accumulated Benefits-             Executive Supplemental Pension
                                                   Retirement Plan              Plan and Management Retirement Plan
                                             1998        1997        1996         1998        1997        1996
Components of pension expense (income):
 Service cost.........................    $           $           $            $   123     $    43     $    96
 Interest cost........................        337         329         334          740         207         525
 Actual return on plan assets.........     (1,018)       (661)       (787)
 Amortization and deferral............        630         313         497          287          90         294
                                          $   (51)    $   (19)    $    44      $ 1,150     $   340     $   915

Plan assets at fair value............     $ 7,883     $ 4,730     $ 4,502      $     0     $     0     $     0
Actuarial present value of
   projected benefit obligations:
   Accumulated benefit obligations:
    Vested............................      6,929       4,286       4,432        8,241       7,315       7,479
    Nonvested.........................                                           1,017         109          63
   Provision for future salary
     increases........................                                           1,638       1,964       1,960
Total projected benefit obligations...      6,929       4,286       4,432       10,896       9,388       9,502

Excess (deficit) of plan assets over
 projected benefit obligations........        954         444          70      (10,896)     (9,388)     (9,502)
Unrecognized net (gain) loss..........        (76)        318         607        1,843         703         235
Unrecognized prior service cost.......                                             502         671         840
Unrecognized net transition obligation        259         324         389          836         939       1,510
Additional minimum liability..........                                          (1,543)       (643)     (1,164)
Prepaid (accrued) pension cost........    $ 1,137     $ 1,086     $ 1,066      $(9,258)    $(7,718)   $ (8,081)

     Amounts recorded to recognize the minimum liability required for defined benefit pension plans whose accumulated benefits exceed assets amounted to $1.5 million in 1998 and $0.6 million in 1997. A corresponding amount was recognized as an intangible asset to the extent of unrecognized prior service cost and unrecognized transition obligation. At June 6, 1998, $0.8 million of excess minimum liability resulted in a reduction of shareholders' equity, net of income taxes, of $0.5 million. There was no corresponding reduction of shareholders' equity in 1997.
     The Retirement Plan's assets include common stock, fixed income securities, short-term investments and cash. The weighted-average discount rate for all three plans was 7.50%, 8.25%, and 7.75% for 1998, 1997, and 1996, respectively. The rate of increase in compensation levels for the Executive Supplemental Pension Plan and Management Retirement Plan was 4% for all three years. The expected long-term rate of return on plan assets for the Retirement Plan was 10% for all three years.


9.  Capital Stock, Options and Bonus Plans
     Preferred Stock-Under its Certificate of Incorporation, the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of June 6, 1998.
     The Ruby Tuesday, Inc. 1996 Stock Incentive Plan - The Ruby Tuesday, Inc. 1996 Stock Incentive Plan is an amendment and restatement of the Morrison Restaurants Inc. 1992 Stock Incentive Plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has complete discretion to determine participants and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plan have been at the prevailing market value at the time of grant. At June 6, 1998, the Company had reserved a total of 2,201,000 shares of common stock for this Plan.
     The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors - The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors is a continuation of the similarly titled 1994 Morrison plan. Under this plan, non-employee directors have the opportunity to defer the receipt of their retainer fees or to allocate their retainer fees to the purchase of shares of the Company. The Plan provides that the directors must use 60% of their retainer to purchase shares of the Company if they have not attained a specified level of ownership of shares of Company common stock. Each director purchasing stock receives additional shares equal to 15% of the shares purchased and three times the total shares in options which after six months are exercisable for five years from the grant date. All options awarded under the Plan have been at the prevailing market value at the time of grant. A Committee, appointed by the Board, administers the Plan on behalf of the Company. At June 6, 1998, the Company had reserved 180,000 shares of common stock for the Plan.
     The Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan - The Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan is an amendment and restatement of the similarly titled 1993 Morrison plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has full authority in its discretion to determine the officers and key employees to whom Stock Incentives are granted and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plan have been at the prevailing market value at the time of grant. At June 6, 1998, the Company had reserved a total of 2,981,000 shares of common stock for this Plan.
     In March 1996, the number and exercise price of all outstanding options were adjusted for the Distribution and the concurrent reverse one-for-two split of the Company shares. In May 1998, the number and exercise price of all outstanding options were adjusted for the stock dividend declared by the Company to recordholders of Company common stock on May 8, 1998, pursuant to which one additional share was issued for every share held.
     In addition to the above plans, stock options are outstanding under a terminated plan, the Ruby Tuesday, Inc. Stock Bonus and Non-Qualified Stock Option Plan, which was effective from 1986 to 1992. Options to purchase 411,000 shares remain outstanding under the terms of the Plan at June 6, 1998.
     The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock options. In contrast to the intrinsic value based method employed by APB 25, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123") utilizes a fair value based method. FAS 123 requires the use of option valuation models developed for estimating the fair value of traded options which are fully transferable and have no vesting restrictions. Option valuation models also utilize highly subjective assumptions such as expected stock price volatility. Changes in the assumptions can materially impact the fair value estimate and, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options. Since the Company has elected to account for its employee stock options in accordance with APB 25, the required pro forma disclosures as if the option valuation models were used are presented below in accordance with FAS 123.
     All stock options are awarded at the prevailing market rate on the date of grant; therefore, under the intrinsic value method employed by APB 25, no compensation expense is recognized. For purposes of FAS 123 disclosure, the estimated fair value of the options is expensed over the vesting period of the options. Fair value was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997, and 1996:

                                       1998       1997       1996
Risk-free interest rate                 5.75%      6.00%      6.00%
Expected dividend yield              .00-.69%       .00%       .00%
Stock price volatility factor          0.412      0.373      0.373
Expected life of options (in years)      3-7        3-7        3-7

     If the Company had adopted FAS 123 in accounting for its stock options granted in fiscal years 1998, 1997 and 1996, its net income and earnings per share would approximate the pro forma amounts below (in thousands except for per share data):

                         1998               1997                  1996
                      As      Pro        As       Pro         As        Pro
                   Reported  Forma    Reported   Forma     Reported    Forma
Net income (loss)  $29,080  $26,194   $25,045   $22,331    $(2,884)   $(4,671)
Earnings per share:
  Basic           $   0.88  $  0.79   $  0.71   $  0.63    $ (0.08)   $ (0.13)
  Diluted         $   0.84  $  0.76   $  0.70   $  0.62    $ (0.08)   $ (0.13)


     The following table summarizes the activity in options under these stock option plans:


(In Thousands Except Per-Share Data)    Number of Shares Ubder Option


                                   Weighted         Weighted          Weighted
                                   Average          Average           Average
                                   Exercise         Exercise          Exercise
                             1998   Price     1997    Price     1996   Price
Beginning of year.......    5,526   $ 8.87    4,930   $ 8.74    5,390   $ 7.75

Adjustment due to the
 Distribution and
 reverse stock split....                                       (2,736)  $ 7.42
Granted................. 	    518   $12.87    1,338   $ 8.90    2,680   $ 9.28
Exercised	..............   (1,024)  $ 8.76     (312)  $ 5.44     (174)  $ 5.07
Forfeited...............     (226)  $ 9.23     (430)  $ 8.90     (230)  $10.31
End of year.............	   4,794   $ 9.31    5,526   $ 8.87    4,930   $ 8.74
Exercisable.............	   1,533   $ 8.64    1,766   $ 8.51    1,616   $ 7.86

Outstanding options'
 prices	................    $ 4.62-$15.28      $ 4.35-$15.29    $ 4.05-$15.29
Exercised options'
 prices.................    $ 4.62-$14.22      $ 4.05-$ 8.55    $ 3.81-$ 7.05
Granted options'
 prices.................    $10.75-$13.50      $ 8.07-$10.63    $ 6.81-$11.75

Weighted avg. fair value
 of options granted
 during the year........        $ 4.27             $ 3.30           $ 1.88

The weighted average remaining contractual life of the options outstanding at June 6, 1998 was 3.03 years.



10. Commitments and Contingencies
     At June 6, 1998, the Company was committed under letters of credit of $7.1 million issued primarily in connection with its workers' compensation and casualty insurance programs.
     The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or consolidated financial position.

11. Subsequent Event
     During May and June 1998, the Company entered into a series of agreements with three franchisees. These agreements provide, among other things, for the sale of four Florida, three Minnesota, and six in New York. The closing of the sale of these units, expected to occur in the first quarter of 1999, is subject to various conditions, including the transfer of liquor licenses, third party consents and availability of financing. Upon completion of the sale, the 13 units will be operated as Ruby Tuesday restaurants under separate franchising agreements and the Company will receive an aggregate purchase price of $16.5 million, of which approximately $9.5 - $10.5 million will be paid in cash. The remaining amount will be in the form of interest bearing notes due through 2009. The sale of these units, anticipated to close late in the first quarter of fiscal 1999, is expected to result in a pre-tax gain. Fiscal 1998 revenues from these 13 units totaled $26.5 million, with operating profits of $1.5 million.
     The Company also entered into development agreements with the franchisees whereby each of them will open a minimum of nine franchise restaurants in their respective areas over the next five to six years.
For these development rights, fees totaling $0.3 million will be paid to the Company upon the completion of certain financing arrangements.

12.  Supplemental Quarterly Financial Data (Unaudited)
     Quarterly financial results for the years ended June 6, 1998 and May 31, 1997, are summarized below. All quarters are composed of 13 weeks, except for the quarter ended June 6, 1998, which includes 14 weeks.


(In Thousands Except Per-Share Data)
                                                 For The Year Ended June 6, 1998:
        		                         FIRST      SECOND       THIRD      FOURTH
                                  QUARTER     QUARTER     QUARTER     QUARTER     TOTAL
Revenues              		         $174,099    $170,283    $181,602    $185,436   $711,420

Gross profit*                    $ 33,460    $ 31,402    $ 38,596    $ 37,866   $141,324

Income before income taxes       $  9,854    $  7,333    $ 14,187    $ 13,657   $ 45,031
Provision for income taxes          3,474       2,612       5,026       4,839     15,951

Net income                       $  6,380    $  4,721    $  9,161    $  8,818   $ 29,080

Earnings per share:
  Basic                          $   0.19    $   0.14    $   0.28    $   0.27   $   0.88
  Diluted                        $   0.18    $   0.13    $   0.27    $   0.26   $   0.84


(In Thousands Except Per-Share Data)
                                                 For The Year Ended May 31, 1997
                                   FIRST      SECOND       THIRD      FOURTH
                                  QUARTER     QUARTER     QUARTER     QUARTER     TOTAL
Revenues                         $157,282    $156,318    $172,605    $169,202   $655,407

Gross profit*                    $ 28,261    $ 27,956    $ 34,807    $ 32,606   $123,630

Income before income taxes       $  8,509    $  6,116    $ 12,771    $ 11,417   $ 38,813
Provision for income taxes          3,020       2,170       4,536       4,042     13,768
Net income                       $  5,489    $  3,946    $  8,235    $  7,375   $ 25,045

Earnings per share:
  Basic                          $   0.16    $   0.11    $   0.23    $   0.21   $   0.71
  Diluted                        $   0.15    $   0.11    $   0.23    $   0.21   $   0.70

* The Company defines gross profit as revenue less cost of merchandise, payroll and related costs, and other operating costs and expenses.

     Ruby Tuesday, Inc. common stock is publicly traded on the New York Stock
Exchange under the ticker symbol RI. The following table sets forth the reported high and low prices of the common stock adjusted for the stock dividend referred to in Note 9 of Notes to Consolidated Financial Statements and cash dividends paid thereon for each quarter during fiscal 1998 and 1997.

      Fiscal Year Ended June 6, 1998              Fiscal Year Ended May 31, 1997
                             Per Share                                     Per Share
     	                         Cash                                          Cash
Quarter     High     Low     Dividends          Quarter     High    Low    Dividends
First      $13.91  $10.50        _              First     $11.44  $ 9.69      _
Second     $14.25  $12.63        _              Second    $11.00  $ 7.69      _
Third      $13.25  $12.10      $0.045           Third     $ 9.50  $ 8.13      _
Fourth     $17.78  $12.82        _              Fourth    $10.88  $ 8.57      _

     On June 30, 1998, the Company's Board of Directors declared a semi-annual cash dividend of $0.045 per share payable on July 31, 1998, to shareholders of record on July 10, 1998. As of July 30, 1998, these were approximately 6,220 holders of record of the Company's common stock.

Report of Independent Auditors


Shareholders and Board of Directors
Ruby Tuesday,  Inc. and Subsidiaries

       We have audited the accompanying consolidated balance sheets of Ruby Tuesday, Inc. and Subsidiaries as of June 6, 1998 and May 31, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended June 6, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ruby Tuesday, Inc. and Subsidiaries at June 6, 1998 and May 31, 1997, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended June 6, 1998, in conformity with generally accepted accounting principles.

      As discussed in Note 3 to the consolidated financial statements, in fiscal 1996, the Company changed its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of.


/s/ Ernst & Young LLP
Birmingham, Alabama
June 23, 1998