Form 10-K/A, Exhibit 13
period 1998-06-06
RUBY TUESDAY INC
filed 1999-01-26
CIK 68270

                                          RUBY TUESDAY, INC. AND SUBSIDIARIES
                                                 SUMMARY OF OPERATIONS
                                          (In thousands except per-share data)


                                                      Fiscal Year
                                    1998        1997       1996        1995        1994

Revenues                         $711,420    $655,407    $620,134    $515,312    $459,039
Income (loss) from continuing
 operations before income taxes  $ 45,031    $ 38,813    $ (2,313)*  $ 16,112**   $27,814
Provision for income taxes         15,951      13,768      (1,651)      5,027       9,707

Income (loss) from continuing
 operations                        29,080      25,045        (662)     11,085      18,107

Income (loss) from discontinued
 operations, net of applicable
 income taxes                                              (2,222)     51,086***   26,577

Net income (loss)                $ 29,080    $ 25,045    $ (2,884)   $ 62,171    $ 44,684
Earnings (loss) per share:
 Basic:
   Continuing operations         $   0.88    $   0.71    $  (0.02)    $  0.32    $   0.50
   Discontinued operations                                  (0.06)       1.47        0.74
                                 $   0.88    $   0.71    $  (0.08)    $  1.79    $   1.24
 Diluted:
   Continuing operations         $   0.84    $   0.70    $  (0.02)    $  0.31    $   0.49
   Discontinued operations                                  (0.06)       1.42        0.71
                                 $   0.84    $   0.70    $  (0.08)    $  1.73    $   1.20
Weighted average common and
   common equivalent shares:
     Basic                         33,205      35,190      34,626      34,643      35,973
     Diluted                       34,570      35,750      35,377      35,922      37,367

All fiscal years are composed of 52 weeks except for 1998 which is composed of 53 weeks.
Weighted average shares and all per-share data for years prior to the stock split have been restated from their original presentation to give effect to the 2-for-1 stock split which occurred in fiscal year 1998 and the 1-for-2 stock split which occurred in fiscal year 1996.
Other financial data:
  Total assets                   $409,628    $418,871    $381,116    $484,051    $408,453
  Long-term debt                 $ 65,895    $ 78,006    $ 76,108    $ 32,003    $  5,467
  Shareholders' equity           $212,150    $223,640    $197,343    $245,493    $221,136
  Cash dividends per share
   of common stock               $   0.05    $   0.00    $   0.27    $   0.35    $   0.33

* Includes a pre-tax charge of $25.9 million recognized as a result of the implementation of FAS 121 and other asset impairment charges and a $5.3 million restructure charge.
** Includes a pre-tax loss of $19.7 million recognized upon the decision to phase out the L&N Seafood Grill concept.
*** Includes a pre-tax gain of $46.8 million ($25.8 million net of tax) realized upon the sale of certain business and industry contracts and assets.
