Form 10-K, Exhibit 13
period 1999-06-06
RUBY TUESDAY INC
filed 1999-08-30
CIK 68270

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General
  Ruby Tuesday, Inc. owns and operates three casual dining restaurant concepts: Ruby Tuesday, American Cafe, and Tia's Tex-Mex. Additionally, the Company franchises its Ruby Tuesday concept in selected domestic and international markets. As of June 6, 1999, the Company owned and operated 403 restaurants including 335 Ruby Tuesday, 45 American Cafe and 23 Tia's Tex-Mex restaurants, located in 32 states. Franchise operations included 78 domestic units located in eleven states and seven international units located in the Asian Pacific Region and Chile.

  For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following should be read in conjunction with the Consolidated Financial Statements and related Notes found on pages 24 to 40.

Results of Operations
  The following table sets forth selected restaurant operating data as a percentage of revenues for the periods indicated. All information is derived from the Consolidated Financial Statements of the Company included elsewhere in this Annual Report.

                                       1999     1998     1997
Company restaurant sales               99.3%    99.7%   100.0%
Franchise revenues                      0.7      0.3      0.0
  Total revenues                      100.0    100.0    100.0
Operating costs and expenses:
 (As a percentage of Company
  restaurant sales):
   Cost of merchandise                 27.4     27.5     27.1
   Payroll and related costs           32.0     32.2     32.6
   Other                               20.4     20.7     21.5
 (As a percentage of Total revenues):
   Selling, general and
     administrative                     6.9      7.4      6.5
   Depreciation and amortization        5.5      5.6      5.9
   Interest expense, net                0.4      0.5      0.6
Total operating costs and expenses     92.1     93.7     94.1

Income before income taxes              7.9      6.3      5.9
Provision for income taxes              2.8      2.2      2.1
Net income                              5.1%     4.1%     3.8%

                                     15

Fiscal 1999 Compared to Fiscal 1998
Overview
  During fiscal 1999, the Company opened 44 Ruby Tuesday and two
Tia's Tex-Mex restaurants while closing five Ruby Tuesday restaurants and one American Cafe. In addition, the Company sold 19 Ruby Tuesday restaurants to several domestic franchise partners for aggregate consideration of $11.4 million in cash and $11.9 million in the form of promissory notes due through 2014 bearing interest at rates ranging from 9.5% to 10%. The sale of these units resulted in a pre-tax gain of $3.1 million which is included in other operating costs and expenses. Concurrently with the sale of the Ruby Tuesday units, the Company also entered into a franchise agreement for each restaurant and a development agreement with the franchise partners whereby the partners agree to open varying numbers of Ruby Tuesday restaurants over the next five to nine years in their respective areas. During 1999, eight new Ruby Tuesday franchise units were opened by franchisees pursuant to development agreements. As a result of franchise deals and unit closings, the Company recorded asset impairment charges of $2.9 million during fiscal 1999 which is also included in other operating costs and expenses.
  In addition to continuing to open Company-owned restaurants, the Company plans to increase the number of domestic franchised units to approach a 50/50 mix of Company-owned to franchised units over the next five years. To this end, subsequent to June 6, 1999, the Company entered into letters of intent with four potential franchisees providing, among other things, for the sale of 34 Ruby Tuesday restaurants in fiscal 2000. The sales of these units, if effected on the terms of the letters of intent, are expected to result in a pre-tax gain of approximately $9.5 million.

Revenues
  The Company's revenues increased to $722.3 million in fiscal 1999 from $711.4 million in fiscal 1998. The 1.5% revenue increase was the result of increased same-store sales (2.0% for the Ruby Tuesday concept) resulting from an emphasis on combo promotions causing a slight average check increase. In conjunction with the new menus introduced during 1999, the Company focused on its combination platters which not only increased gross profit, but also allowed the Company to benefit from volume purchases of large quantities of singular items. Also contributing to the increase was the net addition of 40 new units during the year. In addition, franchise revenues increased $2.8 million as a result of increased royalties and license fees due to growth of the domestic franchise partner program. These increases were offset by the reduction in revenues resulting from the sale of 19 Ruby Tuesday restaurants to franchisees and the additional week in fiscal 1998.

Operating Profits
  Pre-tax income increased $12.2 million in fiscal 1999 to $57.2 million. This increase resulted from the revenue increase of $10.9 million as previously discussed, coupled with reductions in other expense categories, as discussed below.
  Payroll and related costs, as a percentage of Company restaurant sales, decreased 0.2% due to decreased management and hourly turnover. The decreased turnover in management labor is attributable to the development of the WOW-U training facility at the Maryville, Tennessee Restaurant Support Service Center and the utilization of additional selection tools during the interview process. WOW-U, which was completed in late fiscal 1998, serves as the training facility for the Company's restaurant managers. The training includes both educational and team building activities in a relaxed environment. The decrease in hourly turnover was the result of continued focus on the Company's certified trainer program and the implementation of a newly developed six-step interview process.
  Other operating expenses decreased 0.3% as a percentage of Company restaurant sales. Rent and leasing decreased due to the sale of higher occupancy cost units to franchise partners and the continued shift toward lower occupancy cost, free standing units. This decrease was partially offset by the increased use of the synthetic leasing program which is discussed in the Liquidity and Capital Resources section which follows.
  Selling, general and administrative expenses decreased 0.5% as a percentage of total revenues. The decrease was the result of reductions in coupon redemption and administrative costs related to the Company's local store marketing program (the
                                     16

"Neighborhood Introduction Program") due to planned reductions in the use of the program. Also contributing to the decrease was an increase in marketing fees resulting from continued growth in the Company's franchising program. Franchisees pay a fee, based on a percentage of revenues, to help fund the Company's marketing efforts. This income is expected to increase as the franchising program expands.
  Income tax expense increased 0.6% as a percentage of total revenues. The effective income tax rate for 1999 was 36.2% as compared to 35.4% in 1998. The increase resulted from the Company's increased emphasis on its franchising program for which the Company does not receive any tax credits. The Company anticipates that any future increase in the effective tax rate resulting from increased franchise operations will be offset by reduced state taxes arising from certain tax planning strategies.


Fiscal 1998 Compared to Fiscal 1997
Overview
  During fiscal 1998, the Company opened 38 Ruby Tuesday restaurants, one American Cafe, and one Tia's Tex-Mex while closing two Ruby Tuesday and three American Cafe restaurants. In addition, the Company sold 46 Ruby Tuesday units to several domestic franchisees for aggregate consideration consisting of $34.8 million in cash and $12.5 million in the form of promissory notes bearing interest at rates ranging from 8% to 10%. Concurrent with the sale of the 46 units, the Company also entered into development agreements whereby the franchisees agreed to open restaurants in their respective areas over the next five to nine years. The Company also continued its development of franchise programs through the opening of four international franchise units during the year.

Revenues
  The Company's revenues increased to $711.4 million in fiscal 1998 from $655.4 million in fiscal 1997. The 8.5% revenue increase was the result of an additional week in fiscal 1998 coupled with increased same-store sales and the net addition of 35 units during the year (not taking into account units sold to franchisees) comprised of net additions of 36 Ruby Tuesday restaurants and one Tia's Tex-Mex, offset by a net reduction to the American Cafe concept of two restaurants. This increase was offset by the reduction in revenue which resulted from the sale of 46 units to franchisees. Same-store sales in fiscal 1998 increased 2.8% for the Ruby Tuesday concept. Same-store sales for American Cafe and Tia's Tex-Mex were also positive for the year.

Operating Profits
  Pre-tax income increased $6.2 million in fiscal 1998 to $45.0 million. The increase in pre-tax income is the result of increased sales due to increased same-store sales for all concepts and the addition of new units coupled with the cost changes discussed below.
  Cost of merchandise as a percentage of Company restaurant sales increased 0.4% due to a change in menu strategy. During the year, various menu promotions were run which featured high cost, high gross profit food items.
  Payroll and related costs decreased 0.4% as a percentage of Company restaurant sales in fiscal 1998. The decrease resulted from a reduction in hourly labor as a percentage of Company restaurant sales due to increased average unit volumes and reduced turnover. In addition, payroll taxes decreased as a result of a reduction in state unemployment tax rates. Finally, workers' compensation expense as a percentage of Company restaurant sales decreased as a result of favorable claims experience.
  Other operating expenses decreased 0.8% as a percentage of Company restaurant sales due to a decrease in supplies expense resulting from the elimination of paper cocktail napkins and silverware wrappers and a decrease in glassware breakage. Rent and leasing also decreased as a result of the sale of certain high occupancy cost units to franchisees and a continuing shift towards lower occupancy cost, free standing units.
  Selling, general and administrative expenses increased 0.9% as a percentage of total revenues. The increase resulted from additional local store marketing in fiscal 1998, including coupon redemptions associated with the Company's "Neighborhood Introduction Program" which began in the third quarter of fiscal 1997. Also, during fiscal 1998, the Company recognized costs associated with the start-up of its domestic and international franchise programs.
                                17

  Depreciation and amortization decreased 0.3% as a percentage of total revenues due to the sale of 46 units to franchisees which had higher unit depreciation costs and due to higher average unit volumes resulting from positive same-store sales, and new unit openings that generated higher sales volumes than in the previous year.
  The effective tax rate remained relatively constant in fiscal 1998 as compared to fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow
  Cash provided by operating activities was $86.0 million in fiscal
1999 and exceeded capital expenditures by approximately $13.4 million. Proceeds from the issuance of stock pursuant to stock option exercises provided $22.0 million of cash. Cash provided by the sale of restaurant properties to franchisees totaled $11.4 million. Additional borrowings under the Company's credit facilities provided $3.4 million of cash. Pursuant to the Company's financial strategy approved by the Board during fiscal 1994, $45.9 million of the Company's stock was reacquired during fiscal 1999 with cash provided by the above sources. Additionally, dividends of $2.9 million were paid during fiscal 1999.

Capital Expenditures
  The Company requires capital principally for new restaurants, equipment replacement and remodeling of existing units. Property and equipment expenditures for fiscal 1999 were $72.6 million for new units, capital projects on existing units and information technology projects. In addition, $45.6 million was reimbursed to the Company for new unit construction under its synthetic operating lease program. During fiscal 1999, 44 Ruby Tuesday and two Tia's Tex-Mex restaurants were opened. Capital expenditures for fiscal 2000 are budgeted to be $84.2 million which the Company intends to fund with cash provided by operating activities and cash received in conjunction with the sales of units to franchisees. Expenditures for units to be leased by the Company under synthetic operating leases are budgeted to be $45.2 million for fiscal 2000. Planned Company-owned openings for fiscal 2000 include 42-46 Ruby Tuesday and three-four Tia's Tex-Mex restaurants. There can be no assurance, however, that the Company will be able to open the projected number of restaurants in fiscal 2000 or invest the projected amount of money in capital expenditures and lease commitments. See "Special Note Regarding Forward-Looking Statements."

Borrowings and Credit Facilities
  At June 6, 1999, the Company had committed lines of credit amounting to $12.2 million and non-committed lines of credit amounting to $15.0 million with several banks at various interest rates approximating 5.18%. All of these lines are subject to periodic review by each bank and may be canceled by the Company at any time. The Company utilized its lines of credit to meet operational cash needs during fiscal years 1999 and 1998.  Borrowings on these lines of credit were $8.7 million and
$16.2 million at June 6, 1999 and 1998, respectively.  In addition to these lines of credit, the Company has a five-year credit facility with several banks which allows the Company to borrow up to $100.0 million
under various interest rate options.   The $100.0 million credit facility
is comprised of a $50.0 million five-year term note and a $50.0 million five-year revolving credit facility. The Company had $76.0 million and
$65.0 million of borrowings outstanding under this agreement at June 6,
1999 and 1998, respectively. As of June 6, 1999, the interest rate associated with this facility approximated 5.4%. The credit facility provides for certain restrictions on incurring additional indebtedness, payment of dividends, and certain covenants regarding funded debt, net worth, and fixed charge coverage requirements.
  The Company has entered into five interest rate swap agreements with notional amounts aggregating $125.0 million. The swap agreements effectively fix the interest rate on an equivalent amount of the
Company's debt and floating-rate lease obligations to rates ranging from 5.79% to 6.25% for periods up through December 7, 2003.
  During fiscal 1998, the Company entered into a $40.0 million master operating lease agreement for the purpose of leasing new free-standing units and a new Restaurant Support Services Center. This agreement was amended in October, 1998 to provide for total funding of $80.0 million and to
                                    18
change the agreement date to October 2, 1998.  On June 3, 1999 the
Company entered into an additional $45.0 million master operating lease agreement also for the purpose of leasing new free-standing units. Under both master agreements, an operating lease agreement is entered into for each facility providing for an initial lease term of five years from the applicable agreement date with two five-year renewal options. The leases will also provide for substantial residual value guarantees and include purchase options at the lessor's original cost of the properties. As of June 6, 1999, the Company has entered into leases for 44 units (30 of which were open at June 6, 1999) and the Maryville, Tennessee Restaurant Support Services Center at an aggregated original cost to the lessor of approximately $73.2 million ($45.6 and $27.6 million in 1999 and 1998, respectively).
  During fiscal 2000, the Company expects to fund operations, capital expansion, the repurchase of common stock, and the payment of dividends from operating cash flows, proceeds from sales of units to franchisees, bank lines of credit, the five-year revolving line of credit, and through operating leases. (See Note 3 of Notes to Consolidated Financial
Statements for a further discussion of borrowings and credit facilities.) Long-term debt increased a net $10.9 million in 1999 due to increased utilization of the revolving credit facility while short-term borrowings under bank lines of credit decreased $7.5 million. The Company anticipates a net increase of debt in fiscal 2000 of approximately $10.0 million. A larger increase in debt could result if actual cash flows from operations are lower than currently anticipated or if capital expenditures exceed budgeted amounts. See "Special Note Regarding Forward-Looking Statements."

Guarantee of Indebtedness of Others
  As part of its domestic franchising program, the Company has negotiated with various lenders a $52.5 million credit facility to assist franchise partners with operational cash flow requirements. The Company, as sponsor of the credit facility, serves as partial guarantor for the draws made on this revolving line-of-credit facility. As of June 6, 1999, the amount guaranteed by the Company on the facility was $10.0 million.

Working Capital
  The Company's working capital deficiency and current ratio as of June 6, 1999 were $31.9 million and 0.6:1, respectively. The Company typically carries current liabilities in excess of current assets because cash (a current asset) generated from operating activities is reinvested in capital expenditures (a long-term asset).

Dividends
  During fiscal 1997, the Board of Directors approved a dividend policy as an additional means of returning excess capital to its shareholders. This policy calls for payment of semi-annual dividends of $.045 per share. In accordance with this policy, the Company paid dividends of $2.9 million in fiscal 1999. The payment of a dividend in any particular future period and the actual amount thereof remain, however, at the discretion of the Board of Directors and no assurance can be given that dividends will be paid in the future as currently anticipated. See "Special Note Regarding Forward-Looking Statements." In addition, the Company's credit facilities contain certain limitations on the payment of dividends. See Note 3 of Notes to Consolidated Financial Statements for more information.

KNOWN EVENTS, UNCERTAINTIES AND TRENDS

Financial Strategy and Stock Repurchase Plan
  The Company employs a financial strategy which utilizes a prudent amount of debt to minimize its weighted average cost of capital while allowing financial flexibility and the equivalent of an investment-grade (BBB)
bond rating.  This financial strategy sets a target debt-to-capital ratio of no more than 60%, including operating leases.  The strategy also provides for repurchasing Company stock whenever cash flow exceeds funding requirements while maintaining the target capital structure. During fiscal 1999, the Company purchased 2.6 million shares of Company common stock at a total purchase price of $45.9 million under its stock repurchase program. During fiscal 1999, the Company's Board of Directors authorized the repurchase of an additional 6.5 million shares of Company common stock.
After taking into account repurchases made during fiscal 1999 and the
                                    19
additional authorization, the total number of remaining shares authorized to be repurchased as of June 6, 1999 was approximately
7.3 million.

Franchising and Development Agreements
  Subsequent to June 6, 1999, the Company entered into letters of intent with four potential franchise partners. These letters of intent provide, among other things, for the sale of 22 units in Michigan, nine in Illinois, and three in Indiana. The closing of these sales, expected to occur in the third quarter of fiscal 2000, is subject to the negotiation of definitive agreements and various conditions, including the transfer of liquor licenses, third party consents, and availability of financing. If these sales are completed as contemplated by the letters of intent, the 34 units will be operated as Ruby Tuesday restaurants under separate franchising agreements, and the Company will receive an aggregate sales price of $53.3 million, of which approximately $40.0 million - $46.0 million will be paid in cash. The remaining amounts will be in the form of interest bearing notes due through fiscal 2011. The sales of these units are expected to result in a pre-tax gain of approximately $9.5 million. As of June 6, 1999, 28 of the 34 units to be sold were open.
The remaining six are expected to open by the end of the second quarter of fiscal 2000. Fiscal 1999 revenues from the 28 units in operation totaled $51.2 million, with operating profits of $5.1 million.

Disclosures About Market Risk
  The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its debt and floating-rate lease obligations, by entering into interest rate swap agreements. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The level of floating-rate debt not fixed by swap agreements was not significant during the year, and management does not expect a significant increase in these amounts in 2000. Accordingly, the Company does not presently believe it has material exposure to potential, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

New Accounting Standards
  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which is effective for the Company beginning in fiscal 2002. FAS 133 requires recognition of all derivatives as either assets or liabilities on the balance sheet measured at fair value. The Company utilizes interest rate swap agreements to manage interest rate exposure. The Company is currently studying the expected impact of FAS 133 on the consolidated financial statements, but anticipates this impact to be insignificant.
  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which is effective for the Company beginning in fiscal 2000. SOP 98-1 requires the capitalization of certain costs incurred to develop or obtain internal-use software. The Company's policy is to capitalize these costs and, accordingly, the Company does not expect SOP 98-1 to have a material effect upon adoption.
  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting the Costs of Start-Up Activities" ("SOP 98-5"), which is effective for the Company beginning in fiscal 2000. SOP 98-5 requires such costs to be expensed as incurred and reported as a cumulative effect of a change in accounting principle in the year of adoption. The Company does not anticipate the impact of SOP 98-5 to be material since unit start-up costs are already being expensed as incurred.

Impact of Inflation
  Historically, the Company has been able to recover inflationary cost increases to items such as food and beverages through increased menu prices. There have been, and there may be in the future, delays in the implementation of such menu price increases. Competitive pressures may also limit the Company's ability to recover such cost increases in their entirety.
                                    20

Historically, the effect of inflation on the Company's net income has not been materially adverse.

Effects of the Year 2000
  The Company recognizes the need to ensure that its operations, as well as those of third parties with whom the Company conducts business, will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. The Company is addressing this risk to the availability and integrity of financial systems and the reliability of operational systems through a combination of actions including the implementation, upgrading, and enhancing of new financial, payroll, and human resource software packages that are Year 2000 compliant and a coordinated review of the Year 2000 readiness of key suppliers, financial institutions, and others with which it does business.
  The Company continues to make great strides towards ensuring that its information technology and other systems and third party vendor systems will be Year 2000 compliant. The telecommunications systems at both the Maryville and Mobile Restaurant Support Centers have been replaced with systems that are certified to be Year 2000 compliant and are currently being used.
  With regard to information technology, the Company has implemented a new client-server platform for its financial, payroll and human resources systems at its support centers and regional offices. The Company activated the financial system in October, 1998 and the payroll and human resource systems in March, 1999. These systems have been successfully tested through Year 2043. The Company intends to upgrade and further enhance the installed software to a version certified to be Year 2000 compliant. Current expectations are that this certified version will be fully implemented and operational for both the financial and payroll and human resource systems by the end of October, 1999. In addition, older systems in the individual restaurants have already been replaced by new systems which are Year 2000 compliant.
  The Company has compiled a list of third party vendors who are being monitored continuously regarding their compliance with Year 2000 issues. The vendors identified are being requested to provide a representation to the Company when they become Year 2000 compliant. Currently, there are several vendors which are still completing their implementations of Year 2000 compliant systems. At the present time, the Company expects that all its major vendors will be Year 2000 compliant by calendar year end. Accordingly, the Company does not expect its operations to be materially adversely affected.
  The Company has incurred approximately 83% of the total estimated $6.6 million to be spent on converting, upgrading and enhancing systems which address, among other priorities, the Year 2000 issue. The majority of these costs relate to the new financial, payroll and human resource software packages. Funds have been, and will continue to be, provided by income from continuing operations. The computer systems in the restaurants and the telecommunications systems for the Company were scheduled to be replaced as a result of Company growth and not as a direct result of Year 2000 issues.
  The most significant risk to the Company with regard to the Year 2000 issue is that the systems placed in service by the Company and/or its vendors will not be fully operational by the end of calendar year 1999. This could adversely impact the day to day operations of the Company. However, it is the Company's belief that all of its systems will be Year 2000 compliant by the end of October, 1999. As discussed above, although there are several vendors not acknowledging Year 2000 compliance at this time, the Company currently does not anticipate any material problems with its major vendors. The Company believes at this time that no changes in its current major vendors will be required; however, as the end of calendar year 1999 approaches, the Company will begin identifying alternative vendors for major vendors not Year 2000 compliant. Although the Company does not expect that alternate vendors will be necessary, the Company also does not anticipate any difficulty in locating alternative vendors if necessary. Based on progress to date as described above, the Company does not believe that its operations will be materially impacted by the Year 2000 problems.
                                    21
Management's Outlook
  The Company continues to strategically position itself for growth via a diversified group of casual dining concepts and through the continuing emphasis on its franchising and partnering programs. Ruby Tuesday, with its menu that features fun-to-eat food, large portions, and a wide variety, including a signature salad bar, burgers, ribs, fajitas, chicken, soups and sandwiches, will maintain its aggressive posture. The American Cafe concept will concentrate primarily on improved sales at existing units. This concept specializes in gourmet pizzas and pastas, signature soups and salads, sandwiches and classic dishes from across the country, with a $10 average check. The Tia's concept with freshly prepared menu items featuring an array of Tex-Mex favorites including handmade tortillas and plentiful combination platters, offers the Company an attractive opportunity in a high growth segment of the industry. The Company plans to develop three to four new Tia's Tex-Mex restaurants in fiscal 2000 and focus on increasing frequency and continuing to add new and fresh items to its menu. Additionally, for all its concepts, in fiscal 2000 the Company will continue its focus on improving same-store sales, average-unit volume, customer frequency, and check average through constant improvement of guest service, food quality, and appealing promotions. Also, the Company is committed to continually finding ways to reduce team turnover through the use of the WOW-U training facilities for managers and the new six-step interview process for hourly employees. The Company strongly believes good teams and low turnover are essential to the success of its business.
  The Company continues to identify potential restaurant owners - internal and external - to become partners. Internally, approximately one-half of the Company's restaurant managers have a financial stake in the success of their units as internal managing partners. Externally, the Company currently has fifteen domestic Ruby Tuesday franchise partners and signed letters of intent with four others as previously discussed. In addition to operating existing restaurants, these agreements provide for the development of new restaurants in the partners' respective regions over the next five to nine years. The domestic franchising program provides the Company with the opportunity to have restaurants operating outside its priority growth markets. Current business plans include increasing the number of franchised restaurants to approach a 50/50 mix of Company-owned to franchised units over the next five years. See "Special Note Regarding Forward-Looking Information."
  Internationally, the Company is continually developing relationships with existing and potential franchisees. To this end, the Company's plans which call for approximately six to ten openings in fiscal 2000 and the continuous identification of potential new franchisees in targeted areas around the world.


SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
  The foregoing section contains various "forward-looking statements" which represent the Company's expectations or beliefs concerning future events, including the following: statements regarding unit growth (both Company-owned and franchised), future capital expenditures, future borrowings and repayment of debt, payment of dividends and the effects of Year 2000 software failures. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: consumer spending trends and habits; mall-traffic trends; increased competition in the casual dining restaurant market; weather conditions in the regions in which the Company operates restaurants; consumers' acceptance of the Company's development concepts; laws and regulations affecting labor and employee benefit costs; the Company's ability to attract qualified managers and franchisees; the state of Year 2000 readiness of the Company's major vendors; and changes in the availability of capital.
                                    22

RUBY TUESDAY, INC. AND SUBSIDIARIES
SUMMARY OF OPERATIONS
(In thousands except per-share data)

                                                                        Fiscal Year
                                                1999          1998          1997        1996            1995

System-wide revenues		                    $    841,059  $    758,803  $   660,776   $  620,134     $   515,312
Revenues		                                $    722,338  $    711,420  $   655,407   $  620,134     $   515,312
Income (loss) from continuing operations before
    income taxes		                        $     57,208  $     45,031  $    38,813   $   (2,313)*   $    16,112**

Provision (benefit) for income taxes            20,694        15,951       13,768       (1,651)          5,027

Income (loss) from continuing operations		$     36,514  $     29,080  $    25,045   $     (662)    $    11,085

Income (loss) from discontinued operations, net
    of applicable income taxes		                                                        (2,222)         51,086***

Net income (loss)		                       $     36,514   $    29,080  $    25,045   $   (2,884)    $    62,171
Earnings (loss) per share:
  Basic:
    Continuing operations		               $       1.13   $      0.88  $      0.71   $    (0.02)    $      0.32
    Discontinued operations		                                                            (0.06)           1.47
                                          $       1.13   $      0.88  $      0.71   $    (0.08)    $      1.79
  Diluted:
    Continuing operations		               $       1.08   $      0.84  $      0.70   $    (0.02)    $      0.31
    Discontinued operations	                                                             (0.06)           1.42
                                          $       1.08   $      0.84  $      0.70   $    (0.08)    $      1.73
Weighted average common and
    common equivalent shares:
    Basic                                       32,387        33,205       35,190       34,626          34,643
    Diluted                                     33,764        34,570       35,750       35,377          35,922

All fiscal years are composed of 52 weeks except for 1998 which is composed of 53 weeks.

Weighted average shares and all per-share data for years prior to a stock split have been restated from their original presentation to give effect to the 2-for-1 stock split which occurred in fiscal year 1998 and the 1-for-2 stock split which occurred in fiscal year 1996.

In fiscal 1996, the Company (then named  Morrison Restaurant, Inc.) distributed the common stock of its family dining restaurant business (Morrison Fresh Cooking,
Inc.) and its health care contract food and nutrition business (Morrison Management
Specialists, Inc. formerly Morrison Health Care, Inc.) to its shareholders.  The financial results of the two spun-off businesses are reported as discontinued operations.

Other financial data:
    Total assets		                       $    430,815   $   409,628   $   418,871   $  381,116      $  484,051
    Long-term debt		                     $     76,767   $    65,895   $    78,006   $   76,108      $   32,003
    Shareholders' equity		               $    221,801   $   212,150   $   223,640   $  197,343      $  245,493
    Cash dividends per share of
      common stock		                     $       0.09   $     0.045   $      0.00   $     0.27      $     0.35

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

                                   23

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per-share data)

                                                       For the Fiscal Year Ended
                                                    June 6,      June 6,      May 31,
                                                     1999         1998         1997
Revenues:
  Restaurant sales and operating revenues        $  716,307   $  709,184   $  654,464
  Franchise revenues                                  4,709        1,902          232
  Other revenues                                      1,322          334          711
                                                    722,338      711,420      655,407
Operating costs and expenses:
  Cost of merchandise                               196,341      194,765      177,835
  Payroll and related costs                         229,949      228,676      213,323
  Other                                             146,723      146,655      140,619
  Selling, general and administrative                49,865       52,994       42,346
  Depreciation and amortization                      39,390       39,519       38,560
  Interest expense net of interest income totaling
    $1,691 in 1999, $900 in 1998, and $205 in 1997    2,862        3,780        3,911
                                                    665,130      666,389      616,594

Income before income taxes                           57,208       45,031       38,813
Provision for income taxes                           20,694       15,951       13,768
Net income                                       $   36,514   $   29,080   $   25,045

Earnings per share:
  Basic                                          $     1.13   $     0.88   $     0.71
  Diluted                                        $     1.08   $     0.84   $     0.70

Weighted average shares:
  Basic                                              32,387       33,205       35,190
  Diluted                                            33,764       34,570       35,750


The accompanying notes are an integral part of the consolidated financial statements.

                                    24

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

                                                              June 6,     June 6,
                                                               1999        1998
Assets
Current assets:
  Cash and short-term investments                          $   9,117   $   8,291
  Accounts and notes receivables                               5,406       7,600
  Inventories:
    Merchandise                                                5,599       5,620
    China, silver and supplies                                 3,923       3,902
  Income tax receivable                                        2,544       1,713
  Prepaid rent                                                 3,039       2,880
  Prepaid income taxes                                         2,165       2,506
  Other prepaid expenses                                       4,692       4,477
  Assets held for disposal                                    15,725       9,894
    Total current assets                                      52,210      46,883
Property and equipment - at cost:
  Land                                                        38,913      34,665
  Buildings                                                   76,040      62,404
  Improvements                                               186,673     188,867
  Restaurant equipment                                       130,722     128,776
  Other equipment                                             47,396      39,518
  Construction in progress                                    23,589      26,245
                                                             503,333     480,475
  Less accumulated depreciation and amortization             185,842     170,083
                                                             317,491     310,392
Cost in excess of net assets acquired, net                    19,037      19,714
Other assets                                                  42,077      32,639

Total assets                                               $ 430,815   $ 409,628

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                                         $  27,605   $  22,570
  Short-term borrowings                                        8,720      16,220
  Accrued liabilities:
    Taxes, other than income taxes                            11,256      12,748
    Payroll and related costs                                 13,283      12,731
    Insurance                                                  9,379       8,928
    Rent and other                                            13,789      11,136
  Current portion of long-term debt                              126         110
    Total current liabilities                                 84,158      84,443

Long-term debt                                                76,767      65,895
Deferred income taxes                                          6,653       9,728
Deferred escalating minimum rents                             12,025      11,719
Other deferred liabilities                                    29,411      25,693

Shareholders' equity:
  Common stock, $0.01 par value; (authorized:  100,000 shares;
    issued: 1999 - 32,017 shares, 1998 - 32,787 shares)          320         328
  Capital in excess of par value                               4,049       5,250
  Retained earnings                                          218,007     207,034
                                                             222,376     212,612
  Deferred compensation liability payable in Company stock     2,887       3,155
  Company stock held by deferred compensation plan            (2,887)     (3,155)
  Accumulated other comprehensive income                        (575)       (462)
                                                             221,801     212,150
Total liabilities and shareholders' equity                 $ 430,815   $ 409,628

The accompanying notes are an integral part of the consolidated financial statements.

                                    25

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per-share data)


                                              Company Stock Held                                        Accumulated
                                                  by Deferred     Capital in               Deferred        Other          Total
                         Common Stock Issued   Compensation Plan   Excess of   Retained  Compensation  Comprehensive   Shareholders'
                          Shares     Amount     Shares   Amount    Par Value   Earnings    Liability       Income         Equity
Balance, June 1, 1996     17,598      $176       (134)   $(2,949)    $1,762    $198,354    $    0        $    0          $197,343
  Net income                                                                     25,045                                    25,045
  Shares issued under stock
    bonus and stock
    option plans             310         3                            4,249                                                 4,252
  Stock repurchases,
    net of changes in the
    Deferred Compensation
    Plan                    (188)       (2)         7        284     (3,282)                                               (3,000)
Balance, May 31, 1997     17,720       177       (127)    (2,665)     2,729     223,399          0             0          223,640
  Net income                                                                     29,080                                    29,080
  Minimum pension liability
    adjustment, net of taxes of $299                                                                        (462)            (462)
  Comprehensive Income                                                                                                     28,618
  Shares issued under stock
    bonus and stock
    options plans          3,172        32                           20,810                                                20,842
  Cash dividends of $0.045
    per common share                                                             (1,468)                                   (1,468)
  Stock repurchases, net
    of changes in the
    Deferred Compensation
    Plan                  (4,602)      (46)        (7)      (490)   (18,124)    (43,977)                                  (62,637)
  Deferred Compensation
    Plan liability payable
    in Company stock                                                                         3,155                          3,155
  2-for-1 stock split     16,497       165       (135)                 (165)                                                    0
Balance, June 6, 1998     32,787       328       (269)    (3,155)     5,250     207,034      3,155          (462)         212,150
  Net income                                                                     36,514                                    36,514
  Minimum pension liability
    adjustment, net of taxes of $73                                                                         (113)            (113)
  Comprehensive Income                                                                                                     36,401
  Shares issued under stock
    bonus and stock
    option plans           1,802        18                           22,026                                                22,044
  Cash dividends of $0.09
    per common share                                                             (2,940)                                   (2,940)
  Stock Repurchases       (2,572)      (26)                         (23,227)    (22,601)                                  (45,854)
  Changes in Deferred
    Compensation Plan                             41         268                              (268)                             0
Balance, June 6, 1999     32,017      $320      (228)    $(2,887)    $4,049    $218,007     $2,887         $(575)        $221,801

The accompanying notes are an integral part of the consolidated financial statements.

                                    26

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

                                                          For the Fiscal Year Ended
                                                     June 6,      June 6,       May 31,
                                                       1999         1998          1997
Operating activities:
  Net income                                        $ 36,514     $ 29,080    $  25,045
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  Depreciation and amortization                       39,390       39,519       38,560
  Amortization of intangibles                            727          729          734
  Deferred income taxes                               (2,545)      (1,080)       3,712
  Loss on impairment and disposition of assets           328        2,552          331
  Changes in operating assets and liabilities:
    Decrease/(increase) in receivables                   309       (2,631)      (2,581)
    Increase in inventories                             (140)      (1,040)        (969)
    (Increase)/decrease in income tax receivable        (831)        (397)       2,273
    (Increase)/decrease in prepaid and other assets     (548)      (3,017)       2,610
    Increase in accounts payable,
      accrued and other liabilities                   12,803        4,977        9,456
Net cash provided by operating activities             86,007       68,692       79,171

Investing activities:
  Purchases of property and equipment                (72,582)     (65,750)     (74,049)
  Proceeds from disposal of assets                     2,095          650          818
  Proceeds from sale of restaurant properties
    to franchisees                                    11,399       34,782
  Proceeds from sale of home office building                        5,450
  Other, net                                          (2,731)      (3,461)      (3,161)
Net cash used by investing activities                (61,819)     (28,329)     (76,392)

Financing activities:
  Proceeds from long-term debt                        16,000                     2,000
  Net change in short-term borrowings                 (7,500)      15,686       (5,467)
  Principal payments on long-term debt and
    capital leases                                    (5,112)     (12,103)         (95)
  Proceeds from issuance of stock,
    including treasury stock                          22,044       20,842        4,252
  Stock repurchases, net of changes in the
    Deferred Compensation Plan                       (45,854)     (62,637)      (3,000)
  Dividends paid                                      (2,940)      (1,468)
Net cash used by financing activities                (23,362)     (39,680)      (2,310)

Increase in cash and short-term investments              826          683          469
Cash and short-term investments:
  Beginning of period                                  8,291        7,608        7,139
  End of period                                     $  9,117     $  8,291     $  7,608

Supplemental disclosure of cash flow information-Cash paid for:
  Interest (net of amount capitalized)              $  4,750     $  5,885     $  3,599
  Income taxes, net                                 $ 17,812     $ 12,224     $  7,783

The accompanying notes are an integral part of the consolidated financial statements.

                                    27

RUBY TUESDAY, INC. AND SUSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies
Basis of Presentation
  Ruby Tuesday, Inc. (the "Company") operates three casual dining concepts comprised of Ruby Tuesday, American Cafe and Tia's Tex-Mex restaurants. The Company also offers franchises for the Ruby Tuesday concept in domestic and international markets. At June 6, 1999, the Ruby Tuesday concept consisted of 335 units concentrated primarily in the Northeast, Southeast, Mid-Atlantic and the Midwest. The American Cafe concept has 45 units which are primarily located in the Mid-Atlantic, and Southeast regions. Tia's Tex-Mex operates 23 units located in the Southwest, Southeast, and Mid-Atlantic regions. Also, as of year-end, there were 78 domestic Ruby Tuesday franchise units located in eleven states and seven international Ruby Tuesday franchise units located in the Asia Pacific Region and Chile.

Fiscal Year
  The Company's fiscal year ends on the first Sunday following May 30. Prior to fiscal 1999, the Company's fiscal year ended on the first Saturday following May 30. The fiscal years ended June 6, 1999 and May 31, 1997, were comprised of 52 weeks, and the fiscal year ended June 6, 1998 was comprised of 53 weeks.

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

Pre-Opening Expenses
  Salaries, personnel training costs, and other expenses of opening new facilities are charged to expense as incurred.

Intangible Assets
  The excess of cost over the fair value of net assets acquired of purchased businesses generally is amortized on a straight-line basis over 40 years. At June 6, 1999 and 1998, accumulated amortization for cost in excess of net assets acquired was $7.4 million and $6.7 million, respectively.

Advertising Costs
  The Company generally expenses advertising costs as incurred.
Advertising expense totaled $7.5 million, $12.7 million, and $10.2 million for fiscal years 1999, 1998, and 1997, respectively.

Fair Value of Financial Instruments
  The Company's financial instruments at June 6, 1999 and 1998 consisted of cash and short-term investments, Deferred Compensation Plan investments, notes receivable, short-term borrowings, long-term debt, and interest rate swap agreements. The fair value of these financial instruments approximated the carrying amounts reported in the Consolidated Balance Sheets with the exception of Ruby Tuesday stock held by the Deferred Compensation Plan which is included in shareholders' equity at cost. Estimates of the fair value of the financial instruments are based upon current market conditions, quoted market prices, and present values of future cash flows.

Franchise Revenues
  Franchise development and license fees received are recognized when all material services have been substantially performed by the
Company and the restaurant has opened for business. Franchise royalties (based on a percentage of monthly sales) are recognized as franchise revenue on the accrual basis.  Support service fees and marketing fees charged to franchisees are included in selling,
                                   28
general and administrative expenses as an offset to the related costs incurred by the Company to provide these services. Costs associated with franchise operations are expensed as incurred.

Refranchising Gains (Losses)
  Refranchising gains (losses), included in other operating costs and expenses, include gains or losses on sales of restaurants to franchise partners. All direct costs associated with the refranchising are included in the calculation of the gain or loss. Upon making the decision to sell a restaurant to a franchise partner, the restaurant is reclassified to Assets Held For Disposal at the lower of book value or fair market value and any anticipated loss is immediately recognized. When the sale occurs, any loss not previously recognized is recorded concurrently with the sale. The Company generally defers any gain up to the amount of the note received in conjunction with the transaction. Gains in excess of the notes are recognized currently.

Earnings Per Share
  Earnings per share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during each year presented. Diluted earnings per share gives effect to options outstanding during the applicable periods. The dilutive effect of the Company's stock options increased the diluted weighted average shares outstanding by 1,377,000, 1,365,000, and 560,000 for fiscal years 1999,
1998, and 1997, respectively.

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

Impairment of Long-Lived Assets
  The Company reviews underlying assets related to each of its restaurants for impairment when circumstances indicate the carrying amount may not be recoverable. Impairment charges, included in other operating costs and expenses, totaled $2.9 million and $0.4 million for fiscal years 1999 and 1998, respectively. Such charges principally relate to units sold to franchisees and for other units which have been closed.

Comprehensive Income
  During fiscal 1998, the Company adopted FAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying of comprehensive income and its components. Comprehensive income consists of net income and adjustments to the minimum pension liability and is shown as a separate component in the Consolidated Statements of Shareholders' Equity.

Segment Reporting
  In 1999, the Company adopted FAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This statement requires companies to report financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria of the statement. For purposes of applying this statement, the Company considers its three restaurant concepts and franchising operations as similar and has aggregated them.

Use of Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
                                    29

2. Franchising
  The Company's domestic franchise program currently includes fifteen franchise partners whom it considers to be the nation's top restaurant operators. In conjunction with this program, the Company has sold Ruby Tuesday restaurants to these franchise partners as of June 6, 1999.
These units are now operating as franchised Ruby Tuesday restaurants. During fiscal years 1999 and 1998, the Company sold 19 and 46 units, respectively, to franchise partners for collective sales prices of $23.3 million and $47.3 million, respectively. The portion of the sales prices not received in cash ($11.9 million in 1999 and $12.5 million in 1998) were received in the form of notes bearing interest at rates ranging from
8-10% and due through 2014.    As of June 6, 1999 and 1998, the financial
statements include deferred gains on these sales of $8.0 million and $2.2 million, respectively. The sales of these units, after consideration of the deferred gain, resulted in a pre-tax gain of $3.1 million in 1999 and a minimal gain in 1998. The gains are included in other operating costs and expenses.
  The Company also entered into development agreements with the franchise partners whereby they will open varying numbers of Ruby Tuesday restaurants over the next five to nine years following their respective agreement dates. During fiscal 1999, eight Ruby Tuesday franchise units were opened by franchisees pursuant to development agreements which resulted in the recognition of development and licensing fees of $0.4 million. Deferred development fees associated with all domestic franchisees totaled $1.3 million and $0.8 million at June 6, 1999 and 1998, respectively.
  As part of its domestic franchising program, the Company has negotiated with various lenders a $52.5 million credit facility to assist franchise partners with working capital and operational cash flow requirements. The Company, as sponsor of the credit facility, serves as partial guarantor for the draws made on this revolving line-of-credit.
As of June 6, 1999, the amount guaranteed by the Company on the facility was $10.0 million.
  The Company also receives territorial development fees from international franchisees for their right to develop Ruby Tuesday restaurants. These fees, which are recognized as income as units are opened in accordance with the various development agreements, totaled $1.1 million at June 6, 1999.

3.  Long-Term Debt
  Long-term debt consists of the following:

(In Thousands)
                                        Fiscal Year
                                     1999         1998
Revolving credit facility         $  26,000    $  15,000
Term notes payable to banks          50,000       50,000
Other long-term debt                    893        1,005
                                     76,893       66,005
Less current maturities                 126          110
                                  $  76,767    $  65,895


Annual maturities of long-term debt at June 6, 1999 are as follows:

(In Thousands)
2000                              $     126
2001                                 76,132
2002                                    143
2003                                    155
2004                                     84
Subsequent years                        253
Total	                            $  76,893


  The Company has a five-year credit facility with several banks which allows the Company to borrow up to $100.0 million under various short-term interest rate options. The $100.0 million credit facility is comprised of a $50.0 million five-year interest only term note (bearing interest at 5.54% at June 6, 1999) and a $50.0 million five-year revolving credit facility. Commitment fees equal to 0.1875% per annum are payable quarterly on the unused portion of the revolving credit facility. At June 6, 1999, the Company had $26.0 million of borrowings outstanding with various banks under the revolving credit facility at interest rates approximating 5.35% per annum. Such borrowings (with maturities up to 90 days) have been classified as long-term based on the Company's ability and intent to refinance such borrowings on a long-term basis under the revolving facility.
                                   30

  The credit facility contains restrictions on incurring additional indebtedness and payment of dividends and has certain covenants regarding funded debt, net worth, and fixed charge coverage. At June 6, 1999, retained earnings in the amount of $41.8 million were available for distribution under these debt covenants.
  The Company has entered into five interest rate swap agreements with notional amounts aggregating $125.0 million. The swap agreements effectively fix the interest rate on an equivalent amount of the Company's debt and floating-rate lease obligations to rates ranging from 5.79% to 6.25% for periods up through December 7, 2003.
  In addition, at June 6, 1999, the Company had committed lines of credit amounting to $12.2 million and non-committed lines of credit amounting to $15.0 million with several banks at various interest rates approximating 5.18% and 5.89% at June 6, 1999 and 1998, respectively.
All of these lines are subject to periodic review by each bank. The Company utilized its lines of credit to meet operational cash needs during fiscal years 1999 and 1998. Borrowings on these lines of credit were $8.7 million and $16.2 million at June 6, 1999 and 1998, respectively.
  Interest expense capitalized in connection with financing additions to property and equipment amounted to approximately $0.8 million and $0.9 million for the years ended June 6, 1999 and 1998, respectively.

4.     Leases
  Various operations of the Company are conducted in leased premises. Initial lease terms expire at various dates over the next 21 years and may provide for escalation of rent during the lease term. Most of these leases provide for additional contingent rents based upon sales volume and contain options to renew (at adjusted rentals for some leases).
  At June 6, 1999, the future minimum lease payments, including guaranteed residual values, under operating leases for the next five years and in the aggregate are as follows:

(In Thousands)
2000                                   $ 41,300
2001                                     39,070
2002                                     38,097
2003                                     37,777
2004                                     92,467
Subsequent years                        175,450
Total minimum lease payments           $424,161


  Future minimum sub-lease payments to be received for the next five years and in the aggregate under noncancelable sub-lease agreements are as follows:

(In Thousands)
2000                                   $  5,322
2001                                      4,903
2002                                      4,738
2003                                      4,730
2004                                      4,692
Subsequent years                         31,054
Total minimum sub-lease payments       $ 55,439


Rental expense pursuant to operating leases is summarized as follows:

(In Thousands)
                              1999        1998       1997
Minimum rent                $35,809     $36,288    $36,813
Contingent rent               3,527       3,490      2,421
                            $39,336     $39,778    $39,234

  During fiscal 1998, the Company entered into a $40.0 million master operating lease agreement for the purpose of leasing new free-standing units and a new Restaurant Support Services Center. This agreement was amended in October, 1998 to provide for total funding of $80.0 million and to change the agreement date to October 2, 1998. On June 3, 1999, the Company entered into an additional $45.0 million master operating lease agreement also for the purpose of leasing new free-standing units. An operating lease agreement is entered into for each facility providing for an initial lease term of five years from the applicable agreement date with two five-year renewal options.
                                    31

Each lease also provides for substantial residual value guarantees and include purchase options at the lessor's original cost of the properties.
As of June 6, 1999, the Company has entered into leases for 44 units (thirty of which were open at June 6, 1999) and the Maryville, Tennessee Restaurant Support Services Center at an aggregated original cost to the lessor of approximately $73.2 million. Lease commitments applicable to such leases entered into are included in the commitment amounts presented above.

5. Income Taxes
  The components of income tax expense are as follows:

(In Thousands)
                                  1999       1998       1997
Current:
Federal                        $ 20,144   $ 13,898   $  7,953
State                             3,095      3,133      2,103
                                 23,239     17,031     10,056
Deferred:
Federal                          (2,162)      (953)     3,167
State                              (383)      (127)       545
                                 (2,545)    (1,080)     3,712
                               $ 20,694   $ 15,951   $ 13,768

  A reconciliation from the statutory federal income tax expense to the reported income tax expense is as follows:

(In Thousands)
                                  1999       1998       1997
Statutory federal income taxes $ 20,023   $ 15,761   	 13,585
State income taxes, net of
  federal income tax benefit      1,763      1,954      1,721
Tax credits                      (1,123)    (1,146)    (1,220)
Other, net                           31       (618)      (318)
                               $ 20,694   $ 15,951   $ 13,768

  Deferred tax assets and liabilities are comprised of the following:

(In Thousands)
                                  1999       1998
Deferred tax assets:
  Employee benefits            $ 10,337   $  8,336
  Insurance reserves              4,168      3,935
  Escalating rents                4,721      4,601
  Acquired net operating losses   2,193      2,193
  Deferred gain on sales of
    units to franchise partners   3,148        848
  Restructuring and FAS 121
    reserves                        921      1,270
  Deferred development fees       1,168        432
  Other                           2,541      1,864
Total deferred tax assets        29,197     23,479

Deferred tax liabilities:
  Depreciation                   27,103     26,686
  Assets held for disposal        1,652        975
  Prepaid deductions              1,461        998
  Retirement plans                  882        765
  Other                           2,587      1,277
Total deferred tax liabilities   33,685     30,701
Net deferred tax liability      $(4,488)   $(7,222)

  At June 6, 1999, the Company had net operating loss carryforwards for tax purposes of approximately $5.6 million as a result of the acquisition of Tias, Inc., which expire through 2005. The Company's net operating loss carryforwards are subject to an annual limitation due to the change in ownership of the acquired company. Management does not believe a valuation allowance is necessary.
                                   32

6. Employee Benefit Plans
  Salary Deferral Plan - The Company maintains the Ruby Tuesday, Inc. Salary Deferral Plan which is a 401(k) plan. The Company makes matching contributions to the Plan based on each employee's pre-tax contribution and years of service. The Company contributes 20% of the employee's pre-tax contribution after three years of service, 30% after ten years of service and 40% after 20 years of service. The Company's expense related to the Plan approximated $0.2 million for each of 1999, 1998, and 1997.

  Deferred Compensation Plan - The Company maintains the Ruby Tuesday, Inc. Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan except that, in 1998, the Plan was amended to allow for 100% deferral of annual earnings including bonus. The Company's expenses under the Plan approximated $0.1 million for each of 1999, 1998, and 1997. Company assets earmarked to pay benefits under the Plan are held by a rabbi trust. Assets and liabilities of a rabbi trust must be accounted for as if they are assets or liabilities of the Company, therefore, all earnings and expenses are recorded in the Company's financial statements. The Plan's assets and liabilities, which approximated $14.6 million and $13.6 million in 1999 and 1998, respectively, are included in Other Assets and Other Liabilities in the Consolidated Balance Sheets, except for the investment in Ruby Tuesday common stock and the related liability payable in Ruby Tuesday common stock which are reflected in Shareholders' Equity in the Consolidated Balance Sheets.

  Retirement Plan - The Company, along with Morrison Fresh Cooking, Inc. (which was subsequently purchased by Piccadilly Cafeterias, Inc.) and Morrison Management Services, Inc. (formerly Morison Health Care, Inc.) sponsors the Morrison Restaurants Inc. Retirement Plan. Effective December 31, 1987, the Plan was amended so that no additional benefits will accrue and no new participants will enter the Plan after that date. Participants receive benefits based upon salary and length of service. Certain responsibilities involving the administration of the Plan are jointly shared by each of the three companies. No expenses related to the Plan were recognized in 1999, 1998, or 1997.

  Executive Supplemental Pension Plan and Management Retirement Plan - Under these unfunded defined benefit pension plans, eligible employees earn supplemental retirement income based upon salary and length of service, reduced by social security benefits and amounts otherwise receivable under the Retirement Plan.
To provide a source for the payment of benefits under these Plans, the Company owns whole-life insurance contracts on some of the participants. The cash value of these policies net of policy loans is $5.9 million and $4.9 million at June 6, 1999 and 1998, respectively. The Company maintains a rabbi trust to hold the policies and death benefits as they are received.
  The table presented on the following page details the reconciliation of the benefit obligations and fair value of plan assets in addition to the components of pension expense, the funded status and amounts recognized in the Company's Consolidated Financial Statements for the Management Retirement Plan, the Executive Supplemental Pension Plan, and the Retirement Plan. Amounts presented are in thousands.
                                    33

                                                       Pension Benefits
                                                    1999     1998     1997
Change in benefit obligation:
  Benefit obligation at beginning of year         $17,825  $13,674  $13,081
  Service cost                                        159      123       43
  Interest cost                                     1,288    1,077      536
  Actuarial loss                                    2,291    3,917      442
  Benefits paid                                    (1,561)    (966)    (428)
  Benefit obligation at end of year                20,002   17,825   13,674
Change in plan assets:
  Fair value of plan assets at beginning of year    7,883    4,730    4,502
  Retiree liability transfer                                 2,592
  Actual return on plan assets                      1,251    1,018      661
  Benefits paid                                      (935)    (457)    (433)
  Fair value of plan assets at end of year          8,199    7,883    4,730
Reconciliation of funded status:
  Funded status                                   (11,803)  (9,942)  (8,944)
  Unrecognized net actuarial loss                   3,491    1,767    1,020
  Unrecognized transition obligation                  927    1,095    1,263
  Unrecognized prior service cost                     333      502      671
  Accrued benefit cost                            $(7,052) $(6,578) $(5,990)
Amounts recognized in the Consolidated Balance
Sheets consist of:
  Prepaid benefit cost                            $ 1,331  $ 1,137  $ 1,086
  Accrued benefit liability                       (10,255)  (9,258)  (7,718)
  Intangible asset                                    925      782      538
  Accumulated other comprehensive income              947      761      104
  Net amount recognized at year-end               $(7,052) $(6,578) $(5,990)
Additional year-end information for pension plans
with benefit obligations in excess of plan assets:
  Projected benefit obligation                    $11,821  $10,896  $ 9,388
  Accumulated benefit obligation                   10,255    9,258    7,424
Components of net periodic benefit cost:
  Service cost                                    $   159  $   123  $    43
  Interest cost                                     1,288    1,077      536
  Expected return on plan assets                     (752)    (454)    (613)
  Amortization of transition obligation               168      168      168
  Amortization of prior service cost                  169      169      169
  Recognized actuarial loss                            67       14       18
  Net periodic benefit cost                       $ 1,099  $ 1,097  $   321
Assumptions used:
  Discount Rate                                     7.50%    7.50%    8.25%
  Expected return on plan assets                   10.00%   10.00%   10.00%
  Rate of compensation increase                     4.00%    4.00%    4.00%
                                   34

7.  Capital Stock, Options and Bonus Plans
  Preferred Stock-Under its Certificate of Incorporation, the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of June 6, 1999.

  The Ruby Tuesday, Inc. 1996 Stock Incentive Plan - A Committee, appointed by the Board, administers the Ruby Tuesday, Inc. 1996 Stock Incentive
Plan on behalf of the Company and has complete discretion to determine participants and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plan have been at the prevailing market value at the time of grant. At June 6, 1999, the Company had reserved a total of 1,823,000 shares of common stock for this Plan.

  The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors - Under The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors, non-employee directors have the opportunity to defer the receipt of their retainer fees or to allocate their retainer fees to the purchase of shares of the Company. The Plan provides that the directors must use 60% of their retainer to purchase shares of the Company if they have not attained a specified level of ownership of shares of Company common stock. Each director purchasing stock receives additional shares equal to 15% of the shares purchased and three times the total shares in options which after six months are exercisable for five years from the grant date. All options awarded under the Plan have been at the prevailing market value at the time of grant.
A Committee, appointed by the Board, administers the Plan on behalf of the Company. At June 6, 1999, the Company had reserved 177,000 shares of common stock for the Plan.

  The Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan - A Committee, appointed by the Board, administers The Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan on behalf of the Company and has full authority in its discretion to determine the officers and key employees to whom Stock Incentives are granted and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plan have been at the prevailing market value at the time of grant. At June 6, 1999, the Company had reserved a total of 6,287,000 shares of common stock for this Plan.
  In addition to the above plans, stock options are outstanding under a terminated plan, The Ruby Tuesday, Inc. Stock Bonus and Non-Qualified Stock Option Plan, which was effective from 1986 to 1992. Options to purchase 273,000 shares remain outstanding under the terms of the Plan at June 6, 1999.
  The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock options. In contrast to the intrinsic value based method employed by APB 25, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123") utilizes a fair value based method. FAS 123 requires the use of option valuation models developed for estimating the fair value of traded options which are fully transferable and have no vesting restrictions. Option valuation models also utilize highly subjective assumptions such as expected stock price volatility. Changes in the assumptions can materially impact the fair value estimate and, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options. Since the Company has elected to account for its employee stock options in accordance with APB 25, the
                                    35
required pro forma disclosures as if the option valuation models were used are presented below in accordance with FAS 123.
  All stock options are awarded at the prevailing market rate on the date of grant; therefore, under the intrinsic value method employed by APB 25, no compensation expense is recognized. For purposes of FAS 123 disclosure, the estimated fair value of the options is expensed over the vesting period of the options. Fair value was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998, and 1997:

                                     1999             1998             1997
Risk-free interest rate              5.50%            5.75%            6.00%
Expected dividend yield              0.56%         .00-.69%             .00%
Stock price volatility factor       0.465            0.412            0.373
Expected life of options (in years) 3.5-4              3-7              3-7

  If the Company had adopted FAS 123 in accounting for its stock options granted in fiscal years 1999, 1998 and 1997, its net income and earnings per share would approximate the pro forma amounts below (in thousands except for per share data):

                                    1999             1998             1997
                                 As      Pro      As      Pro      As      Pro
                              Reported  Forma  Reported  Forma  Reported  Forma
Net income                    $36,514  $33,089 $29,080  $26,194 $25,045  $22,331
Earnings per share:
  Basic                       $  1.13  $  1.08 $  1.02  $  0.98 $  0.88  $  0.84
  Diluted                     $  0.79  $  0.76 $  0.71  $  0.70 $  0.63  $  0.62

  The following table summarizes the activity in options under these stock option plans:

(In Thousands Except Per-Share Data)         Number of Shares Under Option
                                    Weighted            Weighted            Weighted
                                    Average             Average             Average
                                    Exercise            Exercise            Exercise
                                 1999    Price       1998    Price       1997    Price
Beginning of year                4,794   $ 9.31      5,526   $ 8.87      4,930   $ 8.74
Granted                          1,341   $16.86        518   $12.87      1,338   $ 8.90
Exercised                       (1,072)  $ 8.76     (1,024)  $ 8.76       (312)  $ 5.44
Forfeited                         (194)  $10.62       (226)  $ 9.23       (430)  $ 8.90
End of year                      4,869   $11.46      4,794   $ 9.31      5,526   $ 8.87
Exercisable                      2,102   $ 8.98      1,533   $ 8.64      1,766   $ 8.51
Outstanding option prices         $4.34-$19.56        $4.34-$15.28        $4.34-$15.29
Exercised option prices           $4.62-$14.22        $4.62-$14.22        $4.05-$ 8.55
Granted option prices            $14.00-$19.56       $10.75-$13.50        $8.07-$10.63

Weighted avg. fair value of options
  granted during the year            $6.84               $4.27               $3.30

The weighted average remaining contractual life of the options outstanding at June 6, 1999 was 2.99 years.

                                    36

8. Commitments and Contingencies
  At June 6, 1999, the Company was committed under letters of credit of $7.1 million issued primarily in connection with its workers' compensation and casualty insurance programs.
  The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or consolidated financial position.

9.  Subsequent Events
  Subsequent to June 6, 1999, the Company entered into letters of intent with four potential franchise partners. These letters of intent provide, among other things, for the sale of twenty-two units in Michigan, nine in Illinois, and three in Indiana. The closing of the sale of these units, expected to occur in the third quarter of fiscal 2000, is subject to various conditions, including the transfer of liquor licenses, third party consents, and availability of financing. Upon completion of the sales, the 34 units will be operated as Ruby Tuesday restaurants under separate franchising agreements, and the Company will receive an aggregate purchase price of $53.3 million, of which approximately $40.0 million - $46.0 million is expected to be paid in cash. The remaining amounts will be in the form of interest bearing notes due through 2011. The sales of these units are expected to result in a pre-tax gain of approximately $9.5 million. As of June 6, 1999, 28 of the 34 units to be sold were open. The remaining six are expected to open by the end of the second quarter of fiscal 2000. Fiscal 1999 revenues from the 28 units in operation totaled $51.2 million, with operating profits of $5.1 million.
                                    37

10.  Supplemental Quarterly Financial Data (Unaudited)
  Quarterly financial results for the years ended June 6, 1999 and 1998, are summarized below. All quarters are composed of 13 weeks, except for the quarter ended June 6, 1998, which includes 14 weeks.

(In Thousands Except Per-Share Data)
                                               For the Year Ended June 6, 1999
                  		      		      FIRST       SECOND        THIRD       FOURTH
                                 QUARTER      QUARTER      QUARTER      QUARTER       TOTAL
Revenues                        $178,147     $175,794     $184,729     $183,668     $722,338

Gross profit*                   $ 35,252     $ 33,514     $ 41,246     $ 39,313     $149,325

Income before income taxes      $ 12,158     $  9,654     $ 18,619     $ 16,777     $ 57,208
Provision for income taxes         4,362        3,503        6,746        6,083       20,694

Net income                      $  7,796     $  6,151     $ 11,873     $ 10,694     $ 36,514

Earnings per share:
  Basic                         $   0.24     $   0.19     $   0.37     $   0.33     $   1.13
  Diluted                       $   0.23     $   0.18     $   0.35     $   0.32     $   1.08

(In Thousands Except Per-Share Data)
                                                For The Year Ended June 6, 1998
                                  FIRST        SECOND       THIRD        FOURTH
                                 QUARTER      QUARTER      QUARTER      QUARTER       TOTAL
Revenues                        $174,099     $170,283     $181,602     $185,436      $711,420

Gross profit*                   $ 33,460     $ 31,402     $ 38,596     $ 37,866      $141,324

Income before income taxes      $  9,854     $  7,333     $ 14,187     $ 13,657      $ 45,031
Provision for income taxes         3,474        2,612        5,026        4,839        15,951

Net income                      $  6,380     $  4,721     $  9,161     $  8,818      $ 29,080

Earnings per share:
  Basic                         $   0.19     $   0.14     $   0.28     $   0.27      $   0.88
  Diluted                       $   0.18     $   0.13     $   0.27     $   0.26      $   0.84

*  The Company defines gross profit as revenue less cost of merchandise, payroll and related costs, and other operating costs and expenses.

                                    38

  Ruby Tuesday, Inc. common stock is publicly traded on the New York Stock Exchange under the ticker symbol RI. The following table sets forth the reported high and low prices of the common stock and cash dividends paid thereon for each quarter during fiscal 1999 and 1998.

         Fiscal Year Ended June 6, 1999
                                   Per Share
                                     Cash
Quarter         High      Low      Dividends
First          $17.44    $13.81      $0.045
Second         $19.19    $14.00         -
Third          $21.38    $18.00      $0.045
Fourth         $20.00    $16.44         -


         Fiscal Year Ended June 6, 1998
                                   Per Share
                                     Cash
Quarter         High      Low      Dividends
First          $13.91    $10.50         -
Second         $14.25    $12.63         -
Third          $13.25    $12.10      $0.045
Fourth         $17.78    $12.82         -


  On July 1, 1999, the Company's Board of Directors declared a semi-annual cash dividend of $0.045 per share payable on July 30, 1999, to shareholders of record on July 16, 1999. As of July 29, 1999, there were approximately 5,560 holders of record of the Company's common stock.
                                    39

                         Report of Independent Auditors


Shareholders and Board of Directors
Ruby Tuesday,  Inc. and Subsidiaries

  We have audited the accompanying consolidated balance sheets of Ruby Tuesday, Inc. and Subsidiaries as of June 6, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended June 6, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ruby Tuesday, Inc. and Subsidiaries at June 6, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended June 6, 1999, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
Atlanta, Georgia
June 28, 1999
                                    40