Form 10-K, Exhibit 13
period 2000-06-04
RUBY TUESDAY INC
filed 2000-08-21
CIK 68270

Annual Report for
Fiscal year end 6/4/00

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

        Ruby Tuesday, Inc. owns and operates three casual dining restaurant concepts: Ruby Tuesday, American Cafe, and Tia's Tex-Mex. Additionally, the Company franchises its Ruby Tuesday concept in selected domestic and international markets. As of June 4, 2000, the Company owned and operated 402 restaurants including 336 Ruby Tuesday, 41 American Cafe (including 3 L & N Seafood restaurants) and 25 Tia's Tex-Mex restaurants, located in 32 states. As of year end, there were 137 domestic Ruby Tuesday franchise units located in 16 states and nine international Ruby Tuesday franchise units located in the Asian Pacific Region, India, Chile, Honduras, and Iceland.
        On April 7, 2000, the Company entered into a letter of intent which provides for the sale of all open American Cafe and Tia's Tex-Mex restaurants and three Tia's Tex-Mex restaurants then under construction to the president and partner of the American Cafe concept and his management team.

        For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following should be read in conjunction with the Consolidated Financial Statements and related Notes found on pages 26 to 38.

--------------------------------------------------------------------------

--------------------------------------------------------------------------
Results of Operations

        The following table sets forth selected restaurant operating data as a percentage of revenues for the periods indicated. All information is derived from the Consolidated Financial Statements of the Company included elsewhere in this Annual Report. Fiscal 2000 amounts include a $10.0 million pre-tax charge recorded in conjunction with the planned sale of the American Cafe and Tia's Tex-Mex restaurants.

                                         2000     1999     1998
                                        ------   ------   -----
Company restaurant sales                 99.0%    99.3%    99.7%
Franchise revenues                        1.0      0.7      0.3
                                        ------   ------   -----
  Total revenues                        100.0    100.0    100.0
Operating costs and expenses:
 (As a percentage of Company restaurant sales):
   Cost of merchandise                   27.1     27.4     27.5
   Payroll and related costs             31.9     32.0     32.2
   Other                                 20.2     20.4     20.7
   Loss on sale of American Cafe
    and Tia's Tex-Mex restaurants         1.3
   Depreciation and amortization          5.3      5.5      5.6
 (As a percentage of Total revenues):
   Selling, general and
     administrative                       7.1      6.9      7.4
   Interest expense, net                  0.2      0.4      0.5
                                        ------   ------   -----
Total operating costs and expenses       92.1     92.1     93.7
                                        ------   ------   -----

Income before income taxes                7.9      7.9      6.3
Provision for income taxes                3.3      2.8      2.2
                                        ------   ------   -----
Net income                                4.6%     5.1%     4.1%
                                        ======   ======   ======




--------------------------------------------------------------------------

--------------------------------------------------------------------------
Fiscal 2000 Compared to Fiscal 1999

Overview
        During Fiscal 2000, the Company opened 46 Ruby Tuesday (three of which related to the re-acquisition of franchised units) and three Tia's Tex-Mex restaurants while closing three Ruby Tuesday, four American Cafe, and one Tia's Tex-Mex restaurants. In addition, the Company sold 42 Ruby Tuesday restaurants to six domestic franchise partners for aggregate consideration of $38.0 million in cash and $20.5 million in the form of promissory notes due through Fiscal 2011 bearing interest at rates ranging from 8.0% to 15.6%. The sale of these units resulted in a pre-tax gain of $5.4 million which is included in other operating costs and expenses. Concurrent with the sale of the Ruby Tuesday units, the Company also entered into a franchise agreement for each restaurant and a development agreement with the franchise partners whereby the partners have committed to open a varying number of Ruby Tuesday restaurants over the next five to nine years in their respective areas. During Fiscal 2000, 22 Ruby Tuesday franchise units were opened in conjunction with development agreements. As a result of franchise transactions, unit closings, and the underperformance of four Ruby Tuesday units operating in the state of Texas, the Company recorded restaurant asset impairment charges of $6.3 million in Fiscal 2000.
       Subsequent to June 4, 2000, the Company entered into a purchase agreement with a potential franchise partner providing, among other things, for the sale of six Ruby Tuesday restaurants in Fiscal 2001. The sale of these units, if effected under the terms of the purchase agreement, is expected to result in a minimal pre-tax gain.

Revenues
        The Company's revenues increased to $797.5 million in Fiscal 2000 from $722.3 million in Fiscal 1999. The 10.4% revenue increase was the result of a 3.8% increase in same-store sales for the Ruby Tuesday concept resulting from increased traffic and an emphasis on combo promotions causing a slight average check increase. In conjunction with the new menus introduced during 2000, the Company focused on its combination platters which not only increased gross profits, but also allowed the Company to benefit from purchases of large quantities of singular items. In addition, franchise revenues increased $3.5 million as a result of increased royalties and license fees attributable to the growth of the domestic franchise partner program including the sale of 42 units and 22 new openings. These increases were offset by the reduction in total revenues resulting from the sale of 42 Ruby Tuesday restaurants to franchisees.

Operating Profits
        Pre-tax profit increased $5.6 million in Fiscal 2000 to $62.8 million. This increase resulted from the revenue increase of $75.2 million as previously discussed, coupled with the cost changes discussed below.
        Cost of merchandise, as a percentage of Company restaurant sales, decreased 0.3% due to large volume discounts and rebates associated with the current year Combo platters and Fajita and Rib promotions, and efficiencies realized through redesign of menu mix.
        Payroll and related costs decreased 0.1% as a percentage of Company restaurant sales due to savings in training costs associated with lower hourly turnover.
        Other operating expenses decreased 0.2% as a percentage of Company restaurant sales due to leveraging associated with higher unit volumes and lower general liability insurance expense as a result of favorable claims experience offset by increased closing expenses, a substantial portion of which relate to lease reserves established for the relocation of the Mobile, Alabama Support Services Center which was closed in Fiscal 2000. Other operating expenses included $5.4 million in Fiscal 2000 and $3.1 million in Fiscal 1999 of refranchising gains.
        As a result of the planned sale of the American Cafe and Tia's Tex-Mex restaurants, the Company recorded a pre-tax loss of $10.0 million on the transaction in the current fiscal year. A detail of the components of this charge is included in Note 3 to the Consolidated Financial Statements.
        Depreciation and amortization decreased 0.2% as a percentage of Company restaurant sales as a result of higher average unit volumes and increased use of the synthetic leasing program.
        Selling, general, and administrative expenses increased 0.2% as a percentage of total revenues due to higher management training payroll attributable to more unit openings and slightly increased management turnover and an increased use of the WOW-U training facilities.
        Net interest expense decreased 0.2% as a percentage of total revenues due to increased interest income associated with refranchising notes receivable.
        Income tax expense increased 0.5% as a percentage of total revenues. The effective income tax rate for 2000 was 41.8% as compared to 36.2% in 1999. The increase resulted from the nondeductibility of goodwill written off in association with the planned sale of Tia's Tex-Mex restaurants, which was offset by the decrease which resulted from increases in tax credits. Excluding the effect of the planned sale of the American Cafe and Tia's Tex-Mex restaurants, the effective income tax rate was 36.0%.



--------------------------------------------------------------------------

--------------------------------------------------------------------------
Fiscal 1999 Compared to Fiscal 1998

Overview
        During Fiscal 1999, the Company opened 44 Ruby Tuesday and two Tia's Tex-Mex restaurants while closing five Ruby Tuesday restaurants and one American Cafe restaurant. In addition, the Company sold 19 Ruby Tuesday restaurants to several domestic franchise partners for aggregate consideration of $11.4 million in cash and $11.9 million in the form of promissory notes due through 2014 bearing interest at rates ranging from 9.5% to 10%. The sale of these units resulted in a pre-tax gain of $3.1 million which is included in other operating costs and expenses. Concurrent with the sale of the Ruby Tuesday units, the Company also entered into a franchise agreement for each restaurant and a development agreement with the franchise partners whereby the partners agree to open varying numbers of Ruby Tuesday restaurants over the next five to nine years in their respective areas. During 1999, eight new Ruby Tuesday franchise units were opened by franchisees pursuant to development agreements. As a result of franchise deals and unit closings, the Company recorded asset impairment charges of $2.9 million during Fiscal 1999 which is also included in other operating costs and expenses.

Revenues
        The Company's revenues increased to $722.3 million in Fiscal 1999 from $711.4 million in Fiscal 1998. The 1.5% revenue increase was the result of increased same-store sales (2.0% for the Ruby Tuesday concept) resulting from an emphasis on combo promotions causing a slight average check increase. In conjunction with the new menus introduced during 1999, the Company focused on its combination platters which not only increased gross profits, but also allowed the Company to benefit from volume purchases of large quantities of singular items. Also contributing to the increase was the net addition of 40 new units during the year. In addition, franchise revenues increased $2.8 million as a result of increased royalties and license fees due to growth of the domestic franchise partner program. These increases were offset by the reduction in revenues resulting from the sale of 19 Ruby Tuesday restaurants to franchisees and the additional week in Fiscal 1998.

Operating Profits
        Pre-tax profits increased $12.2 million in Fiscal 1999 to $57.2 million. This increase resulted from the revenue increase of $10.9 million as previously discussed, coupled with reductions in other expense categories, as discussed below.
        Payroll and related costs, as a percentage of Company restaurant sales, decreased 0.2% due to decreased management and hourly turnover. The decreased turnover in management labor is attributable to the development of the WOW-U training facility at the Maryville, Tennessee Restaurant Support Services Center and the utilization of additional selection tools during the interview process. WOW-U, which was completed in late Fiscal 1998, serves as the training facility for the Company's restaurant managers. The training includes both educational and team building activities in a relaxed environment. The decrease in hourly turnover was the result of continued focus on the Company's certified trainer program and the implementation of a newly developed six-step interview process.
        Other operating expenses decreased 0.3% as a percentage of Company restaurant sales. Rent and leasing decreased due to the sale of higher occupancy cost units to franchise partners and the continued shift toward lower occupancy cost, free standing units. This decrease was partially offset by the increased use of the synthetic leasing program.
        Selling, general and administrative expenses decreased 0.5% as a percentage of total revenues. The decrease was the result of reductions in coupon redemption and administrative costs related to the Company's local store marketing program (the "Neighborhood Introduction Program") due to planned reductions in the use of the program. Also contributing to the decrease was an increase in marketing fees resulting from continued growth in the Company's franchising program. Franchisees pay a fee, based on a percentage of revenues, to help fund the Company's marketing efforts.
        Income tax expense increased 0.6% as a percentage of total revenues. The effective income tax rate for 1999 was 36.2% as compared to 35.4% in 1998. The increase resulted from the Company's increased emphasis on its franchising program for which the Company does not receive any tax credits.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow
        Cash provided by operating activities was $102.2 million in Fiscal 2000 and exceeded capital expenditures by approximately $8.0 million. Proceeds from the issuance of stock pursuant to stock option exercises provided $15.1 million of cash. Cash provided by the sale of restaurant properties to franchisees totaled $38.0 million. Cash was used to reduce borrowings under the Company's credit facilities by $18.4 million. Pursuant to the Company's financial strategy approved by the Board during Fiscal 1994, $41.4 million of the Company's stock was reacquired during Fiscal 2000 with cash provided by the above sources. Additionally, dividends of $2.8 million were paid during Fiscal 2000.

Capital Expenditures
        The Company requires capital principally for new restaurants, equipment replacement, and remodeling of existing units. Property and equipment expenditures for Fiscal 2000 were $94.3 million for new units, capital projects on existing units, and information technology projects. In addition, $22.3 million was reimbursed to the Company for new unit construction under its synthetic lease program. During Fiscal 2000, 43 Ruby Tuesday and three Tia's Tex-Mex restaurants were opened. The Company also acquired three Ruby Tuesday restaurants in Kentucky from a former franchisee. Capital expenditures for Fiscal 2001 are budgeted to be $78.6 million which the Company intends to fund with cash provided by operating activities and cash received in conjunction with refranchising efforts and the sales of the American Cafe and Tia's Tex-Mex restaurants. Expenditures for units to be leased by the Company under synthetic leases are budgeted to be $71.2 million for Fiscal 2001. Planned Company-owned Ruby Tuesday openings for Fiscal 2001 include approximately 45 Ruby Tuesday restaurants. There can be no assurance, however, that the Company will be able to open the projected number of restaurants in Fiscal 2001 or invest the projected amount of money in capital expenditures and lease commitments. See "Special Note Regarding Forward-Looking Information."

Borrowings and Credit Facilities
        At June 4, 2000, the Company had committed lines of credit amounting to $12.2 million and non-committed lines of credit amounting to $15.0 million with several banks at various interest rates approximating 6.91%. All of these lines are subject to periodic review by each bank and may be canceled by the Company at any time. The Company utilized its lines of credit to meet operational cash needs during Fiscal 2000 and 1999. Borrowings on these lines of credit were $3.4 million and $8.7 million at June 4, 2000 and June 6, 1999, respectively. In addition to these lines of credit, the Company has a five-year credit facility with several banks which allows the Company to borrow up to $100.0 million under various interest rate options. The $100.0 million credit facility is comprised of a $50.0 million five-year term note and a $50.0 million five-year revolving credit facility. The Company had $63.0 million and $76.0 million of borrowings outstanding under this agreement at June 4, 2000 and June 6, 1999, respectively. As of June 4, 2000, the interest rate associated with this facility approximated 6.6%. The credit facility provides for certain restrictions on incurring additional indebtedness, payment of dividends, and certain covenants regarding funded debt, net worth, and fixed charge coverage requirements.
        The Company has entered into five interest rate swap agreements with notional amounts aggregating $125.0 million. The swap agreements effectively fix the interest rate on an equivalent amount of the Company's debt and floating-rate lease obligations to rates ranging from 5.79% to 6.25% for periods up through December 7, 2003.
        During Fiscal 1998, the Company entered into a $40.0 million master synthetic lease agreement for the purpose of leasing new free-standing units and the Maryville, Tennessee Restaurant Support Services Center. This agreement was amended in October, 1998 to provide for total funding of $80.0 million and to change the agreement date to October 2, 1998. On June 3, 1999 the Company entered into an additional $45.0 million master operating lease agreement also for the purpose of leasing new free-standing units. Under both master agreements, an operating lease agreement is entered into for each facility providing for an initial lease term of five years from the applicable agreement date with two five-year renewal options. The leases also provide for substantial residual value guarantees and include purchase options at the lessor's original cost of the properties. As of June 4, 2000, the Company has entered into leases for 56 units (43 of which were open at June 4, 2000) and the Maryville, Tennessee Restaurant Support Services Center at an aggregated original cost to the lessor of approximately $105.5 million.
        During Fiscal 2001, the Company expects to fund operations, capital expansion, the repurchase of common stock, and the payment of dividends from operating cash flows, proceeds from the sale of the American Cafe and Tia's Tex-Mex restaurants and sales of units to franchisees, bank lines of credit, the five-year revolving line of credit, and through operating leases. See "Special Note Regarding Forward-Looking Information." (See Note 5 of Notes to Consolidated Financial Statements for a further discussion of borrowings and credit facilities.) Total Long-term debt including current maturities decreased a net $13.1 million in Fiscal 2000 due to lower utilization of the revolving credit facility while short-term borrowings under bank lines of credit decreased $5.3 million.
      Maturity of the Company's $100.0 million credit facility is March 11, 2001 and, accordingly, the Company has classified outstanding borrowings under the revolving credit facility and term notes payable as current in the Consolidated Balance Sheets. Negotiations for the replacement of this credit facility with a similar five-year credit facility have begun and the Company anticipates that the refinancing will be complete by October 1, 2000. There can, of course, be no assurances that the Company will be able to successfully complete renegotiations on similar terms. See "Special Note Regarding Forward-Looking Information."
       Assuming the Company does successfully negotiate the credit facility, the Company anticipates a net increase of debt in Fiscal 2001 of approximately $30.0 million. A larger increase in debt could result if actual cash flows from operations are lower than currently anticipated or if capital expenditures exceed budgeted amounts. See "Special Note Regarding Forward-Looking Information."

Guarantee of Indebtedness of Others
        As part of its domestic franchising program, the Company has negotiated with various lenders a $52.5 million credit facility to assist franchise partners with operational cash flow requirements. The Company, as sponsor of the credit facility, serves as partial guarantor for the draws made on this revolving line-of-credit facility. As of June 4, 2000, the amount guaranteed by the Company on the facility was $11.1 million.

Working Capital
        The Company's working capital deficiency and current ratio as of June 4, 2000 were $57.3 million and 0.6:1, respectively. As is common in the restaurant industry, the Company typically carries current liabilities in excess of current assets because cash (a current asset) generated from operating activities is reinvested in capital expenditures (a long-term asset).

Dividends
        During Fiscal 1997, the Board of Directors approved a dividend policy as an additional means of returning excess capital to its shareholders. This policy calls for payment of semi-annual dividends of $0.0225 per share. In accordance with this policy, the Company paid dividends of $2.8 million in Fiscal 2000. The payment of a dividend in any particular future period and the actual amount thereof remain, however, at the discretion of the Board of Directors and no assurance can be given that dividends will be paid in the future as currently anticipated. See "Special Note Regarding Forward-Looking information." In addition, the Company's credit facilities contain certain limitations on the payment of dividends. See Note 5 of Notes to Consolidated Financial Statements for more information.

KNOWN EVENTS, UNCERTAINTIES AND TRENDS

Financial Strategy and Stock Repurchase Plan
        The Company employs a financial strategy which utilizes a prudent amount of debt to minimize its weighted average cost of capital while allowing financial flexibility and the equivalent of an investment-grade (BBB) bond rating. This financial strategy sets a target debt-to-capital ratio of no more than 60%, including operating leases. The strategy also provides for repurchasing Company stock whenever cash flow exceeds funding requirements while maintaining the target capital structure. During Fiscal 2000, the Company purchased 4.5 million shares of Company common stock at a total purchase price of $41.4 million under its stock repurchase program. After taking into account the repurchases made during Fiscal 2000, the total number of remaining shares authorized to be repurchased as of June 4, 2000 was approximately 10.1 million.

Franchising and Development Agreements
       Subsequent to June 4, 2000, the Company entered into a purchase agreement with a potential franchise partner. This purchase agreement provides, among other things, for the sale of five units in Illinois and one in Iowa. The closing of the sale is expected to occur in the second quarter of Fiscal 2001 and is subject to various conditions, including the transfer of liquor licenses, third party consents, and availability of financing. If the sale is completed as contemplated by the purchase agreement, the six units will be operated as Ruby Tuesday restaurants and the Company will receive an aggregate purchase price of $9.2 million, of which approximately $6.9 million is expected to be paid in cash. The remaining amount will be in the form of interest bearing notes due through Fiscal 2011. The sale of these units is expected to result in a minimal pre-tax gain. As of June 4, 2000, five of the six units to be sold were open. The remaining unit is expected to open by the date of sale. Fiscal 2000 revenues from the five units in operation totaled $8.8 million, with operating profits of $0.9 million.

        On April 7, 2000, the Company entered into a letter of intent which provides for the sale of all American Cafe and Tia's Tex-Mex restaurants, including three Tia's Tex-Mex restaurants then under construction, to the president and partner of the American Cafe concept and his management team. The purchase price is $54.5 million plus the cost of developing the new units (currently estimated to be $4.5 million), of which the Company will finance up to $20 million. As a result of this planned sale, the Company recorded a pre-tax loss of $10.0 million on the transaction in Fiscal 2000. Included in the loss is $8.5 million, which represents an impairment charge on a majority of the Tia's Tex-Mex goodwill, $0.7 million for compensation expense resulting from the acceleration of unvested options, and $0.8 million for other write-offs and charges. The options had original vesting dates ranging from September, 2000 through October, 2002.
        The sale is expected to be completed by the end of September. Under the terms of the letter of intent, the restaurants will be operated under their current brand names and the current team members are expected to remain in place.
        Revenues for the American Cafe and Tia's Tex-Mex units for Fiscal 2000 were $108.2 million with operating losses of $2.3 million. Included in Fiscal 2000 operating losses were asset impairment charges of $1.2 million.

Disclosures About Market Risk
       The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its debt and floating-rate lease obligations, by entering into interest rate swap agreements. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, had been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The level of floating-rate debt not fixed by swap agreements was not significant during the year, and management does not expect a significant increase in these amounts in Fiscal 2001. Accordingly, the Company does not presently believe it has material exposure to potential, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

Change in Accounting Firms
        On December 6, 1999, the Company engaged KPMG LLP as the Company's principal independent accountants. Prior to the engagement of KPMG LLP, Ernst & Young LLP, independent certified public accountants, had served as the principal independent accountants for the Company and their reports with respect to the Company's financial statements for each of the past two fiscal years ended June 6, 1999 and June 6, 1998 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The recommendation to change accountants was made by the Company's Audit Committee and approved by the Company's Board of Directors.
        During those fiscal years, the Company has had no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst
& Young LLP to make a reference thereto in its report on the financial statements of the Company for such periods.

New Accounting Standards
      In June 2000, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("FAS 138"), which is an amendment of a similarly titled statement, FAS 133. Both FAS 138 and FAS 133 are effective for the Company beginning in Fiscal 2002. FAS 133 requires recognition of all derivatives as either assets or liabilities on the balance sheet measured at fair value. The Company utilizes interest rate swap agreements to manage interest rate exposure. The Company is currently studying the expected impact of FAS 133 on the consolidated financial statements, but anticipates this impact to be insignificant.

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

Management's Outlook
       The Company continues to strategically position itself for growth through the continuing emphasis on its core brand (Ruby Tuesday) and focus on its franchising and partnering programs. Ruby Tuesday, with its menu that features fun-to-eat food, large portions, and a wide variety, including a signature salad bar, burgers, ribs, fajitas, chicken, soups and sandwiches, will maintain its aggressive posture. In Fiscal 2001, the Company will continue its focus on improving same-store sales, average-unit volume, customer frequency, and check average through constant improvement of guest service, food quality, and appealing promotions. Also, the Company is committed to continually focus on building the best teams through the use of our six-step interview process, "certified programs", career pathway opportunities into management, and our WOW-U training facilities for managers. The Company strongly believes proper staffing, good teams and low turnover are essential to the success of its business.

      The Company continues to identify potential restaurant managers - internal and external -- to become partners. Internally, approximately one-half of the Company's restaurant managers have a financial stake in the success of their units as internal managing partners. Externally, the Company currently has 21 domestic Ruby Tuesday franchise partners and a signed purchase agreement with one other as previously discussed. In addition to operating existing restaurants, this agreement provides for the development of new restaurants in the partner's region over the next five years. The domestic franchising program provides the Company with the opportunity to have restaurants operating outside its priority growth markets. Current business plans over the next four to five years are for half of all Ruby Tuesday restaurant openings to be franchised units. Internationally, the Company is continually developing relationships with existing and potential franchisees. The Company has plans which call for the franchise opening of 35-40 units (including international) in Fiscal 2001 and the continuous identification of potential new franchisees in targeted areas in the United States and around the world. See "Special Note Regarding Forward-Looking Information."

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

       The foregoing section contains various "forward-looking statements" which represent the Company's expectations or beliefs concerning future events, including the following: future financial performance and unit growth (both Company-owned and franchised), future capital expenditures, future borrowings and repayment of debt, and payment of dividends. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: consumer spending trends and habits; mall-traffic trends; increased competition in the casual dining restaurant market; weather conditions in the regions in which Company-owned and franchised restaurants are operated; laws and regulations affecting labor and employee benefit costs; costs and availability of food and beverage inventory; the Company's ability to attract qualified managers and franchisees; changes in the availability and general economic conditions.

RUBY TUESDAY, INC.
STATEMENT OF OPERATIONS
(In thousands except per-share data)
                                                      Fiscal
                                                       Year
                                    2000     1999     1998     1997     1996
System-wide revenues            $975,707 $841,059 $758,803 $660,776 $620,134
                                 =======  =======  =======  =======  =======
Revenues                        $797,495 $722,338 $711,420 $655,407 $620,134
                                 =======  =======  =======  =======  =======

Income (loss) from continuing
operations before income taxes   $62,771* $57,208  $45,031  $38,813  $(2,313)**
Provision for income taxes        26,231   20,694   15,951   13,768   (1,651)
                                 -------  -------  -------- -------  -------

Income (loss) from continuing
operations                        36,540   36,514   29,080   25,045     (662)

Income (loss) from discontinued operations,
net of applicable income taxes                                        (2,222)***
                                 -------  -------  --------  -------  -------

Net income (loss)                $36,540  $36,514  $29,080  $25,045  $(2,884)
                                 =======  =======  ======== =======   =======
Earnings (loss) per share:
    Basic:
      Continuing operations        $0.58    $0.56    $0.44    $0.36   $(0.01)
      Discontinued operations                                          (0.03)
                                 -------  -------   ------- -------   -------
                                   $0.58    $0.56    $0.44    $0.36   $(0.04)
                                 =======  =======   ======= =======   =======
    Diluted:
      Continuing operations        $0.57    $0.54    $0.42    $0.35   $(0.01)
      Discontinued operations                                          (0.03)
                                 -------  -------   ------- -------   -------
                                   $0.57    $0.54    $0.42    $0.35   $(0.04)
                                 =======  =======   ======= =======   =======

Weighted average common and common equivalent shares:
      Basic                       62,532   64,774   66,410   70,380   69,252
                                 =======  =======   ======= =======   =======
      Diluted                     64,576   67,528   69,140   71,500   70,754
                                 =======  =======   ======= =======   =======


All fiscal years are composed of 52 weeks except for 1998 which is composed of 53 weeks.

Weighted average shares and all per-share data for years prior to a stock split have been restated from their original presentation to give effect to the 2-for-1 stock splits which occured in Fiscal year 2000 and 1998.


Other financial data:
    Total assets                $439,212 $428,650 $409,628 $418,871  $381,116
    Long-term debt                  $636  $76,767  $65,895  $78,006   $76,108
    Shareholders' equity        $229,824 $221,801 $212,150 $223,640  $197,343
    Cash dividends per share
      of common stock             $0.045   $0.045  $0.0225    $0.00    $0.135

* Includes a pre-tax charge of $10.0 million recorded in conjunction with the planned sale of the American Cafe and Tia's Tex-Mex restaurants
** Includes a pre-tax charge of $25.9 million recognized as a result of the implementation of FAS 121 and other asset impairment charges and a $5.3 million restructure charge.
*** In fiscal year 1996, the Company (then named Morrison Restaurants Inc.)
    distributed the common stock of its family dining restaurant business (Morrison Fresh Cooking, Inc.) and its health care contract food and nutrition. business (Morrison Management Specialists, Inc., formerly Morrison Health Care, Inc.) to its shareholders. The financial results of the two spun-off businesses are reported as discontinued operations.

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per-share data)

                                             For the Fiscal Year Ended
                                           June 4,     June 6,    June 6,
                                            2000        1999       1998
Revenues:
 Restaurant sales and operating revenues  $789,240    $717,629   $709,518
 Franchise revenues                          8,255       4,709      1,902
                                           ------------------------------
                                           797,495     722,338    711,420
                                           ------------------------------
Operating costs and expenses:
 Cost of merchandise                       214,136     196,341    194,765
 Payroll and related costs                 251,463     229,949    228,676
 Other                                     159,398     146,723    146,655
 Loss on sale of American Cafe and
   Tia's Tex-Mex restaurants                10,003
 Depreciation and amortization              41,855      39,390     39,519
 Selling, general and administrative        56,454      49,865     52,994
 Interest expense net of interest
   income totaling $2,944 in 2000,
   $1,691 in 1999 and $900 in 1998           1,415       2,862      3,780
                                           ------------------------------
                                           734,724     665,130    666,389
                                           ------------------------------
Income before income taxes                  62,771      57,208     45,031
Provision for income taxes                  26,231      20,694     15,951
                                           ------------------------------
Net income                                $ 36,540    $ 36,514   $ 29,080
                                           ==============================

Earnings per share:
   Basic                                    $ 0.58      $ 0.56     $ 0.44
                                           ==============================
   Diluted                                  $ 0.57      $ 0.54     $ 0.42
                                           ==============================
Weighted average shares:
   Basic                                    62,532      64,774     66,410
                                           ==============================
   Diluted                                  64,576      67,528     69,140
                                           ==============================

The accompanying notes are an integral part of the consolidated financial statements.

RUBY TUESDAY, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)
                                                  June 4,     June 6,
                                                   2000        1999
Assets:
Current assets:
   Cash and short-term investments                $10,154      $9,117
   Accounts and notes receivable                    6,880       5,406
   Inventories:
     Merchandise                                    5,763       5,599
     China, silver and supplies                     3,615       3,923
   Income tax receivable                                        2,544
   Prepaid rent                                     3,392       3,039
   Deferred income tax benefit                        312
   Other prepaid expenses                           5,282       4,692
   Assets held for disposal                        59,057      15,725
                                                 --------    --------
   Total current assets                            94,455      50,045
                                                 --------    --------
Property and equipment - at cost:
   Land                                            36,265      38,913
   Buildings                                       73,298      76,040
   Improvements                                   165,855     186,673
   Restaurant equipment                           114,489     130,722
   Other equipment                                 46,134      47,396
   Construction in progress                        15,433      23,589
                                                 --------    --------
                                                  451,474     503,333
   Less accumulated depreciation and amortization 169,609     185,842
                                                 --------    --------
                                                  281,865     317,491
                                                 --------    --------
Costs in excess of net assets acquired, net         8,229      19,037
                                                 --------    --------
Notes receivable, net                              23,126      18,512
                                                 --------    --------
Deferred income taxes                               5,355
                                                 --------    --------
Other assets                                       26,182      23,565
                                                 --------    --------

Total assets                                     $439,212    $428,650
                                                 ========    ========

Liabilities and Shareholders' Equity:
Current liabilities:
   Accounts payable                               $35,346     $27,605
   Short-term borrowings                            3,400       8,720
   Accrued Liabilities:
     Taxes, other than income taxes                10,831      11,256
     Payroll and related costs                     17,809      13,283
     Insurance                                      4,071       3,270
     Income taxes payable                             222
     Rent and other                                16,983      13,789
   Deferred income taxes                                          233
   Current portion of long-term debt               63,134         126
                                                 --------    --------
     Total current liabilities                    151,796      78,282
                                                 --------    --------
Long-term debt                                        636      76,767
                                                 --------    --------
Deferred income taxes                                           2,333
                                                 --------    --------
Deferred escalating minimum rent                   11,416      12,025
                                                 --------    --------
Other deferred liabilities                         45,540      37,442
                                                 --------    --------
Shareholders' Equity:
     Common stock, $0.01 par value; (authorized:
       100,000 shares; issued: 2000-61,719 shares,
       1999-64,034 shares)                            617         640
     Capital in excess of par value                 4,597       3,729
     Retained earnings                            225,219     218,007
                                                 --------    --------
                                                  230,433     222,376
     Deferred compensation liability
       payable in Company stock                     3,507       2,887
     Company stock held by deferred
       compensation plan                           (3,507)     (2,887)
     Accumulated other comprehensive income          (609)       (575)
                                                 --------    --------
                                                  229,824     221,801
                                                 --------    --------
Total liabilities and shareholders' equity       $439,212    $428,650
                                                 ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per-share data)

                                                      Company Stock
                                                         Held by       Capital in                                       Accumulated
                                                         Deferred      Excess of              Deferred       Other        Total
                                Common Stock Issued  Compensation Plan    Par     Retained  Compensation Comprehensive Shareholders'
                                  Shares   Amount    Shares    Amount    Value    Earnings   Liability       Income       Equity

------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1997             70,880    $708     $(508)   $(2,665)   $2,198   $223,399         $0            $0       $223,640
   Net income                                                                       29,080                                  29,080
   Minimum pension liability
      adjustment, net of taxes
      of $299                                                                                                 (462)           (462)
                                                                                                                            ------
   Comprehensive income                                                                                                     28,618
   Shares issued under stock bonus
      and stock options plans     13,102     132                         20,710                                             20,842
   Cash dividends of $0.0225
      per common share                                                              (1,468)                                 (1,468)
   Stock repurchases, net of
      changes in Deferred
      Compensation Plan          (18,408)   (184)      (31)      (490)  (17,986)   (43,977)                                (62,637)
   Deferred Compensation Plan
      liability payable in
      Company stock                                                                             3,155                        3,155
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 6, 1998             65,574     656      (539)    (3,155)    4,922    207,034      3,155         (462)        212,150
   Net income                                                                       36,514                                  36,514
   Minimum pension liability
      adjustment, net of taxes
      of $73                                                                                                  (113)           (113)
                                                                                                                            ------
Comprehensive income                                                                                                        36,401
   Shares issued under stock bonus
      and stock option plans       3,604      35                         22,009                                             22,044
   Cash dividends of $0.045
      per common share                                                              (2,940)                                 (2,940)
   Stock repurchases              (5,144)    (51)                       (23,202)   (22,601)                                (45,854)
   Changes in Deferred
      Compensation Plan                               85          268                            (268)                           0
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 6, 1999             64,034     640    (454)      (2,887)    3,729    218,007      2,887         (575)        221,801
   Net income                                                                       36,540                                  36,540
   Minimum pension liability
      adjustment net of taxes
      of $22                                                                                                   (34)            (34)
                                                                                                                            ------
   Comprehensive income                                                                                                     36,506
   Shares issued under stock bonus
      and stock option plans       2,176      22                         15,066                                             15,088
   Cash dividends of $0.045
      per common share                                                              (2,811)                                 (2,811)
   Stock repurchases              (4,491)    (45)                       (14,877)   (26,517)                                (41,439)
   Acceleration of vesting of stock
      options held by American Cafe
      and Tia's Tex-Mex employees                                           679                                                679
   Changes in Deferred
      Compensation Plan                              (62)        (620)                            620                            0
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 4, 2000             61,719    $617    (516)     $(3,507)   $4,597   $225,219     $3,507        $(609)       $229,824
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

RUBY TUESDAY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
                                                   For the Fiscal Year Ended
                                                   June 4,  June 6,  June 6,
                                                    2000     1999     1998
--------------------------------------------------------------------------------
Operating activities:
Net income                                         $36,540  $36,514  $29,080
Adjustments to reconcile net income to net
   cash provided by operating activities:
      Loss on sale of American Cafe and
         Tia's Tex-Mex restaurants                  10,003
      Depreciation and amortization                 41,855   39,390   39,519
      Amortization of intangibles                      708      727      729
      Deferred income taxes                         (6,865)  (2,545)  (1,080)
      Loss on impairment and disposition of assets   3,090      328    2,552
      Changes in operating assets and liabilities:
         Receivables                                (3,689)     309   (2,631)
         Inventories                                  (820)    (140)  (1,040)
         Income tax receivable                       2,766     (831)    (397)
         Prepaid and other assets                   (3,600)    (548)  (3,017)
         Accounts payable,accrued and
            other liabilities                       22,252   12,803    4,977
                                                  ------------------------------
Net cash provided by operating activities          102,240   86,007   68,692
                                                  ------------------------------
Investing activities:
   Purchases of property and equipment             (94,264) (72,582) (65,750)
   Proceeds from disposal of assets                  5,945    2,095      650
   Proceeds from sale of restaurant properties
      to franchisees                                37,972   11,399   34,782
   Proceeds from sale of home office building                          5,450
   Other, net                                       (3,251)  (2,731)  (3,461)
                                                  ------------------------------
Net cash used by investing activities              (53,598) (61,819) (28,329)
                                                  ------------------------------
Financing activities:
   Proceeds from long-term debt                      9,000   16,000
   Net change in short-term borrowings              (5,312)  (7,500)  15,686
   Principal payments on long-term debt            (22,131)  (5,112) (12,103)
   Proceeds from issuance of stock,
      including treasury stock                      15,088   22,044   20,842
   Stock repurchases, net of changes
      in the Deferred Compensation Plan            (41,439) (45,854) (62,637)
   Dividends paid                                   (2,811)  (2,940)  (1,468)
                                                  ------------------------------
Net cash used by financing activities              (47,605) (23,362) (39,680)
                                                  ------------------------------
Increase in cash and short-term investments          1,037      826      683
Cash and short-term investments:
   Beginning of period                               9,117    8,291    7,608
                                                  ------------------------------
   End of period                                   $10,154   $9,117   $8,291
                                                  ==============================

Supplemental disclosure of cash flow information- Cash paid for:
   Interest (net of amount capitalized)             $3,757   $4,750   $5,885
   Income taxes, net                               $26,087  $17,812  $12,224

The accompanying notes are an integral part of the consolidated financial statements.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          1. Summary of Significant Accounting Policies
Basis of Presentation
     Ruby Tuesday, Inc. (the "Company") operates three casual dining concepts comprised of Ruby Tuesday, American Cafe and Tia's Tex-Mex restaurants. The Company also offers franchises for the Ruby Tuesday concept in domestic and international markets. At June 4, 2000, the Company owned and operated 402 restaurants, including 336 Ruby Tuesday, 41 American Cafe, and 25 Tia's Tex-Mex restaurants. The Ruby Tuesday concept units are concentrated primarily in the Northeast, Southeast, Mid-Atlantic and the Midwest. The American Cafe concept units are primarily located in the Mid-Atlantic and Southeast regions. Tia's Tex-Mex operates units in the Southwest, Southeast, and Mid-Atlantic regions. Also, as of year-end, there were 137 domestic Ruby Tuesday franchise units located in sixteen states and nine international Ruby Tuesday franchise units located in the Asia Pacific Region, India, Chile, Honduras, and Iceland.

Fiscal Year
     The Company's fiscal year ends on the first Sunday following May 30. Prior to fiscal 1999, the Company's fiscal year ended on the first Saturday following May 30. The fiscal years ended June 4, 2000 and June 6, 1999, comprised 52 weeks, and the fiscal year ended June 6, 1998 comprised 53 weeks.

Cash and Short-Term Investments
     The Company's cash management program provides for the investment of excess cash balances in short-term money market instruments. Short-term investments are stated at cost, which approximates market value. The Company considers amounts receivable from credit card companies and marketable securities with a maturity of three months or less when purchased to be short-term investments.

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

Income Taxes
     Deferred income taxes are determined utilizing the asset and liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities.

Pre-Opening Expenses
     Salaries, personnel training costs and other expenses of opening new facilities are charged to expense as incurred.

Intangible Assets
     The excess of cost over the fair value of net assets acquired of purchased businesses ("goodwill") generally is amortized on a straight-line basis over 40 years. As discussed in Note 3 of Notes to the Consolidated Financial Statements, the Company wrote off $8.5 million of Tia's Tex-Mex goodwill as part of its $10.0 million charge recognized due to the planned disposition of the American Cafe and Tia's Tex-Mex concepts. The remaining portion of the Tia's Tex-Mex goodwill, $1.6 million, is included in Assets Held for Disposal.

     At June 4, 2000 and June 6, 1999, accumulated amortization for cost in excess of net assets acquired was $6.4 million and $7.4 million, respectively.

Advertising Costs
     The Company generally expenses advertising costs as incurred. Advertising expense totaled $8.2 million, $7.5 million, and $12.7 million for Fiscal 2000, 1999, and 1998, respectively.

Fair Value of Financial Instruments
     The Company's financial instruments at June 4, 2000 and June 6, 1999 consisted of cash and short-term investments, Deferred Compensation Plan investments, notes receivable, short-term borrowings, long-term debt and interest rate swap agreements. The fair value of these financial instruments approximated the carrying amounts reported in the Consolidated Balance Sheets with the exception of Ruby Tuesday stock held by the Deferred Compensation Plan, which is included in shareholders' equity at cost, and the interest rate swaps, which had a value to the Company at June 4, 2000 of $5.6 million. Estimates of the fair value of the financial instruments are based upon current market conditions, quoted market prices, and present values of future cash flows.

Franchise Revenues
     Franchise development and license fees received are recognized when all material services have been substantially performed by the Company and the restaurant has opened for business. Franchise royalties (based on a percentage of monthly sales) are recognized as franchise revenue on the accrual basis. Support service fees and marketing fees charged to franchisees are included in selling, general and administrative expenses as an offset to the related costs incurred by the Company to provide these services. Costs associated with franchise operations are expensed as incurred.

Refranchising Gains (Losses)
     Refranchising gains (losses), included in other operating costs and expenses, include gains or losses on sales of restaurants to franchisees. All direct costs associated with refranchising are included in the calculation of the gain or loss. Upon making the decision to sell a restaurant to a franchisee, the restaurant is reclassified to Assets Held For Disposal at the lower of book value or fair market value and any anticipated loss is immediately recognized. When the sale occurs, any loss not previously recognized is recorded concurrently with the sale. The Company records an appropriate allowance for doubtful notes for any gain up to the full amount of the note received in conjunction with the transaction. Notes receivable presented in the Consolidated Balance Sheets are net of an allowance for doubtful notes of $25.1 million and $8.0 million at June 4, 2000 and June 6, 1999, respectively. Gains in excess of the notes are recognized currently.

Earnings Per Share
     Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during each year presented. Diluted earnings per share gives effect to options outstanding during the applicable periods. The dilutive effect of the Company's stock options increased the diluted weighted average shares outstanding by 2,044,000, 2,754,000, and 2,730,000 for Fiscal 2000, 1999, and 1998, respectively.

     The Company effected a two-for-one stock split in the form of a 100% stock dividend paid on May 19, 2000 to shareholders of record on April 28, 2000. All references to the number of common shares and common share amounts have been restated to give retroactive effect to the stock split for all periods presented.

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

Impairment of Long-Lived Assets
     The Company reviews underlying assets related to each of its restaurants for impairment when circumstances indicate the carrying amount may not be recoverable. An impairment is recognized when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value.

Comprehensive Income
     Comprehensive income includes net income adjusted for certain revenues, expenses, gains and losses that are excluded from net income in accordance with generally accepted accounting principles, such as adjustments to the minimum pension liability. Comprehensive income is shown as a separate component in the Consolidated Statements of Shareholders' Equity.

Segment Reporting
     Operating segments are components of an enterprise about which separate financial information is available that is reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company aggregates similar operating segments into a single operating segment if the businesses are considered similar under the criteria of generally accepted accounting principles. The Company considers its three restaurant concepts and franchising operations as similar and has aggregated them.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications
     Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net.

2. Franchising

     The Company's domestic franchise program currently includes 21 franchise partners whom it considers to be the nation's top restaurant operators. In conjunction with this program, the Company has sold 106 Ruby Tuesday restaurants to these franchise partners as of June 4, 2000. These units are now operating as franchised Ruby Tuesday restaurants under separate franchising agreements. During Fiscal 2000 and 1999, the Company sold 42 and 19 units, respectively, to franchise partners for collective sales prices of $58.5 million and $23.3 million, respectively. The portion of sales prices not received in cash ($20.5 million in 2000 and $11.9 million in 1999) was received in the form of notes bearing interest at rates ranging from 8.0-15.6% and due through 2011. The sales of these units resulted in a pre-tax gain of $5.4 million in 2000 and $3.1 million in 1999. The gains are included in other operating costs and expenses.
     The Company has entered into development agreements with its franchisees whereby they will open varying numbers of Ruby Tuesday restaurants over the next five to nine years following their respective agreement dates. During fiscal years 2000 and 1999, 22 and eight Ruby Tuesday franchise units were opened, respectively, by franchisees pursuant to development agreements which resulted in the recognition of development and licensing fees of $1.0 million and $0.5 million, respectively. Deferred development fees associated with all domestic franchisees totaled $1.5 million and $1.3 million as of June 4, 2000 and June 6, 1999, respectively.
     As discussed in Note 10 to the Consolidated Financial Statements, the Company sponsors and serves as partial guarantor for a revolving line-of-credit to assist franchise partners with working capital and operational cash flow requirements.
     The Company acquired three units in Kentucky from a franchise partner in Fiscal 2000 for a purchase price of $0.1 million.
     During Fiscal 2000 and 1999, four and two Ruby Tuesday international franchise units were opened, respectively, by franchisees pursuant to territorial development agreements which resulted in the recognition of development and licensing fees of $0.4 million and $0.1 million, respectively. Deferred territorial development fees, which will be recognized as income as units are opened in accordance with the various development agreements, totaled $1.1 million at June 4, 2000 and June 6, 1999.

3. Planned Sale of American Cafe and Tia's Tex-Mex Restaurants

     On April 7, 2000, the Company entered into a letter of intent which provides for the sale of all open American Cafe and Tia's Tex-Mex restaurants and three Tia's Tex-Mex restaurants then under construction to the president and partner of the American Cafe concept and his management team (together to be known as "Specialty Restaurant Group, LLC"). The purchase price is $54.5 million plus the cost of developing the three new units (currently estimated to be $4.5 million), of which the Company will finance up to $20 million. The Company will have the right to acquire 33% of Specialty Restaurant Group, LLC following closing through the fifth anniversary at varying pre-determined amounts.
     As a result of this planned sale, the Company recorded a pre-tax loss of $10.0 million on the transaction in the current fiscal year. Included in the loss is $8.5 million, which represents an impairment charge on a majority of the Tia's Tex-Mex goodwill, $0.7 million for compensation expense resulting from the acceleration of unvested options held by employees of these concepts, and $0.8 million for other write-offs and charges. The accelerated stock options had original vesting dates ranging from September, 2000 through October, 2002.
     The sale is expected to be completed by the end of September, 2000. Under the terms of the letter of intent, the restaurants will be operated under their current brand names and the current team members are expected to remain in place.
     Included in Assets Held for Disposal at June 4, 2000 is $56.0 million which represents the remaining book value of the American Cafe and Tia's Tex-Mex fixed assets and goodwill. Revenues for the American Cafe and Tia's Tex-Mex units for Fiscal 2000 were $108.2 million, with operating losses of $2.3 million

4. Impairment of Long-Lived Assets

     The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from those assets will be sufficient to recover the remaining recorded asset values. Restaurants in particular are reviewed on a quarterly basis for negative cash flows. Management believes that units with recurring negative cash flows might be impaired based upon poor operating performance. Based upon its reviews in Fiscal 2000, 1999, and 1998, the Company recorded restaurant impairments of $6.3 million, $2.9 million and $0.4 million, respectively. Fiscal 2000 included $4.0 million for five underperforming Ruby Tuesday units in the state of Texas, one of which closed prior to June 4, 2000. In addition to the restaurant impairments, the Company recorded a $2.8 million impairment charge in Fiscal 2000 for capitalized software and systems.

5. Long-Term Debt

Long-term debt consists of the following:
(In Thousands)
                                     Fiscal Year
                                    2000    1999

Revolving credit facility          $13,000 $26,000
Term notes payable to banks         50,000  50,000
Other long-term debt                   770     893
                                   ------- -------
                                    63,770  76,893
Less current maturities             63,134     126
                                   ------- -------
                                   $   636 $76,767
                                   ======= =======

Annual maturities of long-term debt at June 4, 2000 are as follows:
(In Thousands)

2001                               $63,134
2002                                   143
2003                                   155
2004                                    84
2005                                    48
Subsequent years                       206
                                   -------
Total                              $63,770
                                   =======

        The Company has a five-year credit facility with several banks which allows the Company to borrow up to $100.0 million under various short-term interest rate options. The $100.0 million credit facility is comprised of a $50.0 million five-year interest only term note (bearing interest at 6.55% at June 4, 2000) and a $50.0 million five-year revolving credit facility. Commitment fees equal to 0.1875% per annum are payable quarterly on the unused portion of the revolving credit facility. At June 4, 2000, the Company had $13.0 million of borrowings outstanding with various banks under the revolving credit facility at interest rates approximating 6.91% per annum. Maturity of the credit facility is March 11, 2001 and, accordingly, the Company has classified outstanding borrowings under the revolving credit facility and term notes payable as current in the Consolidated Balance Sheets. Negotiations for the replacement of this credit facility with a similar five-year credit facility have begun and the Company anticipated that the refinancing will be complete by October 1, 2000.

        The credit facility contains restrictions on incurring additional indebtedness and payment of dividends and has certain covenants regarding funded debt, net worth, and fixed charge coverage. At June 4, 2000, the Company was in compliance with all such covenants. Retained earnings in the amount of $49.8 million were available for distribution at June 4, 2000 under these debt covenants.

        The Company has entered into five interest rate swap agreements with notional amounts aggregating $125.0 million. The swap agreements effectively fix the interest rate on an equivalent amount of the Company's debt and floating-rate lease obligations to rates ranging from 5.79% to 6.25% for periods up through December 7, 2003.

        In addition, at June 4, 2000, the Company had committed lines of credit amounting to $12.2 million and non-committed lines of credit amounting to $15.0 million with several banks at various interest rates approximating 6.91% and 5.18% at June 4, 2000 and June 6, 1999, respectively. All of these lines are subject to periodic review by each bank. The Company utilized its lines of credit to meet operational cash needs during Fiscal 2000 and 1999. Borrowings on these lines of credit were $3.4 million and $8.7 million at June 4, 2000 and June 6, 1999, respectively.

        Interest expense capitalized in connection with financing additions to property and equipment amounted to approximately $0.7 million and $0.8 million for the years ended June 4, 2000 and June 6, 1999

6. Leases

     Various operations of the Company are conducted in leased premises. Initial lease terms expire at various dates over the next 21 years and may provide for escalation of rent during the lease term. Most of these leases provide for additional contingent rents based upon sales volume and contain options to renew (at adjusted rentals for some leases).
     At June 4, 2000, the future minimum lease payments, including guaranteed residual values, under operating leases for the next five years and in the aggregate are as follows:

(In Thousands)
--------------------------------------------
2001                              $   43,933
2002                                  42,733
2003                                  42,183
2004                                  41,155
2005                                  39,134
Subsequent years                     219,262
                                   ---------
Total minimum lease payments      $  428,400
                                   =========

Future minimum sub-lease payments to be received for the next five years and in the aggregate under noncancelable sub-lease agreements are as follows:

(In Thousands)
--------------------------------------------
2001                             $     7,784
2002                                   7,557
2003                                   7,633
2004                                   7,402
2005                                   7,036
Subsequent years                      38,822
                                  ----------
Total minimum sub-lease payments $    76,234
                                  ==========

Rental expense pursuant to operating leases is summarized as follows:
(In Thousands)
                                    2000     1999     1998
                                 -------------------------
Minimum rent                     $36,806  $35,809  $36,288
Contingent rent                    4,307    3,527    3,490
                                 -------------------------
                                 $41,113  $39,336  $39,778
                                 =========================

     During Fiscal 1998, the Company entered into a $40.0 million master synthetic lease agreement for the purpose of leasing new free-standing units and the Maryville, Tennessee Restaurant Support Services Center. This agreement was amended in October, 1998 to provide for total funding of $80.0 million and to change the agreement date to October 2, 1998. On June 3, 1999, the Company entered into an additional $45.0 million master operating lease agreement also for the purpose of leasing new free-standing units. An operating lease agreement will be entered into for each facility providing for an initial lease term of five years from the applicable agreement date with two five-year renewal options. Each lease also provides for substantial residual value guarantees and includes purchase options at the lessor's original cost of the properties. As of June 4, 2000, the Company has entered into leases for 56 units (43 of which were open at June 4, 2000) and the Maryville, Tennessee Restaurant Support Services Center at an aggregated original cost to the lessor of approximately $105.5 million. Lease commitments applicable to such leases entered into are included in the commitment amounts presented above.

     Subsequent to June 4, 2000, the Company entered into an interim synthetic lease agreement for an additional $10.0 million pending a new comprehensive synthetic lease financing facility.

7. Income Taxes

The components of income tax expense are as follows:

                                        (In Thousands)
                              2000            1999           1998
                          -----------------------------------------
Current:
  Federal                 $  28,987      $  20,144      $  13,898
  State                       4,109          3,095          3,133
                          -----------------------------------------
                             33,096         23,239         17,031
Deferred:
  Federal                    (5,372)        (2,162)          (953)
  State                      (1,493)          (383)          (127)
                          -----------------------------------------
                             (6,865)        (2,545)        (1,080)
                          -----------------------------------------
                          $  26,231      $  20,694      $  15,951
                          =========================================

Taxes payable were reduced by $3.7 million, $6.6 million, and $5.2 million in 2000, 1999, and 1998, respectively, as a result of stock options exercises.

Deferred tax assets and liabilities are comprised of the following:
                                              (In Thousands)
                                          2000            1999
                                     ------------------------------
Deferred tax assets:
  Employee benefits                  $   11,679       $  10,337
  Insurance reserves                      4,283           4,168
  Escalating rents                        4,483           4,721
  Acquired net operating losses           1,532           2,193
  Bad debt reserve                        9,860           3,148
  Closed unit and asset
    impairment reserves                   3,568           1,045
  Deferred development fees               1,316           1,168
  Other                                   2,568           2,417
                                     ------------------------------
Total deferred tax assets                39,289          29,197
                                     ------------------------------
Deferred tax liabilities:
  Depreciation                           28,112          27,103
  Assets held for disposal                2,075           1,652
  Prepaid deductions                      1,687           1,461
  Retirement plans                          991             882
  Other                                     757             665
                                     ------------------------------
Total deferred tax liabilities           33,622          31,763
                                     ------------------------------
Net deferred tax asset (liability)   $    5,667       $  (2,566)
                                     ==============================

     Management believes it is more likely than not the Company will realize the benefits of its deferred tax assets and therefore no valuation allowance has been provided.

     A reconciliation from the statutory federal income tax expense to the reported income tax expense is as follows:

                                             (In Thousands)
                                    2000         1999          1998
                                 -------------------------------------
Statutory federal income taxes   $ 21,970     $ 20,023      $ 15,761
State income taxes, net
  of federal income tax benefit     1,690        1,763         1,954
Tax credits                        (1,907)      (1,123)       (1,146)
Write-off of Tia's Tex-Mex          2,985
  goodwill
Other, net                          1,493           31          (618)
                                 -------------------------------------
                                 $ 26,231     $ 20,694      $ 15,951
                                 =====================================

8. Employee Benefit Plans

     Salary Deferral Plan - The Company maintains the Ruby Tuesday, Inc. Salary Deferral Plan, which is a 401(k) plan. The Company makes matching contributions to the Plan based on each eligible employee's pre-tax contribution and years of service. The Company contributes 20% of the employee's pre-tax contribution after three years of service, 30% after ten years of service and 40% after 20 years of service. The Company's expense related to the Plan approximated $0.2 million for each of 2000, 1999, and 1998.

     Deferred Compensation Plan - The Company maintains the Ruby Tuesday, Inc. Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan except that the Plan allows up to 100% deferral of annual earnings (net of withholdings). The Company's expenses under the Plan approximated $0.2 million for Fiscal 2000 and $0.1 million for 1999 and 1998. Company assets earmarked to pay benefits under the Plan are held by a rabbi trust. Assets and liabilities of a rabbi trust must be accounted for as if they are assets or liabilities of the Company, therefore, all earnings and expenses are recorded in the Company's financial statements. The Plan's assets and liabilities, which approximated $16.9 million and $14.6 million in 2000 and 1999, respectively, are included in Other Assets and Other Liabilities in the Consolidated Balance Sheets, except for the investment in Ruby Tuesday common stock and the related liability payable in Ruby Tuesday common stock which are reflected in Shareholders' Equity in the Consolidated Balance Sheets.

     Retirement Plan - The Company, along with Morrison Fresh Cooking, Inc. (which was subsequently purchased by Piccadilly Cafeterias, Inc.) and Morrison Management Specialists, Inc. (formerly Morrison Health Care, Inc.), sponsors the Morrison Restaurants Inc. Retirement Plan. Effective December 31, 1987, the Plan was amended so that no additional benefits will accrue and no new participants will enter the Plan after that date. Participants receive benefits based upon salary and length of service. Certain responsibilities involving the administration of the Plan are jointly shared by each of the three companies. No contribution was made to the Plan in 2000, 1999, or 1998.

     Executive Supplemental Pension Plan and Management Retirement Plan - Under these unfunded defined benefit pension plans, eligible employees earn supplemental retirement income based upon salary and length of service, reduced by social security benefits and amounts otherwise receivable under other specified Company retirement plans.

     To provide a source for the payment of benefits under these Plans, the Company owns whole-life insurance contracts on some of the participants. The cash value of these policies net of policy loans is $7.1 million and $5.9 million at June 4, 2000 and June 6, 1999, respectively. The Company maintains a rabbi trust to hold the policies and death benefits as they are received. During Fiscal 2000, the Company received 147,200 shares of common stock from an insurance company which provides a majority of the whole-life policies as a result of the insurance company's demutualization. In accordance with this receipt, the Company recognized income of $1.7 million.

     The following table details the reconciliation of the benefit obligations and fair value of plan assets in addition to the components of pension expense, the funded status and amounts recognized in the Company's Consolidated Financial Statements for the Management Retirement Plan, the Executive Supplemental Pension Plan, and the Retirement Plan. Amounts presented are in thousands.

                                                        Pension Benefits
                                                   2000       1999       1998
                                                 --------   --------   --------
Change in benefit obligation:
   Benefit obligation at beginning of year       $20,002    $17,825    $13,674
   Service cost                                      170        159        123
   Interest cost                                   1,472      1,288      1,077
   Actuarial loss                                    705      2,291      3,917
   Benefits paid                                  (1,547)    (1,561)      (966)
                                               ---------  ---------  ---------
   Benefit obligation at end of year              20,802     20,002     17,825
                                               ---------  ---------  ---------

Change in plan assets:
   Fair value of plan assets at beginning of year  8,199      7,883      4,730
   Retiree liability transfer                                            2,592
   Actual return on plan assets                      780      1,251      1,018
   Benefits paid                                    (918)      (935)      (457)
                                               ---------  ---------  ---------
   Fair value of plan assets at end of year        8,061      8,199      7,883
                                               ---------  ---------  ---------

Reconciliation of funded status:
   Funded status                                 (12,741)   (11,803)    (9,942)
   Unrecognized net actuarial loss                 3,632      3,491      1,767
   Unrecognized transition obligation                759        927      1,095
   Unrecognized prior service cost                   545        333        502
                                               ---------  ---------  ---------
   Accrued benefit cost                          $(7,805)   $(7,052)   $(6,578)
                                               =========  =========  =========

Amounts recognized in the Consolidated Balance Sheets consist of:
   Prepaid benefit cost                          $ 1,441    $ 1,331    $ 1,137
   Accrued benefit liability                     (11,333)   (10,255)    (9,258)
   Intangible asset                                1,084        925        782
   Accumulated other comprehensive income          1,003        947        761
                                               ---------  ---------  ---------
   Net amount recognized at year-end             $(7,805)   $(7,052)   $(6,578)
                                               =========  =========  =========

Additional year-end information for pension plans with benefit obligations in excess of plan assets:
   Projected benefit obligation                  $13,068    $11,821    $10,896
   Accumulated benefit obligation                 11,333     10,255      9,258
Components of net periodic benefit cost:
   Service cost                                  $   170    $   159    $   123
   Interest cost                                   1,472      1,288      1,077
   Expected return on plan assets                   (778)      (752)      (454)
   Amortization of transition obligation             168        168        168
   Amortization of prior service cost                169        169        169
   Recognized actuarial loss                         181         67         14
                                               ---------  ---------  ---------
   Net periodic benefit cost                     $ 1,382    $ 1,099    $ 1,097
                                               =========  =========  =========

Assumptions used:
   Discount Rate                                   8.00%      7.50%      7.50%
   Expected return on plan assets                 10.00%     10.00%     10.00%
   Rate of compensation increase                   4.00%      4.00%      4.00%

9.  Capital Stock, Options and Bonus Plans
     Preferred Stock-Under its Certificate of Incorporation, the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of June 4, 2000.

     The Ruby Tuesday, Inc. 1996 Stock Incentive Plan - A Committee, appointed by the Board, administers the Ruby Tuesday, Inc. 1996 Stock Incentive Plan on behalf of the Company and has complete discretion to determine participants and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plan have been at the prevailing market value at the time of grant. At June 4, 2000, the Company had reserved a total of 9,342,000 shares of common stock for this Plan.

     The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors - Under the Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors, non-employee directors have the opportunity to defer the receipt of their retainer fees or to allocate their retainer fees to the purchase of shares of the Company. The Plan provides that the directors must use 60% of their retainer to purchase shares of the Company if they have not attained a specified level of ownership of shares of Company common stock. Each director purchasing stock receives additional shares equal to 15% of the shares purchased and three times the total shares in options, which after six months are exercisable for five years from the grant date. All options awarded under the Plan have been at the prevailing market value at the time of grant. A Committee, appointed by the Board, administers the Plan on behalf of the Company. At June 4, 2000, the Company had reserved 324,000 shares of common stock for the Plan.

     The Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan - A Committee, appointed by the Board, administers the Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan on behalf of the Company and has full authority in its discretion to determine the officers and key employees to whom Stock Incentives are granted and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plan have been at the prevailing market value at the time of grant. At June 4, 2000, the Company had reserved a total of 10,840,000 shares of common stock for this Plan.

     In addition to the above plans, stock options are outstanding under a terminated plan, the Ruby Tuesday, Inc. Stock Bonus and Non-Qualified Stock Option Plan, which was effective from 1986 to 1992. Options to purchase 398,000 shares remain outstanding under the terms of the Plan at June 4, 2000.

     The Company applies APB 25 and related interpretations in accounting for its employee stock options. In contrast to the intrinsic value based method employed by APB 25, FAS 123 utilizes a fair value based method. FAS 123 requires the use of option valuation models developed for estimating the fair value of traded options which are fully transferable and have no vesting restrictions. Option valuation models also utilize highly subjective assumptions such as expected stock price volatility. Changes in the assumptions can materially impact the fair value estimate and, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options. Since the Company has elected to account for its employee stock options in accordance with APB 25, the required pro forma disclosures as if the option valuation models were used are presented below in accordance with FAS 123.

     All stock options are awarded at the prevailing market rate on the date of grant; therefore, under the intrinsic value method employed by APB 25, no compensation expense is recognized. For purposes of FAS 123 disclosure, the estimated fair value of the options is expensed over the vesting period of the options. Fair value was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999, and 1998:
                                      2000       1999       1998
Risk-free interest rate               6.02%      5.50%      5.75%
Expected dividend yield               0.48%      0.56%   .00-.69%
Stock price volatility factor         0.359      0.465      0.412
Expected life of options (in years)   3.5-7      3.5-4        3-7

     If the Company had adopted FAS 123 in accounting for its stock options granted in 2000, 1999, and 1998, its net income and earnings per share would approximate the pro forma amounts below (in thousands except for per share data):

                           2000                1999                  1998
                       As        Pro       As        Pro        As        Pro
                    Reported    Forma   Reported    Forma    Reported    Forma
Net income          $36,540    $33,236   $36,514   $33,089    $29,080   $26,194
Earnings per
share:
  Basic              $ 0.58    $ 0.53    $ 0.56     $ 0.51    $ 0.44    $ 0.40
  Diluted            $ 0.57    $ 0.51    $ 0.54     $ 0.49    $ 0.42    $ 0.38

     As discussed in Note 3 of Notes to Consolidated Financial Statements, the Company recorded a charge of $0.7 million in Fiscal 2000 as a result of the acceleration of vesting of Company stock options for American Cafe and Tia's Tex-Mex employees.

     The following table summarizes the activity in options under these stock option plans:

(In Thousands                        Number of Shares Under Option
Except Per-Share Data)    ------------------------------------------------------
                                  Weighted           Weighted           Weighted
                                  Average            Average            Average
                                  Exercise           Exercise           Exercise
                           2000    Price      1999    Price       1998   Price
                          ------  --------   ------  --------   ------- --------
Beginning of year          9,738   $ 5.73     9,587   $ 4.65     11,052  $ 4.44
Granted                    2,626   $ 9.23     2,682   $ 8.43      1,036  $ 6.43
Exercised                 (1,966)  $ 4.75    (2,144)  $ 4.38     (2,048) $ 4.38
Forfeited                   (279)  $ 6.78      (387)  $ 5.31       (453) $ 4.57
                          ------  --------   ------  --------   ------- --------
End of year               10,119   $ 6.80     9,738   $ 5.73      9,587  $ 4.65
                          ======  ========   ======  ========   ======= ========
Exercisable                5,005   $ 4.70     4,204   $ 4.49      3,066  $ 4.32
                          ======  ========   ======  ========   ======= ========
Outstanding option prices   $2.17-$9.91        $2.17-$9.78        $2.17-$7.64
                          ================   ================   ================
Exercised option prices     $2.78-$7.11        $2.31-$7.11        $2.31-$7.11
                          ================   ================   ================
Granted option prices       $8.53-$9.91        $6.53-$9.78        $5.38-$6.75
                          ================   ================   ================
Weighted avg. fair value of options
granted during the year        $3.34              $3.42               $2.14

The weighted average remaining contractual life of the options outstanding at June 4, 2000 was 2.98 years.

10. Commitments and Contingencies

     At June 4, 2000, the Company was committed under letters of credit totaling $7.6 million issued primarily in connection with its workers' compensation and casualty insurance programs.
     As part of its domestic franchise partner program, the Company has negotiated with various lenders a $52.5 million credit facility to assist franchise partners with working capital and operational cash flow requirements. The Company, as sponsor of the credit facility, serves as partial guarantor for the draws made on this revolving line-of-credit. As of June 4, 2000, the amount guaranteed by the Company on the facility was $11.1 million.
     The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations, consolidated financial position or liquidity.

11. Subsequent Event
     Subsequent to June 4, 2000, the Company entered into a purchase agreement with a potential franchise partner which provides, among other things, for the sale of five units in Illinois and one in Iowa. The closing of the sale of these units, expected to occur in the second quarter of Fiscal 2001, is subject to various conditions, including the transfer of liquor licenses, third party consents, and availability of financing. Upon completion of the sale, the six units will be operated as Ruby Tuesday restaurants and the Company will receive an aggregate purchase price of $9.2 million, of which approximately $6.9 million is expected to be paid in cash. The remaining amount will be in the form of an interest bearing note due through 2011. The sale of these units is expected to result in a minimal pre-tax gain. As of June 4, 2000, five of the six units to be sold were open. The remaining unit is expected to open by the end of the first quarter of Fiscal 2001. Fiscal 2000 revenues from the five units in operation totaled $8.8 million, with operating profits of $0.9 million.

12. Supplemental Quarterly Financial Data (Unaudited)
     Quarterly financial results for the years ended June 4, 2000 and June 6, 1999, are summarized below.

(In Thousands Except Per-Share Data)
--------------------------------------------------------------------------------
                                     For the Year Ended June 4, 2000
                             FIRST     SECOND      THIRD     FOURTH
                            QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
--------------------------------------------------------------------------------
Revenues                   $195,285   $193,779   $209,222   $199,209    $797,495
================================================================================
Gross profit*              $ 40,292   $ 38,795   $ 46,352   $ 47,059    $172,498
================================================================================
Income before income taxes $ 16,161   $ 13,151   $ 21,417   $ 12,042**  $ 62,771
Provision for income taxes    5,861      4,719      7,687      7,964      26,231
--------------------------------------------------------------------------------
Net income                 $ 10,300   $  8,432   $ 13,730   $  4,078    $ 36,540
================================================================================
Earnings per share:
   Basic                   $   0.16   $   0.14   $   0.21   $   0.07    $   0.58
   Diluted                 $   0.16   $   0.13   $   0.21   $   0.07    $   0.57
================================================================================


(In Thousands Except Per-Share Data)
--------------------------------------------------------------------------------
                                     For The Year Ended June 6, 1999
                             FIRST     SECOND      THIRD     FOURTH
                            QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
--------------------------------------------------------------------------------
Revenues                   $178,147   $175,794   $184,729   $183,668    $722,338
================================================================================
Gross profit*              $ 35,252   $ 33,514   $ 41,246   $ 39,313    $149,325
================================================================================
Income before income taxes $ 12,158   $  9,654   $ 18,619   $ 16,777    $ 57,208
Provision for income taxes    4,362      3,503      6,746      6,083      20,694
--------------------------------------------------------------------------------
Net income                 $  7,796   $  6,151   $ 11,873   $ 10,694    $ 36,514
================================================================================
Earnings per share:
   Basic                   $   0.12   $   0.09   $   0.18   $   0.17    $   0.56
   Diluted                 $   0.11   $   0.09   $   0.18   $   0.16    $   0.54
================================================================================

* The Company defines gross profit as revenue less cost of merchandise, payroll and related costs, and other operating costs and expenses.

** Includes a pre-tax charge of $10.0 million recorded in conjunction with the planned disposition of American Cafe and Tia's Tex-Mex restaurants.

     Ruby Tuesday, Inc. common stock is publicly traded on the New York Stock Exchange under the ticker symbol RI. The following table sets forth the reported high and low prices of the common stock and cash dividends paid thereon for each quarter during Fiscal 2000 and 1999.

----------------------------------------------
           Fiscal Year Ended June 4, 2000
----------------------------------------------
                                     Per Share
                                       Cash
Quarter          High      Low       Dividends
----------------------------------------------
First          $11.03     $ 8.85      $0.0225
Second         $11.03     $ 9.00         --
Third          $ 9.94     $ 7.85      $0.0225
Fourth         $11.56     $ 8.09         --


----------------------------------------------
           Fiscal Year Ended June 6, 1999
----------------------------------------------
                                     Per Share
                                       Cash
Quarter          High        Low     Dividends
----------------------------------------------
First          $ 8.72      $ 6.91     $0.0225
Second         $ 9.60      $ 7.00        --
Third          $10.69      $ 9.00     $0.0225
Fourth         $10.00      $ 8.22        --


     On July 10, 2000, the Company's Board of Directors declared a semi-annual cash dividend of $0.0225 per share payable on August 7, 2000, to shareholders of record on July 24, 2000. As of July 28, 2000, there were approximately 5,600 holders of record of the Company's common stock.

                         Report of Independent Auditors


Shareholders and Board of Directors
Ruby Tuesday, Inc. and Subsidiaries


        We have audited the accompanying consolidated balance sheet of Ruby Tuesday, Inc. and Subsidiaries as of June 4, 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Ruby Tuesday, Inc. and Subsidiaries as of June 6, 1999, and for the two years then ended, were audited by other auditors whose report thereon dated June 28, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the financial position of Ruby Tuesday, Inc. and Subsidiaries as of June 4, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP


Louisville, Kentucky
June 30, 2000