Form 10-K, Exhibit 13
period 2001-06-05
RUBY TUESDAY INC
filed 2001-08-31
CIK 68270

-------------------------------------------------------------------------------


Annual Report for
Fiscal year end 6/5/01

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         Ruby Tuesday, Inc. owns and operates Ruby Tuesday(R) casual dining restaurants. The Company also franchises its Ruby Tuesday concept in selected domestic and international markets. As of June 5, 2001, the Company owned and operated 374 Ruby Tuesday restaurants, located in 27 states. As of fiscal year end, there were 151 domestic Ruby Tuesday franchise units located in 19 states and 12 international Ruby Tuesday franchise units located in the Asian Pacific Region, India, Iceland, Central and South America and Puerto Rico.
         On November 20, 2000, the Company completed the planned sale of all 69 of its American Cafe (including L&N Seafood) and Tia's Tex-Mex restaurants to Specialty Restaurant Group, LLC ("SRG"), a limited liability company owned by the former president and partner of the Company's American Cafe and Tia's Tex-Mex concepts and certain members of his management team.
         For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following should be read in conjunction with the Consolidated Financial Statements and related Notes found on pages 28 to 45.

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


                                         2001     2000     1999
                                        ------   ------   -----
Company restaurant sales                 98.4%    99.0%    99.3%
Franchise revenues                        1.6      1.0      0.7
                                        ------   ------   -----
  Total revenues                        100.0    100.0    100.0
Operating costs and expenses:
 (As a percentage of Company restaurant sales):
   Cost of merchandise                   27.4     27.1     27.4
   Payroll and related costs             31.9     31.9     32.0
   Other restaurant operating costs      19.0     20.2     20.4
   Loss on sale of American Cafe
    and Tia's Tex-Mex restaurants                  1.3
   Depreciation and amortization          4.4      5.3      5.5
 (As a percentage of Total revenues):
   Selling, general and
     administrative                       7.3      7.1      6.9
   Interest (income) expense, net        (0.5)     0.2      0.4
                                        ------   ------   -----
Total operating costs and expenses       88.3     92.1     92.1
                                        ------   ------   -----

Income before income taxes               11.7      7.9      7.9
Provision for income taxes                4.2      3.3      2.8
                                        ------   ------   -----
Net income                                7.5%     4.6%     5.1%
                                        ======   ======   ======

--------------------------------------------------------------------------

--------------------------------------------------------------------------
Fiscal 2001 Compared to Fiscal 2000

Overview
         During Fiscal 2001, the Company opened 55 Ruby Tuesday restaurants (nine of which related to the re-acquisition of RT Southwest Franchise, LLC, an Arizona franchise), while closing 17 Ruby Tuesday restaurants (six were closed due to normal lease expirations, six were sold to a new franchise partner, two were leased to SRG, and three underperforming units were closed in Texas). The six Ruby Tuesday restaurants were sold to a domestic franchise partner (a "refranchising" transaction) for aggregate consideration of $7.4 million in cash and $1.8 million in the form of a promissory note due in Fiscal 2011 bearing an interest rate of 10.0%. The sale of these units resulted in a pre-tax gain of $1.7 million which is included in other restaurant operating costs. Concurrent with each sale of Ruby Tuesday units, the Company enters into a franchise agreement for each restaurant and a development agreement with the franchise partners whereby the partners commit to open a varying number of Ruby Tuesday restaurants over the next five to six years in their respective areas. During Fiscal 2001, 21 domestic and three international Ruby Tuesday franchise units were opened in conjunction with development agreements.
         Subsequent to June 5, 2001, the Company entered into a purchase agreement with three new franchise partners and one current franchise partner for the sale of 20 Ruby Tuesday restaurants in Fiscal 2002. The sales of these units, if effected under the terms of the purchase agreements, are expected to result in minimal pre-tax gains.

Revenues
         The Company's revenues decreased to $789.6 million in Fiscal 2001 from $797.5 million in Fiscal 2000. The $7.9 million revenue decrease was the result of the sale of the American Cafe, Tia's Tex-Mex, and L&N Seafood units to SRG which accounted for 28 weeks of revenue not included in Fiscal 2001 that included in Fiscal 2000 coupled with the loss of revenue associated with the refranchising of 42 Ruby Tuesday restaurants in the third and fourth quarters of Fiscal 2000. Ruby Tuesday concept same store sales, however, increased 3.7% due to both check average increases and higher customer counts. In conjunction with the new menus introduced during Fiscal 2001, the Company continued to focus on combination platters. This focus, along with shrimp promotions, not only increased gross profits, but also allowed the Company to benefit from purchases of large quantities of singular items.
         The Company receives revenue from its franchise partners in the form of development and license fees at the initial opening of the franchised unit. Revenue based on the fees is recognized when all material services have been substantially performed by the Company and the restaurant has opened for business. Franchise revenues increased $4.2 million as a result of increased royalties and license fees attributable to the growth of the domestic franchise partner program including the sale of six units to a new franchise partner and 21 new openings.

Operating Profits
         Pre-tax profit increased $29.5 million in Fiscal 2001 to $92.3 million despite the revenue decrease of $7.9 million discussed above. This increase resulted from the cost changes discussed below.
         Cost of merchandise, as a percentage of Company restaurant sales, increased 0.3% due to higher red meat and rib costs throughout the year and the inclusion of more costly shrimp and seafood menu items, offset by volume discounts and rebates through price renegotiations, and efficiencies realized through redesign of menu mix.
         Payroll and related costs remained unchanged as a percentage of Company restaurant sales. Other restaurant operating costs decreased 2.5% as a percentage of Company restaurant sales due to leveraging associated with higher unit volume sales and the prior fiscal year's inclusion of a $10.0 million estimated loss on the sale of the American Cafe (including L&N Seafood) and Tia's Tex-Mex units offset by higher oil and gas prices in the current year.
         Depreciation and amortization decreased 0.9% as a percentage of Company restaurant sales as a result of higher average unit volumes and increased use of the synthetic leasing program.
         Selling, general, and administrative expenses increased 0.2% as a percentage of total revenues due to increased use of the neighborhood introduction marketing program which offers guests discounts through the form of direct mail coupons.
         Net interest expense decreased 0.7% as a percentage of total revenues due to the paydown of debt accomplished through the proceeds of the sales to SRG and a new franchise partner, and increased interest income associated with higher notes receivable due from franchise partners and SRG.
         Income tax expense increased 0.9% as a percentage of total revenues. The effective income tax rate for Fiscal 2001 was 35.8% as compared to 41.8% in Fiscal 2000. The decrease resulted from the nondeductibility of goodwill written off in association with the planned sale of Tia's Tex-Mex restaurants in Fiscal 2000. Excluding the effect of the planned sale of the American Cafe and Tia's Tex-Mex restaurants, the effective income tax rate for Fiscal 2000 was 36.0%.

--------------------------------------------------------------------------

--------------------------------------------------------------------------
Fiscal 2000 Compared to Fiscal 1999

Overview
         During Fiscal 2000, the Company opened 46 Ruby Tuesday (three of which related to the re-acquisition of franchised units) and three Tia's Tex-Mex restaurants while closing three Ruby Tuesday, four American Cafe, and one Tia's Tex-Mex restaurant. In addition, the Company sold 42 Ruby Tuesday restaurants to six domestic franchise partners for aggregate consideration of $38.0 million in cash and $20.5 million in the form of promissory notes due through Fiscal 2011 bearing interest at rates ranging from 8.0%-10.0% with one note accruing interest at 15.6%. The sale of these units resulted in a pre-tax gain of $5.4 million which is included in other restaurant operating costs. Concurrent with the sale of the Ruby Tuesday units, the Company also entered into a franchise agreement for each restaurant and a development agreement with the franchise partners whereby the partners have committed to open a varying number of Ruby Tuesday restaurants over the next five to nine years in their respective areas. During Fiscal 2000, 22 Ruby Tuesday franchise units were opened in conjunction with development agreements. As a result of franchise transactions, unit closings, and the underperformance of four Ruby Tuesday units operating in the state of Texas, the Company recorded restaurant asset impairment charges of $6.3 million in Fiscal 2000.

Revenues
         The Company's revenues increased to $797.5 million in Fiscal 2000 from $722.3 million in Fiscal 1999. The 10.4% revenue increase was the result of a 3.8% increase in same-store sales for the Ruby Tuesday concept resulting from increased traffic and an emphasis on combo promotions causing a slight average check increase. In conjunction with the new menus introduced during Fiscal 2000, the Company focused on its combination platters which not only increased gross profits, but also allowed the Company to benefit from purchases of large quantities of singular items. In addition, franchise revenues increased $3.5 million as a result of increased royalties and license fees attributable to the growth of the domestic franchise partner program including the sale of 42 units and 22 new openings. These increases were offset by the reduction in total revenues resulting from the sale of 42 Ruby Tuesday restaurants to franchisees.

Operating Profits
         Pre-tax profit increased $5.6 million in Fiscal 2000 to $62.8 million. This increase resulted from the revenue increase of $75.2 million as previously discussed, coupled with the cost changes discussed below.
         Cost of merchandise, as a percentage of Company restaurant sales, decreased 0.3% due to large volume discounts and rebates associated with the current year combo platters and fajita and rib promotions, and efficiencies realized through redesign of menu mix.
         Payroll and related costs decreased 0.1% as a percentage of Company restaurant sales due to savings in training costs associated with lower hourly turnover.
         Other restaurant operating costs decreased 0.2% as a percentage of Company restaurant sales due to leveraging associated with higher unit volumes and lower general liability insurance expense as a result of favorable claims experience offset by increased closing expenses, a substantial portion of which related to the relocation of the Mobile, Alabama Support Services Center which was closed in Fiscal 2000.
         As a result of the planned sale of the American Cafe and Tia's Tex-Mex restaurants, the Company recorded a pre-tax loss of $10.0 million on the transaction in Fiscal 2000.
         Depreciation and amortization decreased 0.2% as a percentage of Company restaurant sales as a result of higher average unit volumes and increased use of the synthetic leasing program.
         Selling, general, and administrative expenses increased 0.2% as a percentage of total revenues due to higher management training payroll attributable to more unit openings and slightly increased management turnover and an increased use of the WOW-USM training facilities.
         Net interest expense decreased 0.2% as a percentage of total revenues due to increased interest income associated with refranchising notes receivable.
           Income tax expense increased 0.5% as a percentage of total revenues. The effective income tax rate for Fiscal 2000 was 41.8% as compared to 36.2% in 1999. The increase resulted from the nondeductibility of goodwill written off in association with the planned sale of Tia's Tex-Mex restaurants, which was offset by the decrease which resulted from increases in tax credits. Excluding the effect of the planned sale of the American Cafe and Tia's Tex-Mex restaurants, the effective income tax rate was 36.0%.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow
         The following table presents a summary of the Company's cash flows from operating, investing and financing activities for the periods indicated (in thousands).

                                                 Fifty-Two       Fifty-Two
                                                Weeks Ended     Weeks Ended
                                               June 5, 2001    June 4, 2000
                                               ------------    ------------
Net cash provided by operating activities        $76,578        $102,994
Net cash used by investing activities            (24,508)        (53,598)
Net cash used by financing activities            (51,588)        (48,359)
                                                 --------        --------
Net increase in cash and short-term investments  $   482        $  1,037
                                                 ========       =========



         Cash provided by operating activities was $76.6 million for the fiscal year ended June 5, 2001, a decrease of $26.4 million from Fiscal 2000. Cash provided by operating activities as compared to the prior year reflected an increase in net income of $22.7 million. Offsetting this, however, were increases in cash used for operating activities such as increases in accounts and notes receivable, and decreases in accounts payable (which includes accrued and other liabilities) and income taxes payable. Fiscal 2001 increases in accounts and notes receivable exceeded those of Fiscal 2000 by $2.0 million due to the growth of franchising and increases in vendor rebates receivable. Payments in Fiscal 2001 for accounts payable and accrued liabilities used $36.6 million more cash than Fiscal 2000. This was due to a reduction in payables which resulted from the sale of 69 units to SRG and the timing of operational cash payments. Fiscal 2001 income taxes payable decreased by $10.7 million as compared to the prior year primarily due to higher deductions from employee exercises of stock options and higher tax depreciation.
         Net cash used in investing activities was $29.1 million less than Fiscal 2000 due to increased proceeds from the sale of assets ($26.4 million) primarily due to the sale of units to SRG and $32.2 million less spending for capital expenditures, which was attributable to increased use of the synthetic lease program, offset by lower proceeds from the sale of restaurant properties to franchisees ($30.6 million).
         Net cash used in Fiscal 2001 financing activities was $3.2 million more than Fiscal 2000 due to the net paydown of debt ($29.0 million) which primarily resulted from funds received from the sale of American Cafe and Tia's Tex-Mex units to SRG ($30.0 million). Partially offsetting this use of cash was an increase over the prior year in proceeds from issuance of stock ($21.0 million) due to increased stock option exercises by employees and a reduction of $4.8 million from the prior year level of stock repurchases. During Fiscal 2001, $36.6 million of the Company's common stock was reacquired and dividends of $2.8 million were paid to shareholders.

Capital Expenditures
         The Company requires capital principally for new restaurants, equipment replacement, and remodeling of existing units. Property and equipment expenditures for Fiscal 2001 were $62.0 million for new units, capital projects on existing units, and information technology projects. In addition, $70.7 million was reimbursed to the Company for new unit construction under its synthetic lease program. During Fiscal 2001, 46 Ruby Tuesday restaurants were opened. The Company also acquired nine Ruby Tuesday restaurants in Arizona from a former franchise partner. As part of acquiring the nine units, the Company recorded the franchise partner's liabilities, including long-term debt. Capital expenditures for Fiscal 2002 are budgeted to be approximately $110.0 million which the Company intends to fund with cash provided by operating activities and cash received in conjunction with refranchising efforts. Expenditures for units to be leased by the Company under synthetic leases are budgeted to be $35.0 to $40.0 million for Fiscal 2002. Planned Company-owned Ruby Tuesday openings for Fiscal 2002 include approximately 45 to 50 Ruby Tuesday restaurants. There can be no assurance, however, that the Company will be able to open the projected number of restaurants in Fiscal 2002 or invest the projected amount of money in capital expenditures and lease commitments. See "Special Note Regarding Forward-Looking Information."

Borrowings and Credit Facilities
         During Fiscal 2001 the Company entered into a five-year $50.0 million Senior Revolving Credit Facility with several banks. This facility, which replaced the $100.0 million credit facility then in place, includes a $10.0 million current credit line ("Swing Line") and a $15.0 million Letter of Credit sub-facility. Borrowings under the Senior Revolving Credit Facility bear interest at various rate options to be chosen by the Company. The Company had $8.0 million and $63.0 million of borrowings outstanding under these agreements at June 5, 2001 and June 4, 2000, respectively. As of June 5, 2001, the interest rate associated with the current facility approximated 5.09%. The credit facility provides for certain restrictions on incurring additional indebtedness, payment of dividends, and certain covenants regarding funded debt, net worth, and fixed charge coverage requirements. At June 5, 2001, the Company was in compliance with all such covenants.
         At June 5, 2001, the Company had committed lines of credit (including the Swing Line) amounting to $22.5 million with several banks at various interest rates approximating 4.9%. All of these lines are subject to periodic review by each bank and may be canceled by the Company at any time. The Company utilized its lines of credit to meet operational cash needs during Fiscal 2001 and 2000. Borrowings on these lines of credit were $14.7 million and $3.4 million at June 5, 2001 and June 4, 2000, respectively.
         The Company has entered into five interest rate swap agreements with notional amounts aggregating $125.0 million. These swap agreements fix the interest rate on an equivalent amount of the Company's floating-rate lease obligations to rates ranging from 5.99% to 6.63% for periods up through December 7, 2003.
         Since Fiscal 1998, the Company has entered into master synthetic lease agreements totaling $235.0 million for the purpose of leasing new free-standing units and the Maryville, Tennessee Restaurant Support Services Center. Included in this total is a $50.0 million master operating lease agreement entered into on April 30, 2001. Under the terms of master synthetic lease agreements, an operating lease agreement is entered into for each facility providing for an initial lease term of five years from the applicable agreement date with two five-year renewal options. The leases also provide for substantial residual value guarantees and include purchase options at the lessor's original cost of the properties. As of June 5, 2001, the Company has entered into leases for 94 units (70 of which were open at June 5, 2001) and the Maryville, Tennessee Restaurant Support Services Center at an aggregated original funded cost to the lessor of approximately $166.1 million.
         During Fiscal 2002, the Company expects to fund operations, capital expansion, the repurchase of common stock, and the payment of dividends from operating cash flows, proceeds from sales of units to franchisees, bank lines of credit, the five-year revolving line of credit, and through operating leases. See "Special Note Regarding Forward-Looking Information." (See Note 6 to Consolidated Financial Statements for a further discussion of borrowings and credit facilities.) Total long-term debt including current maturities decreased a net $48.1 million in Fiscal 2001 due to lower utilization of the revolving credit facility while short-term borrowings under bank lines of credit increased $11.3 million.
         The Company anticipates a net increase of debt in Fiscal 2002 of approximately $6.0 million. A larger increase in debt could result if actual cash flows from operations are lower than currently anticipated or if capital expenditures exceed budgeted amounts. See "Special Note Regarding Forward-Looking Information."

Guarantee of Indebtedness of Others
         As part of its domestic franchising program, the Company has negotiated with various lenders a $52.5 million credit facility to assist franchise partners with operational cash flow requirements. The Company, as sponsor of the credit facility, serves as partial guarantor of the draws made on this revolving line-of-credit facility. As of June 5, 2001, the amount guaranteed by the Company on the facility was $18.5 million.

Working Capital
         The Company's working capital deficiency and current ratio as of June 5, 2001 were $24.0 million and 0.7:1, respectively. As is common in the restaurant industry, the Company typically carries current liabilities in excess of current assets because cash (a current asset) generated from operating activities is reinvested in capital expenditures (a long-term asset).

Dividends
         During Fiscal 1997, the Board of Directors approved a dividend policy as an additional means of returning excess capital to its shareholders. This policy calls for payment of semi-annual dividends of 2.25 per share. In accordance with this policy, the Company paid dividends of $2.8 million in Fiscal 2001. The payment of a dividend in any particular future period and the actual amount thereof remain, however, at the discretion of the Board of Directors and no assurance can be given that dividends will be paid in the future as currently anticipated. See "Special Note Regarding Forward-Looking information." In addition, the Company's credit facilities contain certain limitations on the payment of dividends. See Note 6 to Consolidated Financial Statements for more information.

KNOWN EVENTS, UNCERTAINTIES AND TRENDS

Financial Strategy and Stock Repurchase Plan
         The Company employs a financial strategy which utilizes a prudent amount of debt to minimize its weighted average cost of capital while allowing financial flexibility and the equivalent of an investment-grade (BBB) bond rating. The strategy provides for repurchasing Company stock whenever cash flow exceeds funding requirements while maintaining the target capital structure. During Fiscal 2001, the Company purchased 2.7 million shares of Company common stock at a total purchase price of $36.6 million under its stock repurchase program. After taking into account the repurchases made during Fiscal 2001, the total number of remaining shares authorized to be repurchased as of June 5, 2001 was approximately 7.4 million.

Franchising and Development Agreements
         Subsequent to June 5, 2001, the Company entered into purchase agreements with three new franchise partners and one existing franchise partner which provide, among other things, for the sale of twenty units in Missouri, Indiana, Illinois, Arkansas and Kansas. The closing of the sales of nineteen of the units in Missouri, Indiana, Illinois and Arkansas are expected to occur in the second quarter of Fiscal 2002, while the closing of the sale of the unit in Kansas occurred on August 8, 2001. The closings of these sales are subject to various conditions, including the transfer of liquor licenses, third party consents, and availability of financing. If the sales are completed as contemplated by the purchase agreements, the units will be operated as Ruby Tuesday restaurants and the Company will receive an aggregate purchase price of $32.2 million, of which approximately $21.0-$24.0 million is expected to be paid in cash. The remaining amount will be in the form of interest bearing notes due through Fiscal 2012. The sales of these units are expected to result in minimal pre-tax gains. As of June 5, 2001, nineteen of the twenty units to be sold were open. The remaining unit is expected to open by the date of sale. Fiscal 2001 revenues from the nineteen units in operation totaled $34.3 million, with operating profits of $3.2 million.
         In addition, the Company also entered into an agreement with an existing partner for the Company's acquisition of three units in Massachusetts for a purchase price of $1.7 million. This transaction will permit the Company to further develop the Boston Market while the Franchise Partner continues to focus on developing the territory northeast of Boston. The closing is expected to occur in the second quarter of Fiscal 2002.

        In accordance with the terms of the franchise agreement, the Company anticipates acquiring an additional 49% interest of one of its franchises for $0.5 million late in the first quarter of Fiscal 2002. See "Special Note Regarding Forward-Looking Information."

Disclosures About Market Risk
         The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its debt and floating-rate lease obligations, by entering into interest rate swap agreements. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, had been minimized to a large extent. Interest expense (or rent expense when applicable to floating-rate lease obligations) is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest or rent expense has not been significant. The level of floating-rate debt and floating-rate lease obligations not fixed by swap agreements was not significant during the year, and management does not expect a significant increase in these amounts in Fiscal 2002. Accordingly, the Company does not presently believe it has material exposure to potential, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

New Accounting Standards
         In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("FAS 138"), which is an amendment of a similarly titled statement, FAS 133. Both FAS 138 and FAS 133 are effective for the Company beginning in Fiscal 2002. FAS 133 requires recognition of all derivatives as either assets or liabilities on the balance sheet measured at fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company utilizes interest rate swap agreements to manage interest rate exposure. Adoption of this new accounting standard is expected to result in a cumulative effect charge net of tax totaling $0.2 million to expense and $0.9 million to other comprehensive income.
         In July 2001, the FASB issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 141" and "FAS 142", respectively). FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. FAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of FAS 142. FAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

         The Company is required to adopt the provisions of FAS 141 immediately and FAS 142 effective for Fiscal 2003 although early adoption is allowed.
         FAS 141 will require upon adoption of FAS 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in FAS 141 for recognition apart from goodwill. Upon adoption of FAS 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of FAS 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.
         The Company currently has unamortized goodwill remaining from the original Ruby Tuesday acquisition in 1982 by the Company, then known as Morrison Restaurants Inc., in the amount of $7.8 million which will be subject to the transition provisions of FAS 141 and 142. Amortization expense related to goodwill was $0.6 million, $0.7 million, and $0.7 million for Fiscal 2001, 2000, and 1999, respectively. The Company is currently studying the expected impact of FAS 141 and 142 on the consolidated financial statements, but anticipates this impact to be insignificant.

Impact of Inflation
         Historically, the Company has been able to recover inflationary cost increases to items such as food and beverages through increased menu prices coupled with more efficient purchasing practices and productivity improvements. There have been, and there may be in the future, delays in the implementation of such menu price increases. Competitive pressures may also limit the Company's ability to recover such cost increases in their entirety. Historically, the effect of inflation on the Company's net income has not been materially adverse.

Management's Outlook
         The Company continues to strategically position itself for growth through the continuing emphasis on its Ruby Tuesday brand and focus on its franchising and partnering programs. Ruby Tuesday, with its menu that features fun-to-eat food, large portions, and wide variety, including a signature salad bar, burgers, ribs, fajitas, chicken, soups and sandwiches, will maintain its aggressive posture. In Fiscal 2002, the Company will continue its focus on improving same-store sales, average-unit volume, customer frequency, and check average through constant improvement of guest service, food quality, and appealing promotions. Also, the Company is committed to continually focus on building the best teams through the use of our six-step interview process, "certified programs", career pathway opportunities into management, and our WOW-U training facilities for managers. The Company strongly believes proper staffing, good teams and low turnover are essential to the success of its business.
         The Company continues to identify potential restaurant managers - internal and external -- to become partners. Internally, approximately one-half of the Company's restaurant managers have a financial stake in the success of their units as internal managing partners. Externally, the Company currently has 21 domestic Ruby Tuesday franchise partners and signed purchase agreements with three others as previously discussed. In addition to operating existing restaurants, these agreements provide for the development of new restaurants in the partner's region over the next five to six years. The domestic franchising program provides the Company with the opportunity to have restaurants operating outside its priority growth markets. Internationally, the Company is continually developing relationships with existing and potential franchisees. The Company has plans which call for the franchise opening of 30 to 35 units (including international and excluding the twenty units to be sold to franchise partners) in Fiscal 2002 and the continuous identification of potential new franchisees in targeted areas in the United States and around the world. See "Special Note Regarding Forward-Looking Information."

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
         The foregoing section contains various "forward-looking statements" which represent the Company's expectations or beliefs concerning future events, including the following: future financial performance and unit growth (both Company-owned and franchised), future capital expenditures, future borrowings and repayment of debt, and payment of dividends. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements, including, without limitation, the following: consumer spending trends and habits; mall-traffic trends; increased competition in the casual dining restaurant market; weather conditions in the regions in which Company-owned and franchised restaurants are operated; consumers' acceptance of the Company's development prototypes; laws and regulations affecting labor and employee benefit costs; costs and availability of food and beverage inventory; the Company's ability to attract qualified managers and franchisees; changes in the availability of capital; and general economic conditions.

RUBY TUESDAY, INC.
STATEMENT OF OPERATIONS
(In thousands except per-share data)

                                                  Fiscal Year
                                    2001     2000     1999     1998     1997
Revenues                        $789,634 $797,495 $722,338 $711,420 $655,407
                               =========  =======  =======  =======  =======

Income before income taxes       $92,274  $62,771* $57,208  $45,031  $38,813
Provision for income taxes        33,035   26,231   20,694   15,951   13,768
                               ---------  -------  -------- -------  -------
Net income                       $59,239  $36,540  $36,514  $29,080  $25,045
                               =========  =======  ======== =======  =======
Earnings per share:
    Basic:                         $0.94    $0.58    $0.56    $0.44   $ 0.36
                               =========  =======   ======= =======  =======
    Diluted:                       $0.91    $0.57    $0.54    $0.42   $ 0.35
                               =========  =======   ======= =======  =======

Weighted average common and common equivalent shares:
      Basic                       62,900   62,532    64,774  66,410   70,380
                               =========  =======   ======= =======  =======
      Diluted                     65,088   64,576    67,528  69,140   71,500
                               =========  =======   ======= =======  =======

All fiscal years are composed of 52 weeks except for 1998 which is composed of 53 weeks.

Weighted average shares and all per-share data for years prior to a stock split have been restated from their original presentation to give effect to the 2-for-1 stock splits which occurred in Fiscal year 2000 and 1998.

Other financial data:
    Total assets                $445,667 $439,212 $428,650 $409,628  $418,871
    Long-term debt               $15,212     $636  $76,767  $65,895   $78,006
    Shareholders' equity        $284,271 $229,824 $221,801 $212,150  $223,640
    Cash dividends per share of
      common stock (in cents)       4.50     4.50     4.50     2.25      0.00

* Includes a pre-tax charge of $10.0 million recorded in conjunction with the planned sale of the American Cafe and Tia's Tex-Mex restaurants

RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per-share data)

                                             For the Fiscal Year Ended
                                           June 5,     June 4,    June 6,
                                            2001        2000       1999
Revenues:
 Restaurant sales and operating revenues  $777,178    $789,240   $717,629
 Franchise revenues                         12,456       8,255      4,709
                                           ------------------------------
                                           789,634     797,495    722,338
                                           ------------------------------
Operating costs and expenses:
 Cost of merchandise                       213,064     214,136    196,341
 Payroll and related costs                 248,078     251,463    229,949
 Other restaurant operating costs          147,853     159,398    146,723
 Loss on sale of American Cafe and
   Tia's Tex-Mex restaurants                            10,003
 Depreciation and amortization              34,380      41,855     39,390
 Selling, general and administrative        57,521      56,454     49,865
 Interest (income)/expense net of interest
   income totaling $6,501 in 2001,
   $2,944 in 2000 and $1,691 in 1999        (3,536)      1,415      2,862
                                           ------------------------------
                                           697,360     734,724    665,130
                                           ------------------------------
Income before income taxes                  92,274      62,771     57,208
Provision for income taxes                  33,035      26,231     20,694
                                           ------------------------------
Net income                                $ 59,239    $ 36,540   $ 36,514
                                           ==============================

Earnings per share:
   Basic                                    $ 0.94      $ 0.58     $ 0.56
                                           ==============================
   Diluted                                  $ 0.91      $ 0.57     $ 0.54
                                           ==============================
Weighted average shares:
   Basic                                    62,900      62,532     64,774
                                           ==============================
   Diluted                                  65,088      64,576     67,528
                                           ==============================


The accompanying notes are an integral part of the consolidated financial statements.

RUBY TUESDAY, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

                                                  June 5,     June 4,
                                                   2001        2000
Assets:
Current assets:
   Cash and short-term investments                $10,636     $10,154
   Accounts and notes receivable                    6,754       6,880
   Inventories:
     Merchandise                                    6,661       5,763
     China, silver and supplies                     2,711       3,615
   Income tax receivable                            7,671
   Prepaid rent                                     2,917       3,392
   Deferred income taxes                               64         312
   Other prepaid expenses                           4,809       5,282
   Assets held for disposal                        22,197      59,057
                                                 --------    --------
   Total current assets                            64,420      94,455
                                                 --------    --------
Property and equipment - at cost:
   Land                                            31,928      36,265
   Buildings                                       71,760      73,298
   Improvements                                   180,440     165,855
   Restaurant equipment                           120,112     114,489
   Other equipment                                 50,552      46,134
   Construction in progress                        17,545      15,433
                                                 --------    --------
                                                  472,337     451,474
   Less accumulated depreciation and amortization 182,202     169,609
                                                 --------    --------
                                                  290,135     281,865
                                                 --------    --------
Goodwill, net                                       7,845       8,229
                                                 --------    --------
Notes receivable, net                              56,881      23,126
                                                 --------    --------
Deferred income taxes                                           5,355
                                                 --------    --------
Other assets                                       26,386      26,182
                                                 --------    --------

Total assets                                     $445,667    $439,212
                                                 ========    ========

Liabilities and Shareholders' Equity:
Current liabilities:
   Accounts payable                               $27,910     $35,346
   Short-term borrowings                           14,700       3,400
   Accrued liabilities:
     Taxes, other than income taxes                 6,349      10,831
     Payroll and related costs                     18,670      17,809
     Insurance                                      4,221       4,071
     Income taxes payable                                         222
     Rent and other                                16,083      16,983
   Current portion of long-term debt                  500      63,134
                                                 --------    --------
     Total current liabilities                     88,433     151,796
                                                 --------    --------
Long-term debt                                     15,212         636
                                                 --------    --------
Deferred income taxes                               4,127
                                                 --------    --------
Deferred escalating minimum rent                    8,810      11,416
                                                 --------    --------
Other deferred liabilities                         44,814      45,540
                                                 --------    --------
Shareholders' equity:
     Common stock, $0.01 par value; (authorized:
       100,000 shares; issued: 2001-63,211 shares,
       2000-61,719 shares)                            632         617
     Capital in excess of par value                14,830       4,597
     Retained earnings                            270,556     225,219
                                                 --------    --------
                                                  286,018     230,433
     Deferred compensation liability
       payable in Company stock                     4,248       3,507
     Company stock held by deferred
       compensation plan                           (4,248)     (3,507)
     Accumulated other comprehensive income        (1,747)       (609)
                                                 --------    --------
                                                  284,271     229,824
                                                 --------    --------
Total liabilities and shareholders' equity       $445,667    $439,212
                                                 ========    ========

The accompanying notes are an integral part of the consolidated financial statements.
RUBY TUESDAY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (In thousands except per-share data)

                                                 Company Stock Held                                          Accumulated
                                                    by Deferred      Capital in               Deferred         Other
                            Common Stock Issued  Compensation Plan   Excess of    Retained   Compensation   Comprehensive
                            Shares      Amount    Shares    Amount   Par Value    Earnings    Liability        Income       Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 6, 1998       65,574       $656     $(539)   $(3,155)    $4,922     $207,034     $3,155         $(462)       $212,150
   Net income                                                                       36,514                                   36,514
   Minimum pension liability
      adjustment, net of taxes
      of $73                                                                                                   (113)          (113)
                                                                                                                            -------
   Comprehensive income                                                                                                      36,401
   Shares issued under stock
      bonus and stock
      options plans          3,604         35                          22,009                                                22,044
   Cash dividends of 4.50 cents
      per common share                                                              (2,940)                                  (2,940)
   Stock Repurchases        (5,144)       (51)                        (23,202)     (22,601)                                 (45,854)
   Changes in Deferred
      Compensation Plan                              85        268                               (268)                            0
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 6, 1999       64,034        640      (454)    (2,887)     3,729      218,007      2,887          (575)        221,801
   Net income                                                                       36,540                                   36,540
   Minimum pension liability
      adjustment, net of taxes
      of $22                                                                                                    (34)            (34)
                                                                                                                             -------
   Comprehensive income                                                                                                      36,506
   Shares issued under stock
      bonus and stock
      option plans           2,176         22                          15,066                                                15,088
   Cash dividends of 4.50 cents
      per common share                                                              (2,811)                                  (2,811)
   Stock repurchases        (4,491)       (45)                        (14,877)     (26,517)                                 (41,439)
   Acceleration of vesting of
      stock options held by
      American Cafe and Tia's
      Tex-Mex employees                                                   679                                                   679
   Changes in Deferred
      Compensation Plan                             (62)      (620)                               620                             0
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 4, 2000       61,719        617      (516)    (3,507)     4,597      225,219      3,507          (609)        229,824
   Net income                                                                       59,239                                   59,239
   Minimum pension liability
      adjustment net of taxes
      of $736                                                                                                (1,138)         (1,138)
                                                                                                                             -------
   Comprehensive income                                                                                                      58,101
   Shares issued under stock
      bonus and stock
      option plans           4,197         42                          35,753                                                35,795
   Cash dividends of 4.50 cents
      per common share                                                              (2,819)                                  (2,819)
   Stock repurchases        (2,705)       (27)                        (25,520)     (11,083)                                 (36,630)
   Changes in Deferred
      Compensation Plan                             (36)      (741)                               741                             0
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 5, 2001       63,211       $632      (552)   $(4,248)   $14,830      $270,556    $4,248        (1,747)       $284,271
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

RUBY TUESDAY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                   For the Fiscal Year Ended
                                                   June 5,  June 4,  June 6,
                                                    2001     2000     1999
--------------------------------------------------------------------------------
Operating activities:
Net income                                         $59,239  $36,540  $36,514
Adjustments to reconcile net income to net
   cash provided by operating activities:
      Loss on sale of American Cafe and
         Tia's Tex-Mex restaurants                           10,003
      Depreciation and amortization                 34,380   41,855   39,390
      Amortization of intangibles                      577      708      727
      Deferred income taxes                         10,175   (6,865)  (2,545)
      (Gain)/Loss on impairment and disposition
         of assets                                    (342)   3,090      328
      Other                                            485      754      496
      Changes in operating assets and liabilities:
         Receivables                                (5,642)  (3,689)     309
         Inventories                                (1,826)    (820)    (140)
         Income tax receivable                      (7,893)   2,766     (831)
         Prepaid and other assets                    1,745   (3,600)    (548)
         Accounts payable, accrued and
            other liabilities                       14,320   22,252   12,803
                                                  ------------------------------
Net cash provided by operating activities           76,578  102,994   86,503
                                                  ------------------------------
Investing activities:
   Purchases of property and equipment             (62,045) (94,264) (72,582)
   Proceeds from disposal of assets                 32,315    5,945    2,095
   Proceeds from sale of restaurant properties
      to franchisees                                 7,352   37,972   11,399
   Other, net                                       (2,130)  (3,251)  (2,731)
                                                  ------------------------------
Net cash used by investing activities              (24,508) (53,598) (61,819)
                                                  ------------------------------
Financing activities:
   Proceeds from long-term debt                     24,000    9,000   16,000
   Net change in short-term borrowings              11,300   (5,312)  (7,500)
   Principal payments on long-term debt            (82,749) (22,131)  (5,112)
   Proceeds from issuance of stock,
      including treasury stock                      35,310   14,334   21,548
   Stock repurchases, net of changes
      in the Deferred Compensation Plan            (36,630) (41,439) (45,854)
   Dividends paid                                   (2,819)  (2,811)  (2,940)
                                                  ------------------------------
Net cash used by financing activities              (51,588) (48,359) (23,858)
                                                  ------------------------------
Increase in cash and short-term investments            482    1,037      826
Cash and short-term investments:
   Beginning of period                              10,154    9,117    8,291
                                                  ------------------------------
   End of period                                   $10,636  $10,154   $9,117
                                                  ==============================

Supplemental disclosure of cash flow information - Cash paid for:
   Interest (net of amount capitalized)            $ 4,008   $3,757   $4,750
   Income taxes, net                               $15,899  $26,087  $17,812
Significant non-cash investing and financial activity-Promissory note received from sale of American Cafe and Tia's Tex-Mex restaurants $28,753

The accompanying notes are an integral part of the consolidated financial statements.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation
         Ruby Tuesday, Inc. including its wholly-owned subsidiaries (the "Company") develops, franchises, and operates casual dining restaurants in the United States, Puerto Rico, and seven other countries under the Ruby Tuesday(R) brand. At June 5, 2001, the Company owned and operated 374 restaurants concentrated primarily in the Northeast, Southeast, Mid-Atlantic and the Midwest. As of year-end, there were 151 domestic franchise units located in nineteen states (primarily in Florida, the Northeast and Western regions) and twelve international Ruby Tuesday franchise units located in the Asia Pacific Region, India, Puerto Rico, Iceland, and Central and South America.

Fiscal Year
     The Company's fiscal year ends on the first Tuesday following May 30. Prior to Fiscal 2001, the Company's fiscal year ended on the first Sunday following May 30. The change in fiscal year end resulted in the addition of two days in the fourth quarter of Fiscal 2001. The impact on net income was not significant.

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

Intangible Assets
     In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142") which will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company currently has unamortized goodwill remaining from its acquisition of the Ruby Tuesday concept in 1982 by the Company, then known as Morrison Restaurants Inc., in the amount of $7.8 million which will be subject to the transition provisions of FAS 142. Amortization expense, which the Company has previously expensed on a straight-line basis over 40 years, was $0.6 million, $0.7 million, and $0.7 million for Fiscal 2001, 2000, and 1999, respectively. The Company is currently studying the expected impact of FAS 142 on the consolidated financial statements, but anticipates this impact to be insignificant.

At June 5, 2001 and June 4, 2000, accumulated amortization for goodwill was $6.8 million and $6.4 million, respectively.

Advertising Costs
     The Company expenses advertising costs as incurred. Advertising expense totaled $11.1 million, $8.2 million, and $7.5 million for Fiscal 2001, 2000, and 1999, respectively. Included in advertising expense are coupon expenses totaling $7.2 million, $3.6 million, and $2.1 million for Fiscal 2001, 2000, and 1999, respectively. In accordance with Emerging Issues Task Force No. 00-14, "Accounting for Certain Sales Incentives" the Company will reclassify the coupon expenses against revenues beginning in Fiscal 2002. Prior year amounts will be reclassified.

Fair Value of Financial Instruments
       The Company's financial instruments at June 5, 2001 and June 4, 2000 consisted of cash and short-term investments, Deferred Compensation Plan investments, notes receivable, short-term borrowings, long-term debt and interest rate swap agreements. The fair value of these financial instruments approximated the carrying amounts reported in the Consolidated Balance Sheets with the exception of Company common stock held by the Deferred Compensation Plan, which is included in shareholders' equity at cost, and the interest rate swaps, which had a negative value to the Company at June 5, 2001 of $1.8 million. Estimates of the fair value of the financial instruments are based upon current market conditions, quoted market prices, and present values of future cash flows.

Derivative Instruments
         In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("FAS 138"), which delayed the effective date of required adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative and Hedging Activities" ("FAS 133"). The Company will adopt FAS 133 in Fiscal 2002. FAS 133 requires recognition of all derivatives as either assets or liabilities on the balance sheet measured at fair value. Adoption of this new accounting standard is expected to result in a cumulative effect charge net of tax totaling $0.2 million to expense and $0.9 million to other comprehensive income.
         The Company utilizes interest rate swap agreements to manage interest rate exposure. For Fiscal 2001, 2000 and 1999, the Company recognized the interest differential paid or received on interest rate swap agreements as an adjustment to interest expense (or rent expense when the swaps were used to fix floating-rate lease obligations). Interest differentials not yet settled in cash were reflected as current payables in the accompanying Consolidated Balance Sheets.

Franchise Revenues
       Franchise development and license fees received are recognized when all material services have been substantially performed by the Company and the restaurant has opened for business. Franchise royalties (generally 4% of monthly sales) are recognized as franchise revenue on the accrual basis. Included as an offset to selling, general and administrative expenses for Fiscal 2001, 2000, and 1999 are support service fees and marketing fees (generally 4% of monthly sales in the aggregate) of $9.7 million, $6.0 million, and $3.7 million, respectively. The terms of the support services agreements coincide with those of the respective operating agreements. Costs associated with franchise operations are expensed as incurred.

Refranchising Gains (Losses)
         Refranchising gains (losses), included in other restaurant operating costs, include gains or losses on sales of restaurants to franchisees. All direct costs associated with refranchising are included in the calculation of the gain or loss. Upon making the decision to sell a restaurant to a franchisee, the restaurant is reclassified to assets held for disposal at the lower of book value or fair market value and any anticipated loss is immediately recognized. When the sale occurs, any loss not previously recognized is recorded concurrently with the sale. The Company records an appropriate allowance for doubtful notes for any gain up to the full amount of the note received in conjunction with the transaction. Gains in excess of the notes are recognized currently.

Allowance for Doubtful Notes
         The allowance for doubtful notes represents management's best estimate of losses inherent in the notes receivable. The allowance for doubtful notes is increased by the amount of any gain not received in cash in refranchising transactions, and reduced by receivables charged off. The adequacy of the allowance for doubtful notes is determined based on reviews and evaluations of specific notes, and current economic conditions.

Earnings Per Share
         Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during each year presented. Diluted earnings per share gives effect to options outstanding during the applicable periods. The effect of the Company's stock options increased the diluted weighted average shares outstanding by 2,188,000, 2,044,000, and 2,754,000 for Fiscal 2001, 2000, and 1999, respectively.

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

Impairment of Long-Lived Assets
         The Company reviews underlying assets related to each of its restaurants for impairment when circumstances indicate the carrying amount may not be recoverable. An impairment is recognized when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. In order to determine the amount of an impairment loss, the Company reviews future cash flows (including salvage value). In the instance of a potential refranchising deal, the expected purchase price is used as the estimate of future cash flows. Otherwise, discounted cash flows are projected at a unit level. Impairment write-downs are determined accordingly.

Comprehensive Income
         Comprehensive income includes net income adjusted for certain revenues, expenses, gains and losses that are excluded from net income in accordance with generally accepted accounting principles, such as adjustments to the minimum pension liability. Comprehensive income is shown as a separate component in the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

Segment Reporting
         Operating segments are components of an enterprise about which separate financial information is available that is reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company aggregates similar operating segments into a single operating segment if the businesses are considered similar under the criteria of accounting principles generally accepted in the United States of America. The Company considers its restaurant and franchising operations as similar and has aggregated them.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications
      Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net income.

2. Franchising

         The Company's domestic franchise program currently includes 21 franchise partners. In conjunction with this program, the Company has sold 105 Ruby Tuesday restaurants to these franchise partners as of June 5, 2001. These units are operating as franchised Ruby Tuesday restaurants under separate franchising agreements. During Fiscal 2001 and 2000, the Company sold six and 42 units, respectively, to franchise partners for collective sales prices of $9.2 million and $58.5 million, respectively. The portion of sales prices not received in cash ($1.8 million in 2001 and $20.5 million in 2000) was received in the form of notes bearing interest at rates ranging from 8.0% to 10.0% with one note at 15.6% and due through 2013. The sales of these units resulted in a pre-tax gain of $1.7 million in 2001 and $5.4 million in 2000. The gains are included in other restaurant operating costs.
         The Company has entered into development agreements with its domestic franchise partners whereby they will open varying numbers of Ruby Tuesday restaurants over the next five to six years following their respective agreement dates. During Fiscal 2001 and 2000, 21 and 22 Ruby Tuesday franchise units were opened, respectively, by franchisees pursuant to development agreements which resulted in the recognition of development and licensing fees of $0.9 million and $1.0 million, respectively. Deferred development fees associated with all domestic franchisees totaled $1.4 million and $1.5 million as of June 5, 2001 and June 4, 2000, respectively.
         As discussed in Note 11 to the Consolidated Financial Statements, the Company sponsors and serves as partial guarantor for a revolving line-of-credit to assist franchise partners with working capital and operational cash flow requirements.
         On March 5, 2001, the Company acquired all of the member interests of RT Southwest Franchise, LLC, formerly a franchise partner with nine units in Arizona, for a cash purchase price of $0.1 million. As a result of this transaction, the Company recorded the franchise partner's liabilities, including long-term debt. See Note 6 to the Consolidated Financial Statements for more information.
         Also, during Fiscal 2001 the Company acquired an additional 49% limited partnership interest in RT Tampa Franchise, LP for $0.5 million, pursuant to the terms of the Limited Partnership Agreement, bringing the Company's limited partnership interest of the Tampa franchise to 50%. The Company accounts for this investment under the equity method. Income recognized during Fiscal 2001 from the Company's 50% limited partnership interest of the Tampa Franchise was not significant.
         During Fiscal 2001 and 2000, three and four Ruby Tuesday international franchise units were opened, respectively, by franchisees pursuant to territorial development agreements which resulted in the recognition of development and licensing fees of $0.8 million and $0.4 million, respectively. Deferred territorial development fees, which will be recognized as income as units are opened in accordance with the various development agreements, totaled $0.8 million and $1.1 million at June 5, 2001 and June 4, 2000, respectively.

3. Sale of American Cafe and Tia's Tex-Mex Restaurants

         On November 20, 2000, the Company completed the sale of all of its American Cafe (including L&N Seafood) and Tia's Tex-Mex restaurants to Specialty Restaurant Group, LLC ("SRG"), a limited liability company owned by the former President/Partner of the Company's American Cafe and Tia's Tex-Mex concepts and certain members of his management team. The 69 restaurants sold to SRG had revenues of $50.0 million and operating losses of $1.1 million for the twenty-four weeks ended November 20, 2000 and revenues of $108.2 million and operating losses of $2.3 million for Fiscal 2000. The sale of these restaurants was effected pursuant to an Agreement and Plan of Merger dated as of October 4, 2000, as amended by First Amendment to Agreement and Plan of Merger dated November 20, 2000, (collectively the "Merger Agreement") among the Company, Tia's, LLC and SRG.
         The purchase price for these restaurants was determined in arms-length negotiations between the Company and SRG. The consideration received by the Company pursuant to the Merger Agreement consisted of (i) $30.0 million in cash,
(ii) a promissory note payable by SRG to the Company (the "Note") in the principal amount of $28.8 million, (iii) an option to acquire a 33% membership interest in SRG during the five-year period following November 20, 2000 at varying amounts, and (iv) a nonsolicitation agreement for the period during which the Note is outstanding and two years after the Note is paid in full. The Note has a term of 10 years, the first three of which are interest only, bears interest at a rate of 10% per annum, and is secured by a pledge of all of the outstanding member interests of SRG.
         As a result of the planned sale, a pre-tax loss of $10.0 million was recorded in Fiscal 2000. Included in the loss was $8.5 million, which represented an impairment charge on a majority of the Tia's Tex-Mex goodwill, $0.7 million for compensation expense resulting from the acceleration of unvested options held by employees of these concepts, and $0.8 million for other write-offs and charges. The accelerated stock options had original vesting dates ranging from September, 2000 through October, 2002.
         Included in assets held for disposal at June 4, 2000 was $56.0 million which represented the remaining book value of the American Cafe and Tia's Tex-Mex fixed assets and goodwill.


4.       Impairment of Long-Lived Assets

         The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from those assets will be sufficient to recover the remaining recorded asset values. Restaurants in particular are reviewed on a quarterly basis for negative cash flows. Management believes that units with recurring negative cash flows might be impaired based upon poor operating performance. Based upon its reviews in Fiscal 2001, 2000, and 1999, the Company recorded restaurant impairments of $0.9 million, $6.3 million, and $2.9 million, respectively. The impairment charge in Fiscal 2001 included impairments for five underperforming restaurants, all of which were closed prior to June 5, 2001. The charges for Fiscal 2000 included $4.0 million for five underperforming Ruby Tuesday units in the state of Texas, which were subsequently sold or closed. In addition to the restaurant impairments, the Company recorded a $2.8 million impairment charge in Fiscal 2000 for capitalized software and systems resulting from the abandonment of a restaurant system which had been intended to assist unit managers in administration, food cost management, payroll and other functions. The project is not currently in development and the Company has redirected efforts to obtain the desired system information from other sources.
         The impairment charges discussed above are included as a component of other restaurant operating costs in the Consolidated Statements of Income and are included with gains/losses on impairments and disposition of assets in the Consolidated Statements of Cash Flows.

5. Notes Receivable

Notes Receivable consists of the following:
(In Thousands)

                                                        Fiscal Year
                                                       2001     2000

Notes receivable from franchisees                     $47,882  $48,470
Notes receivable from Specialty Restaurant Group, LLC  28,883        0
Other                                                     150      165
                                                      -------- --------
                                                       76,915   48,635
Less current maturities (included in accounts and
 notes receivable)                                        305      394
                                                      -------- --------
                                                       76,610   48,241
Less allowance for doubtful notes                     (19,729) (25,115)
                                                      -------- --------
                                                      $56,881  $23,126
                                                      ======== ========

         Notes receivable from franchisees generally arise when Company-owned restaurants are sold to franchise partners ("refranchising"). These notes, which accrue interest at rates varying from 8.0%-10.0% with one note at 15.6%, generally allow for deferral of interest during the first one to three years and interest only payments for the following three years. The SRG note receivable bears interest at 10.0% with principal repayments scheduled to begin in Fiscal 2004.

Scheduled repayments of notes receivable at June 5, 2001 are as follows:
(In Thousands)
2002                               $   305
2003                                   416
2004                                 3,561
2005                                 6,016
2006                                 7,389
Subsequent years                    59,228
                                   -------
Total                              $76,915
                                   =======

6. Long-Term Debt

Long-term debt consists of the following:
(In Thousands)

                                                           Fiscal Year
                                                          2001     2000

Revolving credit facility                                $ 8,000  $13,000
Term notes payable to banks                                    0   50,000
Term note payable to CNL Financial I, Inc.                7,078        0
Other long-term debt                                         634      770
                                                         -------  -------
                                                          15,712   63,770
Less current maturities                                      500   63,134
                                                         -------  -------
                                                         $15,212  $   636
                                                         =======  =======

Annual maturities of long-term debt at June 5, 2001 are as follows:
(In Thousands)
2002                                                     $   500
2003                                                         546
2004                                                         507
2005                                                         508
2006                                                       8,554
Subsequent Years                                           5,097
                                                         -------
Total                                                    $15,712

                                                         =======

         During Fiscal 2001, the Company entered into a five-year $50.0 million Senior Revolving Credit Facility with several banks. This facility includes a $10.0 million current credit line ("Swing Line") and a $15.0 million Letter of Credit sub-facility. Borrowings under the Revolving Credit Facility bear interest at various rate options to be chosen by the Company. The rate will either be the Base Rate (which is defined to be the higher of the issuing bank's prime lending rate or the Federal Funds rate plus 0.5%) or LIBOR plus the Applicable Margin (which ranges from 0.875% to 1.75% and is based on Adjusted Funded Debt to Earnings Before Interest, Taxes, Depreciation, Amortization and
Rent). Commitment fees ranging from 0.15% to 0.375% are payable quarterly on the unused portion of the Revolving Credit Facility. At June 5, 2001, the Company had $8.0 million of borrowings outstanding with various banks under the Senior Revolving Credit Facility at interest rates approximating 5.09% per annum. Borrowings under the Swing Line are reflected with lines of credit as short-term borrowings in the Consolidated Balance Sheets. See further discussion below.
     The credit facility contains restrictions on incurring additional indebtedness and payment of dividends and has certain covenants regarding funded debt, net worth, and fixed charge coverage. At June 5, 2001, the Company was in compliance with all such covenants.
     In connection with the acquisition of RT Southwest Franchise LLC, which was discussed further in Note 2 to Consolidated Financial Statements, the Company recorded a term note payable to CNL Financial I, Inc. totaling $7.1 million, at a fixed rate of interest approximating 8.64%, which is secured by the property of the related Arizona restaurants.
     In addition, at June 5, 2001, the Company had committed lines of credit amounting to $12.5 million with several banks, all of which are subject to periodic review. As previously mentioned, the Company's $50.0 million revolving credit facility includes a $10.0 million Swing Line. The Company utilized its lines of credit to meet operational cash needs during Fiscal 2001 and 2000. Borrowings on these lines of credit, including the Swing Line, and associated interest rates were $14.7 million and 4.87%, respectively, at June 5, 2001, and $3.4 million and 6.91%, respectively, at June 4, 2000.
     Interest expense capitalized in connection with financing additions to property and equipment amounted to approximately $ 0.4 million and $ 0.7 million for Fiscal 2001 and 2000, respectively.

7. Leases

     Various operations of the Company are conducted in leased premises. Initial lease terms expire at various dates over the next 20 years and may provide for escalation of rent during the lease term. Most of these leases provide for additional contingent rents based upon sales volume and contain options to renew (at adjusted rentals for some leases).

     The following is a schedule by year of future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 5, 2001:

(In
Thousands)
------------------------------------------
2002                              $ 48,316
2003                                48,081
2004                                47,421
2005                                45,458
2006                                42,857
Subsequent years                   236,437
                                  --------
Total minimum lease payments      $468,570
                                  ========

     Future minimum sub-lease payments to be received for the next five years and in the aggregate under noncancelable sub-lease agreements are as follows:

(In Thousands)
------------------------------------------
2002                              $ 14,443
2003                                14,450
2004                                14,112
2005                                13,313
2006                                12,386
Subsequent years                    55,304
                                  --------
Total minimum sub-lease payments  $124,008
                                  ========

Rental expense pursuant to operating leases is summarized as follows:
(In Thousands)

                                     2001     2000     1999
                                  -------------------------
Minimum rent                      $34,912  $36,806  $35,809
Contingent rent                     2,613    4,307    3,527
                                  -------------------------
                                  $37,525  $41,113  $39,336
                                  =========================

         Since Fiscal 1998, the Company has entered into master synthetic lease agreements totaling $235.0 million for the purpose of leasing new free-standing units and the Maryville, Tennessee Restaurant Support Services Center. Included in this total is a $50.0 million master operating lease agreement entered into on April 30, 2001. Under the terms of these master synthetic lease agreements, an operating lease agreement is entered into for each facility providing for an initial lease term of five years from the applicable agreement date with two five-year renewal options. Each lease also provides for substantial residual value guarantees and includes purchase options at the lessor's original cost of the properties. As of June 5, 2001, the Company has entered into leases for 94 units (70 of which were open at June 5, 2001) and the Maryville, Tennessee Restaurant Support Services Center at an aggregated original funded cost to the lessor of approximately $166.1 million. Lease commitments applicable to such leases entered into are included in the commitment amounts presented above.
         The Company has entered into five interest rate swap agreements with notional amounts aggregating $125.0 million. These swap agreements fix the interest rate on an equivalent amount of the Company's debt and floating-rate lease obligations to rates ranging from 5.99% to 6.63% (including interest rate spreads) for periods up through December 7, 2003. A summary of these swaps is presented in the table below.

     Notional        Fixed        Variable         Maturity
      Amount       Rate(Pay)    Rate(Receive)        Date
    ----------    -----------   -------------     ----------
1.   $25.0 mm        5.35%      3 Month LIBOR      01/15/03
2.   $25.0 mm        5.73%      3 Month LIBOR      05/06/03
3.   $25.0 mm        5.23%      3 Month LIBOR      11/17/03
4.   $25.0 mm        5.05%      3 Month LIBOR      12/07/03
5.   $25.0 mm        5.35%      3 Month LIBOR      01/16/03

         The first two swaps presented in the above table are currently callable.

8. Income Taxes

The components of income tax expense are as follows:

                                        (In Thousands)
                              2001            2000           1999
                          -----------------------------------------
Current:
  Federal                 $  21,726      $  28,987      $  20,144
  State                       1,134          4,109          3,095
                          -----------------------------------------
                             22,860         33,096         23,239
Deferred:
  Federal                     8,511         (5,372)        (2,162)
  State                       1,664         (1,493)          (383)
                          -----------------------------------------
                             10,175         (6,865)        (2,545)
                          -----------------------------------------
                          $  33,035      $  26,231      $  20,694
                          =========================================


Taxes payable were reduced by $14.2 million, $3.7 million, and $6.6 million in 2001, 2000, and 1999, respectively, as a result of stock options exercises.

Deferred tax assets and liabilities are comprised of the following:

                                              (In Thousands)
                                          2001            2000
                                     ------------------------------
Deferred tax assets:
  Employee benefits                  $   13,209       $  11,697
  Allowance for doubtful                  7,746           9,860
  Insurance reserves                      4,292           4,283
  Escalating rents                        3,459           4,483
  Closed unit and asset
    impairment reserves                   3,366           3,568
  Deferred development fees               1,179           1,316
  Acquired net operating losses               0           1,532
  Other                                   1,566           2,568
                                     ------------------------------
Total deferred tax assets                34,817          39,289
                                     ------------------------------
Deferred tax liabilities:
  Depreciation                           34,228          28,112
  Assets held for disposal                2,251           2,075
  Prepaid deductions                      1,619           1,687
  Retirement plans                           26             991
  Other                                     756             757
                                     ------------------------------
Total deferred tax liabilities           38,880          33,622
                                     ------------------------------
Net deferred tax asset (liability)   $   (4,063)       $  5,667

                                     ==============================


     Management believes it is more likely than not the Company will realize the benefits of its deferred tax assets and therefore no valuation allowance has been provided.

     A reconciliation from the statutory federal income tax expense to the reported income tax expense is as follows:

                                             (In Thousands)
                                    2001         2000          1999
                                 -------------------------------------
Statutory federal income taxes   $ 32,296     $ 21,970      $ 20,023
State income taxes, net
  of federal income tax benefit     1,819        1,690         1,763
Tax credits                        (1,769)      (1,907)       (1,123)
Write-off of Tia's Tex-Mex
  goodwill                            558        2,985
Other, net                            131        1,493            31
                                 -------------------------------------
                                 $ 33,035     $ 26,231      $ 20,694
                                 =====================================

9. Employee Benefit Plans

Salary Deferral Plan - The Company maintains the Ruby Tuesday, Inc. Salary Deferral Plan, which is a 401(k) plan. The Company makes matching contributions to the Plan based on each eligible employee's pre-tax contribution and years of service. The Company contributes 20% of the employee's pre-tax contribution after three years of service, 30% after ten years of service and 40% after 20 years of service. The Company's expense related to the Plan approximated $0.2 million for each of Fiscal 2001, 2000, and 1999.

         Deferred Compensation Plan - The Company maintains the Ruby Tuesday, Inc. Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan except that the Plan allows up to 100% deferral of annual earnings (net of withholdings). The Company's expenses under the Plan approximated $0.2 million for Fiscal 2001 and 2000 and $0.1 million for Fiscal 1999. Company assets earmarked to pay benefits under the Plan are held by a rabbi trust. Assets and liabilities of a rabbi trust must be accounted for as if they are assets or liabilities of the Company, therefore, all earnings and expenses are recorded in the Company's financial statements. The Plan's assets and liabilities, which approximated $17.5 million and $16.9 million in Fiscal 2001 and 2000, respectively, are included in other assets and other liabilities in the Consolidated Balance Sheets, except for the investment in Company common stock and the related liability payable in Company common stock which are reflected in Shareholders' Equity in the Consolidated Balance Sheets.

         Retirement Plan - The Company, along with Morrison Fresh Cooking, Inc. (which was subsequently purchased by Piccadilly Cafeterias, Inc.) and Morrison Management Specialists, Inc. (which was subsequently purchased by Compass
Group, PLC), sponsors the Morrison Restaurants Inc. Retirement Plan. Effective December 31, 1987, the Plan was amended so that no additional benefits will accrue and no new participants will enter the Plan after that date. Participants receive benefits based upon salary and length of service. Certain responsibilities involving the administration of the Plan are jointly shared by each of the three companies. No contribution was made to the Plan in Fiscal 2001, 2000, or 1999.

         Executive Supplemental Pension Plan and Management Retirement Plan - Under these unfunded defined benefit pension plans, eligible employees earn supplemental retirement income based upon salary and length of service, reduced by social security benefits and amounts otherwise receivable under other specified Company retirement plans.

      Effective June 1, 2001, the Management Retirement Plan was amended so that no additional benefits will accrue and no new participants will enter the Plan after that date. The cost of the curtailment in Fiscal 2001 was $0.6 million.

      To provide a source for the payment of benefits under these Plans, the Company owns whole-life insurance contracts on some of the participants. The cash value of these policies net of policy loans is $9.1 million and $7.1 million at June 5, 2001 and June 4, 2000, respectively. The Company maintains a rabbi trust to hold the policies and death benefits as they are received. During Fiscal 2000, the Company received 147,200 shares of common stock from an insurance company which provides a majority of the whole-life policies as a result of the insurance company's demutualization. In accordance with this receipt, the Company recognized income of $1.7 million.

     The following table details the reconciliation of the benefit obligations and fair value of plan assets in addition to the components of pension expense, the funded status and amounts recognized in the Company's Consolidated Financial Statements for the Management Retirement Plan, the Executive Supplemental Pension Plan, and the Retirement Plan. Amounts presented are in thousands.

                                                        Pension Benefits
                                                   2001       2000       1999
                                                 --------   --------   --------
Change in benefit obligation:
   Benefit obligation at beginning of year       $20,802    $20,002    $17,825
   Service cost                                      221        170        159
   Interest cost                                   1,615      1,472      1,288
   Actuarial (gain) loss                          (1,133)       705      2,291
   Effect of curtailment                            (558)
   Benefits paid                                  (1,627)    (1,547)    (1,561)
                                                ---------  ---------  ---------
   Benefit obligation at end of year              19,320     20,802     20,002
                                                ---------  ---------  ---------

Change in plan assets:
   Fair value of plan assets at beginning of year  8,061      8,199      7,883
   Actual return on plan assets                   (1,495)       780      1,251
   Benefits paid                                    (953)      (918)      (935)
                                                ---------  ---------  ---------
   Fair value of plan assets at end of year        5,613      8,061      8,199
                                                ---------  ---------  ---------

Reconciliation of funded status:
   Funded status                                 (13,707)   (12,741)   (11,803)
   Unrecognized net actuarial loss                 3,744      3,632      3,491
   Unrecognized transition obligation                292        759        927
   Unrecognized prior service cost                   300        545        333
                                                ---------  ---------  ---------
   Accrued benefit cost                          $(9,371)   $(7,805)   $(7,052)
                                                =========  =========  =========

Amounts recognized in the Consolidated Balance Sheets consist of:
   (Accrued)/prepaid benefit cost                $(8,815)   $ 1,441    $ 1,331
   Accrued benefit liability                      (3,497)   (11,333)   (10,255)
   Intangible asset                                   65      1,084        925
   Accumulated other comprehensive income          2,876      1,003        947
                                                ---------  ---------  ---------
   Net amount recognized at year-end             $(9,371)   $(7,805)   $(7,052)
                                                =========  =========  =========

Additional year-end information for pension plans with benefit obligations in excess of plan assets:
   Projected benefit obligation                  $19,314    $13,068    $11,821
   Accumulated benefit obligation                 17,644     11,333     10,255
   Fair value of plan assets                       5,613
Components of net periodic benefit cost:
   Service cost                                  $   221    $   170    $   159
   Interest cost                                   1,615      1,472      1,288
   Expected return on plan assets                   (763)      (778)      (752)
   Amortization of transition obligation             168        168        168
   Amortization of prior service cost                204        169        169
   Recognized actuarial loss                         139        181         67
                                               ---------  ---------  ---------
   Net periodic benefit cost                     $ 1,584    $ 1,382    $ 1,099
                                               =========  =========  =========

Assumptions used:
   Discount Rate                                   7.75%      8.00%      7.50%
   Expected return on plan assets                 10.00%     10.00%     10.00%
   Rate of compensation increase                   4.00%      4.00%      4.00%

10. Capital Stock, Options and Bonus Plans

         Preferred Stock - Under its Certificate of Incorporation, the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of June 5, 2001.

    The Ruby Tuesday, Inc. 1996 Stock Incentive Plan - A Committee, appointed by the Board, administers the Ruby Tuesday, Inc. 1996 Stock Incentive Plan on behalf of the Company and has complete discretion to determine participants and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plan have been at the prevailing market value at the time of grant. At June 5, 2001, the Company had reserved a total of 7,199,000 shares of common stock for this Plan.

         The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors - Under the Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors, non-employee directors have the opportunity to defer the receipt of their retainer fees or to allocate their retainer fees to the purchase of shares of the Company. The Plan provides that the directors must use 60% of their retainer to purchase shares of the Company if they have not attained a specified level of ownership of shares of Company common stock. Each director purchasing stock receives additional shares equal to 15% of the shares purchased and three times the total shares in options, which after six months are exercisable for five years from the grant date. All options awarded under the Plan have been at the prevailing market value at the time of grant. A Committee, appointed by the Board, administers the Plan on behalf of the Company. At June 5, 2001, the Company had reserved 290,000 shares of common stock for the Plan.

         The Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan - A Committee, appointed by the Board, administers the Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan on behalf of the Company and has full authority in its discretion to determine the officers and key employees to whom Stock Incentives are granted and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plan have been at the prevailing market value at the time of grant. At June 5, 2001, the Company had reserved a total of 9,012,000 shares of common stock for this Plan.

   In addition to the above plans, stock options are outstanding under a terminated plan, the Ruby Tuesday, Inc. Stock Bonus and Non-Qualified Stock Option Plan, which was effective from 1986 to 1992. Options to purchase 206,000 shares remain outstanding under the terms of the Plan at June 5, 2001.

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

  All stock options are awarded at the prevailing market rate on the date of grant; therefore, under the intrinsic value method employed by APB 25, no compensation expense is recognized. For purposes of FAS 123 disclosure, the estimated fair value of the options is expensed over the vesting period of the options. Fair value was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for Fiscal 2001, 2000, and 1999:

                                      2001       2000       1999
Risk-free interest rate               5.56%      6.02%      5.50%
Expected dividend yield               0.32%      0.48%      0.56%
Stock price volatility factor         0.362      0.359      0.465
Expected life of options (in years)   3.5-7      3.5-7      3.5-4


     If the Company had adopted FAS 123 in accounting for its stock options granted in 2001, 2000, and 1999, its net income and earnings per share would approximate the pro forma amounts below (in thousands except for per share data):

                           2001                2000                  1999
                       As        Pro       As        Pro        As        Pro
                    Reported    Forma   Reported    Forma    Reported    Forma
Net income          $59,239    $54,591   $36,540   $33,236    $36,514   $33,089
Earnings per
share:
  Basic              $ 0.94    $ 0.87    $ 0.58     $ 0.53    $ 0.56    $ 0.51
  Diluted            $ 0.91    $ 0.84    $ 0.57     $ 0.51    $ 0.54    $ 0.49

     As discussed in Note 3 of Notes to Consolidated Financial Statements, the Company recorded a charge of $0.7 million in Fiscal 2000 as a result of the acceleration of vesting of Company stock options for American Cafe and Tia's Tex-Mex employees.

The following table summarizes the activity in options under these stock option plans:

(In Thousands                        Number of Shares Under Option
Except Per-Share Data)    ------------------------------------------------------
                           Weighted Weighted Weighted
                                  Average            Average            Average
                           Exercise Exercise Exercise
                           2001    Price      2000    Price       1999   Price
                          ------  --------   ------  --------   ------- --------
Beginning of year         10,119   $ 6.80     9,738   $ 5.73      9,587  $ 4.65
Granted                    2,262   $17.23     2,626   $ 9.23      2,682  $ 8.43
Exercised                 (4,049)  $ 4.82    (1,966)  $ 4.75     (2,144) $ 4.38
Forfeited                   (265)  $ 8.25      (279)  $ 6.78       (387) $ 5.31
                          ------  --------   ------  --------   ------- --------
End of year                8,067   $10.66    10,119   $ 6.80      9,738  $ 5.73
                          ======  ========   ======  ========   ======= ========
Exercisable                1,930   $ 6.55     5,005   $ 4.70      4,204  $ 4.49
                          ======  ========   ======  ========   ======= ========
Outstanding option prices   $2.17-$18.80        $2.17-$9.91        $2.17-$9.78
                          ================   ================   ================
Exercised option prices     $2.78-$12.25        $2.78-$7.11        $2.31-$7.11
                          ================   ================   ================
Granted option prices      $10.69-$18.80        $8.53-$9.91        $6.53-$9.78
                          ================   ================   ================
Weighted avg. fair value of options
granted during the year        $6.14              $3.34               $3.42

The following table summarizes information about stock options outstanding at June 5, 2001:

Options Outstanding               Options Exercisable
                            Weighted-Average Weighted
   Range of       Number        Remaining     Average     Number        Weighted-
   Exercise     Outstanding    Contractual    Exercise  Exercisable      Average
   Prices     (In Thousands)      Life        Price   (In Thousands) Exercise Price

$ 2.17 - $ 3.16        91         0.85         $ 2.87          91         $ 2.87
$ 3.72 - $ 5.38       728         0.93         $ 4.32         728         $ 4.32
$ 6.53 - $ 9.78     4,994         3.31         $ 8.76       1,076         $ 8.06
$ 9.91 - $12.88       443         6.06         $11.62          31         $11.55
$13.75 - $18.80     1,811         4.82         $18.60           4         $15.75
---------------     -----         ----         ------       -----         ------
$ 2.17 - $18.80     8,067         3.56         $10.66       1,930         $ 6.55

11. Commitments and Contingencies

         At June 5, 2001, the Company was committed under letters of credit totaling $7.2 million issued primarily in connection with its workers' compensation and casualty insurance programs.
         As part of its domestic franchise partner program, the Company has negotiated with various lenders a $52.5 million credit facility to assist franchise partners with working capital and operational cash flow requirements. The Company, as sponsor of the credit facility, serves as partial guarantor of the draws made on this revolving line-of-credit. As of June 5, 2001, the amount guaranteed by the Company on the facility was $18.5 million.
         The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations, financial position or liquidity.

12.  Subsequent Event

         Subsequent to June 5, 2001, the Company entered into purchase agreements with three new franchise partners and one existing franchise partner which provide, among other things, for the sale of twelve units in Missouri, five in Indiana, and one each in Kansas, Arkansas, and Illinois. The closing of the sales of the nineteen units in Missouri, Indiana, Arkansas, and Illinois is expected to occur in the second quarter of Fiscal 2002, while the closing of the sale of the unit in Kansas occurred on August 8, 2001. The closings of these sales are subject to various conditions, including the transfer of liquor licenses, third party consents, and availability of financing. Upon completion of the sales, the twenty units will be operated as Ruby Tuesday restaurants and the Company will receive an aggregate purchase price of $32.2 million, of approximately $21.0 to 24.0 million is expected to be paid in cash. The remaining amount will be in the form of interest bearing notes due through 2012. The sales of these units are expected to result in minimal pre-tax gains. As of June 5, 2001, nineteen of the twenty units to be sold were open. The remaining unit is expected to open during the second quarter of Fiscal 2002. Fiscal 2001 revenues from the nineteen units in operation totaled $34.3 million, with operating profits of $3.2 million.

            The Company also entered into an agreement with an existing partner for the Company's acquisition of three units in Massachusetts, which is expected to close in the second quarter of Fiscal 2002. The negotiated purchase price for the three units is $1.7 million.

13. Supplemental Quarterly Financial Data (Unaudited)

         Quarterly financial results for the years ended June 5, 2001 and June 4, 2000, are summarized below.

(In Thousands Except Per-Share Data)
--------------------------------------------------------------------------------
                                     For the Year Ended June 5, 2001
                             FIRST     SECOND      THIRD     FOURTH
                            QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
---------------------------------1-----------------------------------------------
Revenues                   $205,010   $196,702   $191,480   $196,442    $789,634
================================================================================
Gross profit*              $ 44,682   $ 40,648   $ 48,567   $ 46,742    $180,639
================================================================================
Income before income taxes $ 20,076   $ 17,106   $ 28,409   $ 26,683    $ 92,274
Provision for income taxes    7,187      6,124     10,172      9,552      33,035
--------------------------------------------------------------------------------
Net income                 $ 12,889   $ 10,982   $ 18,237   $ 17,131    $ 59,239
================================================================================
Earnings per share:
   Basic                   $   0.21   $   0.17   $   0.29   $   0.27    $   0.94
   Diluted                 $   0.20   $   0.17   $   0.28   $   0.26    $   0.91
================================================================================


(In Thousands Except Per-Share Data)
--------------------------------------------------------------------------------
                                     For The Year Ended June 4, 2000
                             FIRST     SECOND      THIRD     FOURTH
                            QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
--------------------------------------------------------------------------------
Revenues                   $195,285   $193,779   $209,222   $199,209    $797,495
================================================================================
Gross profit*              $ 40,292   $ 38,795   $ 46,352   $ 47,059    $172,498
================================================================================
Income before income taxes $ 16,161   $ 13,151   $ 21,417   $ 12,042**  $ 62,771**
Provision for income taxes    5,861      4,719      7,687      7,964      26,231
--------------------------------------------------------------------------------
Net income                 $ 10,300   $  8,432   $ 13,730   $  4,078    $ 36,540
================================================================================
Earnings per share:
   Basic                   $   0.16   $   0.14   $   0.21   $   0.07    $   0.58
   Diluted                 $   0.16   $   0.13   $   0.21   $   0.07**  $   0.57**
================================================================================

* The Company defines gross profit as revenue less cost of merchandise, payroll and related costs, and other restaurant operating costs.

** Includes a pre-tax charge of $10.0 million recorded in conjunction with the planned disposition of American Cafe and Tia's Tex-Mex restaurants. Diluted earnings per share excluding this loss would have been $0.22 for the quarter and $0.72 for the year.

     Ruby Tuesday, Inc. common stock is publicly traded on the New York Stock Exchange under the ticker symbol RI. The following table sets forth the reported high and low prices of the common stock and cash dividends paid thereon for each quarter during Fiscal 2001 and 2000.

-----------------------------------------------
           Fiscal Year Ended June 5, 2001
-----------------------------------------------
                                    Per Share
                                      Cash
Quarter          High        Low     Dividends
-----------------------------------------------
First          $13.75      $10.56    2.25 cents
Second         $16.63      $11.00       --
Third          $19.55      $13.23    2.25 cents
Fourth         $20.00      $16.12       --


-----------------------------------------------
           Fiscal Year Ended June 4, 2000
-----------------------------------------------
                                    Per Share
                                      Cash
Quarter          High      Low       Dividends
-----------------------------------------------
First          $11.03     $ 8.85     2.25 cents
Second         $11.03     $ 9.00         --
Third          $ 9.94     $ 7.85     2.25 cents
Fourth         $11.56     $ 8.09         --


     On July 9, 2001, the Company's Board of Directors declared a semi-annual cash dividend of 2.25 cents per share payable on August 6, 2001, to shareholders of record on July 23, 2001. As of July 27, 2001, there were approximately 5,700 holders of record of the Company's common stock.

                         Report of Independent Auditors


Shareholders and Board of Directors
Ruby Tuesday, Inc. and Subsidiaries:


We have audited the accompanying consolidated balance sheets of Ruby Tuesday, Inc. and subsidiaries as of June 5, 2001 and June 4, 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of Ruby Tuesday, Inc. and subsidiaries for the year ended June 6, 1999 were audited by other auditors whose report dated June 28, 1999, expressed an unqualified opinion on those statements.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the 2001 and 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ruby Tuesday, Inc. and subsidiaries as of June 5, 2001 and June 4, 2000, and the results of their operations and their cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.



                                  /s/ KPMG LLP


                                   Louisville, Kentucky
                                  June 29, 2001