Form 10-K/A, Exhibit 13
period 2001-06-05
RUBY TUESDAY INC
filed 2001-10-05
CIK 68270

MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         Ruby Tuesday, Inc. owns and operates Ruby Tuesday(R) casual dining restaurants. The Company also franchises its Ruby Tuesday concept in selected domestic and international markets. As of June 5, 2001, the Company owned and operated 374 Ruby Tuesday restaurants, located in 27 states. As of fiscal year end, there were 151 domestic Ruby Tuesday franchise units located in 19 states and 12 international Ruby Tuesday franchise units located in the Asian Pacific Region, India, Iceland, Central and South America and Puerto Rico.
         On November 20, 2000, the Company completed the sale of all 69 of its American Cafe (including L&N Seafood) and Tia's Tex-Mex restaurants to Specialty Restaurant Group, LLC ("SRG"), a limited liability company owned by the former president and partner of the Company's American Cafe and Tia's Tex-Mex concepts and certain members of his management team.
         For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following should be read in conjunction with the Consolidated Financial Statements and related Notes found on pages 28 to 45.

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

Operating Profits
         Pre-tax profit increased $5.6 million in Fiscal 2000 to $62.8 million. This increase resulted from the revenue increase of $75.2 million as previously discussed, coupled with the cost changes discussed below.
         Cost of merchandise, as a percentage of Company restaurant sales, decreased 0.3% due to large volume discounts and rebates associated with the current year combo platters and fajita and rib promotions, and efficiencies realized through redesign of menu mix.
         Payroll and related costs decreased 0.1% as a percentage of Company restaurant sales due to savings in training costs associated with lower hourly turnover.
         Other restaurant operating costs decreased 0.2% as a percentage of Company restaurant sales due to leveraging associated with higher unit volumes and lower general liability insurance expense as a result of favorable claims experience offset by increased closing expenses, a substantial portion of which related to the relocation of the Mobile, Alabama Support Services Center which was closed in Fiscal 2000.
         As a result of the planned sale of the American Cafe and Tia's Tex-Mex restaurants, the Company recorded a pre-tax loss of $10.0 million on the transaction in Fiscal 2000.
         Depreciation and amortization decreased 0.2% as a percentage of Company restaurant sales as a result of higher average unit volumes and increased use of the synthetic leasing program.
         Selling, general, and administrative expenses increased 0.2% as a percentage of total revenues due to higher management training payroll attributable to more unit openings and slightly increased management turnover and an increased use of the WOW-U(SM) training facilities.
         Net interest expense decreased 0.2% as a percentage of total revenues due to increased interest income associated with refranchising notes receivable.
           Income tax expense increased 0.5% as a percentage of total revenues. The effective income tax rate for Fiscal 2000 was 41.8% as compared to 36.2% in 1999. The increase resulted from the nondeductibility of goodwill written off in association with the planned sale of Tia's Tex-Mex restaurants, which was offset by the decrease which resulted from increases in tax credits. Excluding the effect of the planned sale of the American Cafe and Tia's Tex-Mex restaurants, the effective income tax rate was 36.0%.


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

Dividends
         During Fiscal 1997, the Board of Directors approved a dividend policy as an additional means of returning excess capital to its shareholders. This policy calls for payment of semi-annual dividends of 2.25 cents per share. In accordance with this policy, the Company paid dividends of $2.8 million in Fiscal 2001. The payment of a dividend in any particular future period and the actual amount thereof remain, however, at the discretion of the Board of Directors and no assurance can be given that dividends will be paid in the future as currently anticipated. See "Special Note Regarding Forward-Looking information." In addition, the Company's credit facilities contain certain limitations on the payment of dividends. See Note 6 to Consolidated Financial Statements for more information.

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

New Accounting Standards
         In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("FAS 138"), which is an amendment of a similarly titled statement, FAS 133. Both FAS 138 and FAS 133 are effective for the Company beginning in Fiscal 2002. FAS 133 requires recognition of all derivatives as either assets or liabilities on the balance sheet measured at fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company utilizes interest rate swap agreements to manage interest rate exposure. Adoption of this new accounting standard is expected to result in a cumulative effect charge net of tax totaling $0.2 million to expense and $0.9 million to other comprehensive income.
        In July 2001, the FASB issued Statement No.141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 141" and "FAS 142", respectively). FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. FAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of FAS 142. FAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."
         The Company is required to adopt the provisions of FAS 141 immediately and FAS 142 effective for Fiscal 2003 although early adoption is allowed. FAS 141 will require upon adoption of FAS 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in FAS 141 for recognition apart from goodwill. Upon adoption of FAS 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of FAS 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.
        The Company currently has unamortized goodwill remaining from the original Ruby Tuesday acquisition in 1982 by the Company, then known as Morrison Restaurants Inc., in the amount of $7.8 million which will be subject to the transition provisions of FAS 141 and 142. Amortization expense related to goodwill was $0.6 million, $0.7 million, and $0.7 million for Fiscal 2001, 2000, and 1999, respectively. The Company is currently studying the expected impact of FAS 141 and 142 on the consolidated financial statements, but anticipates this impact to be insignificant.

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

Management's Outlook
        The Company continues to strategically position itself for growth through the continuing emphasis on its Ruby Tuesday brand and focus on its franchising and partnering programs. Ruby Tuesday, with its menu that features fun-to-eat food, large portions, and wide variety, including a signature salad bar, burgers, ribs, fajitas, chicken, soups and sandwiches, will maintain its aggressive posture. In Fiscal 2002, the Company will continue its focus on improving same-store sales, average-unit volume, customer frequency, and check average through constant improvement of guest service, food quality, and appealing promotions. Also, the Company is committed to continually focus on building the best teams through the use of our six-step interview process, "certified programs", career pathway opportunities into management, and our WOW-U training facilities for managers. The Company strongly believes proper staffing, good teams and low turnover are essential to the success of its business.
        The Company continues to identify potential restaurant managers - internal andnexternal -- to become partners. Internally, approximately one-half of the Company's restaurant managers have a financial stake in the success of their units as internal managing partners. Externally, the Company currently has 21 domestic Ruby Tuesday franchise partners and signed purchase agreements with three others as previously discussed. In addition to operating existing restaurants, these agreements provide for the development of new restaurants in the partner's region over the next five to six years. The domestic franchising program provides the Company with the opportunity to have restaurants operating outside its priority growth markets. Internationally, the Company is continually developing relationships with existing and potential franchisees. The Company has plans which call for the franchise opening of 30 to 35 units (including international and excluding the twenty units to be sold to franchise partners) in Fiscal 2002 and the continuous identification of potential new franchisees in targeted areas in the United States and around the world. See "Special Note Regarding Forward-Looking Information."

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

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (In thousands except per-share data)


                                                      Company Stock
                                                         Held by       Capital in                         Accumulated
                                                         Deferred      Excess of              Deferred       Other        Total
                                Common Stock Issued  Compensation Plan    Par     Retained  Compensation Comprehensive Shareholders'
                                  Shares   Amount    Shares    Amount    Value    Earnings   Liability       Income       Equity

------------------------------------------------------------------------------------------------------------------------------------

Balance, June 6, 1998             65,574    $656      (539)   $(3,155)   $4,922   $207,034     $3,155        $(462)       $212,150
   Net income                                                                       36,514                                  36,514
   Minimum pension liability
      adjustment, net of taxes
      of $73                                                                                                  (113)           (113)
                                                                                                                            -------
   Comprehensive income                                                                                                     36,401
   Shares issued under stock bonus
      and stock options plans      3,604      35                         22,009                                             22,044
   Cash dividends of 4.50 cents
      per common share                                                              (2,940)                                 (2,940)
   Stock Repurchases              (5,144)    (51)       85        268   (23,202)   (22,601)                                (45,854)
   Changes in Deferred
      Compensation Plan                                                                          (268)                           0
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 6, 1999             64,034     640      (454)    (2,887)    3,729    218,007      2,887         (575)        221,801
   Net income                                                                       36,540                                  36,540
   Minimum pension liability
      adjustment, net of taxes
      of $22                                                                                                   (34)            (34)
                                                                                                                            -------
   Comprehensive income                                                                                                     36,506
   Shares issued under stock bonus
      and stock option plans       2,176      22                         15,066                                             15,088
   Cash dividends of 4.50 cents
      per common share                                                              (2,811)                                 (2,811)
   Stock repurchases              (4,491)    (45)                       (14,877)   (26,517)                                (41,439)
   Acceleration of vesting of stock
      options held by American Cafe
      and Tia's Tex-Mex employees                                           679                                                679
   Changes in Deferred
      Compensation Plan                                (62)      (620)                            620                           0
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 4, 2000             61,719     617      (516)    (3,507)    4,597    225,219      3,507         (609)        229,824
   Net income                                                                       59,239                                  59,239
   Minimum pension liability
      adjustment net of taxes
      of $736                                                                                               (1,138)         (1,138)
                                                                                                                            -------
   Comprehensive income                                                                                                     58,101
   Shares issued under stock bonus
      and stock option plans       4,197      42                         35,753                                             35,795
   Cash dividends of 4.50 cents
      per common share                                                              (2,819)                                 (2,819)
   Stock repurchases              (2,705)    (27)                       (25,520)   (11,083)                                (36,630)
   Changes in Deferred
      Compensation Plan                                (36)      (741)                            741                            0
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 5, 2001             63,211    $632      (552)   $(4,248)  $14,830   $270,556     $4,248      $(1,747)       $284,271
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
                                                   For the Fiscal Year Ended
                                                   June 5,  June 4,  June 6,
                                                    2001     2000     1999
--------------------------------------------------------------------------------
Operating activities:
Net income                                         $59,239  $36,540  $36,514
Adjustments to reconcile net income to net
   cash provided by operating activities:
      Loss on sale of American Cafe and
         Tia's Tex-Mex restaurants                           10,003
      Depreciation and amortization                 34,380   41,855   39,390
      Amortization of intangibles                      577      708      727
      Deferred income taxes                         10,175   (6,865)  (2,545)
      (Gain)/Loss on impairment and disposition
         of assets                                    (342)   3,090      328
      Other                                            485      754      496
      Changes in operating assets and liabilities:
         Receivables                                (5,642)  (3,689)     309
         Inventories                                (1,826)    (820)    (140)
         Income tax receivable                      (7,893)   2,766     (831)
         Prepaid and other assets                    1,745   (3,600)    (548)
         Accounts payable, accrued and
            other liabilities                      (14,320)  22,252   12,803
                                                  ------------------------------
Net cash provided by operating activities           76,578  102,994   86,503
                                                  ------------------------------
Investing activities:
   Purchases of property and equipment             (62,045) (94,264) (72,582)
   Proceeds from disposal of assets                 32,315    5,945    2,095
   Proceeds from sale of restaurant properties
      to franchisees                                 7,352   37,972   11,399
   Other, net                                       (2,130)  (3,251)  (2,731)
                                                  ------------------------------
Net cash used by investing activities              (24,508) (53,598) (61,819)
                                                  ------------------------------
Financing activities:
   Proceeds from long-term debt                     24,000    9,000   16,000
   Net change in short-term borrowings              11,300   (5,312)  (7,500)
   Principal payments on long-term debt            (82,749) (22,131)  (5,112)
   Proceeds from issuance of stock,
      including treasury stock                      35,310   14,334   21,548
   Stock repurchases, net of changes
      in the Deferred Compensation Plan            (36,630) (41,439) (45,854)
   Dividends paid                                   (2,819)  (2,811)  (2,940)
                                                  ------------------------------
Net cash used by financing activities              (51,588) (48,359) (23,858)
                                                  ------------------------------
Increase in cash and short-term investments            482    1,037      826
Cash and short-term investments:
   Beginning of period                              10,154    9,117    8,291
                                                  ------------------------------
   End of period                                   $10,636  $10,154   $9,117
                                                  ==============================

Supplemental disclosure of cash flow information - Cash paid for:
   Interest (net of amount capitalized)            $ 4,008   $3,757   $4,750
   Income taxes, net                               $15,899  $26,087  $17,812
Significant non-cash investing and financial activity-
   Promissory note received from sale of American
   Cafe and Tia's Tex-Mex restaurants              $28,753

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

(In Thousands Except Per-Share Data)
--------------------------------------------------------------------------------
                                     For the Year Ended June 5, 2001
                             FIRST     SECOND      THIRD     FOURTH
                            QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
--------------------------------------------------------------------------------
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
================================================================================


(In Thousands Except Per-Share Data)
--------------------------------------------------------------------------------
                                     For The Year Ended June 4, 2000
                             FIRST     SECOND      THIRD     FOURTH
                            QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
--------------------------------------------------------------------------------
Revenues                   $195,285   $193,779   $209,222   $199,209    $797,495
================================================================================
Gross profit*              $ 40,292   $ 38,795   $ 46,352   $ 47,059    $172,498
================================================================================
Income before income taxes $ 16,161   $ 13,151   $ 21,417   $ 12,042** $62,771**
Provision for income taxes    5,861      4,719      7,687      7,964      26,231
--------------------------------------------------------------------------------
Net income                 $ 10,300   $  8,432   $ 13,730   $  4,078    $ 36,540
================================================================================
Earnings per share:
   Basic                   $   0.16   $   0.14   $   0.21   $   0.07    $   0.58
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