Form 10-K, Exhibit 13
period 2002-06-04
RUBY TUESDAY INC
filed 2002-08-29
CIK 68270

RUBY TUESDAY, INC.
2002 ANNUAL REPORT

Ruby Tuesday, Inc. is a public company, traded on the New York Stock Exchange, with system-wide sales of $1.2 billion, more than 31,000 employees, and over 600 company-owned and franchise-operated Ruby Tuesday restaurants throughout the United States and the world.

TABLE OF CONTENTS

Letter to Shareholders.........................................................3
Brand, People, and Growth......................................................5
Consolidated Financial Highlights..............................................7
Management's Discussion and Analysis of Financial Condition
   and Results of Operations...................................................8
Summary of Operations.........................................................21
Consolidated Statements of Income.............................................22
Consolidated Balance Sheets...................................................23
Consolidated Statements of Shareholders' Equity and Comprehensive Income......24
Consolidated Statements of Cash Flows.........................................25
Notes to Consolidated Financial Statements....................................26
Independent Auditors' Report..................................................41
Corporate Information.........................................................42

Dear Fellow Shareholders:

         For the sixth consecutive year, our annual report is one of solid, reliable financial performance that continues to make your company stronger and more valuable. Fiscal 2002 was a time in which our country suffered the outrage of terrorist attacks and the impact of an economic recession, and yet, in the face of those challenges, we performed and performed well. Our accomplishments were driven by planning, keeping our processes simple, monitoring our performance, and being disciplined enough to get results. Today Ruby Tuesday(R) is one of the leading casual-dining restaurant companies in the world and one of the most valuable restaurant brands in America.
         The first Ruby Tuesday opened in 1972, so we now have a 30-year history of growth and the valuable experience that comes from it. "We are twice as good as we were, but only half as good as we will be" is a saying heard often around here. We have a solid track record of past performance, but more importantly, we have tremendous opportunity ahead because we have strong segment growth, brand momentum, a powerful operating system, financial strength, and controlled growth with a focus on returns.

People First
         Our mission is to be a great place to work, our guests' first choice, and a great investment. Because we put our people first, they are the first priority in our mission. Instead of spending tens of millions of dollars on television advertising, as our direct competitors do, we spend it on our teams, investing in training and support systems that make our guests say "Wow!" Our investment also creates stable teams and drives our ability to keep our restaurants properly staffed. In fiscal 2002, both hourly and management turnover rates were among the best in our industry.

Satisfied Guests
         Our same-store sales, a key measure of the health and value of restaurant brands, grew 2.3 percents at company-owned Ruby Tuesdays in fiscal 2002--one of the worst economic periods in a decade--and that was on top of a
3.7 percent increase last fiscal year and a 3.8 increase in fiscal 2000. Our sales are up because of our constantly improving operations, and we continue to focus on the core processes that drive food quality and service standards and create great guest experiences. We offer food that appeals to most Americans, and we serve it in large portions and at affordable prices. As a result, our guests are satisfied, they say good things about Ruby Tuesday, and they come back again and often.

Stockholder Value
         This has been a fiscal year when investors put a higher value on earnings and returns--which has always been our focus--and became less willing to bet on growth for growth's sake. Our returns are a result of our ability to grow sales and profit in existing restaurants, invest wisely in new Ruby Tuesdays, and to leverage our brand and support services through our successful Franchise Partner program. We achieved the following financial measures in fiscal `02, all excluding the effect of a $28.9 million non-recurring pre-tax loss from the Specialty Restaurant Group note receivable: earnings per share climbed 26.4 percent, the continuation of an impressive record of consistent performance, pre-tax margins increased to 14.0 percent from 11.8 percent, and return on equity was at 23.8 percent, among the highest in our industry. All those reliably positive numbers add up to greater valuation, as our stock price reached a new high again this year. We generate excess cash flow from existing operations and use excess capital for dividends and a prudent and opportunistic stock repurchase program. Since becoming an independent, public company, Ruby Tuesday has grown to have more than $1.4 billion in market value at the end of this past fiscal year, our stock has appreciated at a compound annual rate of 30 percent, and our financial strength has continually increased.

Performance and Opportunity
         All of us who are charged with leading this company are committed to delivering reliable results with minimal risk, consistently and predictably, quarter after quarter, year after year. Our investment decisions, financial structure, and compensation programs are shareholder driven. For example, our stock option program, one of the ways we reward achievement, aligns the potential rewards of our team with the best interests of our shareholders and requires us to be clearly focused on consistent performance. Eligible team members--from hourly employees to senior executives--are granted five-year options that must be exercised during a comparatively brief 30 or 36-month period following vesting. To receive options, employees must purchase stock and senior leaders are required to own Ruby Tuesday stock equal to a multiple of their base salary. In addition, we are establishing a nominating and governance committee made up entirely of independent directors, and our audit committee will be composed of our three most financially astute independent directors.
         Our job is to create shareholder value, and we understand you have many investment opportunities. When we combine consistent, predictable, and proven performance with financial strength and integrity, we maximize shareholder value and hope to remain your investment of choice. Our track record for the past six years--since we became an independent company--reflects our ability to deliver on our commitments. The strength of our brand, the broad appeal of our industry, and the continued growth of the bar-and-grill segment in which we are a dominant leader all provide the opportunity for sustainable and superior performance in the years to come.

         We have made an even greater effort this year to make the financial information throughout our annual report more user-friendly and easier to read and follow. We want every shareholder to better understand the financial strength of our company. Thank you for reading it and for being a fellow owner of Ruby Tuesday.

Sincerely,

/s/ Sandy Beall

Sandy Beall
Chairman and Chief Executive Officer

BRAND
         Our highly valuable and widely established brand is Ruby Tuesday. For more than three decades, it has stood for variety, value, and hospitality. We feed America--and people in communities around the globe--for $10. Ruby Tuesday has proven its broad appeal in locations that range from the smallest towns to major metropolitan cities, from suburban neighborhoods to interstate sites. Our restaurants dot the country from Maine to Miami, from out west in California to back east in the Carolinas, and in international locations from India to Iceland.
         Our brand is a dominant leader--one of the top four--in the bar-and-grill segment of casual dining, the category that has the best sustained growth rate, driven by consumer behavior and demographic trends. It is also the category proven to be the most resistant to economic downturns. Consumer research says Ruby Tuesday is one of the most recognized restaurant brands in America, with awareness levels that are among the highest in casual dining.
         Our menu offers dozens of popular choices, including our signature salad bar that is fast, fresh, healthy, and affordable and ordered by more than 40 percent of our guests, either as an add-on salad or as an entree. We serve sensational sandwiches and sharable appetizers, half-pound burgers with all the trimmings, plentiful platters of fried shrimp and chicken, broiled fish topped with Creole shrimp, ribeyes and top sirloins, and our legendary "Hang Off the Plate"TM ribs. Guests finish their meal by sharing a bigger-than-life Strawberry or Chocolate Tallcake(R). We operate restaurants that are fun, fast, and casual, with menu choices that are generous, full of flavor, and a great value--an everyday place to eat.

PEOPLE
         At Ruby Tuesday, we believe in taking care of our guests by taking care of our people. That means offering healthcare benefits for employees from the first day they join our team, performance-based compensation, and a career pathway to enable them to become future leaders of the company. It means treating them with respect and valuing diversity. And it also means we invest heavily in their training and development. Our Team One initiative is taking service to a new level of guest satisfaction, and our six-step interview process and commitment to full staffing in every restaurant every day underscore our belief in the impact and importance of our teams. Since becoming an independent company, we have built an operating system by which we run our business. It is based on 27 core processes that support our mission to be a great place to work by offering both opportunity and the training and skills to realize it, to be our guests' first choice by operating great restaurants, and to be a great investment by consistently delivering solid financial results.
         All Ruby Tuesday managers spend time at our training facilities in Maryville, Tennessee--Wow-Usm--where they gain insight and understanding about leading and developing people and running restaurants by following our core processes. They work hard at Wow-U and then stay overnight at RT LodgeTM where they are served four-star meals and shown what a "Wow!" guest experience is like. They also share ideas and information and continue to build our company's culture with their peers and with senior leadership.
         Approximately half of our restaurants are run by Managing Partners who are selected from the best general managers and who think more like owners and are rewarded when they grow sales and earnings. We are committed to developing at least 80 percent of our management needs from within the ranks of our existing team.

Growth
         Growth in the casual-dining category of food service, in which Ruby Tuesday is a major national player, has outpaced the entire restaurant industry and is projected to continue to do so. The bar-and-grill segment, where Ruby Tuesday is one of the four leading brands, represents about half of all casual dining sales. This segment is projected to continue to grow at an annual compound rate of nine percent, compared to a projected rate of six percent for the overall casual-dining category, with the majority of new units coming from large national chains--like ours. And while the total number of casual-dining units has remained basically flat in recent years, unit growth by major chains has continued growing, and the number of independents and small chains has declined. Casual-dining chains currently have a 30 percent market share, and we believe their share in the coming years will mirror that of the fast-food category, where chains now represent 66 percent of total outlets.
         With continued opportunity for significant growth, our development strategy includes a focus on opening low-risk, high-return company-owned restaurants in markets in the eastern United States where we have current units that are proven successes. Every potential new site is visited and approved or rejected by the CEO, and each new restaurant is led by a Managing Partner who invests in the potential and the performance of his or her unit. We currently have more than 400 company-owned restaurants and expect to open approximately 50 company-owned units each year in the next three to five years. We believe there is potential for several thousand additional Ruby Tuesdays across the U.S.

         In the past five years, our Franchise Partner program has grown from just three restaurants to nearly 200. Because our success is based on superior operations, we select experienced multi-unit operators--versus financial investors--as our franchisees. Each Franchise Partner is committed to open approximately 10 Ruby Tuesdays in areas outside our core eastern-U.S. territory, and we provide them the same level of support services that we do our company-owned units. This low-risk program has created significant value for our shareholders and will continue to enhance earnings, margins, and returns. We initiate each Franchise Partner agreement with an ownership position of one percent of the franchise company and have the option to buy an additional 49 percent. We exercised that option in four franchise companies in fiscal 2002, bringing the total to five, and we anticipate executing options on four to six more in the coming year. We base our decision on the likelihood of realizing an immediate 15 percent return on investment, positive projected sales, and the overall financial strength of the franchise company.
         Our international franchise program continues its steady and controlled growth, and in the next 12 months we expect to add approximately eight additional units to the 16 already open in locations that include Central and South America, Asia, the Pacific Rim, and Eastern Europe.
         With performance that is proven and the operating and support systems to sustain it, we are well positioned to take advantage of the opportunities that are ours. We intend to remain a leader in casual dining, a powerhouse brand, and a company that consistently delivers superior financial results that create value for our shareholders.

CONSOLIDATED FINANCIAL HIGHLIGHTS
(In thousands except per-share data)

                                                  For the Fiscal Year Ended

                                             June 4,        June 5,      Percent
                                              2002           2001         Change


System-wide Ruby Tuesday revenues......... $1,167,079     $1,008,775       15.7

Revenues.................................. $  833,181     $  782,608 *      6.5

Income before income taxes and cumulative
   effect of change in accounting
   principle.............................. $   88,146**   $   92,274       (4.5)
Provision for income taxes................     29,870         33,035       (9.6)

Cumulative effect of change in accounting
     principle............................         58
                                           -----------    -----------

Net income............................... $    58,218**   $   59,239       (1.7)
                                          ============    ===========


Earnings per share:
     Basic............................... $      0.91     $     0.94       (3.2)
     Diluted............................. $      0.88     $     0.91       (3.3)
     Diluted (excluding the loss on the
        Specialty Restaurant Group, LLC
        note receivable)................. $      1.15     $     0.91       26.4
     Diluted (excluding the above loss
        yet including the effect of
        expensing stock options)......... $      1.05***  $     0.84***    25.0

Pre-tax margin...........................       14.0%****      11.8%       18.6
Return on equity.........................       23.8%****      23.0%        3.5

At year end:
     Total assets........................ $   520,327     $  445,667       16.8
     Long-term debt, including current
        maturities....................... $     8,227     $   15,712      (47.6)
     Bank-financed operating lease
        obligations...................... $   209,220*****$  166,139       25.9
     Shareholders' equity................ $   334,406     $  284,271       17.6

* Includes 24 weeks of revenue from American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants, which were sold on November 20, 2000 to Specialty Restaurant Group, LLC ("SRG").
** Includes a pre-tax charge of $28.9 million ($17.5 million after-tax) recorded on the write-off of the Specialty Restaurant Group, LLC note receivable.
*** As discussed in Note 10 to the Consolidated Financial Statements, RTI applies Accounting Principles Board No. 25 and related interpretations in accounting for our employee stock options. The amounts shown include the charges which would have resulted if we had adopted Statement of Financial Accounting Standards No. 123.
**** Excludes the loss on the Specialty Restaurant Group, LLC note receivable.
***** On July 26, 2002, the Company replaced all its bank-financed operating lease obligations, also called synthetic leases, with traditional bank debt. See Note 12 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General
         Ruby Tuesday, Inc. (the "Company," "RTI," "we") owns and operates Ruby Tuesday(R) casual dining restaurants. We also franchise the Ruby Tuesday concept in selected domestic and international markets. As of fiscal year end, we owned and operated 397 Ruby Tuesday restaurants, located in 25 states and the District of Columbia, and had 183 domestic franchise restaurants in 19 states and 16 international franchise restaurants located in the Asian Pacific Region, India, Puerto Rico, Iceland, Central and South America.
         We hope that you find this year's management's discussion and analysis of financial condition and results of operations, financial statements and Notes to the Consolidated Financial Statements to be informative as well as more user friendly. We remind you that, in order to best obtain an understanding of the significant factors that influenced our performance during the past three fiscal years, the following should be read in conjunction with the Consolidated Financial Statements and related Notes found on pages 22 to 40.


Results of Operations
Sales
         In our prior annual reports, we have communicated that our long-term annual goals include Company revenue growth of 12% and system-wide revenue growth of 15%. In Fiscal 2002 both of these goals were achieved. Sales at Ruby Tuesday restaurants grew 13.7% over Fiscal 2001 for Company-owned restaurants and 15.7% system-wide. The graph presented below reflects Ruby Tuesday concept sales for the last five years.

Ruby Tuesday Concept Sales (In millions) (Graph omitted)

The omitted graph included the following information:

Fiscal Year         Company Sales          System-Wide
-----------------------------------------------------------------
2002                               $819.1               $1,167.1
2001                                720.3                1,008.8
2000                                676.8                  863.3
1999                                609.0                  732.5
1998                                596.7                  646.0

The graph presented below reflects Ruby Tuesday concept average unit volumes for the last five years.

Average Unit Volumes--Company-owned Ruby Tuesday Restaurants (Graph omitted)

The omitted graph included the following information:

                               Average Unit
Fiscal Year                      Volumes
-------------------------------------------
2002                           $2,111,100
2001                            2,026,200
2000                            1,967,800
1999                            1,864,500
1998                            1,834,000

                                                  Fiscal
                                  2002              2001             2000
System-wide sales (a)         $1,167,079,000   $1,058,698,000    $972,125,000
System-wide sales growth
percentage                        10.2%             8.9%             15.8%

Company restaurant sales        $819,097,000     $770,152,000    $785,124,000
Company restaurant sales
growth percentage                  6.4%            (1.9%)             9.7%

Franchise revenues (b)           $14,084,000      $12,456,000      $8,255,000
Franchise revenues growth-
percentage                        13.1%            50.9%             75.3%

Total Company revenues          $833,181,000     $782,608,000    $793,379,000
Total Company revenues
growth percentage                  6.5%            (1.4%)            10.2%

Same store sales growth--
Company-owned Ruby
Tuesday restaurants                2.3%             3.7%              3.8%
System-wide same store
sales growth--Ruby
Tuesday concept                    2.0%             3.0%              3.3%


(a) System-wide sales are retail sales for Company-operated and franchised restaurants. Prior years include sales for American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants which were sold to SRG in Fiscal 2001. See Note 3 to the Consolidated Financial Statements.
(b) Franchise revenues include royalty, license and development fees paid to us by our franchisees.

         RTI system-wide sales increased 10.2% in Fiscal 2002 (15.7% for Ruby Tuesday concept only) due to growth in the number of restaurants coupled with a 2.0% increase in same store sales. Offsetting the increase in the Ruby Tuesday concept was the sale of all 69 American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants. Total Company revenues increased 6.5% in Fiscal 2002, due to growth in number of restaurants, higher average unit volumes, and an increase of 2.3% in same store sales, offset by the refranchising of 20 Ruby Tuesday restaurants in Fiscal 2002 and the sale of units to SRG. Fiscal 2001's revenues included 24 weeks of revenue from American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants ($49.9 million), which were sold to SRG on November 20, 2000 (see Note 3 to the Consolidated Financial Statements). Fiscal 2002's increase in same store sales was driven primarily by higher check average resulting from a change in menu mix.
         RTI system-wide sales increased 8.9% in Fiscal 2001 (16.8% for Ruby Tuesday concept only) due to growth in the number of restaurants coupled with a 3.0% increase in same store sales, offset by the sale of all 69 American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants. Total Company revenues decreased 1.4% in Fiscal 2001 due to the sale of the American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants to SRG. As noted above, Fiscal 2001 only included 24 weeks of revenue from these concepts, while Fiscal 2000 included revenues from these concepts for an entire year ($107.6 million). Also contributing to the decrease was the loss of revenue associated with refranchising 42 Ruby Tuesday restaurants in the third and fourth quarters of Fiscal 2000. Ruby Tuesday concept same store sales, however, increased 3.7% due to both higher check averages and customer counts.
         Franchise revenue is recognized when we have performed all material services and the restaurant has opened for business. Franchise revenue, which includes royalty, development and operating agreement fees, increased 13.1% to $14.1 million, and 50.9% to $12.5 million in Fiscal 2002 and 2001, respectively. The increases are primarily attributable to growth of the domestic franchise partner program.

Ruby Tuesday Restaurants*
The graph below presents the number of Ruby Tuesday concept restaurants at each fiscal year end from Fiscal 1998 through Fiscal 2002 (Graph omitted):

The omitted graph included the following information:

Fiscal Year       Company-Owned         Franchised             Total
------------- -------------------- -------------------- --------------------
2002                   397                 199                  596
2001                   374                 163                  537
2000                   336                 146                  482
1999                   335                  85                  420
1998                   315                  55                  370

*   Excludes American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants

Overview
During Fiscal 2002, we
         o opened 53 Ruby Tuesday restaurants (three of which were acquired from a franchise partner).
         o sold or closed the following restaurants:
                  o 19 were sold to three new franchise partners for $30.7 million, of which $20.7 million was received in cash with the remaining balance in the form of notes payable to us due through Fiscal 2013 bearing interest at a rate of 10%, (the sale of these restaurants resulted in a pre-tax loss of $0.4 million which is included in other restaurant operating costs);
                  o one was sold to an existing franchise partner for $1.5 million in exchange for a promissory note payable to us due in Fiscal 2003 bearing interest at 10%;
                  o five were closed due to lease terminations; and
                  o five which were not meeting management's expectations were closed; two of the five were among those acquired from the Arizona franchise partner in Fiscal 2001. Each of these restaurants were closed as part of upgrading our portfolio of restaurants.

During Fiscal 2001, we
         o opened 55 Ruby Tuesday restaurants (nine of which were acquired from a franchise partner).
         o sold or closed the following restaurants:
                  o six were sold to a new franchise partner for $9.2 million, of which $7.4 million was received in cash with the remaining balance in the form of a note due in Fiscal 2012 bearing interest at a rate of 10% (the sale of these restaurants resulted in a pre-tax gain of $1.7 million which is included in other restaurant operating costs);
                  o six were closed due to lease terminations;
                  o two were closed and sub-leased to SRG; and
                  o three underperforming restaurants in Texas were closed.

         Our franchisees have entered into development agreements whereby they commit to open a specified number of Ruby Tuesday restaurants over the next five to six years in their assigned territories. In conjunction with development agreements, 24 Ruby Tuesday franchise restaurants (19 domestic and five international) were opened during Fiscal 2002 and 24 Ruby Tuesday franchise restaurants (21 domestic and three international) were opened during Fiscal 2001. In addition, we refranchised 20 and six domestic franchise restaurants in Fiscal 2002 and 2001, respectively. We currently do not have plans to refranchise any Company-owned Ruby Tuesday restaurants over the next 12 months.

Pre-Tax Margin
         In addition to the revenue growth goals previously discussed, another of our long-term goals is 14% pre-tax margin. This goal was accomplished in Fiscal 2002. Our five-year history of pre-tax margin is presented below (Graph omitted).

The omitted graph included the following information:

Fiscal Year  Pre-Tax Margin
-----------  -------------------
2002                  14.0%  **
2001                  11.8%
2000                   9.2%  *
1999                   7.9%
1998                   6.4%





* Amount excludes loss on sale of American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants. Pre-tax margin including this loss was 7.9%.
** Amount excludes loss on SRG note receivable. Pre-tax margin including this loss was 10.6%.

Operating Profits
         The following table sets forth selected restaurant operating data as a percentage of revenues for the periods indicated. All information is derived from our Consolidated Financial Statements located within this Annual Report.

                                           2002            2001           2000
                                        ----------------------------------------
Company restaurant sales                   98.3%           98.4%          99.0%
Franchise revenues                          1.7             1.6            1.0
                                        ----------------------------------------
         Total revenues                   100.0           100.0          100.0

Operating costs and expenses:
  (As a percentage of Company restaurant
   sales):
       Cost of merchandise                 26.9            27.7           27.3
       Payroll and related costs           32.8            32.2           32.0
       Other restaurant operating costs    18.9            19.2           20.2
       Depreciation and amortization        4.1             4.5            5.3
       Loss on SRG note receivable          3.5
       Loss on sale of American Cafe,
         L&N Seafood, and Tia's Tex-Mex
         restaurants to SRG                                                1.3

  (As a percentage of Total revenues):
       Selling, general and
         administrative                     5.4             6.4            6.7
       Equity in earnings of
         unconsolidated franchises         (0.1)
       Interest (income)/expense, net      (0.7)           (0.5)           0.2
                                        ----------------------------------------
     Total operating costs and expenses    89.4            88.2           92.1
                                        ----------------------------------------
Income before income taxes                 10.6            11.8            7.9

Provision for income taxes                  3.6             4.2            3.3
                                        ----------------------------------------
Net income                                  7.0%            7.6%           4.6%
                                        ========================================


         In accordance with Emerging Issues Task Force No. 00-14, "Accounting for Certain Sales Incentives," we have reclassified coupon redemption expenses against revenues beginning in Fiscal 2002. Similar expenses in prior years have also been reclassified. The above table has been restated to reflect those reclassifications for Fiscal 2001 and 2000. Coupon redemptions for Fiscal 2002, 2001, and 2000 were $3.1 million, $7.2 million, and $3.6 million, respectively.

Pre-tax Income
         Pre-tax income increased $24.7 million in Fiscal 2002 to $117.0 million, a 26.8% increase over Fiscal 2001, excluding the $28.9 million pre-tax loss on the SRG note receivable. The increase is due to positive same store sales for the Ruby Tuesday concept, increased franchising support service fees and interest income, and a reduction, as a percentage of revenues, of cost of merchandise, other restaurant operating costs, depreciation and amortization and selling, general and administrative expenses as discussed below. Including the loss on the SRG note receivable, pre-tax income decreased $4.1 million to $88.1 million.

Cost of Merchandise
         Cost of merchandise, as a percentage of restaurant sales, decreased 0.8% in Fiscal 2002 due to lower red meat and rib costs coupled with the implementation of a new food cost theoretical system designed to significantly reduce food waste. In addition, vendor rebates and volume discounts increased due to aggressive price negotiations.
         For Fiscal 2001, cost of merchandise increased 0.4%, as a percentage of restaurant sales, due to higher red meat and rib costs throughout the year and the inclusion of more costly, higher gross margin shrimp and seafood menu items, offset by increased volume discounts, vendor rebates, and efficiencies through redesign of our menu mix.

Payroll and Related Costs
         Payroll and related costs increased 0.6% as a percentage of restaurant sales in Fiscal 2002 due to higher hourly labor resulting from increased staffing levels offset by corresponding decreased overtime. Other increases included higher health insurance expenses.
         For Fiscal 2001, payroll and related costs increased 0.2%, as a percentage of restaurant sales, due to higher payroll costs in the American Cafe, L&N Seafood, and Tia's Tex-Mex concepts.

Other Restaurant Operating Costs
         Other restaurant operating costs, as a percentage of restaurant sales, decreased 0.3% for Fiscal 2002 due to lower utilities as a result of favorable weather and market conditions, the prior year sale of restaurants to SRG (SRG restaurants ran higher occupancy costs than Ruby Tuesday concept restaurants) and decreased repairs expense due to cost efficiencies resulting from the increased use of maintenance contracts. Offsetting these decreases is an increase in lease expense which resulted from increased use of our bank-financed operating lease program.

         For Fiscal 2001, other restaurant operating costs, as a percentage of restaurant sales, decreased 1.0% due to higher average unit volumes and lower closing expenses, a substantial portion of which in Fiscal 2000 related to the relocation of the Mobile, Alabama Support Services Center, offset by higher oil and gas prices.

Depreciation and Amortization
         Depreciation and amortization, as a percentage of restaurant sales, decreased 0.4% in Fiscal 2002, as a result of higher average unit volumes, increased use of our bank-financed operating lease program and the prior year sale of restaurants to SRG, which ran higher depreciation as a percentage of sales than Ruby Tuesday concept restaurants.
         For Fiscal 2001, depreciation and amortization, as a percentage of restaurant sales, decreased 0.8% as a result of higher average unit volumes and increased use of our bank-financed operating lease program.

Loss on SRG Note Receivable
         During Fiscal 2002, RTI recorded a loss on the SRG note receivable of $28.9 million. As discussed in Note 5 to the Consolidated Financial Statements, we wrote-off the SRG promissory note due to a number of factors all relating to SRG's declining operating performance and the receipt of notification on April 26, 2002 from SRG's senior lender that note payments due to us were to be halted as a result of SRG's covenant defaults. As a result of charging off this note, we will receive a current year tax deduction associated with the loss. This tax deduction is expected to provide an $11.4 million benefit.

Selling, General and Administrative Expenses
         Selling, general and administrative expenses, as a percentage of total revenues, decreased 1.0% in Fiscal 2002. The decrease is attributable to higher average unit volumes coupled with higher support service fees from franchisees and SRG. We provide these services to our domestic franchisees and SRG for a fee. Support service fee income totaled $11.7 million, $10.3 million and $6.0 million in Fiscal 2002, 2001 and 2000, respectively. These fees are recorded as a contra-expense to selling, general and administrative expenses as the related costs to provide these services are included in selling, general and administrative expenses.
         For Fiscal 2001, selling, general and administrative expenses decreased 0.3%, as a percentage of total revenues, due primarily to higher average unit volumes, coupled with higher support service fees from franchisees and SRG.

Equity in Earnings of Unconsolidated Franchises
         For Fiscal 2002, our equity in the earnings of unconsolidated franchises increased to $0.9 million from $0.1 million in Fiscal 2001, due to additional investments that were made in Fiscal 2002 (see Note 2 to the Consolidated Financial Statements). Our agreements with franchise partners allow us to purchase an additional 49% equity interest for $0.5 million after three years. We have chosen to exercise that option in situations in which we expect to earn a return similar to or better than that which we expect when we invest in new restaurants. In Fiscal 2002 and 2001, we exercised our right to acquire an additional 49% equity interest in four and one franchisees, respectively (bringing our total ownership of each of those franchisees to 50%).

Net Interest Income / Expense
         For Fiscal 2002, net interest income increased $2.3 million to $5.8 million primarily due to additional notes receivable relating to refranchising. In accordance with the original terms of the promissory notes (see Note 5 to the Consolidated Financial Statements), $2.5 million of this interest was not received in cash in Fiscal 2002 as initial cash payments of interest were deferred one to three years. The amount of interest not received in cash is expected to decrease to approximately $1.9 million in Fiscal 2003 and $0.2 million in Fiscal 2004 as the number of franchisees contractually required to pay interest increases.
         For Fiscal 2001, net interest income increased $5.0 million to $3.5 million due to the paydown of debt using the proceeds from the sales of restaurants to SRG and a new franchise partner, and increased interest income associated with higher notes receivable due from franchisees.

Provision for Income Taxes
         The effective tax rate for Fiscal 2002, excluding the effect of the loss on the SRG note receivable, was 35.2%, down from 35.8% in Fiscal 2001. The change in the effective rate was due to tax saving strategies implemented in Fiscal 2002. Including the loss on the SRG note receivable, which is deducted at statutory rates, the effective income tax rate decreased to 33.9% in Fiscal 2002.
         For Fiscal 2001, the effective income tax rate decreased to 35.8%, down from 41.8% in Fiscal 2000. This decrease resulted from the nondeductibility of goodwill written off in association with the planned sale of American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants in Fiscal 2000. This add-back for tax purposes increased income tax expense by $3.0 million in Fiscal 2000. Excluding the effect of this sale, the effective rate for Fiscal 2000 was 36.0%.

Earnings Per Share (Diluted)
         Our long-term goal for diluted earnings per share is to grow in the 15% to 20% range per year. As shown in the graph below, we grew earnings per share 26.4% in Fiscal 2002, excluding the loss on the SRG note receivable (Graph omitted).

The omitted graph included the following information:

                 Earnings              Annual
                 Per Share            Increase
-----------------------------------------------
2002               $1.15 **             +26.4%
2001               $0.91                +26.4%
2000               $0.72 *              +33.3%
1999               $0.54                +28.6%
1998               $0.42                +20.0%

* Amount excludes loss on sale of American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants. Reported EPS was $0.57.
**    Amount excludes loss on SRG note receivable. Reported EPS was $0.88.

         As discussed in Note 10 to the Consolidated Financial Statements, the Company applies Accounting Principles Board Opinion ("APB") No. 25 and related interpretations in accounting for our employee stock options. If we had adopted Statement of Financial Accounting Standards ("SFAS") No. 123 in accounting for our stock options, our earnings per share would have approximated the amounts in the table below (Graph omitted).

The omitted graph included the following information:

                 Earnings              Annual
                 Per Share            Increase
-----------------------------------------------
2002               $1.05 **             +25.0%
2001               $0.84                +27.3%
2000               $0.66 *              +34.7%
1999               $0.49                +28.9%
1998               $0.38                +22.6%

* Amount excludes loss on sale of American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants.
**    Amount excludes loss on SRG note receivable.

Liquidity and Capital Resources
         RTI's excess cash on hand and borrowing capacity allow us to pursue our growth strategies and targeted capital structure. Accordingly, we have established well-defined priorities for our operating cash flow:

         o Invest wisely in new assets and maintain our commitment to high-return, low-risk growth to increase profitability.
         o Continue to make investments in our team members and our existing assets in order to provide superior guest and team satisfaction.
         o Repurchase our common stock in order to maintain our target capital structure and return excess capital to our shareholders and provide further capital return to our shareholders through our dividend, started in Fiscal 1997.

         On July 26, 2002, a transaction occurred which significantly changes the complexion of our balance sheet. On that date, we replaced all of our bank-financed operating lease obligations with traditional bank debt. This was done because we believe that the negative commentary associated with these bank-financed operating leases, also called synthetic leases, was hurting our shareholder value. For a complete understanding of that transaction, please see
Note 12 to the Consolidated Financial Statements.

Sources and Uses of Cash
Cash Flow from Operating Activities (in thousands) (Graph omitted)

The omitted graph included the following information:

2002                      $146,140
2001                        76,455
2000                       102,994
1999                        86,503
1998                        68,692





         Our primary source of liquidity is cash provided from operations. Principal uses of cash are capital expenditures, share repurchases, and dividends. The following table presents a summary of our cash flows from operating, investing and financing activities for Fiscal 2002 and 2001.

                                          Fiscal
(In thousands)                     2002             2001
Net cash provided by
    operating activities      $   146,140      $    76,455
Net cash used by
    investing activities          (95,648)         (24,385)
Net cash used by
    financing activities          (28,429)         (51,588)
                              ------------     ------------
Net increase in cash and
    short-term investments    $    22,063      $       482
                              ============     ============

         Cash provided by operating activities increased $69.7 million in Fiscal 2002 primarily due to higher net income (excluding the non-cash loss on the SRG note receivable) and the settlement of American Cafe, L&N Seafood, and Tia's Tex-Mex current liabilities with cash received from the sale to SRG which is reflected in investing activities in Fiscal 2001. Offsetting this increase was a decrease from higher accounts receivable due to higher volume discounts. Investing activities used an additional $71.3 million in Fiscal 2002 due to increased property and equipment purchases with cash from operations and the reduction in proceeds from disposal of assets due to the Fiscal 2001 sale of restaurants to SRG. Financing activities used $23.2 million less in Fiscal 2002 due to the Fiscal 2001 reduction of long-term debt made available by the above-mentioned proceeds from disposal of assets. Further information regarding our consolidated cash activity for Fiscal 2002, 2001, and 2000 is presented in the Consolidated Statements of Cash Flows.
         On July 26, 2002, we replaced all of our synthetic leases with traditional bank debt in a primarily non-cash transaction (See Note 12 to the Consolidated Financial Statements). The combination of capital spending, dividend payments and share repurchases may require funding from our bank facilities discussed below. The nature, extent, and timing of our external financing needs will vary depending upon our evaluation of existing market conditions and other economic factors.
         Our working capital deficiency and current ratio as of June 4, 2002 was $4.4 million and 0.9:1, respectively. As is common in the restaurant industry, we carry current liabilities in excess of current assets because cash (a current asset) generated from operating activities is reinvested in capital expenditures (a long-term asset) and receivable and inventory levels are generally not significant.

Capital Expenditures
         We require capital principally for new restaurant construction, equipment replacement, and remodeling of existing restaurants.
         Property and equipment expenditures purchased with internally generated cash flows for Fiscal 2002 were $110.8 million. In addition, $43.1 million for new restaurant construction was funded under our bank-financed operating lease program. Total capital expenditures amounted to $153.9 million in Fiscal 2002. During the year, 50 restaurants were opened and three were acquired from a franchise partner.
         Capital expenditures for Fiscal 2003, excluding the non-cash transaction to refinance our bank-financed operating lease facilities, are budgeted to be approximately $170.0 to $180.0 million which we intend to fund with cash provided by operations and financing activities. Planned Company-owned Ruby Tuesday openings are expected to be 50 to 55 restaurants.

Significant Contractual Obligations and Commercial Commitments

Long-term financial obligations were as follows as of June 4, 2002
(in thousands):

                                          Payments Due In Fiscal
--------------------------------------------------------------------------------
                                              2004/        2006/       2008 and
                       Total       2003       2005         2007         Beyond
--------------------------------------------------------------------------------
Long-term debt,
  including current
  maturities (a)    $  8,227    $    601    $  1,147     $  1,315     $   5,164

Bank-financed
  operating lease
  obligations (b)    209,220                 115,015       94,205

Other operating
  leases, net of
  sublease
  payments (c)       210,143      23,440      45,683       40,479       100,541
--------------------------------------------------------------------------------
                    $427,590    $ 24,041    $161,845     $135,999     $ 105,705
================================================================================

(a) See Note 6 to the Consolidated Financial Statements for more information.
(b) Amounts shown above are scheduled maturities without renewals. On July 26, 2002, we replaced all of our bank-financed operating lease obligations with traditional bank debt.
(c) See Note 7 to the Consolidated Financial Statements for more information.

         For purposes of calculating debt to book capital, we include all of the above, including the present value of operating leases, as well as the commercial commitments presented below as debt.
         Had the replacement bank facility referred to in (b) above been in place as of June 4, 2002 long-term financial obligations would have been as follows (in thousands):

                                          Payments Due In Fiscal
--------------------------------------------------------------------------------
                                              2004/        2006/       2008 and
                        Total      2003       2005         2007         Beyond
--------------------------------------------------------------------------------
Long-term debt,
  including current
  maturities        $  8,227    $   601     $  1,147     $  1,315     $   5,164
New term loan         70,424                  70,424
New revolving
  credit facility    138,796                              138,796
Other operating
  leases, net of
  sublease
  payments           210,143     23,440       45,683       40,479       100,541
--------------------------------------------------------------------------------
                    $427,590    $24,041     $117,254     $180,590     $ 105,705
================================================================================

See Note 12 to the Consolidated Financial Statements for more information.


Commercial Commitments (in thousands):

                                           Total at
                                         June 4, 2002
                                      --------------------
Letters of Credit                                 $ 7,507
Franchisee loan guarantees                         21,286
                                      --------------------
                                                 $ 28,793
                                      ====================

See Note 11 to the Consolidated Financial Statements for further discussion.

Borrowings and Credit Facilities
         During Fiscal 2001, we entered into a five-year $50.0 million Revolving Credit Facility with several banks. This facility, which replaced the $100.0 million credit facility then in place, includes a $10.0 million current credit line ("Swing Line") and a $15.0 million Letter of Credit sub-facility. Borrowings under the Revolving Credit Facility bear interest at various rate options to be chosen by the Company. At June 4, 2002, there were no borrowings outstanding under the agreement. At June 5, 2001, borrowings under the Revolving Credit Facility and the Swing Line were $8.0 million and $2.2 million, respectively.
         In addition to our revolving credit facility, we also have committed lines of credit. At June 4, 2002 and June 5, 2001, we had committed lines of credit amounting to $5.0 million and $12.5 million, respectively. We utilized our lines of credit to meet operational cash needs during Fiscal 2002 and 2001. Borrowings on these lines of credit were $0 and $12.5 million at June 4, 2002 and June 5, 2001, respectively.
         We also have entered into five interest rate swap agreements with notional amounts aggregating $125.0 million. These swap agreements fix the interest rate on an equivalent amount of our floating-rate obligations to rates ranging from 5.05% to 5.73%, plus applicable spreads ranging from 0.875% to 1.75%, for periods up through December 8, 2003 (See Note 7 to the Consolidated Financial Statements).
         Since Fiscal 1998, we have entered into bank-financed operating lease agreements totaling $235.0 million for the purpose of leasing new free-standing restaurants and the Maryville, Tennessee Restaurant Support Services Center. Under the terms of these lease agreements, an operating lease agreement has been entered into for each facility providing for an initial lease term of five years from the applicable agreement date with two five-year renewal options. The leases also provide for 85% residual value guarantees and include purchase options at the lessor's original cost of the properties. As of June 4, 2002, we have entered into leases for 118 restaurants (93 of which were open at June 4, 2002) and the Maryville, Tennessee Restaurant Support Services Center at an aggregated original funded cost to the lessor of approximately $209.2 million.
         On July 26, 2002, we refinanced the bank-financed operating lease agreements with traditional bank debt and, consequently, the assets and corresponding debt will be included in our Consolidated Balance Sheets in the future. Although the refinancing will be dilutive to earnings due to higher depreciation expense (the impact to dilutive earnings per share is expected to be $0.05 for Fiscal 2003), it will not affect our liquidity or cash flow. In Fiscal 2002 and 2001, rent expense for these operating leases was $10.1 million and $6.0 million, respectively. If these leases had been traditional bank debt during Fiscal 2002 and 2001, rent expense would have decreased and interest expense would have increased by essentially the same amounts. (See Note 12 to the Consolidated Financial Statements for more information regarding this refinancing). The interest rate swaps will continue to hedge our exposure to interest rate risk associated with the new traditional bank debt.
         During Fiscal 2003, we expect to fund operations, capital expansion, the repurchase of common stock, and the payment of dividends from operating cash flows, our revolving credit facility, and through operating leases.
         Total long-term debt including current maturities and short-term borrowings decreased a net $22.2 million in Fiscal 2002 due to cash provided by operating activities in excess of the amounts needed for investing activities.

Guarantee of Indebtedness of Others
         Since 1998, our franchisees have been offered a credit facility for which we provide a 50% guarantee. The current credit facility, which has been negotiated with various lenders, is a $48.0 million credit facility to assist franchise partners with operational cash flow requirements. RTI also has an arrangement with a different third party lender whereby we may choose, at our sole discretion, to partially guarantee (up to $10.0 million in total) specific loans for new restaurant development. Guarantees under this program are 30%. Should payments be required under this guaranty, RTI has certain rights to acquire the operating restaurants after the third party debt is paid. As of June 4, 2002, the amounts we guaranteed under these two programs were $20.4 million and $0.9 million, respectively (See Note 11 to the Consolidated Financial Statements).

Dividends
         During Fiscal 1997, our Board of Directors approved a dividend policy as an additional means of returning capital to RTI's shareholders. This policy calls for payment of semi-annual dividends of 2.25(cents) per share. In accordance with this policy, we paid dividends of $2.9 million in Fiscal 2002. The payment of a dividend in any particular future period and the actual amount thereof remain, however, at the discretion of the Board of Directors and no assurance can be given that dividends will be paid in the future.
         Additionally, our credit facilities contain certain limitations on the payment of dividends. See Note 6 to Consolidated Financial Statements for more information.

Critical Accounting Policies
         The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that may affect the reported financial condition and results of operations should actual results differ. We base our estimates on historical experience and other assumptions that we believe to be relevant in the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. We continually evaluate the information used to make these estimates as our business and the economic environment changes.
         We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity. Our significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements.

Allowance for Doubtful Notes
         The allowance for doubtful notes represents our best estimate of losses inherent in the notes receivable at the balance sheet date. The allowance for doubtful notes is increased by the amount of any gain not received in cash in transactions in which we sell restaurants to franchisees ("refranchising") or others, and reduced by receivables charged off. The adequacy of the allowance for doubtful notes is determined based on reviews and evaluations of specific notes and current economic conditions.

Interest Income on Notes Receivable
         We recognize interest income on notes receivable when earned which sometimes precedes collection. A number of our franchise notes allow for the deferral of interest during the first one to three years. It is our policy to cease accruing interest income and recognize interest on a cash basis when we determine that the collection of interest or principal is doubtful. Of the $5.8 million net interest income recognized in Fiscal 2002, $2.5 million has not yet been received because it contractually is not due.

Impairment of Long-Lived Assets
         We review underlying assets related to each restaurant for impairment when circumstances indicate the carrying amount may not be recoverable. Impairments are recognized when the sum of each restaurant's estimated undiscounted future cash flows are less than the book value of the restaurant. In order to determine the amount of an impairment loss, we review future cash flows (including those which would arise from salvage value). In the instance of a potential refranchising deal, the expected purchase price is used as the estimate of future cash flows. Impairment write-downs are determined accordingly.

Derivative Instruments
         We utilize interest rate swap agreements to manage interest rate exposure on floating-rate obligations. We do not use derivative instruments unless there is an underlying exposure and, therefore, we do not use derivative instruments for trading or speculative purposes. The evaluation of hedge effectiveness is subject to assumptions based on the terms and timing of the underlying exposures. All derivative instruments are recognized in our Consolidated Balance Sheets at fair value.

Equity Method Accounting
         We apply the equity method of accounting to 50%-owned franchisees. Accordingly, we recognize our pro rata share of the earnings of the franchisees in the Consolidated Statements of Income when reported by those franchisees.

Stock-Based Employee Compensation Plans
         We have elected to follow APB 25, "Accounting for Stock issued to Employees" and related Interpretations in accounting for employee stock options and adopted the disclosure-only provisions of SFAS 123 "Accounting for Stock-Based Compensation." We grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. Accordingly, no compensation expense is recognized for the stock option grants. Had we chosen to recognize compensation expense using the Black-Scholes option pricing model under the guidance of SFAS 123, diluted earnings per share would have been $0.10 and $0.07 per share lower for Fiscal 2002 and 2001, respectively.

Known Events, Uncertainties and Trends

Financial Strategy and Stock Repurchase Plan
         Our financial strategy is to utilize a prudent amount of debt, including operating leases, to minimize the weighted average cost of capital while allowing financial flexibility and the equivalent of an investment-grade bond rating. This strategy allows us to repurchase RTI common stock at times when cash flow exceeds capital expenditures and other funding requirements. During Fiscal 2002, we purchased 1.6 million shares of RTI common stock for a total purchase price of $35.3 million. The total number of remaining shares authorized to be repurchased, as of June 4, 2002, is 5.8 million. To the extent not funded with cash from operating activities, additional repurchases may be funded by borrowings on the credit facilities.

Refinancing of Bank-Financed Operating Lease Obligations
         On July 26, 2002, we refinanced all of our bank-financed operating lease obligations with traditional debt through our existing bank group. The new Revolving Credit and Term Loan Agreement (the "Agreement") consists of approximately $200.6 million revolving credit facility and approximately $70.4 million term loan. Terms of the Agreement are in many instances similar to those of the Revolving Credit Facility discussed in Note 6 to the Consolidated Financial Statements. The term loan matures on October 2, 2003. The revolving credit facility matures on October 10, 2005. See Note 12 to the Consolidated Financial Statements for more information.

Franchising and Development Agreements
         As of June 4, 2002, RTI held a 50% equity interest in five franchises. On July 9, 2002, we acquired an additional 49% equity interest in a sixth franchisee for $0.5 million. We believe we will acquire an additional 49% equity interest in three to five additional franchisees for $0.5 million each during Fiscal 2003. See "Special Note Regarding Forward-Looking Information."

Disclosures About Market Risk
         We manage our exposure to changes in short-term interest rates, particularly to reduce the impact on debt and floating-rate obligations, by entering into interest rate swap agreements. These agreements are with high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense (or rent expense when applicable to floating-rate lease obligations) is adjusted for the difference to be paid or received as interest rates change. During Fiscal 2002, our interest rate swaps required us to pay the banks $2.7 million, which we charged to rent expense because the fixed rates we paid were higher than current floating market rates. The effect of these swaps on interest expense was not significant.
         At June 4, 2002, a hypothetical 100 basis point increase in short-term interest rates would result in a reduction of approximately $0.8 million in annual pre-tax earnings. The estimated reduction is based upon the unhedged portion of our floating rate lease obligations and assumes no change in the composition of debt or floating rate lease obligations at June 4, 2002.
         In addition, a hypothetical 100 basis point increase in short-term rates, at June 4, 2002, would decrease the fair value of our interest rate swaps approximately $0.9 million at that date.

New Accounting Standards
         In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Among other changes, SFAS 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. SFAS 144 is effective for RTI on June 5, 2002. We do not expect the adoption of SFAS 144 to have a material impact on our Fiscal 2003 financial statements.
         In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Under SFAS 145, gains and losses on extinguishments of debt are to be classified as income or loss from continuing operations rather than extraordinary items. Adoption of this statement is required for fiscal years beginning after May 15, 2002. We do not expect the adoption of this statement to have a material impact on our financial condition or results of operations.
         In July 2002, the FASB issued Statement 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also establishes that fair value is the objective for initial measurement of the liability. Severance pay under SFAS 146, in many cases, would be recognized over time rather than up front. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We do not expect the adoption of this Statement to have a material impact on our financial condition or results of operations.

Impact of Inflation
         Historically, we have been able to recover inflationary cost increases of items such as food and beverages through increased menu prices coupled with more efficient purchasing practices and productivity improvements. Competitive pressures may limit our ability to completely recover such cost increases. Historically, the effect of inflation on our net income has not been materially adverse.

Management's Outlook
         We continue to strategically position the Company for growth through the continuing emphasis on our Ruby Tuesday brand and focus on our franchising and partnering programs. We will continue evolving our menu, which features fun-to-eat food, large portions, and wide variety, including a signature salad bar, burgers, ribs, fajitas, chicken, soups, and sandwiches. In Fiscal 2003, we will continue our focus on improving same-store sales, average unit volume increases, customer frequency, and check average through increased staffing levels and constant improvement of guest service, food quality, and appealing promotions. Also, we are committed to continued focus on quality and building the best teams through the use of our six-step interview process, "certified programs," "Team One" approach, staffing par systems, career pathway opportunities into management, and our WOW-U training facilities for managers. We strongly believe proper staffing, good teams, and low turnover are essential to the success of our business.
         We continue to identify potential restaurant managers to become partners. Approximately one-half of the Company's restaurant managers have a financial stake in the success of their restaurants as managing partners. Also, we currently have 24 domestic Ruby Tuesday franchise partners. In addition to operating existing restaurants, the franchise partners have committed to develop new restaurants in the partner's region over the next five to six years. The domestic franchising program provides us the opportunity to have restaurants operating outside our core growth markets. Internationally, we are continually developing relationships with existing and potential franchisees. Our expectation is that our domestic and international franchisees will open approximately 25 units in Fiscal 2003. Although there are no current plans for additional refranchising in Fiscal 2003, we continue to look for potential new franchisees in targeted areas in the United States and around the world. See "Special Note Regarding Forward-Looking Information."

Special Note Regarding Forward-Looking Information
         The foregoing section contains various "forward-looking statements," which represent the Company's expectations or beliefs concerning future events, including the following: future financial performance and restaurant growth (both Company-owned and franchised), future capital expenditures, future borrowings and repayment of debt, and payment of dividends. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements, including, without limitation, the following: consumer spending trends and habits; mall-traffic trends; increased competition in the casual dining restaurant market; weather conditions in the regions in which Company-owned and franchised restaurants are operated; consumers' acceptance of our development prototypes; laws and regulations affecting labor and employee benefit costs; costs and availability of food and beverage inventory; our ability to attract qualified managers, franchisees and team members; changes in the availability of capital; and general economic conditions.

SUMMARY OF OPERATIONS
(In thousands except per-share data)


                                                                         Fiscal Year
                                        2002             2001               2000              1999             1998

Revenues.........................   $  833,181        $  782,608         $  793,379        $  720,230        $  706,551
                                   ====================================================================================

Income before income taxes and
  cumulative effect of change in
  accounting principle...........   $   88,146 *      $   92,274         $   62,771 **    $   57,208        $   45,031

Provision for income taxes.......       29,870            33,035             26,231           20,694            15,951
                                   ------------------------------------------------------------------------------------

Income before cumulative
  effect of change in accounting
  principle......................       58,276            59,239             36,540           36,514            29,080

Cumulative effect of change
  in accounting principle........           58
                                   ------------------------------------------------------------------------------------

Net income.......................   $   58,218 *      $   59,239         $   36,540 **    $   36,514        $   29,080
                                   ====================================================================================
Earnings per share:
Basic............................   $     0.91 *      $     0.94         $     0.58 **    $     0.56        $     0.44
                                   ====================================================================================
Diluted..........................   $     0.88 *      $     0.91         $     0.57 **    $     0.54        $     0.42
                                   ====================================================================================

Weighted average common and
  common equivalent shares:
Basic............................       64,086            62,900             62,532           64,774            66,410
                                   ====================================================================================
Diluted..........................       65,912            65,088             64,576           67,528            69,140
                                   ====================================================================================


All fiscal years are composed of 52 weeks except for 1998 which is composed of 53 weeks.

Weighted average shares and all per-share data for years prior to a stock split have been restated from their original presentation to give effect to the 2-for-1 stock splits which occured in Fiscal 2000 and 1998.

Other financial data:
Total assets.....................   $  520,327        $  445,667         $  439,212       $  428,650        $  409,628
Long-term debt...................   $    7,626        $   15,212         $      636       $   76,767        $   65,895
Shareholders' equity.............   $  334,406        $  284,271         $  229,824       $  221,801        $  212,150
Cash dividends per share
  of common stock................    4.5 cents         4.5 cents          4.5 cents        4.5 cents        2.25 cents

* Includes a pre-tax charge of $28.9 million ($17.5 million after-tax) recorded on the loss on the Specialty Restaurant Group, LLC note receivable. Diluted earnings per share excluding this loss would have been $1.15.


** Includes a pre-tax charge of $10.0 million ($10.1 million after-tax) recorded in conjunction with the planned sale of the American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants. Diluted earnings per share excluding this loss would have been $0.72.

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per-share data)

                                                                 For the Fiscal Year Ended
                                                        June 4,          June 5,           June 4,
                                                         2002             2001              2000

Revenues:
 Restaurant sales and operating revenues.............. $819,097         $ 770,152        $ 785,124
 Franchise revenues...................................   14,084            12,456            8,255
                                                      -----------------------------------------------
                                                        833,181           782,608          793,379
                                                      -----------------------------------------------

Operating costs and expenses:
 Cost of merchandise..................................  220,556           213,064          214,136
 Payroll and related costs............................  268,395           248,078          251,463
 Other restaurant operating costs.....................  155,211           148,187          158,864
 Depreciation and amortization........................   33,895            34,380           41,855
 Loss on Specialty Restaurant Group, LLC note
    receivable........................................   28,856
 Loss on sale of American Cafe, L&N Seafood, and Tia's
    Tex-Mex restaurants to SRG........................                                      10,003
 Selling, general and administrative, net of
    support service fee income totaling
    $11,734 in 2002, $10,335 in 2001 and
    $6,007 in 2000....................................   44,824            50,284           52,872
 Equity in earnings of unconsolidated franchises......     (861)             (123)
 Interest (income)/expense, net of interest income
    totaling $6,959 in 2002, $6,501 in 2001 and
    $2,944 in 2000....................................   (5,841)           (3,536)           1,415
                                                      ------------------------------------------------
                                                        745,035           690,334          730,608
                                                      ------------------------------------------------
Income before income taxes and cumulative effect of
   change in accounting principle.....................   88,146            92,274           62,771
Provision for income taxes............................   29,870            33,035           26,231
                                                      ------------------------------------------------
Income before cumulative effect of change in
   accounting principle...............................   58,276            59,239           36,540
Cumulative effect of change in
    accounting principle..............................       58
                                                      ------------------------------------------------
Net income............................................ $ 58,218          $ 59,239         $ 36,540
                                                      ================================================

Earnings per share:
Basic................................................. $   0.91          $   0.94         $   0.58
                                                      ================================================
Diluted............................................... $   0.88          $   0.91         $   0.57
                                                      ================================================

Weighted average shares:
Basic.................................................   64,086            62,900           62,532
                                                      ================================================
Diluted...............................................   65,912            65,088           64,576
                                                      ================================================


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(In thousands)

                                                June 4,       June 5,
                                                 2002          2001
                                        ------------------------------
Assets:
Current assets:
Cash and short-term investments..              $32,699        $10,636
Accounts and notes receivable....               15,671          6,754
Inventories:
   Merchandise...................                6,940          6,661
   China, silver and supplies....                3,336          2,711
Income tax receivable............               15,050          7,671
Deferred income taxes............                4,248             64
Prepaid rent and other expenses..                7,690          7,726
Assets held for disposal.........                3,242         22,197
                                        ------------------------------
   Total current assets..........               88,876         64,420
                                        ------------------------------

Property and equipment - at cost:
   Land..........................               33,080         31,928
   Buildings.....................               83,479         71,760
   Improvements..................              205,817        180,440
   Restaurant equipment..........              144,272        120,112
   Other equipment...............               60,511         50,552
   Construction in progress......               28,754         17,545
                                        ------------------------------
                                               555,913        472,337
   Less accumulated depreciation
   and amortization..............              203,992        182,202
                                        ------------------------------
                                               351,921        290,135
                                        ------------------------------
Goodwill, net....................                7,845          7,845
                                        ------------------------------
Notes receivable, net............               35,655         56,881
                                        ------------------------------
Other assets.....................               36,030         26,386
                                        ------------------------------
Total assets.....................             $520,327       $445,667
                                        ==============================

Liabilities and Shareholders' Equity:
Current liabilities:
Accounts payable.................              $36,445        $27,910
Short-term borrowings............                              14,700
Accrued liabilities:
  Taxes, other than income
  taxes..........................                9,174          6,349
  Payroll and related costs......               21,233         18,670
  Insurance......................                5,793          4,221
  Rent and other.................               20,037         16,083
Current portion of long-term
  debt...........................                  601            500
                                        ------------------------------
     Total current liabilities...               93,283         88,433
                                        ------------------------------
Long-term debt...................                7,626         15,212
                                        ------------------------------
Deferred income taxes............               24,255          4,127
                                        ------------------------------
Deferred escalating minimum rent.                8,900          8,810
                                        ------------------------------
Other deferred liabilities.......               51,857         44,814
                                        ------------------------------
Shareholders' equity:
  Common stock, $0.01 par value;
    (authorized:  100,000 shares;
    issued: 2002 - 64,188 shares,
    2001 - 63,211 shares)........                  642            632
  Capital in excess of par value.               12,951         14,830
  Retained earnings..............              325,902        270,556
                                        ------------------------------
                                               339,495        286,018
  Deferred compensation liability
    payable in Company stock.....                4,766          4,248
  Company stock held by Deferred
    Compensation Plan............               (4,766)        (4,248)
  Accumulated other comprehensive
    loss.........................               (5,089)        (1,747)
                                        ------------------------------
                                               334,406        284,271
                                        ------------------------------
Total liabilities and shareholders'
equity...........................             $520,327       $445,667
                                        ==============================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (In thousands except per-share data)


                                                  Company Stock Held                                    Accumulated
                                                    by the Deferred  Capital in             Deferred      Other         Total
                            Common Stock Issued   Compensation Plan  Excess of   Retained Compensation Comprehensive Shareholders'
                            Shares      Amount    Shares     Amount  Par Value   Earnings   Liability      Loss         Equity
                           ---------------------------------------------------------------------------------------------------------
Balance, June 6, 1999.....  64,034        $640    (454)    $(2,887)  $ 3,729    $218,007    $2,887       $(575)       $221,801
 Net income...............                                                        36,540                                36,540
 Minimum pension liability
   adjustment, net of
   taxes of $22...........                                                                                 (34)            (34)
                                                                                                                       -------
 Comprehensive income.....                                                                                              36,506
 Shares issued under stock
   bonus and stock option
   plans..................   2,176          22                        15,066                                            15,088
 Cash dividends of 4.5 cents
   per common share.......                                                        (2,811)                               (2,811)
 Stock repurchases........  (4,491)        (45)                      (14,877)    (26,517)                              (41,439)
 Acceleration of vesting
   of stock options held
   by American Cafe,
   L&N Seafood, and
   Tia's Tex-Mex employees                                               679                                               679
 Changes in Deferred
   Compensation Plan...                            (62)       (620)                            620                           0
                           ---------------------------------------------------------------------------------------------------------
Balance, June 4, 2000....   61,719         617    (516)     (3,507)    4,597     225,219     3,507        (609)        229,824
 Net income..............                                                         59,239                                59,239
 Minimum pension liability
   adjustment, net of
   taxes of $736.........                                                                               (1,138)         (1,138)
                                                                                                                        -------
 Comprehensive income....                                                                                               58,101
 Shares issued under stock
   bonus and stock option
   plans..................   4,197          42                        35,753                                            35,795
 Cash dividends of 4.5 cents
   per common share.......                                                        (2,819)                               (2,819)
 Stock repurchases........  (2,705)        (27)                      (25,520)    (11,083)                              (36,630)
 Changes in Deferred
   Compensation Plan......                         (36)       (741)                            741                           0
                           --------------------------------------------------------------------------------------------------------
Balance, June 5, 2001.....  63,211         632    (552)     (4,248)   14,830     270,556     4,248      (1,747)        284,271
 Net income...............                                                        58,218                                58,218
 Minimum pension liability
   adjustment, net of
   taxes of $682..........                                                                              (1,055)         (1,055)
 Unrealized losses on
   derivatives:
     Cumulative effect of
      change in accounting
      principle, net of
      taxes of $663........                                                                             (1,032)         (1,032)
     Change in year-to-date
      market value, net of
      taxes of $1,878.....                                                                              (2,906)         (2,906)
     Losses reclassified
      into the Consolidated
      Statement of Income,
      net of taxes of
      $1,067..............                                                                               1,651           1,651
                                                                                                                      --------
  Comprehensive income....                                                                                              54,876
  Shares issued under stock
    bonus and stock option
    plans................... 2,584          26                        33,444                                            33,470
  Cash dividends of 4.5 cents
    per common share......                                                        (2,872)                               (2,872)
  Stock repurchases.......  (1,607)        (16)                      (35,323)                                          (35,339)
  Changes in Deferred
    Compensation Plan.....                         (15)       (518)                            518                           0
                           ---------------------------------------------------------------------------------------------------------

Balance, June 4, 2002.....  64,188        $642    (567)    $(4,766)  $12,951    $325,902    $4,766     $(5,089)       $334,406
                           =========================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                   For the Fiscal Year Ended
                                                June 4,     June 5,      June 4,
                                                 2002        2001         2000
                                             -----------------------------------
Operating activities:
 Net income.................................. $ 58,218    $  59,239    $ 36,540
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Loss on Specialty Restaurant
     Group, LLC note receivable..............   28,856
   Loss on sale of American Cafe, L&N Seafood
     and Tia's Tex-Mex restaurants to SRG....                            10,003
   Depreciation and amortization.............   33,895       34,380      41,855
   Amortization of intangibles...............       29          577         708
   Cumulative effect of change in accounting
     principle, net of tax...................       58
   Deferred income taxes.....................   16,150       10,175      (6,865)
   (Gain)/loss on impairment and disposition
     of assets...............................    5,581         (342)      3,090
   Gain on derivatives.......................      (15)
   Equity in earnings of unconsolidated
     franchises..............................     (861)        (123)
   Other.....................................      477          485         754
   Changes in operating assets and liabilities:
     Receivables.............................   (9,502)      (5,642)     (3,689)
     Inventories.............................   (1,327)      (1,826)       (820)
     Income tax receivable...................    4,192       (7,893)      2,766
     Prepaid and other assets................     (890)       1,745      (3,600)
     Accounts payable, accrued and
      other liabilities......................   11,279      (14,320)     22,252
                                             -----------------------------------
Net cash provided by operating activities...   146,140       76,455     102,994
                                             -----------------------------------

Investing activities:
  Purchases of property and equipment........ (110,755)     (62,045)    (94,264)
  Acquisition of restaurant properties
     from franschisee........................   (1,700)
  Acquisition of an additional 49% interest
     in unconsolidated franchises............   (2,000)        (500)
  Proceeds from disposal of assets...........    2,665       32,315       5,945
  Proceeds from sale of restaurant properties
      to franchisees.........................   20,695        7,352      37,972
  Other, net.................................   (4,553)      (1,507)     (3,251)
                                             -----------------------------------
 Net cash used by investing activities.......  (95,648)     (24,385)    (53,598)
                                             -----------------------------------

Financing activities:
  Net change in short-term borrowings........  (14,700)      11,300      (5,312)
  Proceeds from long-term debt...............   11,000       24,000       9,000
  Principal payments on long-term debt.......  (19,511)     (82,749)    (22,131)
  Proceeds from issuance of stock,
      including treasury stock...............   32,993       35,310      14,334
  Stock repurchases, net of changes in the
      Deferred Compensation Plan.............  (35,339)     (36,630)    (41,439)
  Dividends paid.............................   (2,872)      (2,819)     (2,811)
                                             -----------------------------------
 Net cash used by financing activities.......  (28,429)     (51,588)    (48,359)
                                             -----------------------------------

Increase in cash and short-term investments..   22,063          482       1,037
Cash and short-term investments:
 Beginning of period.........................   10,636       10,154       9,117
                                             -----------------------------------
 End of period............................... $ 32,699     $ 10,636    $ 10,154
                                             ===================================
Supplemental disclosure of cash flow
  information-
  Cash paid for:
  Interest (net amount of capitalized)....... $  1,267     $  4,008    $  3,757
  Income taxes, net.......................... $  8,756     $ 15,899    $ 26,087

Significant non-cash investing and financing
  activity-
  Promissory note received from sale of
  American Cafe, L&N Seafood, and Tia's
  Tex-Mex Restaurants........................              $ 28,753

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies
Basis of Presentation
         Ruby Tuesday, Inc. including its wholly-owned subsidiaries (the "Company," "RTI," "we") develops, franchises, and operates casual dining restaurants in the United States, Puerto Rico, and six other countries under the Ruby Tuesday(R) brand. At June 4, 2002, we owned and operated 397 restaurants concentrated primarily in the Northeast, Southeast, Mid-Atlantic and Midwest. As of year-end, there were 183 domestic franchise units located in nineteen states outside the Company's core markets (primarily Florida, the Northeast and Western United States) and sixteen international Ruby Tuesday franchise units located in the Asia Pacific Region, India, Puerto Rico, Iceland, and Central and South America.

Fiscal Year
         Our fiscal year ends on the first Tuesday following May 30. Prior to Fiscal 2001, the Company's fiscal year ended on the first Sunday following May
30. The change in fiscal year end resulted in the addition of two days in the fourth quarter of Fiscal 2001, but did not significantly impact net income.

Cash and Short-Term Investments
         Our cash management program provides for the investment of excess cash balances in short-term money market instruments. Short-term investments are stated at cost, which approximates market value. We consider amounts receivable from credit card companies and marketable securities with a maturity of three months or less when purchased to be short-term investments.

Inventories
         Inventories consist of food supplies, china and silver and are stated at the lower of cost (first-in, first-out) or market.

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

Intangible Assets
         We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") as of the beginning of Fiscal 2002. This statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. RTI currently has unamortized goodwill remaining from our acquisition of the Ruby Tuesday concept in 1982 in the amount of $7.8 million. A negligible amount of amortization expense has been recorded during the year, which represents the amortization of trade and service marks as required under SFAS 142. For each of the next five years, amortization expense relating to identified intangibles is expected to be negligible. We amortize trade and service marks on a straight-line basis over the life of the trade and service marks, typically ten years.

         Information regarding RTI's goodwill and other intangible assets as of the date of adoption of SFAS 142 is as follows (in thousands):

                                       June 6, 2001
---------------------------------------------------------------
                                  Gross            Accumulated
                             Carrying Amount      Amortization
Goodwill                             $14,669            $6,824
Trademarks                               402                68
---------------------------------------------------------------
Total                                $15,071            $6,892
===============================================================

         If the non-amortization provisions of SFAS 142 had been effective for all years presented, reported results of operations for Fiscal 2001 and 2000 would have been as follows (in thousands, except per-share data):

                                                     2001
--------------------------------------------------------------------------------
                                   Net              Basic            Diluted
                                  Income             EPS               EPS
--------------------------------------------------------------------------------
As reported                      $59,239            $0.94            $0.91
Add back after-tax
    amortization of Goodwill         340             0.01             0.01
--------------------------------------------------------------------------------
As adjusted                      $59,579            $0.95            $0.92
================================================================================


                                                     2000
--------------------------------------------------------------------------------
                                   Net              Basic            Diluted
                                  Income             EPS               EPS
--------------------------------------------------------------------------------
As reported                      $36,540            $0.58            $0.57
Add back after-tax
    amortization of Goodwill         411             0.01             0.00
--------------------------------------------------------------------------------
As adjusted                      $36,951            $0.59            $0.57
================================================================================

Marketing Costs
         We expense marketing costs as incurred. Marketing expense totaled $2.5 million, $3.9 million, and $4.6 million for Fiscal 2002, 2001, and 2000, respectively. In accordance with Emerging Issues Task Force No. 00-14, "Accounting for Certain Sales Incentives," we have reclassified coupon redemption expenses against revenues beginning in Fiscal 2002. Similar expenses in prior years have been similarly reclassified. Coupon redemptions for Fiscal 2002, 2001, and 2000 were $3.1 million, $7.2 million, and $3.6 million, respectively.

Fair Value of Financial Instruments
         Our financial instruments at June 4, 2002 and June 5, 2001 consisted of cash and short-term investments, Deferred Compensation Plan investments, notes receivable, short-term borrowings, long-term debt and interest rate swap agreements. The fair value of these financial instruments approximated the carrying amounts reported in the Consolidated Balance Sheets with the exception of Company common stock held by the Deferred Compensation Plan, which is included in shareholders' equity at cost. Estimates of the fair value of the financial instruments are based upon current market conditions, quoted market prices, and present values of future cash flows.

Derivative Instruments
         We adopted Statement of Financial Accounting Standards No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 133"), effective June 6, 2001. SFAS 133 requires recognition of all derivatives as either assets or liabilities on the balance sheet measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. Because our interest rate swaps are designed and qualify as cash flow hedges, the effective portion of the gains or losses on the swaps are reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Any ineffective portion of the gains or losses on the derivative instruments is recorded in results of operations immediately. Adoption of this new accounting standard resulted in a cumulative effect charge, net of tax, totaling $0.1 million to expense and $1.0 million to other comprehensive income.
       We utilize interest rate swap agreements to manage interest rate exposure on our floating-rate obligations. At June 4, 2002, we had five interest rate swaps with notional amounts aggregating $125.0 million. These swaps have been designated as cash flow hedges and effectively fix the interest rate on an equivalent amount of our floating-rate lease obligations. The amount of the hedges' ineffectiveness included in other operating restaurant costs was negligible for the Fiscal year ended June 4, 2002.

Franchise Revenues
         Franchise development and license fees received are recognized when we have substantially performed all material services and the restaurant has opened for business. Franchise royalties (generally 4% of monthly sales) are recognized as franchise revenue on the accrual basis.

Interest Income on Notes Receivable
         We recognize interest income on notes receivable when earned which sometimes precedes collection. A number of our franchise notes allow for the deferral of interest during the first one to three years. It is our policy to cease accruing interest income and recognize interest on a cash basis when we determine that the collection of interest or principal is doubtful.

Refranchising Gains (Losses)
         Refranchising gains (losses), included in other restaurant operating costs, include gains or losses on sales of restaurants to franchise partners. All direct costs associated with refranchising are included in the calculation of the gain or loss. Upon making the decision to sell a restaurant to a franchise partner, the restaurant is reclassified to assets held for disposal at the lower of book value or fair market value and any anticipated loss is immediately recognized. When the sale occurs, any loss not previously recognized is recorded concurrently with the sale. We record an allowance for doubtful notes for any gain up to the full amount of the note received in conjunction with the transaction. Gains in excess of the notes are recognized currently.

Allowance for Doubtful Notes
         The allowance for doubtful notes represents our best estimate of losses inherent in the notes receivable at the balance sheet date. The allowance for doubtful notes is increased by the amount of any gain not received in cash in refranchising transactions, and reduced by receivables charged off. The adequacy of the allowance for doubtful notes is determined based on reviews and evaluations of specific notes and current economic conditions.

Equity Method Accounting
         We apply the equity method of accounting to 50%-owned franchisees. Accordingly, we recognize our pro rata share of the earnings of the franchisees in the Consolidated Statements of Income when reported by those franchisees.

Earnings Per Share
         Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during each period presented. Diluted earnings per share gives effect to options outstanding during the applicable periods. The effect of stock options increased the diluted weighted average shares outstanding by 1,826,000, 2,188,000, and 2,044,000 for Fiscal 2002, 2001, and 2000, respectively.

Stock-Based Employee Compensation Plans
         We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). We grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. Accordingly, no compensation expense is recognized for the stock option grants. See Note 10 to the Consolidated Financial Statements for a presentation of net income and earnings per share as they would have been reported if we had adopted SFAS 123 for all periods presented.

Impairment of Long-Lived Assets
         We review underlying assets related to each restaurant for impairment when circumstances indicate the carrying amount may not be recoverable. Impairments are recognized when the sum of each restaurant's estimated undiscounted future cash flows are less than the book value of the restaurant. In order to determine the amount of an impairment loss, we review future cash flows (including those which would arise from salvage value). In the instance of a potential refranchising deal, the expected purchase price is used as the estimate of future cash flows. Impairment write-downs are determined accordingly.
         In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which replaces Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." Among other changes, SFAS 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. SFAS 144 is effective for RTI on June 5, 2002. We do not expect the adoption of SFAS 144 to have a material impact on our Fiscal 2003 financial statements.

Comprehensive Income
         Comprehensive income includes net income adjusted for certain revenues, expenses, gains and losses that are excluded from net income in accordance with accounting principles generally accepted in the United States of America, such as adjustments to the minimum pension liability and the interest rate swaps. Comprehensive income is shown as a separate component in the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

Segment Reporting
         Operating segments are components of an enterprise about which separate financial information is available that is reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We aggregate similar operating segments into a single operating segment if the businesses are considered similar under the criteria of accounting principles generally accepted in the United States of America. We consider our restaurant and franchising operations as similar and have aggregated them.

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

2. Franchise Programs
         RTI's domestic franchise program currently includes 24 franchise partners and one traditional franchisee. Since 1997, we have sold 123 Ruby Tuesday restaurants to our franchise partners. These restaurants are now operating as franchised Ruby Tuesday restaurants under various franchising agreements. During Fiscal 2002 and 2001, we sold 20 and six restaurants, respectively, to franchise partners for a collective sales price of $32.2 million and $9.2 million, respectively. Of these amounts, we received $20.7 million and $7.4 million, respectively, in cash. The remaining amounts were received as promissory notes bearing interest at 10.0%. The notes have varying due dates through Fiscal 2013. See Note 5 to the Consolidated Financial Statements for more information on our notes receivable. The sales of these restaurants resulted in a pre-tax loss of $0.4 million in 2002 and a pre-tax gain of $1.7 million in 2001. These amounts are included in other restaurant operating costs and expenses.
         We enter into development agreements with our franchise partners which call for them to open varying numbers of Ruby Tuesday restaurants during the five to six years following the agreement dates. During Fiscal 2002 and 2001, 19 and 21 Ruby Tuesday franchise restaurants were opened, respectively, by franchisees pursuant to development agreements. In conjunction with these openings, we recognized development and licensing fee income totaling $0.8 million and $0.9 million in Fiscal 2002 and 2001, respectively. We have deferred development and licensing fees associated with all domestic franchisees totaling $2.1 million and $2.0 million as of June 4, 2002 and June 5, 2001, respectively.
         As discussed in Note 11 to the Consolidated Financial Statements, RTI also sponsors and serves as partial guarantor for a revolving line-of-credit facility to assist franchise partners with working capital and operational cash flow requirements. RTI also has an arrangement with a third party lender whereby we may choose, at our sole discretion, to partially guarantee (up to $10.0 million in total) specific loans for new restaurant development.
         On October 10, 2001, RTI acquired three restaurants in Massachusetts from an existing franchise partner for a cash price of $1.7 million.
         On January 3, 2002, the 99% owner of our Denver franchise resigned from his employment with the franchise and agreed to enter into an agreement pursuant to which his 99% ownership interest in RT Denver Franchise, LP ("RT Denver") was transferred to a new individual. In conjunction with this transfer, RTI forgave $6.0 million of the note receivable due from RT Denver. See Note 5 to the Consolidated Financial Statements for more information regarding all of our notes receivable and the offsetting allowance for doubtful notes.
         As part of the transfer, RTI agreed to acquire one of the RT Denver restaurants and the debt associated with the restaurant. The restaurant was closed and recorded at fair market value.
         Also, during Fiscal 2002, we acquired an additional 49% equity interest in four franchisees for $0.5 million each, pursuant to the terms of the applicable Limited Partnership Agreements or Limited Liability Company Operating Agreements, bringing the Company's equity interests in each of those franchisees to 50%. RTI previously had acquired an additional 49% equity interest in another franchisee in Fiscal 2001, bringing the Company's equity interest in that franchisee to 50%. The Company accounts for its five 50% investments in franchisees under the equity method. Such amounts are shown as equity in earnings of unconsolidated franchises in the Consolidated Statements of Income.
         In addition to our domestic franchise program, we also have an international franchise program. International franchisees opened five Ruby Tuesday restaurants in Fiscal 2002 and three in Fiscal 2001 pursuant to development agreements. These openings resulted in the recognition of development and licensing fees of $0.7 million in Fiscal 2002 and $0.8 million in Fiscal 2001. We have deferred development and licensing fees totaling $0.9 million and $1.0 million at June 4, 2002 and June 5, 2001, respectively. These fees will be recognized as income as restaurants are opened in accordance with the various development agreements.

3. Sale of American Cafe, L&N Seafood, and Tia's Tex-Mex Restaurants
         On November 20, 2000, we completed the sale of all of our American Cafe, L&N Seafood, and Tia's Tex-Mex restaurants to Specialty Restaurant Group, LLC ("SRG"), a limited liability company owned by the former President/Partner of our American Cafe, L&N Seafood, and Tia's Tex-Mex concepts and certain members of his management team. The 69 restaurants sold to SRG had revenues of $49.9 million and operating losses of $1.1 million for the twenty-four weeks ended November 20, 2000 and revenues of $107.6 million and operating losses of $2.3 million for Fiscal 2000. For these restaurants we received (i) $30.0 million in cash, (ii) a promissory note payable by SRG to us in the original principal amount of $28.8 million (the "SRG Note"), (iii) an option for us to acquire a 33% membership interest in SRG during the five-year period following November 20, 2000 at varying amounts, (iv) a nonsolicitation agreement for the period during which the note is outstanding and two full years thereafter, and
(v) the right to use certain trade and service marks and offer related franchises outside of the U.S. We recorded a $10.0 million loss in Fiscal 2000 on the planned sale. The SRG Note has a term of 10 years, the first three of which SRG pays interest only at a rate of 10% per annum, and is secured by a pledge of all of the outstanding membership interests of SRG.
         During Fiscal 2002, we wrote off the SRG Note. See Note 5 to the Consolidated Financial Statements for more information.

4. Impairment of Long-Lived Assets
         On a quarterly basis, we review the recorded value of our restaurants and other long-lived assets to determine if the future cash flows to be derived from those assets will be sufficient to recover the remaining net book value. Restaurants in particular are reviewed for negative cash flows because we believe that restaurants with recurring negative cash flows might be impaired based upon weak operating performance. Based upon our reviews in Fiscal 2002, 2001, and 2000, we recorded restaurant impairments of $3.5 million, $0.9 million, and $6.3 million, respectively. The impairment charge in Fiscal 2002 included losses for twelve restaurants, nine of which closed prior to June 4, 2002, one of which closed in June, 2002 and two of which remain open. In addition to restaurant unit impairments, we recorded a $1.1 million impairment charge in Fiscal 2002 for the abandonment of information technology software which had been developed to produce more automated unit, region and division level management reports. Instead, we are currently developing replacement software to produce these same and further reports which will be more compatible with our current systems. The charges for Fiscal 2000 included $4.0 million for five underperforming Ruby Tuesday restaurants in the state of Texas, which were subsequently sold or closed. In addition to the restaurant impairments, Fiscal 2000's Consolidated Statement of Income also included a $2.8 million impairment charge for other abandoned software and systems which had been intended to assist unit managers in administration, food cost management, payroll and other functions.
         The impairment charges discussed above are included as a component of other restaurant operating costs in the Consolidated Statements of Income and are included with gain/loss on impairments and disposition of assets in the Consolidated Statements of Cash Flows.

5. Notes Receivable
Notes receivable consists of the following:

                                                    (In thousands)
                                                      Fiscal Year
                                                2002              2001
------------------------------------------------------------------------

Notes receivable from franchisees             $56,680           $47,882
Acquistion notes receivable from
   Specialty Restaurant Group, LLC                               28,856
Other                                             733               177
------------------------------------------------------------------------
                                               57,413            76,915
Less current maturities (included
   in accounts and notes receivable)            2,277               305
------------------------------------------------------------------------
                                               55,136            76,610
Less allowance for doubtful notes              19,481            19,729
------------------------------------------------------------------------
                                              $35,655           $56,881
========================================================================

         Notes receivable from franchisees generally arise when Company-owned restaurants are sold to franchise partners ("refranchising"). All but three notes accrue interest at 10.0% per annum, and generally allow for deferral of interest during the first one to three years and interest only payments for up to six years from the inception of the note. The other three notes accrue interest at 8.0%, 9.25%, and 15.6%. As of June 4, 2002, all but five of the franchisees were making interest and/or principal payments on a monthly basis in accordance with the terms of the promissory notes. Under the terms of the promissory notes, interest payments for the five franchisees who are not currently required to make interest payments have been added to the note balances and are expected to begin making interest payments between March 28, 2003 and January 5, 2004. Because we fully expect to collect the interest when due, we booked $1.9 million of interest in Fiscal 2002 on these five notes. It is our policy to cease accruing interest income and recognize interest on a cash basis when we determine that the collection of interest or principal is doubtful.

         As discussed in Note 3 to the Consolidated Financial Statements, the SRG Note resulted from the November 20, 2000 sale of restaurant units. The SRG Note bears interest at 10.00% with principal payments scheduled to begin in Fiscal 2004. During Fiscal 2002, we wrote off the SRG Note due to a number of factors all relating to SRG's declining operating performance including a decrease in sales and resulting cash flows. The decrease in cash flow led SRG to be delinquent on interest and support service fee payments due to us. Due to its reduced operating performance, SRG reported debt covenant violations to its senior lender for its fiscal year ended January 1, 2002. On April 26, 2002, we received notification from the senior lender that note payments due to us were to be halted as a result of SRG's covenant defaults. Prior to receipt of this notification, SRG had made seven monthly interest payments to us during Fiscal 2002. Due to concerns about SRG's declining performance, we ceased recognizing interest income from the SRG Note during our third quarter of Fiscal 2002 and recognized a loss on the SRG Note of $28.9 million, which included $0.1 million in accrued interest.

        The allowance for doubtful notes represents our best estimate of losses inherent in the notes receivable at the balance sheet date. We increased the allowance for doubtful notes in Fiscal 2002 by adding $5.2 million for refranchising situations in which gains were not received in cash and $29.4 million primarily for SRG. Offsetting these additions were charge-offs related to the SRG Note as discussed above, and $6.0 million of debt due from the Denver franchise, as a result of restructuring debt concurrent with a change in franchise partner. See Note 2 to the Consolidated Financial Statements for more information.

Scheduled repayments of notes receivable at June 4, 2002 are as follows:

                                                          (In thousands)
2003                                                            $ 2,277
2004                                                              1,269
2005                                                              2,556
2006                                                              3,773
2007                                                              6,158
Subsequent years                                                 41,380
------------------------------------------------------------------------
Total                                                           $57,413
========================================================================

6. Long-Term Debt
Long-term debt consists of the following:

                                                (In thousands)
                                                 Fiscal Year
                                           2002              2001
---------------------------------------------------------------------
Revolving credit facility                 $         0    $     8,000

Term notes payable to
     CNL Financial I, Inc.                      7,735          7,078
     Other long-term debt                         492            634
---------------------------------------------------------------------
                                                8,227         15,712
Less current maturities                           601            500
---------------------------------------------------------------------
                                          $     7,626  $      15,212
=====================================================================

Annual maturities of long-term debt at June 4, 2002 are as follows:
                                                        (In thousands)
2003                                                              $ 601
2004                                                                570
2005                                                                577
2006                                                                629
2007                                                                686
Subsequent years                                                  5,164
-----------------------------------------------------------------------
Total                                                            $8,227
=======================================================================

         During Fiscal 2001, RTI entered into a five-year $50.0 million Revolving Credit Facility with several banks. This facility includes a $10.0 million current credit line ("Swing Line") and a $15.0 million Letter of Credit sub-facility. Under the Revolving Credit Facility, the interest rates charged on borrowings can vary depending on the interest rate option we choose to utilize. Our options for the rate can either be the Base Rate or LIBOR plus an applicable margin. The Base Rate is defined to be the higher of the issuing bank's prime lending rate or the Federal Funds rate plus 0.5%. Our other choice is to select the LIBOR rate plus the Applicable Margin, which is a percentage ranging from 0.875% to 1.75%. The Applicable Margin percent is based on a bank-defined financial ratio computed quarterly. We pay commitment fees quarterly ranging from 0.15% to 0.375% on the unused portion of the Revolving Credit Facility. At June 4, 2002, we had no borrowings outstanding under the Revolving Credit Facility.
         The Revolving Credit Facility contains restrictions on obtaining additional debt, the payment of dividends and has certain covenants regarding funded debt, net worth, and fixed charge coverage. At June 4, 2002, we were in compliance with all such covenants.
         When we acquired RT Southwest Franchise LLC in Fiscal 2001, we recorded a term note payable to CNL Financial I, Inc. ("CNL") totaling $7.1 million, at a fixed rate of interest approximating 8.64%, which is secured by the related Arizona restaurants. In Fiscal 2002, we recorded another 8.64% fixed rate term note payable to CNL. This note, which had a remaining balance of $1.0 million, related to our purchase of one unit from the Denver franchise as part of the transfer of ownership. See Note 2 to the Consolidated Financial Statements for more information.
         In addition, at June 4, 2002, we had a committed line of credit amounting to $5.0 million with one bank, which is subject to periodic review. As previously mentioned, our $50.0 million Revolving Credit Facility includes a $10.0 million Swing Line. We used these lines of credit to meet operational cash needs during Fiscal 2002 and 2001. As of June 4, 2002, we had no borrowings on either the Revolving Line of Credit or the Swing Line. We had borrowings of $14.7 million with an associated interest rate of 4.87% on the Revolving Line of Credit and the Swing Line as of June 5, 2001.
         We capitalized interest expense related to the financing of additions to property and equipment not yet placed in service totaling $0.4 million in both Fiscal 2002 and 2001.
         See Note 12 to the Consolidated Financial Statements regarding the refinance of our bank-financed (also called "synthetic") operating lease obligations.

7. Leases
         Many of our restaurants are located on leased properties. The initial terms of these leases expire at various dates over the next 20 years. These leases may also contain required increases in rent at varying times during the lease term and have options to extend the terms of the leases at a rate that is included in the original lease agreement. Most of our leases require the payment of additional (contingent) rent that is based upon restaurant sales above agreed upon sales levels for the year. These sales levels vary for each restaurant and are established in the lease agreements.
         Since Fiscal 1998, we have entered into bank-financed operating lease obligations totaling $235.0 million for the purpose of leasing new free-standing restaurants and the Maryville, Tennessee Restaurant Support Services Center. These lease agreements provide for an initial lease term of five years from the agreement date with two five-year renewal options. Each lease also provides for an 85% residual value guarantee and includes a purchase option at the original cost of the property. As of June 4, 2002, we have entered into leases for 118 restaurants (93 of which were open at June 4, 2002) and the Maryville, Tennessee Restaurant Support Services Center at a total original funded cost to the lessor of approximately $179.4 million for open restaurants and $29.8 million for restaurants under development. The leases under these lease agreements have been considered operating leases and as such are excluded from long-term debt on the balance sheet.
         See Note 12 to the Consolidated Financial Statements regarding the refinancing of our bank-financed operating lease obligations.
         The following is a schedule by year of future minimum lease payments required under operating leases other than bank-financed operating lease obligations that have initial or remaining noncancelable lease terms in excess of one year as of June 4, 2002. See Note 12 to the Consolidated Financial Statements for more information.

                                                        (In thousands)
------------------------------------------------------------------------
2003                                                            $41,037
2004                                                             40,022
2005                                                             37,664
2006                                                             34,667
2007                                                             31,877
Subsequent years                                                150,285
------------------------------------------------------------------------
Total minimum lease payments                                   $335,552
========================================================================

         During the last several years we sold various restaurants to franchise partners and SRG. Many of the restaurants were leased units, which we then sub-leased to the franchise partner or SRG. The following schedule shows the future minimum sub-lease payments to be received from the franchise partners, SRG and others for the next five years and thereafter under noncancelable sub-lease agreements.

                                                        (In thousands)
------------------------------------------------------------------------
2003                                                            $17,597
2004                                                             16,741
2005                                                             15,262
2006                                                             13,726
2007                                                             12,339
Subsequent years                                                 49,744
------------------------------------------------------------------------
Total minimum lease payments                                   $125,409
========================================================================

The following table summarizes our minimum and contingent rent expense under our operating leases:

                                               (In thousands)
                                  2002              2001             2000
---------------------------------------------------------------------------
Minimum rent                    $34,268           $34,912          $36,806
Contingent rent                   3,601             2,613            4,307
---------------------------------------------------------------------------
Total minimum lease payments    $37,869           $37,525          $41,113
===========================================================================

         RTI has five interest rate swap agreements totaling $125.0 million. These swap agreements fix the interest rate on $125.0 million of our debt and floating-rate lease obligations to rates ranging from 5.05% to 5.73%, plus applicable margin ranging from 0.875% to 1.75%, for periods up through December 8, 2003. A summary of these swaps is presented in the table below.

Notional Amount                Fixed           Variable         Maturity
(in millions)                Rate (Pay)      Rate (Receive)        Date
1.$25.0                         5.35%           3 Month          01/15/03
                                                 LIBOR
2.$25.0                         5.73%           3 Month          05/06/03
                                                 LIBOR
3.$25.0                         5.23%           3 Month          11/17/03
                                                 LIBOR
4.$25.0                         5.05%           3 Month          12/08/03
                                                 LIBOR
5.$25.0                         5.35%           3 Month          01/16/03
                                                 LIBOR

         At June 4, 2002, based on interest rates then in effect, the Company had a deferred loss, net of tax, associated with cash flow hedges of $2.3 million. Due to the expected continuation of lower interest rates, the Company estimates that a significant portion of this deferred loss will be reclassified from other comprehensive income to rent or interest expense in the upcoming year. These losses result from LIBOR interest rates which have declined below those of calendar 1998, the year in which the Company entered into its interest rate swaps. Floating rates on the restaurants operated under $125.0 million of bank-financed operating lease obligations have been fixed through various dates in calendar 2003.


8. Income Taxes
Income tax expense includes the following components:

                                                (In thousands)
                                   2002              2001           2000
---------------------------------------------------------------------------
Current:
Federal                         $ 15,363           $21,726         $28,987
State                             (1,643)            1,134           4,109
---------------------------------------------------------------------------
                                  13,720            22,860          33,096
Deferred:
Federal                           13,579             8,511          (5,372)
State                              2,571             1,664          (1,493)
---------------------------------------------------------------------------
                                  16,150            10,175          (6,865)
---------------------------------------------------------------------------
                                 $29,870           $33,035         $26,231
===========================================================================

         Taxes payable were reduced by $13.1 million, $14.2 million, and $3.7 million in 2002, 2001, and 2000, respectively, as a result of the deductions taken on our federal and state returns when employees exercised stock options.

Deferred tax assets and liabilities are comprised of the following:

                                                    (In thousands)
                                                2002              2001
------------------------------------------------------------------------
Deferred tax assets:
   Employee benefits                          $13,884           $13,209
   Allowance for doubtful notes                 7,648             7,746
   Insurance reserves                           4,955             4,292
   Escalating minimum rents                     3,494             3,459
   Closed unit and asset impairment
     reserves                                   2,959             3,033
   Deferred development fees                    1,156             1,179
   Interest rate swaps                          1,510
   Other                                        1,592             1,899
------------------------------------------------------------------------
Total deferred tax assets                      37,198            34,817
------------------------------------------------------------------------


Deferred tax liabilities:
   Depreciation                                51,961            34,228
   Prepaid deductions                           2,225             1,619
   Other                                        3,019             3,033
------------------------------------------------------------------------
Total deferred tax liabilities                 57,205            38,880
------------------------------------------------------------------------
Net deferred tax liability                    $20,007            $4,063
========================================================================

     We believe it is more likely than not the future tax deductions attributable to our deferred tax assets will be realized and therefore no valuation allowance has been provided.
     A reconciliation from the statutory federal income tax expense to the reported income tax expense is as follows:

                                                     (In thousands)
                                       2002              2001             2000
--------------------------------------------------------------------------------

Statutory federal income taxes       $30,851           $32,296          $21,970
State income taxes, net of federal
   income tax benefit                    603             1,819            1,690

Tax credits                           (2,000)           (1,769)          (1,907)

Write-off of Tia's Tex-Mex goodwill                        558            2,985
Other, net                               416               131            1,493
--------------------------------------------------------------------------------
                                     $29,870           $33,035          $26,231
================================================================================

9. Employee Benefit Plans
Salary Deferral Plan
         RTI offers our employees a 401(k) plan called the Ruby Tuesday, Inc. Salary Deferral Plan. We make matching contributions to the Plan based on each eligible employee's pre-tax contribution and years of service. We match 20% of the employee's pre-tax contribution after three years of service, 30% after ten years of service and 40% after 20 years of service. Our expense related to the Plan approximated $0.3 million for Fiscal 2002 and $0.2 million for each of Fiscal 2001 and 2000.

Deferred Compensation Plan
         RTI offers the Ruby Tuesday, Inc. Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan with a few exceptions, most notably that the Plan allows up to 100% deferral of annual earnings (net of withholdings). Our expenses under the Plan approximated $0.3 million for Fiscal 2002 and $0.2 million for Fiscal 2001 and 2000. Assets earmarked to pay benefits under the Plan are held by a rabbi trust. Assets and liabilities of a rabbi trust must be accounted for as if they are company assets or liabilities, therefore, all earnings and expenses are recorded in our financial statements. The Plan's assets and liabilities, which approximated $20.4 million and $17.5 million in Fiscal 2002 and 2001, respectively, are included in other assets and other liabilities in the Consolidated Balance Sheets, except for the investment in RTI common stock and the related liability payable in RTI common stock which are reflected in Shareholders' Equity in the Consolidated Balance Sheets.

Retirement Plan
         RTI, along with Morrison Fresh Cooking, Inc. (which was subsequently purchased by Piccadilly Cafeterias,Inc.) and Morrison Management
Specialists, Inc. (which was subsequently purchased by Compass Group, PLC), sponsors the Morrison Restaurants, Inc. Retirement Plan. Effective
December 31, 1987, the Plan was amended so that no additional benefits will accrue and no new participants will enter the Plan after that date. Participants receive benefits based upon salary and length of service. Certain responsibilities involving the administration of the Plan are jointly shared by each of the three companies. No contribution was made to the Plan in Fiscal 2002, 2001, or 2000.

Executive Supplemental Pension Plan and Management Retirement Plan
         Under these unfunded defined benefit pension plans, eligible employees earn supplemental retirement income based upon salary and length of service, reduced by social security benefits and amounts otherwise receivable under other specified Company retirement plans. Effective June 1, 2001, the Management Retirement Plan was amended so that no additional benefits will accrue and no new participants will enter the Plan after that date. The cost of the curtailment was $0.6 million in Fiscal 2001.
         To provide a source for the payment of benefits under these Plans, we own whole-life insurance contracts on some of the participants. The cash value of these policies net of policy loans was $11.0 million and $9.1 million at June 4, 2002 and June 5, 2001, respectively. We maintain a rabbi trust to hold the policies and death benefits as they are received. During Fiscal 2000, we received 147,200 shares of common stock from an insurance company which provides a majority of the whole-life policies as a result of the insurance company's demutualization. In accordance with this receipt, we recognized income of $1.7 million.
         The following table details the reconciliation of the benefit obligations and fair value of plan assets in addition to the components of pension expense, the funded status and amounts recognized in our Consolidated Financial Statements for the Management Retirement Plan, the Executive Supplemental Pension Plan, and the Retirement Plan.

                                                   Pension Benefits
                                                    (In thousands)
                                       2002              2001             2000
--------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation at
beginning of year                    $19,320          $ 20,802         $ 20,002
Service cost                             159               221              170
Interest cost                          1,442             1,615            1,472
Plan amendments/new entrants              19               317              380
Special termination benefits             619
Actuarial (gain) loss                  1,665            (1,450)             325
Effect of curtailment                                     (558)
Benefits paid                         (1,872)           (1,627)          (1,547)
--------------------------------------------------------------------------------
Benefit obligation at end of year     21,352            19,320           20,802
--------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at
beginning of year                      5,613             8,061            8,199
Actual return on plan assets            (114)           (1,495)             780
Benefits paid                         (1,001)             (953)            (918)
--------------------------------------------------------------------------------
Fair value of plan assets at end
of year                                4,498             5,613            8,061
--------------------------------------------------------------------------------

Reconciliation of funded status:
Funded status                        (16,854)          (13,707)         (12,741)
Unrecognized net actuarial loss        5,900             3,744            3,632
Unrecognized transition obligation       175               292              759
Unrecognized prior service cost          131               300              545
--------------------------------------------------------------------------------
Accrued benefit cost               $ (10,648)         $ (9,371)         $(7,805)
================================================================================

Amounts recognized in the Consolidated Balance Sheets consist of:
(Accrued)/prepaid benefit cost     $       0          $ (8,815)         $ 1,441
Accrued benefit liability            (15,460)           (3,497)         (11,333)
Intangible asset                         199                65            1,084
Accumulated other comprehensive loss   4,613             2,876            1,003
--------------------------------------------------------------------------------
Net amount recognized at year-end  $ (10,648)         $ (9,371)        $ (7,805)
================================================================================

Additional year-end information for pension plans with benefit obligations in excess of plan assets:
Projected benefit obligation       $  21,352          $ 19,314         $ 13,068
Accumulated benefit obligation        19,959            17,644           11,333
Fair value of plan assets              4,498             5,613

Components of net periodic benefit cost:
Service cost                       $     159          $    221         $    170
Interest cost                          1,442             1,615            1,472
Expected return on plan assets          (521)             (763)            (778)
Amortization of transition obligation    118               168              168
Amortization of prior service cost       189               204              169
Recognized actuarial loss                143               139              181
--------------------------------------------------------------------------------
Net periodic benefit cost          $   1,530          $  1,584         $  1,382
--------------------------------------------------------------------------------
Special termination benefits       $     619          $      0         $      0
================================================================================

Assumptions used:
Discount rate                          7.50%             7.75%            8.00%
Expected return on plan assets        10.00%            10.00%           10.00%
Rate of compensation increase          4.00%             4.00%            4.00%

10. Capital Stock, Options and Bonus Plans
Preferred Stock - RTI is authorized, under its Certificate of Incorporation, to issue up to 250,000 shares of preferred stock with a par value of $0.01. These shares may be issued from time to time in one or more series. Each series will have dividend rates, rights of conversion, redemption, liquidation prices, and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of June 4, 2002.

The Ruby Tuesday, Inc. 1996 Stock Incentive Plan - The Ruby Tuesday, Inc. 1996 Stock Incentive Plan is administered by a Committee, appointed by the Board, which has complete discretion to determine participants, and the terms and provisions of stock incentives. The Plan permits the Committee to make awards of shares of common stock, awards of stock options or other derivative securities related to the value of RTI common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or for the benefit of a group of eligible participants. All options awarded under the Plan have been at the current market value at the time of grant. At June 4, 2002, we had reserved a total of 5,894,000 shares of common stock for this Plan.

The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors - Under the Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors, non-employee directors have the opportunity to defer the receipt of their retainer fees or to use their retainer fees for the purchase of RTI shares. The Plan provides that the directors must use 60% of their retainer to purchase RTI stock if they have not attained a specified level of RTI stock ownership. Each director purchasing stock receives additional shares equal to 15% of the shares purchased and three times the total shares in options, which after six months are exercisable for five years from the grant date. All options awarded under the Plan have been at the current market value at the time of grant. A Committee, appointed by the Board, administers the Plan on our behalf. At June 4, 2002, we had reserved 237,000 shares of common stock for the Plan.

The Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan - A Committee, appointed by the Board, administers the Ruby Tuesday, Inc. 1996 Non-Executive Stock Incentive Plan on our behalf and has full authority in its discretion to determine the officers and key employees to whom stock incentives are granted and the terms and provisions of stock incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of stock options or other derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or for the benefit of a group of eligible persons. All options awarded under the Plan have been at the current market value at the time of grant. At June 4, 2002, we had reserved a total of 7,899,000 shares of common stock for this Plan.
         In addition to the above plans, stock options are outstanding under a terminated plan, the Ruby Tuesday, Inc. Stock Bonus and Non-Qualified Stock Option Plan, which was effective from 1986 to 1992. Options to purchase 87,000 shares remain outstanding under the terms of the Plan at June 4, 2002.
         RTI applies APB 25 and related interpretations in accounting for our employee stock options. In contrast to the intrinsic value based method employed by APB 25, SFAS 123 utilizes a fair value based method. SFAS 123 requires the use of option valuation models developed for estimating the fair value of traded options which are fully transferable and have no vesting restrictions. Option valuation models also utilize highly subjective assumptions, such as expected stock price volatility. Changes in the assumptions can materially impact the fair value estimate and, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options. Since we have elected to account for our employee stock options in accordance with APB 25, the required pro forma disclosures as if the option valuation models were used, are presented below in accordance with SFAS 123.
         All stock options are awarded at the current market rate on the date of grant; therefore, under the intrinsic value method employed by APB 25, no compensation expense is recognized. For purposes of SFAS 123 disclosure, the estimated fair value of the options is expensed over the vesting period of the options. Fair value was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for Fiscal 2002, 2001, and 2000:

                                      2002             2001             2000
--------------------------------------------------------------------------------

Risk-free interest rate               3.97%            5.56%            6.02%
Expected dividend yield               0.20%            0.26%            0.48%
Stock price volatility factor         0.402            0.362            0.359
Expected life of options (in years)     3-4              3-7              3-7


         If we had adopted SFAS 123 in accounting for our stock options granted in Fiscal 2002, 2001, and 2000, our net income and earnings per share would approximate the pro forma amounts below (in thousands except for per-share data):

                                              2002                         2001                          2000
                                   -----------------------------------------------------------------------------------------------
                                   As Reported    Pro Forma      As Reported   Pro Forma     As Reported     Pro Forma
Net income                          $  58,218     $  51,135       $  59,239    $  54,591      $ 36,540       $  33,236

Earnings per share:
          Basic                     $    0.91     $    0.80       $    0.94    $    0.87      $   0.58       $    0.53
          Diluted                   $    0.88     $    0.78       $    0.91    $    0.84      $   0.57       $    0.51

         In Fiscal 2002, we recorded a charge of $0.2 million as a result of the acceleration of vesting of RTI stock options for RTI employees working in restaurants that were refranchised during the year. In Fiscal 2000, we recorded a charge of $0.7 million as a result of the acceleration of vesting of our stock options for American Cafe, L&N Seafood, and Tia's Tex-Mex employees.

The following table summarizes the activity in options under these stock option plans: (In thousands except per-share data) Number of Shares Under Option

                                                     Weighted                         Weighted                          Weighted
                                                      Average                          Average                           Average
                                                     Exercise                         Exercise                          Exercise
                                        2002           Price            2001            Price            2000             Price
                                ---------------- ---------------- --------------- ---------------- ---------------- ----------------
Beginning of year                      8,067       $     10.66          10,119        $      6.80        9,738         $      5.73
Granted                                2,157       $     22.40           2,262        $     17.23        2,626         $      9.23
Exercised                             (2,478)      $      7.26          (4,049)       $      4.82       (1,966)        $      4.75
Forfeited                               (169)      $     11.54            (265)       $      8.25         (279)        $      6.78
                                ---------------- ---------------- --------------- ---------------- ---------------- ----------------
End of year                            7,577       $     15.10           8,067        $     10.66       10,119         $      6.80
                                ================ ================ =============== ================ ================ ================
Exercisable                            1,600       $      8.82           1,930        $      6.55        5,005         $      4.70
                                ================ ================ =============== ================ ================ ================
Outstanding option prices                 $2.17 - $23.30                   $2.17 - $18.80                    $2.17 - $9.91
                                ================ ================ =============== ================ ================ ================
Exercised option prices                   $2.17 - $18.80                   $2.78 - $12.25                    $2.78 - $7.11
                                ================ ================ =============== ================ ================ ================
Granted option prices                    $15.88 - $23.30                   $10.69 - $18.80                   $8.53 - $9.91
                                ================ ================ =============== ================ ================ ================

Weighted average fair value of
options granted during the year               $8.19                            $6.14                             $3.34

The following tables summarizes information about stock options outstanding at June 4, 2002:

                                   Options Outstanding                                            Options Exercisable
                                 Number         Remaining        Weighted                      Number          Weighted
         Range of              Outstanding     Contractual        Average                     Exercisable        Average
      Exercise Prices        (In thousands)        Life       Exercise Price                 (In thousands)   Exercise Price
---------------------------- ---------------- --------------- ----------------               ---------------- ----------------
       $2.17 - $6.53                  197          0.56         $      5.03                          197        $       5.03
       $6.56 - $10.69               3,151          2.69         $      9.08                        1,307        $       8.78
      $11.88 - $15.75                 398          5.33         $     12.73                           27        $      13.29
      $15.96 - $20.30               1,996          3.89         $     18.63                           69        $      18.64
      $21.70 - $23.30               1,835          4.84         $     23.20                            0        $       0.00
---------------------------- ---------------- --------------- ----------------                ---------------- ----------------
       $2.17 - $23.30               7,577          3.61         $     15.10                        1,600        $      8.82
============================ ================ =============== ================                ================ ================

11. Commitments and Contingencies
         At June 4, 2002, RTI was committed under letters of credit totaling $7.5 million issued primarily in connection with our workers' compensation and casualty insurance programs.
         As part of our domestic franchise partner program, we have negotiated with various lenders a $48.0 million credit facility to assist our franchise partners with working capital needs and cash flows for operations. As sponsor of the credit facility, we serve as partial guarantor of the draws made on this revolving line-of-credit. RTI also has an arrangement with a different third party lender whereby we may choose, in our sole discretion, to partially guarantee (up to $10.0 million in total) specific loans for new restaurant development. Should payments be required under this guaranty, RTI has certain rights to acquire the operating restaurants after the third party debt is paid. As of June 4, 2002, the amount we have guaranteed on these two facilities was $20.4 million and $0.9 million, respectively. To the best of our knowledge, all of our franchisees are current in payment of obligations due under these credit facilities.
         We are presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on our operations, financial position or liquidity.
         In addition, the Company, as successor to Morrison Restaurants Inc. ("Morrison"), is a party to a case (Morrison Restaurants Inc. v. United States of America, et al.,) originally filed by Morrison in 1994 to claim a refund of taxes paid in the amount of approximately $3,000 and abatement of taxes assessed by the Internal Revenue Service ("IRS") against Morrison on account of the employer's share of FICA taxes on unreported tips allegedly received by employees. The IRS filed a counterclaim for approximately $7,000 in additional taxes. The case was decided by the U.S. District Court in favor of the Company in February 1996 on summary judgment. The IRS appealed the District Court's decision and, in August 1997, the U.S. Court of Appeals for the Eleventh Circuit reversed the award of summary judgment and remanded the case to the District Court for proceedings consistent with the court's opinion. In its reversal, the Eleventh Circuit upheld the IRS' enforcement policy with respect to the employer's share of FICA taxes on allegedly unreported tips. The Company subsequently petitioned the U.S. Court of Appeals for a review of the matter by the full Court. Such petition was denied. To date, no additional liability, based on comparable assessments for the Company's other units, has been pursued by the IRS. On June 17, 2002, the U.S. Supreme Court, in United States v. Fior d Italia, upheld the IRS' enforcement policy. Notwithstanding the ruling in Fior, it is our position that additional assessments are unlikely. We believe that a dollar-for-dollar business tax credit would be available to the Company to offset, over a period of years, a majority of any additional taxes determined to be due. Moreover, we have, since January 1997, been a participant in the IRS' enforcement program which would eliminate the risk of additional assessments in return for our proactive role in promoting employee tip reporting. We believe that the protection against additional assessments afforded by this agreement would be available to the Company.

12. Subsequent Events (Unaudited)
         On July 9, 2002, RTI acquired an additional 49% equity interest in a sixth franchise for $0.5 million pursuant to the terms of the Limited Partnership Agreement, bringing the Company's equity interest in the franchisee to 50%.
         On July 26, 2002, RTI entered into a transaction to refinance its bank-financed operating lease obligations and Revolving Credit Facility with traditional bank debt through RTI's existing bank group. The new Revolving Credit and Term Loan Agreement (the "Agreement") consists of approximately $200.6 million revolving credit facility and approximately $70.4 million term loan. Terms of the Agreement are in many instances similar to the Revolving Credit Facility discussed in Note 6 to the Consolidated Financial Statements. As with the Revolving Credit Facility, interest rates charged on borrowings can vary depending on the interest rate option we choose to utilize. Our options for the rate can either be the Base Rate or LIBOR plus applicable margin. The Base Rate is defined to be the higher of the issuing bank's prime lending rate or the Federal Funds rate plus 0.5%. Our other choice will be to use the LIBOR rate plus the Applicable Margin, which is a percentage ranging from 0.875% to 1.50%. The Applicable Margin percent is based on a bank-defined financial ratio computed quarterly. We pay commitment fees quarterly ranging from 0.15% to 0.25% on the unused portion of the new credit facility. The new credit facility contains restrictions on obtaining additional debt, the payment of dividends and has certain covenants regarding funded debt, net worth, and fixed charge coverage. At July 26, 2002, we refinanced $208.2 million of bank-financed operating lease obligations with $137.8 million and $70.4 million of the revolving credit facility and the term loan, respectively. The term loan is scheduled to mature on October 2, 2003. The revolving credit facility will mature on October 10, 2005.
        Had the above transaction taken place on June 4, 2002, the last day of Fiscal 2002, property and equipment and debt would have each been $209.2 million higher. Prior to the refinancing on July 26, 2002, we paid down the outstanding liability by $1.0 million.
         At July 26, 2002, annual maturities of long-term debt, including fees, under the new credit facility are as follows:

                                                        (In thousands)
------------------------------------------------------------------------
2003
2004                                                           $ 70,424
2005
2006                                                            139,249
------------------------------------------------------------------------
Total                                                          $209,673
========================================================================

13. Supplemental Quarterly Financial Data (Unaudited)
Quarterly financial results for the years ended June 4, 2002 and June 5, 2001, are summarized below.
(In Thousands, Except Per-Share Data)

                                                                   For the Year Ended June 4, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                     First              Second               Third                Fourth
                                    Quarter             Quarter             Quarter               Quarter              Total

------------------------------------------------------------------------------------------------------------------------------------
Revenues                          $ 202,984           $ 198,985           $ 213,736             $ 217,476           $ 833,181
====================================================================================================================================
Gross profit*                     $  44,551           $  41,872           $  51,860             $  50,736           $ 189,019
====================================================================================================================================
Income before income taxes
   and cumulative effect of
   change in accounting
   principle                      $  26,201           $  23,385           $   5,870   **        $  32,690           $  88,146   **
Provision for income taxes            9,302               8,303                 823                11,442              29,870
Cumulative effect of change
   in accounting principle               58                                                                                58
------------------------------------------------------------------------------------------------------------------------------------
Net income                        $  16,841           $  15,082           $   5,047   **        $  21,248           $  58,218  **
====================================================================================================================================

Earnings per share:
  Basic                           $    0.27           $    0.23           $    0.08  **         $    0.33           $    0.91  **
------------------------------------------------------------------------------------------------------------------------------------
  Diluted                         $    0.26           $    0.23           $    0.07  **         $    0.32           $    0.88  **
====================================================================================================================================


                                                                   For the Year Ended June 5, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                     First              Second               Third                Fourth
                                    Quarter             Quarter             Quarter               Quarter              Total

------------------------------------------------------------------------------------------------------------------------------------
Revenues                          $ 203,438           $ 195,606           $ 189,011             $ 194,553           $ 782,608
====================================================================================================================================
Gross profit*                     $  43,106           $  39,326           $  45,752             $  45,095           $ 173,279
====================================================================================================================================
Income before income taxes        $  20,076           $  17,106           $  28,409             $  26,683           $  92,274
Provision for income taxes            7,187               6,124              10,172                 9,552              33,035
------------------------------------------------------------------------------------------------------------------------------------
Net income                        $  12,889           $  10,982           $  18,237             $  17,131           $  59,239
====================================================================================================================================

Earnings per share:
   Basic                          $    0.21           $    0.17           $    0.29             $    0.27           $    0.94
------------------------------------------------------------------------------------------------------------------------------------
   Diluted                        $    0.20           $    0.17           $    0.28             $    0.26           $    0.91
====================================================================================================================================


* We define gross profit as revenue less cost of merchandise, payroll and related costs, and other restaurant operating costs.
** Includes a pre-tax charge of $28.9 million ($17.5 million after-tax) recorded on the Specialty Restaurant Group, LLC note receivable.

      Ruby Tuesday, Inc. common stock is publicly traded on the New York Stock Exchange under the ticker symbol RI. The following table sets forth the reported high and low prices of the common stock and cash dividends paid thereon for each quarter during Fiscal 2002 and 2001.

             Fiscal Year Ended June 4, 2002                                   Fiscal Year Ended June 5, 2001
---------------------------------------------------------             -----------------------------------------------
                                             Per Share                                                    Per Share
                                               Cash                                                          Cash
Quarter             High          Low        Dividends                Quarter        High        Low      Dividends
---------------- ------------ ------------ --------------             ----------- ----------- ----------- -----------
First              $20.00       $15.88      2.25 cents                First         $13.75      $10.56    2.25 cents
Second             $20.51       $13.79          --                    Second        $16.63      $11.00        --
Third              $25.35       $18.83      2.25 cents                Third         $19.55      $13.23    2.25 cents
Fourth             $27.15       $20.91          --                    Fourth        $20.00      $16.12        --

      On July 8, 2002, the Company's Board of Directors declared a semi-annual cash dividend of 2.25(cents) per share payable August 5, 2002, to shareholders of record on July 22, 2002. As of July 26, 2002, there were approximately 5,701 holders of record of the Company's common stock.

Shareholders and Board of Directors
Independent Auditors' Report

Ruby Tuesday, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Ruby Tuesday, Inc. and subsidiaries as of June 4, 2002 and June 5, 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 4, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ruby Tuesday, Inc. and subsidiaries as of June 4, 2002 and June 5, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 4, 2002 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Louisville, Kentucky
June 28, 2002

Corporate Information
The Board of Directors
Sandy Beall
Chairman of the Board and Chief Executive Officer of Ruby Tuesday, Inc.

Claire L. Arnold (1,2)
Chairperson and Chief Executive Officer of Leapfrog Services, Inc.

James A. Haslam, III (1,2)
President of Pilot Travel
Centers, LLC

Bernard Lanigan, Jr. (1,2)
Managing Principal of Lanigan & Associates, P.C.; Chairman and Managing Director of Southeast Asset Advisors, Inc.

John B. McKinnon (1,2)
Former President of Sara Lee Corporation and Former Dean of the Babcock Graduate
  School of Management at Wake Forest University

Elizabeth L. Nichols (1,2)
President and Chief Executive Officer of Graylitt, Inc.

Dr. Benjamin F. Payton (1,2)
President of Tuskegee University

Dr. Donald Ratajczak (1,2)
Chairman and Chief Executive Officer of Brain Works Ventures, Inc. and Former
  Professor and Director of the Economic Forecasting Center at Georgia State University

Dolph W. von Arx (1,2)
Former Chairman, President, and Chief Executive Officer of Planters LifeSavers
  Company, an Affiliate of RJR Nabisco, Inc.

Committees of the Board (composed entirely of non-employee Board Members)
1. Compensation and Stock Option*
2. Audit*

Investor Data
Transfer Agent and Registrar:
The Bank of New York,
Shareholder Relations Department
P. O. Box 11258, Church Street Station
New York, New York 10286,
800-524-4458
E-mail:shareownersvcs@bankofny.com

Independent Auditors
KPMG LLP
Suite 2600
400 West Market Street
Louisville, KY 40202

Common Stock
The common stock of Ruby Tuesday, Inc. is traded on the New York Stock Exchange (NYSE symbol: RI).

Restaurant Support Services
150 West Church Avenue
Maryville, Tennessee 37801
865-379-5700

Form 10-K Information
A copy of the Company's annual report or Form 10-K, excluding exhibits, filed with the Securities and Exchange Commission, will be furnished to any shareholder without charge upon written request to the Shareholder Relations Department, 150 West Church Avenue, Maryville, Tennessee 37801.

Annual Meeting
The annual meeting of shareholders will be held on Tuesday, October 8, 2002 at 11 a.m. Eastern Standard Time at the Restaurant Support Center, 150 West Church Avenue, Maryville, Tennessee.

Senior Leadership
Sandy Beall
Chairman of the Board and Chief Executive Officer

Robert McClenagan
President/Partner

Mark Ingram
President/Partner, Domestic Franchising

John Brisco
President/Partner, International Franchising

Sherry Turner
President, Support Services

Margie Naman Duffy
Senior Vice President and Chief Financial Officer

Dan Cronk
Senior Vice President, General Counsel, and Secretary

Richard Johnson
Senior Vice President

Collin Cope
Senior Vice President/Partner, Operations

Bob Baldini
Regional Senior Vice President/Partner, Operations

Rob LeBoeuf
Vice President, Human Resources

Walter Cole
Vice President, Legal/Real Estate and Assistant Secretary

Price Cooper
Vice President, Investor Relations and Financial Planning

Bart Fricks
Vice President/Partner, Operations

Andy Hepp
Vice President/Partner, Operations

Shannon Hepp
Vice President, Operations Controller

Nick Ibrahim
Vice President, Technology

Kurt Juergens
Vice President, Real Estate Development

Tammy Kaousias
Vice President, Assistant General Counsel

Stephen O'Connor
Vice President, International Franchise Operations

Max Piet
Vice President, Training and Development

David Schmidt
Vice President, Tax and Treasury

Frank Southall
Vice President, Corporate Controller

Lee Wallace
Vice President, Supply Systems

Mark Young
Vice President, Sales Development

Henry Grau
Regional Vice President/Partner, Operations

Alan Smith
Regional Vice President/Partner, Operations

Jim Domanic
Regional Operations Director

Bill Grant
Regional Operations Director

Chris Henderson
Regional Operations Director

Jim Kiernan
Regional Operations Director

Kimberly Mitchell
Regional Operations Director

Gina Shivery
Regional Operations Director/Partner

Jeff Van Horne
Regional Operations Director/Partner

Weezy Wingo
Regional Operations Director